

THE PHILODRILL CORPORATION
QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY, PHILIPPINES
TEL. NOS. 631-1801 TO 05 ; 631-8151/52 ; FAX: (632) 631-8080 , (632) 631-5310



03024715

July 17, 2003

OFFICE OF INTERNATIONAL CORPORATE FINANCE
DIVISION OF CORPORATE FINANCE
Securities and Exchange Commission
Room 3099 Mail Stop 3-7
450 5th Street, N.W.
Washington, DC 20549 U.S.A.

RE : **THE PHILODRILL CORPORATION**
File No. 82-2579

Gentlemen:

We are sending herewith the following documents, which we have filed with the Philippine SEC:

1) SEC Form 17-A (Annual Report pursuant to Section 11 of the Revised Securities Act and Section 141 of the Corporation Code of the Philippines) for the calendar year ended December 31, 2002;

2) SEC Form 11-Q Quarterly Report on Operations (Business and Financial Profile) for the quarter ended June 30, 2002, September 30, 2002 and March 31, 2003;

3) SEC Form 17-C (Current Report Under Section 11 of the Revised Securities Act) dated 13 November 2002, containing disclosure of the signed Galoc Study Agreement and Farm In Option; 22 January 2003, disclosures of the setting of the Annual Stockholders/ Meeting; 6 March 2003, disclosure of the venue of the Annual Stockholders' Meeting; 12 March 2003, disclosure of the Appointment of Officers; 5 May 2003, disclosure of the re-scheduling of the Annual Stockholders' Meeting; 25 June 2003, disclosure of the elected Directors and Officers of the Company; and 2 July 2003, disclosure of SC 6A redistribution of the equity participation of the Consortium members.

4) SEC Form 20 – (Proxy Statement pursuant to Section 34(a) of the Revised Securities Act) Definitive Proxy Statement dated May 20, 2003;

5) SEC Form 23-B, report on movement of shareholding of Director/Officer or stockholders with more than 5% shareholdings during the month of July 2002 and November 2002;

6) Communication dated 28 August 2002, regarding the Company's Corporate Governance Manual ("CGM").

7) Communication dated 26 September 2002, regarding the Company's Anti-Money Laundering Statement of Policies and Procedures.

8) Communication dated 6 February 2003, regarding the name of Compliance Officer;

9) General Information Sheet (G.I.S.); and

10) Annual Report for the year 2002.

The above documents are marked in the upper right hand corner of their cover page to reference our Rule 12g3-2 (b) file number (File No. 82-2579).

Kindly acknowledge receipt of this letter and the enclosures by stamping the ***"Receipt Copy"*** hereof and returning it to us in the stamped addressed envelope provided for the purpose.

Very truly yours,

ADRIAN S. ARIAS
Corporate Secretary

Enclosed : as stated



SEC Number 38683
File Number ______

THE PHILODRILL CORPORATION

(Company's Full Name)

8th Floor, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City

(Company's Address)

(632) 631-81-51

(Telephone Number)

December 31, 2002

(Calendar Year Ending)
(month & day)

SEC Form 17-A Annual Report

Form Type

Amendment Designation (if applicable)

Period Ended Date

(Secondary License Type and File Number)

SECURITIES AND EXCHANGE COMMISSION
SEC FORM 17-A

ANNUAL REPORT PURSUANT TO SECTION 17 OF THE SECURITIES REGULATION CODE AND SECTION 141 OF THE CORPORATION CODE OF THE PHILIPPINES.

1. For the calendar year ended December 31, 2002

2. SEC Identification Number: 38683

3. BIR Tax Identification No.: 041-000-315-612

4. Exact name of registrant as specified in its charter :
THE PHILODRILL CORPORATION

5. Philippines
Province, Country or other jurisdiction of incorporation or organization

6. ______________ (SEC Use Only)
Industry Classification Code

7. 8th Floor, Quad Alpha Centrum, 125 Pioneer Street, Mandaluyong City 1550
Address of principal office — Postal Code

8. (632) 631-8151/52
Registrant's telephone number, including area code

9. Not Applicable

10. Securities registered pursuant to Sections 8 and 12 of the SRC, or Sec. 4 and of the RSA

Title of Each Class	Number of shares of Common Stock Outstanding
Class A	918,574,129
Class B	616,376,313
	1,534,950,442

11. Are any or all of these securities listed on the Philippine Stock Exchange.

Yes [x] No [ ]

12. Check whether the issuer

(a) has filed all reports required to be filed by Section 11 of the SRC and SRC Rule 17 thereunder or Section 11 of the RSA and RSA Rule 11(a)-1 thereunder, and Sections 26 and 141 of the Corporation Code of the Philippines during the preceding 12 months (or for such shorter period that the registrant was required to file such reports);

Yes [x] No [ ]

(b) has been subject to such filing requirements for the past 90 days.

Yes [x] No [ ]

13. Aggregate market value of the voting stock held by non-affiliates : P121,208,544.00

Documents incorporated by reference:

(1) The Company's 2002 Audited Financial Statements

TABLE OF CONTENTS

PART 1 - BUSINESS AND GENERAL INFORMATION

Item 1. Business

(a) Description of Business

(1) Business Development

The Philodrill Corporation (the "Company") was incorporated in 1969. The Company's diversified investments include oil exploration and production, property development, mining, and financial services. Its active petroleum projects cover production and exploration areas in offshore Palawan and South Sulu Sea and onshore Mindoro and Central Luzon under various Service Contracts (SC) and Geophysical Survey and Exploration Contracts (GSEC) with the Philippine government through the Department of Energy (DOE).

PETROLEUM PROJECTS

SERVICE CONTRACT NO. 14 (Nido, Matinloc, Galoc/West Linapacan)

The combined oil production from the Nido and Matinloc oilfields totaled 256,650 barrels in 2002, lower by 52,601 barrels or 17% from the 2001 output of 309,251 barrels. The decline can be traced mainly to the Matinloc field whose output dropped by 51,157 barrels or 32% from the previous year's level, on account of persisting reservoir problems. At the end of 2002, a workover program intended to reactivate the Matinloc-2 (M-2) well was underway with the objective of enhancing the oil flow from the Matinloc reservoir.

The consortium's contract for the sale of Nido and Matinloc crude to Caltex Philippines was renewed for a minimum of 300,000 barrels with an option for an upward adjustment to 500,000 barrels should Matinloc production improve after the M-2 well rehabilitation. All other terms and conditions remain the same as in the previous contracts except for the increase in price of Matinloc crude to the average of MOPS 180 for the month of delivery plus a premium of US$11.60 per metric ton or US$1.50/bbl.

2002 Crude Oil Production (in barrels)

	Nido	Matinloc	Total
January	13,217	9,506	22,723
February	12,493	8,246	20,739
March	6,888	12,639	19,527
April	18,029	10,904	28,933
May	13,392	10,976	24,368
June	5,689	10,730	16,419
July	21,213	1,950	23,163
August	3,339	5,949	9,288
September	10,173	8,867	19,040
October	15,145	8,852	23,997
November	15,792	9,329	25,121
December	12,674	10,568	23,332
Total	148,044	108,606	256,650

Alcorn Production Philippines, Inc., SC 14 operator, submitted to the consortium a reserve report prepared by Netherland-Sewell & Associates as of January 2002. The reserve estimates are as follows:

Nido – 925,920 barrels; cumulative production - 17,451,130 barrels
Matinloc – 617,182 barrels; cumulative production – 11,331,200 barrels
North Matinloc – 95,069 barrels; cumulative production, 2,159,380 barrels

Australian partner Nido Petroleum presented to the consortium the results of the 3D mapping of the additional 3D data provided by Geco-Prakla over certain areas of SC14. Of interest in the report is the strong possibility of the presence of so-called attic volumes of hydrocarbons which are presently not being produced in the existing oilfields, some of which are no longer in production. These fields include Nido, Matinloc, North Matinloc, Tara and Libro. This observation became evident when the actual well locations were found not to be in the optimal crestal positions of the reservoirs, which would have allowed maximum extraction of the oil reserves. The attic volumes

could have significant economic value as the estimated volume ranges from 100,000 to 800,000 barrels.

Nido Petroleum's findings were based on a platform location survey conducted by the company in which it was determined that the wells surveyed did not tie to the 3D seismic lines. A sidescan sonar survey of four wells during the 1998 3D seismic survey showed the mislocation of these wells.

Nido Petroleum also reported the completion of the data trade with Shell Philippines Exploration (SPEX), through which the consortium received data on the North Iloc, San Marcelino and Princesa wells of SPEX. This data will form part of the consortium's database on northwest Palawan.

As initially reported in last year's report, the Galoc oil and gas discovery under Block C of SC 14 had drawn the interest of two foreign exploration companies, Shell Philippines Exploration (SPEX) and Union Oil of California (UNOCAL). After lengthy negotiation, the SC 14 consortium eventually signed a Joint Development Study & Farmin Option Agreement with UNOCAL on November 12, 2002. The agreement involves the phased study of the Galoc discovery with the objective of establishing the commercial viability of developing and producing the Galoc field.

Phase 1 of the study consists of seismic reprocessing and interpretation, geological and geophysical studies, due diligence work as well as preparation of the Joint Operating Agreement (JOA). This process is expected to take between six and nine months and is estimated to cost US$450,000.

Phase 2 will involve a more detailed technical analysis and engineering design which, if feasible, would lead to the preparation of a complete plan of full development for the Galoc Production Area. This phase should take another six to nine months and is expected to cost approximately US$2.0 million.

Upon completion of Phase 2, UNOCAL will have 90 days to exercise its farmin option or withdraw from the agreement. Should UNOCAL exercise its farmin option and proceed with the development and production of Galoc, it will pay a bonus of US$1.5 million to the Filipino contractors' group upon commencement of hydrocarbon production, and another US$1.5 million when cumulative production of 35 million barrels of oil (MMBO) is attained. All the costs that will be incurred from the study phase through to development and operation will be advanced by

UNOCAL on behalf of the Filipino partners. PHILODRILL's participating interest in Block C of SC 14 which covers the Galoc area stands at 19.45%. Should UNOCAL decide to farm in. PHILODRILL's equity will be reduced to 4.1904%.

SERVICE CONTRACT NO. 6A (Octon)

In 2001, Rock Oil International Inc. (ROII) and the SC 6A consortium entered into a Memorandum of Understanding (MOU) outlining the work obligations and the commercial terms of ROII's proposed farm-in to the northern block of the service contract. In accordance with the terms of the MOU, ROII contracted Emerald Geo Research Group of Houston to reprocess the 3D seismic data acquired by Western Geco, over the northern part of SC 6A.

In mid-2002, ROII apprised the partners on the progress of the processing work and other geological evaluations. In late November, a technical committee meeting was called where ROII presented the results of their initial geological/geophysical study. Mr. Will Ade, ROII President, concluded that ROII would be able to present to the consortium at least two drillable prospects by early 2003.

Three out of four identified prospects were presented with their possible hydrocarbon potential and drilling parameters:

Malajon Shallow:

- Water Depth:	62 meters
- Depth to Reservoir:	-156 meters
- Proposed Total Depth:	- 457 meters
- In-place Reserves:	2.416 Billion Barrels
- Recoverable Reserves:	725 MMBO (@30% RF)
- Average Sandstone Reservoir Thickness:	21 meters
- Average Porosity:	27%

Malajon Gas/Condensate:

- Water Depth:	62 meters
- Depth to Gas Pay:	-1,829 meters
- Proposed Total Depth:	-2,438 meters
- Reservoir: Average Thickness:	40 meters

Average Porosity:	8%
-Area of 4-way dip closure:	100 square km.
-In-place Reserves:	1.6 TCF
-Recoverable Reserves:	1.12 TCF (@ 70% RF)

Barselisa Turbidite Oil:

- Water Depth:	76 – 200 meters
- Depth to Reservoir:	- 1,600 meters
- Proposed Total Depth:	- 2,400 meters
- Average Sandstone Reservoir Thickness:	40 meters
- Average Porosity:	18%
- In-Place Reserves:	4,132 MMBO.
- Recoverable Reserves:	1,240MMBO(@30% RF)

PHILODRILL maintains a 37.05% interest on this block.

SERVICE CONTRACT NO. 6B (Bonita/Cadlao)

Exploration activities on SC 6B remain suspended. PHILODRILL has a 14.0% interest on this block.

SERVICE CONTRACT NO. 41 (SULU SEA)

In early 2002, MMC and Preussag, two foreign partners in SC 41 with a combined equity of 40%, formally announced their withdrawal from the consortium. All the remaining partners exercised their option to assume their proportional share in the relinquished equity of the two withdrawing partners. As a result, PHILODRILL's participating interest in Block A of the service contract increased from 5.41886% to 9.12516%.

As of the end of 2002, the mandatory work program under the service contract was ongoing. This consists of the depth conversion and water bottom study and the SAR slick study. The contingent work program for the succeeding contract year includes the drilling of the Rhino-1 well in the Block A area, scheduled for the summer of 2003, and the acquisition of 3,000 line kilometers of 2D seismic planned for the third quarter of 2003 in Block B. The drill-or-drop deadline for this block is May 10, 2003.

The Rhino Prospect consists of two sub-prospects, Rhino West and Rhino East. The latest depth maps show a large, strong closure in the Rhino West fault block. Rhino East is less well defined. The Rhino West closure has an area of approximately 15,000 acres, with indicative reserves of 170 MMBO and one trillion cubic feet (TCF) of gas. The Rhino East is smaller with indicative reserves of 86 MMBO and 566 billion cubic feet (BCF) of gas. UNOCAL's current economic threshold for the area is between 35 and 40 MMBO at $18.00 per barrel oil price.

GSEC NO. 75 (Central Luzon)

The Victoria-3 well was spudded by PNOC – Energy Development Corporation (PNOC-EDC) on December 1, 2001 and reached a total depth of 9,006 feet on January 11, 2002. PNOC-EDC conducted three drill stem tests (DST) on the well. The first two tests did not flow any hydrocarbon, while the third DST flowed hydrocarbon gas to the surface after nitrogen gas was injected into the well. After extensive attempts to clean up the formation and stimulate hydrocarbon flow failed, the well was plugged and abandoned on March 11, 2002.

Philodrill, together with certain other partners in this GSEC opted not to participate in the drilling of the Victoria-3 well due to certain technical reservations on the location of the well. It was thus a sole-risk drilling venture on the part of PNOC-EDC after the non-participating partners relinquished their equity in the GSEC. However, under the terms of the agreement with PNOC-EDC, the non-participating partners still retain a buy-back option into GSEC 75 under certain conditions. As of this writing, the buy-back option has not been exercised.

GSEC NO. 98 (ONSHORE MINDORO)

In January 2001, field party was sent to Mindoro together with a petroleum engineer from a Canada-based exploration company, GM International Oil & Gas Limited (GM), to look into the possibility of joining the onshore Mindoro consortium. The GM representative expressed interest in the area based on the data gathered and indicated willingness to conduct additional evaluation work before making a formal recommendation to company management.

In view of the continuing peace and order problem in the area coupled with the default of most of the consortium members due to the difficult financial situation, a petition was filed with the

Department of Energy (DOE) for a one-year moratorium on contract work obligations. The DOE allowed the consortium six months up to December 2002 to conduct an Information and Educational Campaign (IEC) in order to help mitigate the security risks existing in the area. The IEC would also eventually serve as a component of the procedural requirements of an Environmental Impact Assessment (EIA), which would in turn be a prerequisite to the issuance of an Environmental Clearance Certificate (ECC). The consortium would need an ECC in the event of future exploration work on the contract area.

In view of this, PHILODRILL contracted Seastems, Inc., which has established a reliable track record in the conduct of IEC's, to map out the scope of the work and timetable for the program.

PHILODRILL has a 79.455% interest on this block.

SWAN BLOCK (Northwest Palawan)

Following the signing of a letter of intent between the consortium and UNOCAL in the first quarter of 2002, UNOCAL sent a technical team to the Philippines to gather more data and prepare for a more aggressive exploration strategy for the block. After UNOCAL's regional office approved the revival of the northwest Palawan exploration program, another technical team was dispatched to validate UNOCAL's exploration thrust in the Philippines and to confirm the areas/prospects being considered for acquisition/drilling.

As part of PHILODRILL and UNOCAL's combined efforts to promote the block to other foreign exploration companies, confidentiality agreements were signed with LASMO (U.K.), Korean National Oil Corporation (Korea) and SK Corporation (Korea). A technical team was subsequently sent by Korean National Oil Corporation and SK Corporation in late 2002 to examine the available exploration data on the SWAN block. The team expressed interest in the area and was expected to discuss with UNOCAL the possible farm-in terms in the block.

A consortium meeting was held in November where it was agreed that in view of the desire of UNOCAL to conclude an agreement before the end of the year, the consortium would actively pursue the GSEC application with the Department of Energy and at the same time unitize the differing equity interests in the various sub-blocks of the proposed contract area.

SOUTHWEST PALAWAN

In February 2002, Shell Philippines Exploration B.V. (SPEX) withdrew from the consortium, citing as reason SPEX's ongoing global project prioritization program. The operatorship of the block reverted to the previous operator, Trans-Asia Oil & Mineral Development Corporation. The application for a new GSEC remains pending with the Department Of Energy. Philodrill has a 1.95% interest on this block.

Other Investments

EDSA PROPERTIES HOLDINGS, INC. (EPHI)

With a 7.2% revenue growth, EPHI posted another strong performance in 2002. Consolidated revenues reached P649.1 million during the year, mainly on account of a 12% growth in Shangri-La Mall rentals. The renovation and redevelopment program increased the leasable areas of the mall, and coupled with the construction of a direct mall link to the EDSA MRT 3 Shaw Boulevard station, resulted in a 10% improvement in customer traffic within the mall. The lease rentals from the EDSA Shangri-La Hotel remained relatively static on account of the global slump in travel and tourism.

The company's consolidated net income for 2002 amounting to P210.1 million was 6% lower than the 2001 profit level. There was mainly due to an increase in the level of general and administrative expenses including interest costs. Nonetheless, the sustained profitability of the company's operations as well as its high level of liquidity enabled the payment of substantial cash dividends during the year. In addition, the Securities and Exchange Commission (SEC) approved in September 2002 the 57% stock dividend which was earlier declared by EPHI.

EPHI's investment in KSA Realty Corporation, owner of The Enterprise Center (TEC) building in Makati's central business district (CBD), continued to generate income for the company. TEC's average occupancy levels were maintained at approximately 85% despite a relatively weak market for leased properties.

As part of the company's diversification program, EPHI entered into an agreement with an affiliate company, Kuok Philippine Properties, Inc. (KPPI) in August 2002, involving the development of a luxury residential condominium named Shang Grand Tower. EPHI will have a beneficial interest of

approximately 68% in the net saleable area of the project, which is located in the Makati CBD. Construction activities started in October with project completion scheduled towards the end of 2005.

EPHI remains cautiously optimistic on the overall prospects of the country's economy. The redevelopment program for the Shangri-La Mall will be pursued to generate more customer traffic and increase revenues. The construction of the Shang Grand Tower will continue and the pre-selling program is expected to commence in the second half of 2003. The company is confident that the project will be well received by the market and will generate meaningful returns in the future.

ATLAS CONSOLIDATED MINING AND DEVELOPMENT CORPORATION (ATLAS)

Through the efforts of one of Atlas' major shareholders, Alakor Corporation (Alakor), with which the company entered into a Memorandum of Agreement (MOA) for the rehabilitation of the Toledo copper mine, Atlas continued to make major progress in its financial restructuring program. Alakor successfully acquired another P2.5 billion of Atlas debts which Alakor intends to convert into new Atlas shares under the debt-to-equity swap agreement earlier entered into by both companies. This is in addition to the P810 million worth of Atlas debts previously acquired by Alakor together with another company, which were also converted to Atlas equity. During the last stockholders' meeting held in March 2003, Atlas stockholders approved an increase in the company's capitalization to cover the requirements for debt conversion to equity as well as for additional fund-raising.

In the meantime, Atlas continued to implement its program for the disposal of scrap and surplus materials and spare parts that will not be needed in the planned rehabilitation and resumption of mining operations. The company will further rationalize its asset portfolio. The updating of the Toledo copper mine feasibility study will continue even as the company plans additional exploration work and negotiates for possible project funding for the reopening of the Toledo mine.

PENTA CAPITAL INVESTMENT CORPORATION (PENTA CAPITAL)

Penta Capital Investment Corporation (Penta Capital) remained profitable in 2002 and posted a consolidated net income of P24.1 million. From its investment banking operations, Penta Capital generated gross fee income of P61.0 million with advisory services mainly focused on the MRT III US$1.76 billion securitization project, short-term bridge financing facilities and assistance in raising working capital funds for clients.

For 2003, Penta Capital expects to sustain its profitability as it aims to remain as the dominant securitization specialist in the industry and complete at least three (3) projects consisting of: two (2) major securitization deals of at least P1.0 billion in project size; and a major project finance or joint venture deal.

ANGLO PHILIPPINE HOLDINGS CORPORATION (ANGLO)

ANGLO continues to maintain its core infrastructure investment in EDSA Metro Rail Transit (MRT) III project through its 18.6% equity interest in MRT Holdings, Inc.. (MRTHI). Ridership in Phase I of the MRT continues to build up, reaching an average of 360,000 passengers per day as of December 31, 2002 compared to 300,000 passengers per day as of December 31, 2001. Contract terms for Phase II of the MRT (from North Triangle, Quezon City to Monumento, Caloocan City) is being finalized with the Government.

In August 2002, ANGLO, together with other MRT project proponents, namely: Fil-Estate, Ramcar, the Unilab group and DBH, entered into various agreements leading to the securitization of their respective shares in the equity rental payments of the Philippine Government under the Build-Lease-Transfer Agreement with Metro Rail Transit Corp. (MRTC) and the issuance of MRT Asset Backed Notes (the MRT Bonds) offshore. A public offering of the MRT Bonds is being planned as soon as local and regional investment climates indicate a favorable rating on the bonds.

ANGLO also owns a 15.79% stake in MRT Development Corporation (MRTDC) which owns the property development rights on the airspaces above the MRT stations and lot pads surrounding the MRT depot, as well as the advertising rights in the MRT stations. MRTDC currently generates revenues from concessionaire rentals and advertising fees in the MRT stations.

MRTDC also approved the assignment of its development rights over the MRT depot to North Triangle Depot Commercial Corporation (NTDCC) in exchange for the latter's shares of stock. NTDCC has completed detailed design work on the proposed commercial center with actual

construction expected to start by mid-2003. ANGLO currently owns a 15.79% equity in NTDCC after exercising its pre-emptive right to subscribe to new shares of NTDCC, the proceeds from which will be used to fund the development works for the commercial center,. Ayala Land, Inc. (ALI) is the lead proponent for the North Triangle development project and, pursuant to the terms of the Shareholders' Agreement, will be the operations manager of the commercial center.

ANGLO's other investments include minority interests in: (1) Philippine Seven Corporation (PSC), the Philippine franchise holder of the 7-Eleven chain of convenience stores; (2) certain oil and gas exploration contracts; (3) Olympic Gold Holdings, Ltd. (OGHL), a BVI company undertaking gaming and on-line lottery projects in Eastern Europe; and (4) Batangas Assets Corporation (BAC), a holding company organized for the purpose of investing in the Calabarzon area.

(2) Business of Issuer

(a) Description of Registrant

The Company is an investment holding firm with investments in property development, financial service, oil exploration and production, and mining.

Products

Together with other participants, the Company (collectively referred to as "Contractor"), entered into several Service Contracts (SC) and Geophysical Survey and Exploration Contracts (GSEC) with the Philippine Government through the Department of Energy, for the exploration, development and exploitation of the contract areas situated mostly in offshore Palawan where oil discoveries were made. The aforementioned SCs and GSECs provide for certain minimum work expenditure obligations and the drilling of a specified number of wells and are covered by operating agreements which set forth the participating interests, rights and obligations of the contractor. The Company's present revenues and production and related expenses are from certain areas of SC 14 particularly Nido, Matinloc and North Matinloc. Information as to production volume follows (in barrels):

	2002	2001	2000
Nido	148,044	149,482	186,499
Matinloc	108,606	159,763	213,255
North Matinloc	-	6	15,552
total	256,650	309,251	415,306

The Company, as an investments holding firm, generates revenues from its investments by way of dividends received from, and/or equitizable share in the earnings of investee companies

Additional Information:

a) Distribution Method of the Products or Service
Alcorn (Production) Phils. Inc., as the Operator of the SC14 consortium, is in-charge of the sale, transfer and disposition of the oil produced from the Nido, Matinloc and North Matinloc oilfields. The oil produced and saved from these areas were sold locally to Caltex (Philippines), Inc.. The proceeds from the sale of crude oil were distributed by the Operator to the different consortium members in accordance with their respective participating interests.

b) Competitive Business Conditions and the Registrant's Competitive Position in the Industry and Methods of Competition

b.1) Petroleum Revenue - the Company is selling the crude oil to Caltex (Philippines) Inc. and there is no other local competitor.

b.2) Investment Income – not applicable because this is only passive income.

c) Dependence on One or a Few Major Customers and Identification of Such –

c.1) Petroleum Revenue – the Company is dependent on Caltex (Phils.),sole buyer of crude oil produced from Nido and Matinloc oilfields.

c.2) Investment Income - the Company's equity share in affiliates' earnings is dependent on the financial performance of its investee companies, presently EPHI and Penta Capital.

d) Transactions with and/or Dependence on Related Parties - the information required is contained on Note 14 to the Company's 2002 Audited Financial Statements.

e) Patents, Trademarks, Licenses, Franchises, Concessions, Royalty Agreements, or Labor Contracts, including Duration -NONE

f) Need for Any Governmental Approval of Principal Products or Service – The Company is a participant in various SCs and GSECs with the government through the Department of Energy which provide for certain minimum work expenditure obligations and drilling of a specified number of wells and are covered by operating agreements which set forth the participating interests, rights and obligations of the Contractor.

g) Effect of Existing or Probable Governmental Regulations on the Business - Existing government regulations do not adversely affect the business of the Company.

h) Estimate of Amount Spent for Research and Development Activities – The Company incur expenses in the exploration of the oil projects wherein the company is a participant, expenses on the evaluation and studies on these projects form part of the deferred costs.

i) Costs and Effects of Compliance with Environmental Laws
Compliance with the environmental laws has not, and is not anticipated to, adversely affect the businesses and financial conditions of the Company.

j) Employees – As December 31, 2002, the Company has 28 employees. The Company does not anticipate to have additional employees within the ensuing twelve (12) months. The present employees are not subject to Collective Bargaining Agreement.

Type of employee	Exploration/ Technical	Finance/Administration/ Legal/Stocks
Executive Officers	1	3
Managers/Technical Personnel	2	1
Rank and File	6	15
	9	19

k) Mining and Oil Companies – information required herein is provided in Item 1 (a) above under the heading "Petroleum Projects".

Item 2. Properties

The information required by Item 2 is contained in Note 6 to the Company's 2002 Audited Financial Statements.

The Company as a participant in Service Contract No. 14, reflects its proportionate share in the cost of the production facilities of the Nido, Matinloc, North Matinloc and West Linapacan oilfields under the "Wells, platforms and other facilities" account. These production facilities are located in the offshore Palawan area, while the office condominium units, furnitures, and other equipments are located at 125 Pioneer Street, Mandaluyong City. These properties are in good condition.

The Company's exploration properties which are presented as deferred oil exploration and development costs in the audited financial statements are presented below:

SC / GSEC No.	Participating Interest	Deferred Costs (in thousands)
SC 6A (Octon)	39.00000%	P 384,031
(Saddle Rock/Esperanza)	37.05000	64,844
SC 41 (Sulu Sea)	9.12516	137,497
GSEC 98 (Onshore Mindoro)	79.45500	68,366
GSEC 75 (Central Luzon)*	0.00000	37,300
Swan Block (NW Palawan)**		
(Block A West Culion)	35.63100	20,838
(Block B Alava/Busuanga)	16.19000	46,283
(Block C North Calamian)	14.69300	12,672
(Block D NW Malampaya)	50.00000	9,447
(Blocks A to D)		890
SC 6B (Bonita/Cadlao)	14.00000	12,661
GSEC 91 (SW Palawan)**	1.95000	4,187
Others		1,058
		P 800,074

*with buy-back option after well drilling
**under application

Item 3. Legal Proceedings

There is no pending litigation or claim by or against, nor any contingent liability of nor any judgment or settlement rendered by any government agency or any other party either in favor of or against the Company.

Item 4. Submission of Matters to a Vote of Security Holders

There were no matters submitted to a vote of security holders during the fourth quarter of the fiscal year covered by this report.

PART II - OPERATIONAL AND FINANCIAL INFORMATION

Item 5. Market for Registrant's Common Equity and Related Stockholders Matters

(a) Market Price of and Dividends on Registrant's Common Equity and Related Stockholder Matters

(1) Market Information

The Company's shares are listed and traded in the Philippine Stock Exchange. The high and low sale price of the Company's shares for each quarter during the last two (2) years 2002 and 2001 and the first quarter of the current year 2003, expressed in Philippine Pesos, are as follows:

Stock Prices:

		High	Low
2003			
	First Quarter	P 0.160	P 0.150
2002			
	First Quarter	0.310	0.195
	Second Quarter	0.230	0.140
	Third Quarter	0.180	0.150
	Fourth Quarter	0.170	0.150

2001		
First Quarter	0.350	0.180
Second Quarter	0.250	0.150
Third Quarter	0.290	0.150
Fourth Quarter	0.280	0.190

(2) Holders

There were 11,295 shareholders of record as of December 31, 2002. Common snares outstanding as of December 31, 2002 totaled 1,534,950,442 shares. The last registration of the capital stock filed was approved by SEC on January 27, 1994.

Top 20 stockholders as of December 31, 2002:

Name	No. of Shares Held	% to Total
1. PCD Nominee Corporation	302,513,997	19.70
2. National Book Store, Inc.	259,157,603	16.88
3. Vulcan Industrial & Mining Corporation	205,876,535	13.41
4. Philex Mining Corporation	174,403,750	11.36
5. Alakor Corporation	58,626,260	3.81
6. Teresita dela Cruz	25,507,577	1.66
7. Alakor Securities Corp.	24,272,036	1.58
8. Phil. Overseas Telecomms. Corp.	24,234,387	1.57
9. Trafalgar Holdings Phil., Inc.	14,740,821	0.96
10.Wealth Securities, Inc.	9,693,122	0.63
11. Oscar T. Lee	7,443,947	0.48
12. Sapphire Securities, Inc.	6,500,812	0.42
13. Henry A. Brimo	6,013,353	0.39
14. Alsons Consolidated Resources, Inc.	5,667,200	0.36
15. Conrado S. Chua	4,905,652	0.32
16 RCBC Trust Account #72-230-8	3,854,825	0.25
17. Ang Ngo Chiong	3,643,112	0.24
18. Nicasio I. Alcantara	3,632,000	0.23
19. Albert Awad	3,515,620	0.22
20. RCBC Trust Account #32-314-4	3,368,821	0.21

(3) Dividends

NO dividends were declared during the last two (2) years 2001 and 2002 and the first quarter of the current year 2003.

The Company's ability to declare and pay dividends on common equity is restricted by the availability of sufficient funds.

(4) Recent Sales of Unregistered Securities

NO unregistered securities were sold during the past three (3) years. All of the Company's issued and outstanding shares of stock are duly registered in accordance with the provisions of the SRC.

(a) Securities Sold – not applicable; NO securities were sold
(b) Underwriters and Other Purchases – not applicable; NO securities were sold
(c) Consideration – not applicable; NO securities were sold
(d) Exemption from Registration Claimed – not applicable; NO securities were sold.

Item 6. Management's Discussion and Analysis or Plan of Operation.

(a) Management's Discussion and Analysis or Plan of Operation

Financial Highlights
(in thousands of Pesos)

	2002	2001	2000
Petroleum revenues	30,194	35,090	44,089
Investment income	28,011	29,381	43,618
Interest & other income	14,219	13,315	14,176
Net income (loss)	(14,821)	(21,138)	26,297
Total assets	2,609,850	2,617,334	2,614,381
Net worth	2,205,336	2,206,024	2,183,749
Issued & subscribed capital	1,534,950	1,534,950	1,534,950
Treasury Stock	-	63,179	-

Financial Performance

The Company incurred a net loss of P14.8 million in 2002 compared to P21.1 million in 2001 and net income of P26.3 million in 2000.

Gross revenues in 2002 totaled P72.4 million compared to P77.8 million in 2001 and P101.9 million in 2000. The decrease in revenues in 2002 was accounted for mainly by the lower income from petroleum operations, which was down by P5.0 million. The decline was caused primarily by the lower production output from the existing offshore Palawan oilfields, particularly Matinloc.

Total expenses in 2002 decreased by P11.5 million despite the P8.2 million increase in the general and administrative expenses on account of a P9.3 million provision for doubtful accounts. The decrease was due mainly to the P8.1 million lower level of interest and other debt-related costs, and the absence in 2002 of a non-recurring write-off of P10.5 million representing deferred exploration costs relating to the Sibutu Project under GSEC no. 87.

Total assets slightly decreased from P2.62 billion as of year-end 2001 to P2.61 as of year-end 2001. While current assets, property and equipment, and deferred costs went up by P16.5 million, P10.0 million and P16.6 million respectively, the carrying value of investments decreased by P50.0 million. The decline was caused mainly by the P41.6 million additional valuation reserve booked during the year.

Total current liabilities decreased from P411.3 million in 2001 to P347.8 million in 2002. The decrease was due to the conversion of a short-term loan into a five-year term loan. Accordingly, the loan was reclassified to non-current liabilities.

Stockholders' equity slightly decreased by P0.7 million despite the P21.0 million additional paid in capital generated from subscription payments and the P35.8 million net proceeds received from the sale of treasury stock. The decrease was caused mainly by the additional valuation reserve booked amounting to P41.6 million and the P14.8 million loss incurred during the year.

Plan of Operation

The Company expects to be able to satisfy all its working capital requirements for the next twelve (12) months. Should the Company's cash position be not sufficient to meet current requirements, the Company may:

(a) collect a portion of Accounts Receivables amounting to about P132.8 million as of December 31, 2002; or,

(b) offer for sale a portion of its existing investments.

Item 7. Financial Statements

The 2002 Audited Financial Statements of the Company is incorporated herein by reference. The schedules listed in the accompanying Index to Supplementary Schedules are filed as part of this Form 17-A.

Item 8. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.

The information required by Item 8 is contained in the Report of Independent Auditors on the Company's 2002 Audited Financial Statements.

PART III - CONTROL AND COMPENSATION INFORMATION

Item 9. Directors and Executive Officers of the Registrant

(a) Directors, Executive Officers Promoters and Control Persons

(1) Identify Directors and Executive Officers

(A) Names and Ages of all Directors and Executive Officers

Office	Name	Age (as of 12/31/02)
Chairman of the Board/President	Alfredo C. Ramos	58
Vice-Chairman of the Board	Henry A. Brimo	89
Director, Executive Vice President & Treasurer	Augusto B. Sunico	74
Director	Nicasio I. Alcantara	60
Director	Gerard H. Brimo	51

Director	Maximo G. Licauco III	52
Director	Teodoro L. Locsin, Jr.	54
Director	Honorio A. Poblador III	57
Director	Presentacion S. Ramos	60
Vice President-Exploration	Francisco A. Navarro	59
Vice President-Finance & Administration	Reynaldo E. Nazarea	51
Corporate Secretary	Adrian S. Arias	40

The Company's independent directors are Nicasio I. Alcantara, Mr. Honorio A. Poblador III and Mr. Teodoro L. Locsin, Jr..

(B) Positions and offices that each person named above held with the Company

Mr. Alfredo C. Ramos has been the President and Chairman of the Board of the Company since December 1992.

Mr. Henry A. Brimo founded the Company in 1969. He was the President of the Company until November 1985 and is now Vice Chairman of the Board.

Atty. Augusto B. Sunico has been a Director and Executive Vice President since October 1989.

Mr. Gerard H. Brimo, Mr. Maximo G. Licauco III, Teodoro L. Locsin, Jr., and Mrs. Presentacion S. Ramos have been Directors since 1985, 1988, 1988 and 1997 respectively.

Independent directors Mr. Nicasio I. Alcantara and Mr. Honorio A. Poblador III have been directors of the Company since 1991 and 1992, respectively.

Mr. Francisco A. Navarro became the Vice President for Exploration since November 1986.

Mr. Reynaldo E. Nazarea became the Vice President for Finance and Administration in September 1987.

(C) Term of Office as Director and Period of Service

The Directors of the Company are elected at the annual stockholders' meeting to hold office until the next succeeding annual meeting and until their respective successors have been elected and qualified. Officers are appointed or elected annually by the Board of Directors during its organizational meeting following the Annual Meeting of Stockholders, each to hold office until the corresponding meeting of the Board of Directors in the next year or until a successor shall have been elected, appointed or shall have qualified.

(D) Business experience of directors/officers during the past five (5) years

Mr. Alfredo C. Ramos is the Chairman of the Board and President/Chief Executive Officer of the Company. For the past five (5) years, he served as a director an/or executive officer, and maintained business interests in companies involved in printing, publication, sale and distribution of books, magazines and other printed media, transportation, financial services, infrastructure, oil and gas exploration, mining, property development, shopping center, department store, gaming and retail, among others.

Mr. Henry A. Brimo is the Company's Vice Chairman of the Board. For the past five (5) years, he has served as a director and/or executive officer, and maintained business interests in companies involved in mining, property development, oil and gas exploration and manufacturing, among others.

Mr. Gerard H. Brimo is a Director of the Company. For the past five (5) years, he has served as a director and/or executive officer, and maintained business interests in companies involved in mining, property development, stock transfer services, non-life insurance and oil and gas exploration, among others.

Mr. Nicasio I. Alcantara is a Director of the Company. For the past five (5) years, he has served as a director and/or executive officers and maintained business interests in companies involved in cement, power and energy, financial services, agriculture and diversified holdings, among others.

Ms. Presentacion S. Ramos is a Director of the Company. For the past five (5) years she has served as a director and/or executive officer and maintained business interests in companies involved in the printing, publication, sale and distribution of books, magazines and other printed media, department store, stock brokerage, oil and gas exploration and mining, among others.

Atty. Augusto B. Sunico is a Director and Executive Vice President and Treasurer of the Company. For the past five (5) years, he has served as a director and/or executive officer and maintained business interests in a university and companies involved in oil and gas exploration, mining, shipbuilding, stock brokerage, property development, financial services and shopping center, among others.

Mr. Honorio A. Poblador III is a Director of the Company. For the past five (5) years, he has served as a director and/or executive officer and maintained business interests in companies involved in telecommunications, property development and diversified holdings, among others.

Mr.Maximo G. Licauco III is a Director of the Company. For the past five (5) years, he has served as a director and/or executive officer of the companies involved in the printing, publication, sale and distribution of books, magazines and other printed media, cards and novelty items, property development, financial services, oil and gas exploration, and mining, among others.

Mr. Teodoro L. Locsin, Jr. is a Director of the Company. For the past five (5) years, he has served as a director and/or executive officer in companies involved in food and beverage, banking services and chemicals, publisher/editor of newspapers and other allied publications, producer/host of commentaries and investigative reports on television, and currently a member of the House of Representative of Congress, among others.

Mr. Francisco A. Navarro is the Company's Vice President for Exploration. For the past five (5) years, he has headed the exploration and development groups of various companies involved in oil and gas exploration and mining.

Mr. Reynaldo E. Nazarea is the Vice President for Finance and Administration. For the past five (5) years, he has served as a director of companies involved in financial services.

(E) *Directors with directoship(s) held in reporting companies*

Alfredo C. Ramos	Anglo Philippine Holdings Corp.
	Atlas Consolidated Mining and Devt. Corp.
	Edsa Properties Holdings, Inc.
	Kuok Philippine Properties, Inc.
	Penta Capital Investment Corp.
	Penta Capital Finance Corp.
	Philippine Seven Corp.
	United Paragon Mining Corp.
	Vulcan Industrial and Mining Corp.

Henry A. Brimo	Philex Mining Corp.
Augusto B. Sunico	Alakor Securities Corp, Anglo Philippine Holdings Corp. Edsa Properties Holdings, Inc. Manuel L. Quezon University Penta Capital Investment Corp. Penta Capital Finance Corp. United Paragon Mining Corp. Vulcan Industrial and Mining Corp.
Gerard H. Brimo	Philex Mining Corp. Philtread Holdings Corp. Phil. Realty and Holdings Corp.
Presentacion S. Ramos	Alakor Securities Corp. Anglo Philippine Holdings Corp.
Nicasio I. Alcantara	Alcor Transport Corp. Alsons Aqua Technologies, Inc. Alsons Corporation Alsons Development and Investment Corp. Alsons Land Corporation Alsons Properties Corporation Aquasur Resources Corporation Banc Asia Capital Corp. Buayan Cattle Co., Inc. C. Alcantara and Sons, Inc. Conal Corporation Finfish Hatcheries, Inc. Lima Land, Inc. Lima Water Corporation Petron Corporation Saranggani Agricultural Co., Inc. Seafront Resources Corp. South Star Aviation Company T'boli Agro-Industrial Devt., Inc.

Honorio A. Poblador III	Alsons Consolidated Resources, Inc. Philippine Comm. Satellite Corp. Phil. Overseas Telecomm. Corp.
Maximo G. Licauco III	Anglo Philippine Holdings Corp. Edsa Properties Holdings, Inc. Penta Capital Investment Corp. Penta Capital Finance Corp. United Paragon Mining Corp. Vulcan Industrial and Mining Corp.
Teodoro L. Locsin, Jr.	Independent Daily New, Inc. Government Service Insurance System Mutual Fund L-R Publications, Inc.

The following are the family relationships among officers and directors: Mr. Alfredo C. Ramos is married to Ms. Presentacion S. Ramos; Atty. Augusto B. Sunico and Mr. Maximo G. Licauco are Mr. Ramos' brothers-in-law; and Mr. Gerard H. Brimo is the son of Mr. Henry A. Brimo.

Item 10. Executive Compensation

(1) Summary Compensation Table

Information as to aggregate compensation paid or accrued during the last two years and to be paid in the ensuing year to the Company's Chief Executive Officer and four other most highly compensated officers follows:

Name	Position	2001	2002	2003 (est)
Alfredo C. Ramos	Chairman/President			
Henry A. Brimo	Vice Chairman			
Augusto B. Sunico	Exec. Vice President And Treasurer			
Francisco A. Navarro	Vice President			
Reynaldo E. Nazarea	Vice President			
Total		P2,822,355	P2,262,442	P2,488,686
All officers and directors as a group unnamed		P4,159,550	P3,455,964	P3,801,560

(2) Compensation of Directors

(A) Standard Arrangement

For the most recently completed year and the ensuing year, directors received and will receive a per diem of P1,600.00 per month to defray their expenses in attending board meetings. There are no other arrangements for compensation of directors, as such, during the last year and for the ensuing year.

(B) Other Arrangements

There are no other arrangements for compensation of directors, as such, during the last year and ensuing year.

(3) Employment Contracts and Termination of Employment and Change-in-Control

The Company maintains standard employment contracts with Messrs. Alfredo C. Ramos, Augusto B. Sunico, Francisco A. Navarro and Reynaldo E. Nazarea, all of which provide for their respective compensation and benefits, including entitlement to health benefits, representation expenses and company car plan. Other than what is provided under applicable labor laws, there are no compensatory plans or arrangements with executive officers entitling them to receive more than P2,500,000.00 as a result of their resignation, retirement or any other termination of employment, or from change in control of the Company. There are no warrants or options outstanding in favor of directors and officers of the Company.

Involvement in Certain Legal Proceedings

The Company is not aware of: (1) any bankruptcy petition filed by or against any business of which a director, person nominated to become a director, executive officers, promoter, or control person of the Company was a general partner or executive officer either at the time of the bankruptcy or within two (2) years prior that time; (2) any conviction by final judgment in a criminal proceeding, domestic or foreign, or being subject to a pending criminal proceeding, domestic or foreign excluding traffic violations and other minor offenses of any director, person nominated to become a director, executive officer, promoter, or control person; (3) any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, domestic or foreign, permanently or temporarily, or being subject to a pending criminal proceeding, domestic or foreign, excluding traffic violations and other minor offenses of any director, executive officer,

promoter or control person; and (4) judgment against a director, person nominated to become a director, executive officer, promoter, or control person of the Company found by a domestic or foreign court of competent jurisdiction (in a civil action), the Philippine Securities and Exchange Commission or comparable foreign body, or a domestic or foreign exchange or electronic marketplace or self-regulatory organization, to have violated a securities or commodities law, and the judgment has not been reversed, suspended or vacated.

Item 11. Security Ownership of Certain Beneficial Owners and Management

(1) Security Ownership of Certain Record and Beneficial Owners

As of December 31, 2002, the Company knows of no one who beneficially owns in excess of 5% of the Company's common stock except as set forth in the table below:

Title of Class	Name and address record/beneficial owner	Amount and nature of record/beneficial of ownership	Percent of class
Common	PCD Nominee Corporation* G/F Makati Stock Exchange 6767 Ayala Avenue Makati City	P 302,513,997 (of record)	19.70%
Common	National Bookstore, Inc.** 4/F Quad Alpha Centrum 125 Pioneer Street Mandaluyong City	259,157,603 (of record)	16.88
Common	Vulcan Industrial & Mining Corporation** 9/F Floor Quad Alpha Centrum 125 Pioneer Street Mandaluyong City	205,876,535 (of record)	13.41
Common	Philex Mining Corp.** Philex Bldg., Brixton Corner Fairlane Sts. Pasig City	174,403,750 (of record)	11.36

The shares registered in the name of PCD Nominee Corporation ("PCNC") are beneficially owned by its participants. As a matter of practice. PCNC issues a general proxy nominating. constituting and appointing each of its participants as PCNC's proxy to vote for the number of shares beneficially owned by such participant in PCNC's books as of a specific record date.

***The respective proxies of these corporate shareholders are appointed by their respective Board of Directors and the Company becomes aware of the identity of such proxies only when the corresponding proxy appointments are received by the Company. Based on previous practice, Mr. Alfredo C. Ramos and/or Mr. Augusto B. Sunico have been appointed proxies for Vulcan Industrial Mining Corp. and National Book Store, Inc., while Mr. Henry A. Brimo and/or Mr. Gerard H. Brimo have been appointed proxies for Philex Mining Corp.*

(2) Security Ownership of Management

The Company's directors (D), Chief Executive Officer (CEO), and four (4) most highly compensated executive officers (O) own the following number of voting shares as of December 31, 2002:

Title of Class	Name of beneficial owner	Amount of ownership	Percent of class
Total A&B	Alfredo C. Ramos (D/CEO)	P 107,074	<0.010 %
Total A&B	Henry A. Brimo (D/O)	6,013,353	0.391
Total A&B	Augusto B. Sunico (D/O)	16,511	<0.010
Total A&B	Gerard H. Brimo (D)	224,250	0.014
Total A&B	Maximo G. Licauco III (D)	124,461	<0.010
Total A&B	Teodoro L. Locsin, Jr. (D)	804	<0.010
Total A&B	Nicasio I. Alcantara (D)	3,632,000	0.236
Total A&B	Honorio A. Poblador III (D)	299,000	0.019
Total A&B	Presentacion S. Ramos (D)	1,000	<0.010
Total A&B	Francisco A. Navarro (O)	NIL	NIL
Total A&B	Reynaldo E. Nazarea (O)	NIL	NIL

As of December 31, 2002, the aggregate number of shares owned by the Company's directors. Chief Executive Officer and four (4) most highly compensated executive officers, as a group, is 10,418,453 shares, or approximately 0.679% of the Company's outstanding capital stock.

Item 12. Certain Relationships and Related Transactions

The information required by Item 12 is contained on Note 14 to the Company's 2002 Audited Financial Statements.

PART IV - EXHIBITS AND SCHEDULES

Item 13 Exhibits and Reports on SEC Form 17-C

(a) Exhibits - See accompanying Index to Exhibits (page 30)

(b) Reports on SEC Form 17-C – See attached

SIGNATURES

Pursuant to the requirements of Section 17 of the Code and Section 141 of the Corporation Code, this report is signed on behalf of the issuer by the undersigned, thereunto duly authorized, in the City of Mandaluyong on April 30, 2003.

By:

ALFREDO C. RAMOS
Principal Executive/Operating Officer

REYNALDO E. NAZAREA
Comptroller/Principal Accounting Officer

AUGUSTO B. SUNICO
Principal Financial Officer

ADRIAN S. ARIAS
Corporate Secretary

SUBSCRIBED AND SWORN to before me this 30 day of APR 2003 20__ affiant(s) exhibiting to me his/their Residence Certificates, as follows:

NAMES	RES. CERT. NO.	DATE OF ISSUE	PLACE OF ISSUE
ALFREDO C. RAMOS	13540172	01-16-2003	Manila
AUGUSTO B. SUNICO	02926812	01-10-2003	Mandaluyong
REYNALDO E. NAZAREA	19358453	03-18-2003	Mandaluyong
ADRIAN S. ARIAS	02920518	01-07-2003	Mandaluyong

BENIGNO E. MORALES
Notary Public
DEC. 31, 2003
PTR NO. 0017767
ISSUED ON 1-02-03
MANDALUYONG CITY

DOC. NO. 329
PAGE NO. 67
BOOK NO. 79
SERIES OF 2003

THE PHILODRILL CORPORATION
INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES
FORM 17-A, Item 7

(Long-term Loans from Related Companies) *
J. Guarantees of Securities of Other Issuers *
K. Capital Stock *

*These schedules, which are required by Part IV(e) of RSA 48, have been omitted because they are either not required, not applicable or the information required to be presented is included in the Company's financial statements or the notes to financial statements.

THE PHILODRILL CORPORATION
QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY, PHILIPPINES
TEL. NOS. 631-1801 TO 05 ; 631-8151/52 ; FAX: (632) 631-8080 , (632) 631-5310

STATEMENT OF MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The management of The Philodrill Corporation is responsible for all information and representations contained in the financial statements for the years ended December 31, 2002, 2001 and 2000. The financial statements have been prepared in conformity with generally accepted accounting principles in the Philippines and reflect amounts that are based on the best estimates and informed judgment of management with an appropriate consideration to materiality.

In this regard, management maintains a system of accounting and reporting which provides for the necessary internal controls to ensure that transactions are properly authorized and recorded, assets are safeguarded against unauthorized use or disposition and liabilities are recognized. The management likewise discloses to the company's audit committee and to its external auditor: (i) all significant deficiencies in the design or operation of internal controls that could adversely affect its ability to record, process, and report financial data; (ii) material weaknesses in the internal controls; and (iii) any fraud that involves management or other employees who exercise significant roles in internal controls.

The Board of Directors reviews the financial statements before such statements are approved and submitted to the stockholders of the company.

Sycip, Gorres, Velayo & Co., the independent auditors and appointed by the stockholders, has examined the financial statements of the company in accordance with generally accepted auditing standards in the Philippines and has expressed its opinion on the fairness of presentation upon completion of such examination, in its report to the Board of Directors and stockholders.

Signed under oath by the following:

Alfredo C. Ramos
Chairman of the Board / Chief Executive Officer

Augusto B. Sunico
Chief Financial Officer

SUBSCRIBED AND SWORN to before me this 2 8 APR 2003 day of __________ 20 ___ affiant(s) exhibiting to me his/their Community Tax Certificates, as follows:

NAMES	CTC NO.	DATE OF ISSUE	PLACE OF ISSUE
ALFREDO C. RAMOS	13540172	01-16-2003	Manila
AUGUSTO B. SUNICO	02926812	01-10-2003	Mandaluyong

BENIGNO F. MORALES
NOTARY PUBLIC
DEC. 31, 2003
PTR NO. 0017767
ISSUED ON 1-02-03
MANDALUYONG CITY

DOC. NO. 246
PAGE NO. 61
BOOK NO. 79
SERIES OF 2003

SEC Number 38683
File Number ____________

THE PHILODRILL CORPORATION

(Company's Full Name)

8th Floor, Quad Alpha Centrum Bldg.
125 Pioneer Street, Mandaluyong City

(Company's Address)

631-1801 to 05;
631-8151 to 52

(Telephone Number)

December 31

(Calendar Year Ended)
(month & day)

Annual Audited Financial Statements

Form Type

Not Applicable

Amendment Designation (If applicable)

December 31, 2002

Period Ended Date

Not Applicable

(Secondary License Type and File Number)





■ SyCip Gorres Velayo & Co.
6760 Ayala Avenue
1226 Makati City
Philippines

■ Phone: (632) 891-0307
Fax: (632) 819-0872
www.sgv.com.ph

BOA/PRC Reg. No. 0001

Report of Independent Auditors

The Stockholders and the Board of Directors
The Philodrill Corporation
8th Floor, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City

We have audited the accompanying balance sheets of The Philodrill Corporation as of December 31, 2002 and 2001, and the related statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of EDSA Properties Holdings Inc. (EPHI), Penta Capital Investment Corporation (Penta Capital) and Penta Capital Holdings, Inc. (Penta Holdings), the investments in which are reflected in the accompanying financial statements using the equity method of accounting. The investments in EPHI, Penta Capital and Penta Holdings represent about 50% of total assets in 2002 and 2001 and the equity in their net earnings or losses represents about 169% of net loss in 2002, 139% of net loss in 2001 and 125% of net income in 2000. The financial statements of Penta Capital for 2001 and 2000, and of EPHI and Penta Holdings for 2002, 2001 and 2000 were audited by other auditors whose reports, which have been furnished to us, are described in the fourth and fifth paragraphs. Our opinion, insofar as it relates to the amounts included for EPHI, Penta Capital and Penta Holdings, is based solely on the reports of the other auditors.

Except as discussed in the third paragraph, we conducted our audits in accordance with auditing standards generally accepted in the Philippines. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

As discussed in Note 7 to the financial statements, the Company's equity in net earnings of Penta Capital for 2002 is based on the unaudited financial statements of the associate, the audit of which by other auditors has not yet been completed.

The reports of the other auditors on the 2001 and 2000 financial statements of Penta Capital was qualified because of the following:

a. Direct charge to retained earnings of the additional valuation reserve on certain assets by Penta Capital and Penta Capital Finance Corporation (PCFC, its 98.75% owned subsidiary) aggregating to about ₱88.7 million, net of corresponding deferred income tax asset of ₱36.5 million in 2001.



b. Nonrecognition of aggregate additional allowance for probable losses on customers account and the related deferred income tax assets amounting to about ₱6.9 million and ₱2.2 million, respectively in 2000 by Penta Capital and PCFC and about ₱8.0 million and ₱2.6 million, respectively in 2001 and about ₱8.8 million and ₱2.8 million, respectively in 2000 by Intra - Invest Securities, Inc. (IISI, 50% owned by Penta Capital).

The above accounting treatments do not conform with accounting principles generally accepted in the Philippines (GAAP). Had Penta Capital and its subsidiaries followed GAAP, the Company's net loss would have increased and the equity in net earnings of associates and retained earnings would have decreased by about ₱37.6 million in 2001 and net income, equity in net earnings of associates and retained earnings would have decreased by about ₱4.3 million in 2000.

c. Noncompletion of the reconciliation of the long outstanding difference of about ₱2.6 million in 2001 and about ₱1.3 million in 2000 between the general and subsidiary ledgers of due from customers account of IISI.

The reports of the other auditors on the 2002, 2001 and 2000 financial statements of EPHI and Penta Holdings were unqualified.

As discussed in Note 7 to the financial statements, the Company charged directly to the "Unrealized losses on decline in market value of investments" account, under the stockholders' equity section, the provision for decline in value of its other investments amounting to about ₱10.1 million in 2002. Such accounting treatment does not conform with GAAP. Had the Company followed GAAP, its net loss would have increased and its retained earnings would have decreased by about ₱10.1 million in 2002.

As discussed in Note 2 to the financial statements, the suspension of production activities in the West Linapacan oilfield raises uncertainties as to the profitability of petroleum operations. The profitability of petroleum operations and full recovery of unamortized cost of wells, platforms and other facilities and deferred oil exploration and development costs incurred in connection with the Company's participation in the acquisition, exploration and development of petroleum concessions are dependent upon the favorable outcome of the Study Agreement relating to Galoc oil and gas discovery and the discoveries of additional oil and gas in commercial quantities and the success of future development thereof.



In our opinion, based on our audits and the reports of other auditors, (a) except for the effects on the 2002 financial statements of such adjustments, if any, as might have been disclosed had the Company's equity in net earnings of Penta Capital been based on audited financial statements as discussed in the third paragraph; (b) except for the effects on the 2001 financial statements of charging directly against retained earnings the additional valuation reserve on certain assets and on the 2001 and 2000 financial statements of the nonrecognition of additional allowance for probable losses as discussed in the fourth paragraph; (c) except for the effects on the 2002 financial statements of charging directly to stockholders equity the provision for decline in value of other investments as discussed in the sixth paragraph; and (d) except for the effects on the 2001 and 2000 financial statements of such adjustments, if any, as might have been determined to be necessary had the reconciliation discussed in the fourth paragraph been completed, the financial statements referred to above present fairly, in all material respects, the financial position of The Philodrill Corporation as of December 31, 2002 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the Philippines.

Sycip Gorres Velayo & Co.

J. C. G. CRUZ
Partner
CPA Certificate No. 49053
Tax Identification No. 102-084-648
PTR No. 7612549
January 2, 2003
Makati City

April 24, 2003





THE PHILODRILL CORPORATION
BALANCE SHEETS

	December 31	
	2002	2001
ASSETS		
Current Assets (Note 5)		
Cash	₱1,140,340	₱307,447
Receivables - net (Note 4)	132,787,285	116,532,696
Crude oil inventory	–	847,064
Other current assets	1,102,472	886,208
Total Current Assets	135,030,097	118,573,415
Noncurrent Assets (Note 5)		
Property and equipment - net (Notes 2 and 6)	305,759,035	295,699,112
Investments and advances - net (Notes 7, 9 and 14)	1,367,954,063	1,417,913,770
Deferred oil exploration and development costs (Notes 2 and 8)	800,073,889	783,473,749
Other assets	1,033,016	1,674,239
Total Noncurrent Assets	2,474,820,003	2,498,760,870
Total Assets	₱2,609,850,100	₱2,617,334,285
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities (Note 5)		
Loans payable (Note 9)	₱244,303,547	₱318,568,019
Current portion of long-term debt (Note 11)	3,332,759	–
Accounts payable and accrued expenses (Notes 9, 10 and 14)	93,543,921	86,205,367
Dividends payable	5,013,853	4,874,497
Subscriptions payable	1,662,742	1,662,742
Total Current Liabilities	347,856,822	411,310,625
Noncurrent Liability		
Long-term debt - net of current portion (Note 11)	56,656,907	–
Stockholders' Equity		
Capital stock - ₱1 par value		
Authorized - 1.55 billion shares (Note 12)		
Issued (Note 12)	1,482,068,946	1,279,962,408
Subscribed (Note 12)	52,881,496	254,988,034
Subscriptions receivable	(2,112,899)	(23,086,076)
Share in associate's revaluation increment (Note 7)	484,844,431	485,818,990
Unrealized losses on decline in market value of investments (Note 7)	(206,977,158)	(165,321,670)
Retained earnings (Notes 7 and 12)	394,631,555	436,841,332
	2,205,336,371	2,269,203,018
Treasury stock (Note 12)	–	(63,179,358)
	2,205,336,371	2,206,023,660
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	₱2,609,850,100	₱2,617,334,285

See accompanying Notes to Financial Statements.



THE PHILODRILL CORPORATION

STATEMENTS OF INCOME

	Years Ended December 31		
	2002	2001	2000
REVENUES			
Petroleum operations (Notes 2 and 5)	**₱30,193,810**	₱35,090,445	₱44,088,877
Equity in net earnings of associates - net (Note 7)	**28,011,004**	29,380,676	32,895,629
Dilution gain (Note 7)	–	–	10,722,073
Interest, dividends and other income (Notes 5 and 14)	**14,218,995**	13,315,448	14,175,962
	72,423,809	77,786,569	101,882,541
COSTS AND EXPENSES			
Costs and operating (Notes 2, 5, 6 and 15)	**26,687,047**	27,757,412	23,051,693
General and administrative (Notes 6 and 16)	**24,908,144**	16,667,917	18,518,018
Abandonment losses (Notes 2 and 8)	–	10,523,321	–
Interest, foreign exchange and other charges (Notes 2, 9 and 14)	**35,317,624**	43,437,213	33,397,639
	86,912,815	98,385,863	74,967,350
INCOME (LOSS) BEFORE INCOME TAX	**(14,489,006)**	(20,599,294)	26,915,191
PROVISION FOR INCOME TAX (Note 18)	**332,354**	538,497	618,103
NET INCOME (LOSS) (Note 13)	**(₱14,821,360)**	(₱21,137,791)	₱26,297,088
Earnings (Loss) Per Share (Note 13)	**(₱0.01005)**	(₱0.01494)	₱0.01713

See accompanying Notes to Financial Statements.


RECEIVED
TERESITA I. ALCALA
DATE
MAY 15 2003

THE PHILODRILL CORPORATION

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

	Capital Stock (Note 12)				Share in Associate's Revaluation Increment	Unrealized Losses on Decline in Market Value (MV) of Investments	Retained Earnings	Total
	Issued	Subscribed	Treasury Stock	Subscriptions Receivable				
Balance at December 31, 1999	₱1,153,903,016	₱381,047,426	₱–	(₱201,118,549)	₱638,415,628	(₱115,463,022)	₱467,167,005	₱2,323,951,504
Decline in MV of marketable securities	–	–	–	–	–	(43,239,098)	–	(43,239,098)
Issuance of capital stock	1,306,354	(1,306,354)	–	–	–	–	–	–
Collection of subscriptions receivable	–	–	–	28,535,140	–	–	–	28,535,140
Net income	–	–	–	–	–	–	26,297,088	26,297,088
Effect of change in the percentage of ownership in revaluation increment	–	–	–	–	(151,795,795)	–	–	(151,795,795)
Balance at December 31, 2000	1,155,209,370	379,741,072	–	(172,583,409)	486,619,833	(158,702,120)	493,464,093	2,183,748,839
Collection of subscriptions receivable	–	–	–	74,004,258	–	–	–	74,004,258
Conversion of subscriptions receivable to notes receivable	–	–	–	12,313,717	–	–	–	12,313,717
Decline in MV of marketable securities	–	–	–	–	–	(6,619,550)	–	(6,619,550)
Issuance of capital stock	124,753,038	(124,753,038)	–	–	–	–	–	–
Conversion of subscriptions receivable to treasury shares	–	–	(63,179,358)	63,179,358	–	–	–	–
Share in change in associate's revaluation increment	–	–	–	–	(800,843)	–	–	(800,843)
Net loss	–	–	–	–	–	–	(21,137,791)	(21,137,791)
Share in associate's adjustments to retained earnings	–	–	–	–	–	–	(35,484,970)	(35,484,970)
Balance at December 31, 2001	1,279,962,408	254,988,034	(63,179,358)	(23,086,076)	485,818,990	(165,321,670)	436,841,332	2,206,023,660
Collection of subscriptions receivable	–	–	–	20,973,177	–	–	–	20,973,177
Sale of treasury stock	–	–	63,179,358	–	–	–	(27,388,417)	35,790,941
Decline in MV of marketable securities	–	–	–	–	–	(31,549,940)	–	(31,549,940)
Permanent decline in value of other long-term investment (Note 7)	–	–	–	–	–	(10,105,548)	–	(10,105,548)
Issuance of capital stock	202,106,538	(202,106,538)	–	–	–	–	–	–
Net loss	–	–	–	–	–	–	(14,821,360)	(14,821,360)
Share in change in associate's revaluation increment	–	–	–	–	(974,559)	–	–	(974,559)
Balance at December 31, 2002	₱1,482,068,946	₱52,881,496	₱–	(₱2,112,899)	₱484,844,431	(₱206,977,158)	₱394,631,555	₱2,205,336,371

See accompanying Notes to Financial Statements.

THE PHILODRILL CORPORATION

STATEMENTS OF CASH FLOWS

	Years Ended December 31		
	2002	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES			
Income (loss) before income tax	(₱14,489,006)	(₱20,599,294)	₱26,915,191
Adjustments for:			
Interest expense	35,702,952	43,437,213	33,397,639
Provision for doubtful accounts	9,292,397	–	–
Depletion, depreciation and amortization	4,404,801	5,088,835	3,969,749
Equity in net earnings of associates - net	(28,011,004)	(29,380,676)	(32,895,629)
Interest income	(10,735,655)	(9,097,605)	(6,169,934)
Dilution gain	–	–	(10,722,073)
Operating income (loss) before working capital changes	(3,835,515)	(10,551,527)	14,494,943
Decrease (increase) in:			
Accounts with contract operator/partners	(1,416,171)	6,885,579	(8,233,556)
Crude oil inventory	847,064	1,736,007	(2,583,071)
Other current assets	(216,264)	(917)	14,164
Increase in:			
Accounts payable and accrued expenses	2,137,854	10,774,297	3,695,506
Cash generated from (used in) operations	(2,483,032)	8,843,439	7,387,986
Interest received	15,107	2,291,541	155,404
Interest paid	(30,502,252)	(43,212,609)	(33,645,851)
Income taxes paid	(332,354)	(603,551)	(365,955)
Net cash used in operating activities	(33,302,531)	(32,681,180)	(26,468,416)
CASH FLOWS FROM INVESTING ACTIVITIES			
Cash dividends received	33,097,912	7,963,478	19,738,589
Decrease (increase) in:			
Other assets	641,223	677,744	725,440
Receivables - others	(11,160,267)	(5,090,986)	(3,456,629)
Additions to:			
Deferred oil exploration and development costs	(16,600,140)	(9,455,847)	(28,470,719)
Property and equipment - net	(14,464,724)	(8,034,136)	(22,459,410)
Investments and advances	(7,248)	–	–
Marketable securities, investments and advances	–	(175,204)	(55,838)
Net cash used in investing activities	(8,493,244)	(14,114,951)	(33,978,567)

(Forward)



	Years Ended December 31		
	2002	2001	2000
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from:			
Subscriptions receivable	₱20,973,177	₱74,004,257	₱28,535,140
Sale of treasury stock	35,790,941	–	–
Loans	–	–	38,042,329
Payments of:			
Loans	(14,274,806)	(29,637,125)	(7,215,049)
Subscription payable	–	(618,650)	–
Dividends	139,356	–	(52,843)
Net cash provided by financing activities	42,628,668	43,748,482	59,309,577
NET INCREASE (DECREASE) IN CASH	832,893	(3,047,649)	(1,137,406)
CASH AT BEGINNING OF YEAR	307,447	3,355,096	4,492,502
CASH AT END OF YEAR	₱1,140,340	₱307,447	₱3,355,096

See accompanying Notes to Financial Statements.


RECEIVED
TERESITA T. ALCALA
MAY 15 2003

1. Corporate Information

The Philodrill Corporation (the Company) is incorporated in the Philippines as an investment holding company with investments in property development, financial services, oil exploration and production, and mining. The average number of employees of the Company was 28 in 2002 and 32 in 2001.

The registered office address of the Company is 8th Floor, Quad Alpha Centrum, 125 Pioneer Street, Mandaluyong City.

2. Status of Operations

The Company, together with other participants (collectively referred to as "Contractor"), entered into several Service Contracts (SC 14) and Geophysical Survey and Exploration Contracts (GSEC) with the Philippine Government, through the Department of Energy (DOE), for the exploration, development and exploitation of the contract areas situated mostly in offshore Palawan where oil discoveries were made. The Company's present petroleum revenues and production costs and related expenses are from certain areas of SC 14, particularly Nido, Matinloc and North Matinloc.

The aforementioned SCs and GSECs provide for certain minimum work expenditure obligations and the drilling of a specified number of wells and are covered by operating agreements which set forth the participating interests, rights and obligations of the Contractor. The Company's share in the jointly controlled assets of the aforementioned SCs and GSECs is included principally under the "Wells, platform and other facilities" and "Deferred oil exploration and development costs" accounts in the balance sheets.

Production activities in the West Linapacan Oilfield (WLO) remained on suspension mode. However, small-scale production continued in the other areas of SC 14, during the year.

Pursuant to the farm-in agreement executed between the SC 14 consortium and Nido Petroleum Limited (Nido Petroleum; formerly Socdet Production Pty. Ltd.) on September 26, 1996, Nido Petroleum conducted a three-dimensional (3D) seismic survey covering the SC 14 area at its sole cost, risk and expense. Nido Petroleum will earn 35% participating interest by carrying out the 3D seismic survey and an additional 25% participating interest by drilling the option well at its own cost, risk and expense for a total of 60% working interest in the contract area. Nido Petroleum will be the designated operator of SC 14 after the exercise of the option to drill a well is made. Subsequent to the farm-in agreement with Nido Petroleum, the Company acquired 50% of Nido Petroleum's equity in exchange for sharing 50% of Nido Petroleum's costs as defined in the farm-in agreement under the Deed of Assignment and Assumptions executed by both parties on February 17, 1997. On January 15, 1999, the members of the SC 14 consortium and Nido Petroleum executed a Consolidated Deed of Assignment and Assumptions (Consolidated Deed),



made effective December 29, 1998, formalizing the assignments of interest in SC 14 as provided for in the farm-in agreement and the Assignment Agreement (Agreements) entered into between Nido Petroleum and the Company. The Consolidated Deed provides for, among others, the assignments of 17.5% interest in SC 14 each to Nido Petroleum and the Company, respectively, in consideration for the fulfillment of obligations as indicated in the Agreements.

During 1999, Nido Petroleum completed and submitted the processed data involving the 3D seismic survey and other reports required under the Agreements. Consequently, Nido Petroleum and the Company earned their 17.5% interest each in SC 14. Nido Petroleum and the Company, however, did not exercise their option to drill one well in the contract area. The Company's participating interests in SC 14 as a result of the assignment are as follows: Block A - 20.317%; Block B - 25.745%; Block C - 19.450%; and Block D - 18.800%.

In November 2002, the Company and other members of the SC 14 consortium entered into a Study Agreement with a foreign company for the latter to carry out a phased study of the Galoc oil and gas discovery in SC 14 with the intent to develop the field should the studies show it to be economically feasible. The agreement provides, among others, that the foreign company will pay for the cost of the study and will have the option to farm-in to the Galoc area in such percentage and under such terms and conditions to be spelled-out in the covering farm-in agreement.

The Galoc oil and gas discovery was made in 1981 in a water depth of 1,100 feet. Five wells were drilled on the geologic structure, all of which tested positive for oil and gas. Recoverable reserves are currently estimated in the range of 30 to 50 million barrels of oil.

The farm-in arrangement will not include the producing oilfields like Nido, Matinloc and North Matinloc in SC 14 as well as the suspended Cadlao oilfied in SC 6.

The profitability of petroleum operations and full recovery of unamortized cost of wells, platforms and other facilities and deferred oil exploration and development costs incurred in connection with the Company's participation in the acquisition, exploration and development of petroleum concessions are dependent upon the favorable outcome of the Study Agreement and the discoveries of additional oil and gas in commercial quantities and the success of future development thereof.

GSEC Nos. 83 (Northwest Palawan) and 86 (Northwest Malampaya) have been combined into a single block application, the SWAN Block GSEC application. The Company is presently awaiting the DOE's decision on its GSEC application. The previous Nonexclusive Geophysical Permit expired last March 15, 2001.

As discussed in Note 8 to the financial statements, the Company has written off the deferred exploration costs incurred for GSEC 87 (Sibutu Block) as of December 31, 2001 amounting to about ₱10.5 million as it was permanently abandoned when the GSEC expired and no application for renewal was made by the Company.



3. Summary of Significant Accounting Policies

Basis of Accounting
The accompanying financial statements are prepared in conformity with accounting principles generally accepted in the Philippines and under historical cost convention, except that the crude oil inventory is stated at market and investments accounted for under the equity method include the Company's share in the revaluation increment of an associate.

Basis of Financial Statements
The accompanying financial statements include the Company's share in the assets, liabilities, income and expenses of the joint operations covered by the SCs and GSECs discussed in Note 2.

Adoption of New Accounting Standards
The Company adopted the following Statements of Financial Accounting Standards (SFAS)/International Accounting Standards (IAS) which became effective on January 1, 2002:

- SFAS No. 16/IAS No. 16, *Property, Plant and Equipment*;
- SFAS No. 24/IAS No. 24, *Related Party Disclosures*;
- SFAS No. 28/IAS No. 28, *Accounting for Investments in Associates*;
- SFAS No. 31/IAS No. 31, *Financial Reporting of Interests in Joint Ventures*; and
- SFAS No. 36/IAS No. 36, *Impairment of Assets*.

Adoption of these standards in 2002 did not result in restatements of prior year financial statements. Additional disclosures required by the new standards, however, were included in prior year financial statements, where applicable.

Revenue Recognition
Revenue from petroleum operations is recognized as income at the time of production.

Interest income from bank deposits and notes receivable is recognized on a time proportion basis on the principal outstanding and at the rates applicable.

Cash
Cash includes cash on hand and in banks.

Crude Oil Inventory
Crude oil inventory is valued at market.

Property and Equipment
Property and equipment are stated at cost less accumulated depletion, depreciation and amortization and any impairment in value.



The initial cost of other property and equipment comprises its purchase price, including import duties, taxes and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditures incurred after the fixed assets have been put into operation, such as repairs and maintenance, are normally charged to income in the period the costs are incurred. In situations where it can be clearly demonstrated that the expenditures have resulted in an increase in the future economic benefits expected to be obtained from the use of an item of other property and equipment beyond its originally assessed standard of performance, the expenditures are capitalized as an additional cost of other property and equipment.

Depletion of wells, platforms and other facilities are provided on a field basis under the unit-of-production method based upon estimates of proved reserves. The depletion base includes the estimated future development cost of the undeveloped reserves. Depreciation of other property and equipment is computed using the straight-line method over the estimated useful lives of the assets as follows:

Category	Number of Years
Office condominium units and improvements	20
Office furniture, fixtures and equipment	5
Transportation equipment	5

In the case of leasehold improvements, amortization is computed on a straight-line method over the useful life or the term of the lease, whichever is shorter.

The useful lives and depletion, depreciation and amortization methods are reviewed periodically to ensure that the methods and periods of depletion, depreciation and amortization are consistent with the expected pattern of economic benefits from items of property and equipment.

Marketable Securities

Investment in marketable securities are carried at the lower of aggregate cost or market value determined at balance sheet date. The cost of marketable securities sold, if any, is based on the average cost of all the shares of each security held at the time of sale.

Unrealized losses resulting from the excess of aggregate cost over market value for current marketable securities are charged to operations; on the other hand, unrealized losses on noncurrent marketable securities are charged to unrealized losses on the decline in market value of investments shown as a separate item in the stockholders' equity section of the balance sheets. Any recoveries in market values, as long as these do not exceed costs, are recognized as unrealized gains and are credited to income for the period for current marketable securities and to unrealized losses on the decline in market value of investments for noncurrent marketable securities.



Investments
Investments in associates are accounted for under the equity method of accounting. These are the entities in which the Company has significant influence and which are not subsidiaries. The investments in associates are carried in the balance sheets at cost plus post-acquisition changes in the Company's share of net assets of the associates, less any impairment in value. The statements of income reflect the Company's share of the associates' operating results and any impairment in value. The difference between the Company's cost of such investments and its proportionate share in the underlying net assets of the associates at dates of acquisition is amortized using the straight-line method over a 20-year period and is included as part of the "Equity in net earnings or losses of associates" account. Unrealized intercompany profits that are significant are eliminated to the extent of the Company's proportionate share thereof. A provision for losses is recognized for any substantial and presumably permanent decline in the carrying value of the investments. The Company's share in an associate's revaluation increment on land and land improvements, which is presented in the stockholders' equity section of the associate's balance sheets, is also shown in the stockholders' equity section of the Company's balance sheets.

Interest in Jointly Controlled Assets
Interest in jointly controlled assets is accounted for by recognizing in the financial statements the Company's share in the jointly controlled assets, included principally in the "Wells, platform and other facilities" and "Deferred oil exploration and development costs" accounts in the balance sheets, and any liabilities incurred jointly with the other venturers as well as the related income and expenses of the joint venture. The Company also recognizes the expenses which it has incurred in respect of its interest in the joint venture and the related liabilities.

Other Investments
Other investments in shares of stock are carried at cost, adjusted for any substantial and presumably permanent decline in value.

Deferred Oil Exploration and Development Costs
The Company follows the full cost method of accounting for exploration and development costs determined on the basis of each SC/GSEC area. Under this method, all exploration and development costs relating to each SC/GSEC are tentatively deferred pending determination of whether the contract area contains oil and gas reserves in commercial quantities. The exploration and development costs relating to the SC/GSEC area where oil and gas in commercial quantities are discovered are subsequently capitalized as "Wells, platforms and other facilities" shown under "Property and equipment" in the balance sheets upon commercial production. When the SC/GSEC is permanently abandoned or the Company has withdrawn from the consortium, the related deferred oil exploration and development costs are written-off. SCs and GSECs are considered permanently abandoned if the SCs and GSECs have expired and/or there are no definite plans for further exploration and/or development.

Interest costs relating to the acquisition, exploration and development of participating interest in the petroleum concessions are capitalized until the commencement of commercial production.



Impairment of Assets

Starting January 1, 2002, other property and equipment and other assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If any such indication exists and where the carrying values exceed the estimated recoverable amount, the assets or cash-generating units are written down to their estimated recoverable amount. The estimated recoverable amount is the greater of net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the estimated recoverable amount is determined for the cash-generating unit to which the asset belongs. Impairment losses are recognized in the statements of income.

Reversal of impairment losses recognized in prior years is recorded when there is an indication that the impairment losses recognized for the asset no longer exist or have decreased. The reversal is recorded in income for the period. However, the increased carrying amount of an asset due to a reversal of an impairment loss is recognized to the extent it does not exceed the carrying amount that would have been determined (net of depreciation or amortization) had no impairment loss been recognized for that asset in prior years.

Borrowing Costs

Borrowing costs generally are expensed as incurred. Borrowing costs are capitalized if they are directly attributable to the acquisition or construction of a qualifying asset. Capitalization of borrowing costs commences when the activities to prepare the asset are in progress and expenditures and borrowing costs are being incurred. Borrowing costs are capitalized until the assets are substantially ready for their intended use. If the carrying amount of the asset exceeds its estimated recoverable amount, an impairment loss is recorded.

Income Taxes

Deferred income tax is provided using the liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to (a) the differences between the financial reporting bases of assets and liabilities and their related tax bases; (b) net operating loss carryover (NOLCO); and (c) the carry forward benefit of the excess of minimum corporate income tax (MCIT) over the corporate income tax. Deferred tax assets and liabilities are measured using the tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled and NOLCO and MCIT are expected to be applied. A valuation allowance is provided for the portion of deferred tax assets which is not expected to be realized in the future.

Foreign Currency Transactions

Transactions in foreign currencies are recorded using the exchange rate at the date of transaction. Monetary assets and liabilities denominated in foreign currencies are restated using the rate of exchange at the balance sheet date. Exchange gains or losses are credited or charged to current operations, except for those gains or losses relating to the acquisition of working interest in the petroleum concessions which are credited or charged to "Wells, platforms and other facilities" and "Deferred oil exploration and development costs" accounts, as appropriate.



Earnings (Loss) Per Share

Earnings (loss) per share is determined by dividing net income (loss) by the weighted average number of shares issued and subscribed during the year, net of treasury shares, after giving retroactive effect to any stock dividends declared.

4. Receivables

	2002	2001
Accounts with contract operator/partners	₱29,542,563	₱28,126,392
Others:		
Due from affiliates (see Note 14)	72,304,573	61,053,371
Accrued interest (see Note 14)	37,418,404	26,697,856
Dividends receivable (see Note 7)	2,250,000	–
Others	564,142	655,077
	142,079,682	116,532,696
Less allowance for doubtful accounts (see Note 14)	9,292,397	–
	₱132,787,285	₱116,532,696

Accounts with contract operator represent the excess of proceeds from crude oil liftings over the amounts advanced by the contract operator for the Company's share in exploration, development and production expenditures relating to SC 14 mentioned in Note 2.

Accounts with partners represent the share of other partners in the SCs and GSECs mentioned in Note 2 in the exploration, development and production expenditures advanced by the Company, net of cash contributions.

The amounts due from affiliates bear interest rates ranging from 18% to 24% per annum in 2002 and 2001.

Dividends receivable represents the Company's share on the dividends declared by Penta Holdings, an associate, amounting to ₱15.0 million in 2002.

5. Interest in Jointly Controlled Assets

The Company's interest in the jointly controlled assets in the various SCs and GSECs, and any liabilities incurred jointly with the other venturers, as well as the related income and expenses of the venture, which are included in the financial statements are as follows:

	2002	2001
Current assets		
Receivables - net	₱33,075,769	₱35,319,616
Inventory	–	847,064
	33,075,769	36,166,680

(Forward)



	2002	2001
Noncurrent assets		
Property and equipment - net		
Wells, platform and other facilities	₱585,654,507	₱585,654,507
Less accumulated depletion	(286,419,350)	(284,165,703)
	299,235,157	301,488,804
Deferred oil exploration and development costs	800,073,889	783,473,749
	1,099,309,046	1,084,962,553
	₱1,132,384,815	₱1,121,129,233

	2002	2001
Current liabilities		
Accounts payable and accrued expenses	₱63,909,673	₱63,080,817

	2002	2001	2000
Revenues			
Petroleum operations	₱30,193,810	₱35,090,445	₱44,088,877
Interest, dividends and other income	506,372	758,012	–
	30,700,182	35,848,457	44,088,877
Cost and expenses			
Operating costs			
Production costs	24,303,795	24,677,484	20,897,828
Depletion	2,253,647	3,079,928	2,153,866
	26,557,442	27,757,412	23,051,694
	₱4,142,740	₱8,091,045	₱21,037,183

6. Property and Equipment

	Wells, Platform and Other Facilities	Office Condominium Units and Improvements	Office Furniture, Fixtures and Equipment	Transportation Equipment	2002	2001
Cost:						
Beginning of year	₱571,216,778	₱14,009,422	₱9,978,713	₱6,852,131	₱602,057,044	₱596,709,494
Additions	14,437,729	–	26,995	–	14,464,724	5,347,550
End of year	585,654,507	14,009,422	10,005,708	6,852,131	616,521,768	602,057,044
Accumulated depletion, depreciation and amortization:						
Beginning of year	₱284,165,703	₱9,795,938	₱8,552,910	₱3,843,381	₱306,357,932	₱303,955,683
Additions	2,253,647	700,471	559,183	891,500	4,404,801	2,402,249
End of year	286,419,350	10,496,409	9,112,093	4,734,881	310,762,733	306,357,932
Net book value	₱299,235,157	₱3,513,013	₱893,615	₱2,117,250	₱305,759,035	₱295,699,112

As discussed in Note 2, the temporary suspension of the production activities in the WLO raises uncertainties as to the profitability of petroleum operations. The full recovery of the unamortized cost is dependent upon additional discoveries of oil reserves, among others.



Depletion, depreciation and amortization charged to operations amounted to ₱4.4 million in 2002, ₱2.4 million in 2001 and ₱4.0 million in 2000.

The balance of wells, platforms and other facilities includes capitalized interest costs relating to areas still for further development amounting to about ₱5.0 million in 2002 and ₱5.9 million in 2001.

Foreign exchange adjustments capitalized to wells, platforms and other facilities amounted to ₱0.3 million in 2002 and 2001. Such foreign exchange adjustments relate to the Company's loans payable (see Notes 9 and 20).

7. Investments and Advances

	2002	2001
Investments in associates - at equity	₱1,313,042,282	₱1,321,353,749
Marketable equity securities - at lower of aggregate cost or market value		
Cost	241,583,384	241,576,136
Less allowance for decline in market value	196,871,610	165,321,670
	44,711,774	76,254,466
Other investments - Camp John Hay (CJH) Golf Club, Inc. (17 shares):		
Cost	20,305,555	20,305,555
Less allowance for decline in value	10,105,548	–
	10,200,002	20,305,555
	₱1,367,954,063	₱1,417,913,770

The details of marketable securities are as follows:

	2002		2001	
	Cost	Market Value	Cost	Market Value
Atlas Consolidated Mining and Development Corporation (Atlas)	₱101,061,306	₱3,747,951	₱101,061,306	₱9,682,208
Anglo Philippine Holdings Corporation - A	49,095,645	7,979,840	49,095,645	18,952,120
EPHI	37,491,082	18,029,268	37,483,834	31,516,724
Vulcan Industrial & Mining Corporation - A	16,061,971	2,241,989	16,061,971	2,615,654
United Paragon Mining Corporation - A	12,803,152	159,045	12,803,152	738,423
Fil-Estate Land, Inc.	10,423,888	622,416	10,423,888	985,492
South China Resources, Inc.	2,775,235	622,624	2,775,235	444,732
Others	11,871,105	11,308,641	11,871,105	11,319,113
	₱241,583,384	₱44,711,774	₱241,576,136	₱76,254,466

As of December 31, 2002 and 2001, the marketable securities are carried at their aggregate market value, which are lower than their aggregate cost of ₱241.6 million. The gross unrealized losses on the decline in market value of marketable securities in 2002 and 2001 amounted to ₱196.9 million and ₱165.3 million, respectively. As of April 24, 2003, the aggregate costs of the portfolio exceeded the aggregate market values by ₱192.0 million.



The details of investments carried under the equity method are as follows:

	December 31, 2002			
	Acquisition Cost	Accumulated Equity in Net Earnings Including Amortization of Goodwill and Net of Dividends	Share in Associate's Revaluation Increment on Land and Land Improvements	Carrying Value
EPHI - 9.02% owned	₱506,944,714	₱93,042,982	₱484,844,431	₱1,084,832,127
Penta Capital - 40% owned	158,648,939	25,234,503	–	183,883,442
Penta Holdings - 15% owned	30,000,000	14,326,713	–	44,326,713
	₱695,593,653	₱132,604,198	₱484,844,431	₱1,313,042,282

	December 31, 2001			
	Acquisition Cost	Accumulated Equity in Net Earnings Including Amortization of Goodwill and Net of Dividends	Share in Associate's Revaluation Increment on Land and Land Improvements	Carrying Value
EPHI - 9.02% owned	₱506,944,714	₱106,518,261	₱485,818,990	₱1,099,281,965
Penta Capital - 40% owned	158,648,939	16,241,501	–	174,890,440
Penta Holdings - 15% owned	30,000,000	17,181,344	–	47,181,344
	₱695,593,653	₱139,941,106	₱485,818,990	₱1,321,353,749

The changes in accumulated equity in net earnings are as follows:

	Balance December 31, 2001	Equity in Net Earnings (Losses) Including Amortization of Goodwill	Dividends	Balance December 31, 2002
EPHI	₱106,518,261	₱19,622,633	(₱33,097,912)	₱93,042,982
Penta Capital	16,241,501	8,993,002	–	25,234,503
Penta Holdings	17,181,344	(604,631)	(2,250,000)	14,326,713
	₱139,941,106	₱28,011,004	(₱35,347,912)	₱132,604,198

On December 14, 2000, EPHI issued new common shares to a stockholder after EPHI's stockholders waived their pre-emptive rights to subscribe to the new common shares. The issuance resulted in a decrease in the Company's proportionate share in the net assets of EPHI from 12.28% to 9.02%. This, however, resulted in a dilution gain amounting to ₱10.7 million and was included in the 2000 statement of income.



The Company's equity in net assets of EPHI exceeded the carrying value of its investment by ₱71.7 million in 2002 and ₱77.7 million in 2001.

The Company recognized its 2002 equity in net earnings of Penta Capital based on the unaudited financial statements of the associate, the audit of which has not yet been completed.

Following is summarized financial information of EPHI, Penta Capital and Penta Holdings (in millions):

	2002			2001		
	EPHI	**Penta Capital (Unaudited)**	**Penta Holdings**	EPHI	Penta Capital	Penta Holdings
Total Assets	**₱12,932**	**₱555**	**₱368**	₱13,161	₱526	₱387
Total Liabilities	**110**	**114**	**117**	113	106	118
Net Income (Loss)	**151**	**24**	**(4)**	224	9	(5)

In 2001, Penta Capital and its subsidiary charged directly against retained earnings the additional valuation reserve on the following:

Penta Capital:	
Receivable from customers, net of the related deferred income tax of ₱21,034,965	₱44,699,299
Due from affiliates, net of the related deferred income tax of ₱551,804	1,172,584
Other assets, net of the related deferred income tax of ₱11,430,266	35,552,444
	81,424,327
(Forward)	
PCFC (98.75% owned):	
Receivables from customers, net of the related deferred income tax of ₱712,288	1,513,613
Other assets, net of the related deferred income tax of ₱2,760,820	5,866,741
	88,804,681
Share of minority interest in the adjustment to retained earnings of PCFC	(92,254)
	₱88,712,427

The accounting treatment of recording directly against retained earnings instead of income the additional valuation reserve on certain assets as enumerated above does not conform with accounting principles generally accepted in the Philippines (GAAP).


MAY 15 2003

As of December 31, 2001, IISI (50% owned) has a valuation reserve deficiency on long outstanding due from customers of ₱8.0 million and the related deferred income tax asset of ₱2.6 million. Had Penta Capital and its subsidiaries followed GAAP and provided allowance for probable losses on long oustanding due from customers and the related deferred income tax assets, the Company's net loss would have increased and the equity in net earnings of associates and retained earnings would have decreased by ₱37.6 million in 2001.

In addition, IISI has not completed the reconciliation of the long outstanding difference of about ₱2.6 million between the general and subsidiary ledgers of due from its customers.

In 2000, Penta Capital subsidiaries, PCFC and IISI, did not recognize additional provision for probable losses of about ₱4.1 million and ₱8.8 million, respectively, and their corresponding deferred income tax assets of about ₱1.3 million and ₱2.8 million, respectively; and Penta Capital did not recognize allowance for probable losses on the uncollected interest on past due receivables from customers of about ₱2.8 million and the related deferred income tax asset of about ₱0.9 million. Had Penta Capital and its subsidiaries recorded the valuation reserves and deferred income tax assets, the Company's equity in net earnings of associates, retained earnings and net income for 2000 would have been decreased by about ₱4.3 million.

In addition, IISI has not completed the reconciliation of the long outstanding difference of about ₱1.3 million between the general and subsidiary ledgers of due from its customers.

In 2002, the Company charged directly to the "Unrealized losses on the decline in market value of investments" account, under the stockholders' equity section, the provision for decline in value of its other investments amounting to about ₱10.1 million. Such accounting treatment does not conform with GAAP. Had the Company followed GAAP, its net loss would have increased and its retained earnings would have decreased by about ₱10.1 million in 2002.

The undistributed earnings of associates included in the Company's retained earnings amounting to ₱132.6 million in 2002 and ₱139.9 million in 2001, based on their financial statements, are not currently available for distribution as dividends unless declared by such associates.

8. Deferred Oil Exploration and Development Costs

The balance of deferred oil exploration and development costs includes interest costs capitalized amounting to about ₱13.9 million in 2002 and ₱16.7 million in 2001.

Foreign exchange adjustments capitalized to deferred oil exploration and development costs amounted to ₱0.4 million in 2002 and ₱0.5 million in 2001. Such foreign exchange adjustments relate to the Company's loans payable (see Notes 9 and 20).



The full recovery of the deferred oil exploration and development costs incurred in connection with the Company's participation in the acquisition, exploration and development of petroleum concessions is dependent upon the discovery of oil and gas in commercial quantities from the respective petroleum concessions and the success of the future development thereof. The Company has written off the deferred exploration costs incurred for GSEC 87 (Sibutu Block) as of December 31, 2001 amounting to about ₱10.5 million as it was permanently abandoned when the GSEC expired and no application for renewal was made by the Company.

9. Loans Payable

	2002	2001
Loans from local banks:		
United Coconut Planters Bank	₱67,093,756	₱72,618,730
Development Bank of the Philippines (DBP)	64,799,147	71,995,319
Bank of the Philippine Islands	28,600,000	31,000,000
Rizal Commercial Banking Corporation	28,360,644	27,503,970
Metropolitan Bank and Trust Company (MBTC)	–	60,000,000
	188,853,547	263,118,019
Loans from an associate:		
Penta Capital (see Note 14)	55,450,000	55,450,000
	₱244,303,547	₱318,568,019

a. Loans from local banks

Loans from local banks denominated in U.S. dollars and Philippine peso, are secured by the following:

i. Noncurrent marketable securities and investments in shares of associates with a total market value of ₱223.5 million in 2002 and ₱396.7 million in 2001; and
ii. Mortgage on certain properties of associated companies pursuant to a Mortgage Trust Indenture. The appraised value of the mortgaged properties as determined by an independent qualified appraiser on September 8, 2000 is ₱78.0 million.

Interest is computed on prevailing bank rates, ranging from 11% to 18% in 2002 and 2001, respectively. As of December 31, 2002, unpaid interest amounted to ₱7.6 million. The local banks also charge penalty on unpaid interest ranging from 24% to 36% of outstanding unpaid interest. Management believes the ongoing negotiations will be favorable to the Company and, accordingly, no provisions for these penalty charges were recorded as of December 31, 2002.

On October 21, 2002, the maturity dates of the DBP loan, including all unpaid interest, were extended from June 26, 2002 and December 3, 2002 to February 3, 2003 as covered by the Amendment to the Credit Line Agreement (the Agreement). Also included in the Agreement is the 75% condonation of penalties on past due principal and interest amounting to about ₱3.5 million subject to the full settlement of the liabilities on or before due date. Also provided in the Agreement is the foreclosure of the pledged shares of stock should the Company fail to meet its outstanding liabilities on due date.

On February 3, 2003, the Company was not able to pay its outstanding liabilities except for the interest accruing up to that date. Accordingly, the 75% condonation of penalties was invalidated by DBP on its formal notice dated February 6, 2002. The Company renegotiated for the settlement of the liabilities on April 1, 2003 which provides for six weekly installment payments of the principal and accrued interest beginning April 8, 2003. As of April 24, 2003, the Company has not yet remitted the first installment payment.

In order to meet its outstanding liabilities, the Company together with an affiliate employed an independent financial advisor to determine the fair value of the pledged shares of stock for the purpose of negotiating the possible sale thereof to the same affiliate.

Management believes that the successful sale of the pledged assets will enable it to pay its outstanding liabilities.

On December 26, 2002, MBTC's loan amounting to ₱60.0 million was refinanced and converted into a five-year term loan (see Note 11). Accordingly, the loan was reclassified to noncurrent liability.

b. Loans from Penta Capital, an associate, have an interest rate of 16.5% per annum. The loan agreement provides for the lump sum payment of principal and interest on the maturity dates of the loans.

10. Accounts Payable and Accrued Expenses

	2002	2001
Trade	₱80,083,715	₱75,724,678
Accrued expenses	13,473,820	7,906,158
Lease payable	1,202,667	1,990,667
Others	489,869	583,864
	₱95,250,071	₱86,205,367

11. Long-term Debt

On December 27, 2002, the Company and MBTC entered into an agreement to refinance the maturing short-term loan on December 26, 2002 amounting to ₱60.0 million. As approved by MBTC's Executive Committee, the short-term loan was converted into a five-year loan, inclusive of a six-month grace period on principal repayments. The principal will be paid in eighteen equal quarterly installments of ₱3.3 million commencing at the end of the 9th month from the drawdown date. The term loan is fully secured by properties owned by an affiliate.

Interest will be at the prevailing lending rate. MBTC waived the commitment fees and pre-payment penalties on the loan.



12. Capital Stock

The Company's authorized capital stock consists of:

	Number of Shares	Amount
Class A	930,000,000	₱930,000,000
Class B	620,000,000	620,000,000
	1,550,000,000	₱1,550,000,000

The two classes of shares enjoy the same rights and privileges, except that Class A shares shall be issued solely to Philippine nationals while Class B shares may be issued to either Philippine or foreign nationals. The Company's capital stock's most recent registration with the Philippine Stock Exchange was on January 27, 1994. The Company has a total of 11,295 shareholders in 2002 and 12,264 shareholders in 2001.

The details and changes in the Company's issued and subscribed shares are as follows:

	2002		2001	
	Number of Shares	Amount	Number of Shares	Amount
Issued:				
Common Class A				
Balance at beginning of year	785,113,270	₱785,113,270	703,807,256	₱703,807,256
Issuance	97,816,725	97,816,725	81,306,014	81,306,014
Balance at end of year	882,929,995	882,929,995	785,113,270	785,113,270
Common Class B				
Balance at beginning of year	494,849,138	494,849,138	451,402,114	451,402,114
Issuance	104,289,813	104,289,813	43,447,024	43,447,024
Balance at end of year	599,138,951	599,138,951	494,849,138	494,849,138
	1,482,068,946	₱1,482,068,946	1,279,962,408	₱1,279,962,408

	2002		2001	
	Number of Shares	Amount	Number of Shares	Amount
Subscribed:				
Common Class A				
Balance at beginning of year	133,460,859	₱133,460,859	214,766,873	₱214,766,873
Issuance	(97,816,725)	(97,816,725)	(81,306,014)	(81,306,014)
Balance at end of year	35,644,134	35,644,134	133,460,859	133,460,859
Common Class B				
Balance at beginning of year	121,527,175	121,527,175	164,974,199	164,974,199
Issuance	(104,289,813)	(104,289,813)	(43,447,024)	(43,447,024)
Balance at end of year	17,237,362	17,237,362	121,527,175	121,527,175
	52,881,496	₱52,881,496	254,988,034	₱254,988,034

Treasury stock as of December 31, 2001 consists of:

	Number of Shares	Amount
Common Class A	78,016,608	₱40,882,227
Common Class B	42,550,188	22,297,131
	120,566,796	₱63,179,358

The Company sold its treasury stock on February and June 2002 for ₱0.30 and ₱0.24 per share, respectively. Total proceeds from the sale amounted to around ₱35.8 million. The difference between the cost and selling price of the treasury shares amounting to ₱27.4 million was charged to retained earnings.

13. Earnings (Loss) Per Share

Earnings (loss) per share was computed as follows:

	2002	2001	2000
Net income (loss)	**(₱14,821,360)**	(₱21,137,791)	₱26,297,088
Weighted average number of shares	**1,475,208,711**	1,414,383,646	1,534,950,442
Earnings (loss) per share	**(₱0.01005)**	(₱0.01494)	₱0.01713

14. Related Party Transactions

The Company, in the normal course of business, has transactions with affiliates (companies with common shareholders) which principally consist of loans and cash advances. Interest income related to receivables from affiliates amounted to ₱10.7 million in 2002, ₱9.0 million in 2001 and ₱6.0 million in 2000. Interest expense related to loans from an associate amounted to ₱9.7 million in 2002, ₱10.3 million in 2001 and ₱9.8 million in 2000.

Amounts due to/from these related parties are summarized as follows:

	Due from Affiliates		Loans Payable		Acounts Payable and Accrued Expenses	
	2002	2001	2002	2001	2002	2001
United Paragon Mining Corporation	₱23,861,131	₱22,918,395	₱–	₱–	₱126,340	₱–
Vulcan Industrial and Mining Corporation	23,482,663	14,633,801	–	–	–	–
Fil-Energy Corporation	14,251,893	14,251,893	–	–	–	–
Ocean Composite Yacht, Inc. (OCYI)	4,500,000	4,500,000	–	–	–	
Alakor Corporation	3,695,731	27,689	–	–	3,307,372	744,708
Pacific Rim Export Holdings, Corp. (Primex)	1,114,118	1,114,118	–	–		
Minoro Mining Corp.	1,031,278	1,031,278	–	–		

(Forward)

	Due from Affiliates		Loans Payable		Acounts Payable and Accrued Expenses	
	2002	2001	2002	2001	2002	2001
Alakor Securities Corporation	259,167	252,213	–	–	–	–
Anglo Philippines Holdings Corp.	39,563	38,193	–	–	2,227,978	2,227,978
Penta Capital	–	2,174,162	55,450,000	55,450,000	3,878,371	1,030,425
National Book Store, Inc.	–	–	–	–	11,405,089	818,086
Others	69,029	111,629	–	–	–	–
	₱72,304,573	₱61,053,371	₱55,450,000	₱55,450,000	₱20,945,150	₱4,821,197

Accrued interest receivables on due from affiliates amounted to ₱37.4 million in 2002 and ₱26.7 million in 2001. Management believes that the full amount of receivables from OCYI and Primex are no longer collectible. Accordingly, the Company provided full valuation allowance on its total receivables from OCYI and Primex in 2002.

15. Costs and Operating Expenses

	2002	2001	2000
Petroleum operations (see Note 2)	₱23,972,361	₱24,150,640	₱20,159,825
Depletion (see Note 6)	2,253,647	3,079,928	2,153,866
Personnel (see Note 17)	461,039	526,844	539,749
Professional fees	–	–	198,253
	₱26,687,047	₱27,757,412	₱23,051,693

16. General and Administrative Expenses

	2002	2001	2000
Provision for doubtful accounts	₱9,292,397	₱–	₱–
Personnel (see Note 17)	6,557,359	7,867,150	9,733,553
Depreciation and amortization (see Note 6)	2,151,154	2,008,907	1,815,883
Communication, light and power	1,616,992	1,187,039	823,875
Dues and subscription	1,533,750	1,648,353	1,467,137
Taxes and licenses	938,134	1,080,362	984,762
Outside services	686,351	556,900	973,702
Repairs and maintenance	598,463	700,798	1,318,754
Insurance	203,432	166,940	227,148
Supplies	132,866	174,141	138,763
Entertainment, amusement and recreation	85,388	60,205	47,458
Advertising	46,766	404,206	20,132
Others	1,065,092	812,916	966,851
	₱24,908,144	₱16,667,917	₱18,518,018

17. Personnel Expenses

	2002	2001	2000
Salaries and wages	₱5,217,460	₱6,769,690	₱7,068,243
Employees' benefits	1,547,922	1,363,437	2,957,336
Social expenses	253,016	260,867	247,723
	₱7,018,398	₱8,393,994	₱10,273,302

18. Income Taxes

The components of net deferred tax assets consist of:

	2002	2001
Current:		
Allowance for doubtful accounts	₱2,973,567	₱–
Less valuation allowance	2,973,567	–
	₱–	₱–
Noncurrent:		
NOLCO	₱33,252,571	₱32,162,766
MCIT	1,365,682	1,420,266
	34,618,253	33,583,032
Less valuation allowance	34,618,253	33,583,032
	₱–	₱–

Management believes that the Company will not be able to realize the benefit of the deferred income tax assets in the future. Accordingly, a 100% valuation allowance was provided.

The provision for income tax consists of:

	2002	2001	2000
MCIT	₱311,371	₱476,808	₱577,503
Final taxes on interest income and others	20,983	61,689	40,600
	₱332,354	₱538,497	₱618,103

As of December 31, 2001, the Company has NOLCO and MCIT that can be claimed as deductions from future taxable income as follows:

Year Incurred	Applicable up to	NOLCO	MCIT
2000	2003	₱23,108,401	₱577,503
2001	2004	46,767,577	476,808
2002	2005	34,038,306	311,371



19. Commitments and Contingencies

The Company's share in the exploration and development expenditures in the SCs and GSECs mentioned in Note 2 is approximately $1.1 million (₱57.9 million) in 2003.

20. New Accounting Standards Effective Subsequent to 2002

The Accounting Standards Council has approved the following accounting standards which will be effective subsequent to 2002:

- SFAS No. 21/IAS No. 21, *Changes in Foreign Exchange Rates*, which provides restrictive conditions for the capitalization of foreign exchange losses. The Company will adopt SFAS No. 21/IAS No. 21in 2005 and is currently in the process of estimating the probable effect of adoption.

- SFAS No. 38/IAS No. 38, *Intangible Assets*, which establishes the criteria for the recognition and measurement of intangible assets. Intangible assets that are recognized should be amortized generally over 20 years. The new standard also requires that expenditures on research, start-up, training, advertising and relocation be charged to expense as incurred. The Company will adopt SFAS No. 38/IAS No. 38 in 2003 and is currently in the process of estimating the probable effect of adoption.

- SFAS No. 37/IAS No. 37, *Provisions, Contingent Liabilities and Contingent Assets*, which provides the criteria for the recognition and bases for measurement of provisions, contingent liabilities and contingent assets. It also specifies the disclosures that should be included with respect to these items. The Company will adopt SFAS No. 37/IAS No. 37 in 2003 and, based on current estimates, does not believe the effect of adoption will be material.

- SFAS No. 10/IAS No. 10, *Events After the Balance Sheet Date*, which prescribes the accounting and disclosure related to adjusting and non-adjusting subsequent events. The Company will adopt SFAS No. 10/IAS No. 10 in 2003 and, based on current estimates, does not believe the effect of adoption will be material.

- SFAS No. 17/IAS No. 17, *Leases*, which prescribes the accounting policies and disclosures to apply to finance and operating leases. Finance leases are those that transfer substantially all risks and rewards of ownership to the lessee.

  A lessee is required to capitalize finance leases as assets and recognize the related liabilities at the lower of the fair value of the leased asset and the present value of the minimum lease payments. The lessee should also depreciate the leased assets. On the other hand, the lessee shall expense operating lease payments.

  The Company will adopt SFAS No. 17/IAS No. 17 in 2004 and, based on current estimates, does not believe the effect of adoption will be material.



SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(C) THEREUNDER

1. February 20, 2002
Date of Report (Date of earliest event reported)

2. SEC Identification No. 38683 3. BIR Tax Identification No. 041-000-315-612

4. THE PHILODRILL CORPORATION
Exact name of registrant as specified in its charter

5. METRO MANILA, PHILIPPINES
Province, country or other jurisdiction of incorporation

6. _______ (SEC Use Only)
Industry Classification Code

7. QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY 1550
Address of principal office — Postal Code

8. (632) 631-1801 to 05; 631-8151 to 52
Registrant's telephone number, including area code

9. N.A.
Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC or Sections 4 and 8 of the RSA

Title of Each Class	Number of Shares Outstanding (@P1.00 Par Value) and Amount of Debt Outstanding
Class "A"	918,569,539
Class "B"	616,373,976
Total	1,534,943,515
Loans Payable	P317,893,998

11. Indicate the item numbers reported herein: ITEM 9

ITEM 9. OTHER EVENTS

THE PHILODRILL CORPORATION (the "Company") posted for sale and has sold the following treasury shares on the dates and at the prices specified below:

No. of Shares	Date Posted	Posted Selling Price	Date Sold	Actual Buying Price
500,000	02/13/02	P0.30/share	02/13/02	P0.30/share
500,000	02/14/02	P0.30/share	02/14/02	P0.30/share
100,000	02/18/02	P0.31/share	02/18/02	P0.31/share
200,000	02/19/02	P0.31/share	02/19/02	P0.31/share
200,000	02/20/02	P0.32/share	None	None

Depending on market conditions, the Company intends to continue posting for sale such number of treasury shares from time to time as there will be willing buyers in the market.

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PHILODRILL CORPORATION
By:

ADRIAN S. ARIAS
Corporate Secretary

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(C) THEREUNDER

1. February 20, 2002
Date of Report (Date of earliest event reported)

2. SEC Identification No.: 38683 3. BIR Tax Identification No. 041-000-315-612

4. THE PHILODRILL CORPORATION
Exact name of registrant as specified in its charter

5. METRO MANILA, PHILIPPINES
Province, country or other jurisdiction of incorporation

6. _______ (SEC Use Only)
Industry Classification Code

7. QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY 1550
Address of principal office — Postal Code

8. (632) 631-1801 to 05; 631-8151 to 52
Registrant's telephone number, including area code

9. N.A.
Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC or Sections 4 and 8 of the RSA

Title of Each Class	Number of Shares Outstanding (@P1.00 Par Value) and Amount of Debt Outstanding
Class "A"	918,569,539
Class "B"	616,373,976
Total	1,534,943,515
Loans Payable	P317,893,998

11. Indicate the item numbers reported herein: ITEM 9

ITEM 9. OTHER EVENTS

Please be advised that the Board of Directors of THE PHILODRILL CORPORATION (the "Company") has scheduled the holding of the *Annual Stockholders' Meeting ("ASM") of the Company on 22 May 2002, Wednesday*, with the time and venue thereof to be announced subsequently by the Company. By resolution of the Company's Board of Directors, the Record Date, for purposes of determining the stockholders of record entitled to notice of and to vote at said Meeting, is *28 February 2002*.

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PHILODRILL CORPORATION
By

ADRIAN S. ARIAS
Corporate Secretary



SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(C) THEREUNDER

1. April 2, 2002
Date of Report (Date of earliest event reported)

2. SEC Identification No.: 38683 3. BIR Tax Identification No. 041-000-315-612

4. THE PHILODRILL CORPORATION
Exact name of registrant as specified in its charter

5. METRO MANILA, PHILIPPINES
Province, country or other jurisdiction of incorporation

6. _______ (SEC Use Only)
Industry Classification Code

7. QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY 1550
Address of principal office / Postal Code

8. (632) 631-1801 to 05; 631-8151 to 52
Registrant's telephone number, including area code

9. N.A.
Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC or Sections 4 and 8 of the RSA

Title of Each Class	Number of Shares Outstanding (@P1.00 Par Value) and Amount of Debt Outstanding
Class "A"	918,569,539
Class "B"	616,373,976
Total	1,534,943,515
Loans Payable	P317,755,189

11. Indicate the item numbers reported herein: ITEM 9

ITEM 9. OTHER EVENTS

Further to our SEC Form 17-C dated 20 February 2002, please be advised that THE PHILODRILL CORPORATION (the "Company") will hold its ***Annual Stockholders' Meeting ("ASM") on 22 May 2002, Wednesday, 2:30 p.m., at the Alakor Conference Room***, 9th Floor, Quad Alpha Centrum, 125 Pioneer Street, Mandaluyong City.

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PHILODRILL CORPORATION
By:

ADRIAN S. ARIAS
Corporate Secretary

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(C) THEREUNDER

1. April 24, 2002
Date of Report (Date of earliest event reported)

2. SEC Identification No 38683 3. BIR Tax Identification No 041-000-315-612

4. THE PHILODRILL CORPORATION
Exact name of registrant as specified in its charter

5. METRO MANILA, PHILIPPINES
Province, country or other jurisdiction of incorporation

6. ________ (SEC Use Only)
Industry Classification Code

7. QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY 1550
Address of principal office Postal Code

8. (632) 631-1801 to 05; 631-8151 to 52
Registrant's telephone number, including area code

9. N.A.
Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC or Sections 4 and 8 of the RSA

Title of Each Class	Number of Shares Outstanding (@P1.00 Par Value) and Amount of Debt Outstanding
Class "A"	918,569,839
Class "B"	616,374,177
Total	1,534,944,016
Loans Payable	P314,260,321

11. Indicate the item numbers reported herein: ITEM 9

ITEM 9. OTHER EVENTS

Please be advised that at the Regular Meeting of the Board of Directors of THE PHILODRILL CORPORATION (the "Company") held today, 24 April 2001, the Board approved the re-scheduling of the Company's Annual Stockholders' Meeting ("ASM") from 22 May 2002 to 26 June 2002. However, the Record Date, time, place and agenda for the Company's ASM, as previously disclosed, remain the same

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PHILODRILL CORPORATION
By:

ADRIAN S. ARIAS
Corporate Secretary

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(C) THEREUNDER

1. June 17, 2002
Date of Report (Date of earliest event reported)

2. SEC Identification No. 38683 3. BIR Tax Identification No. 041-000-315-612

4. THE PHILODRILL CORPORATION
Exact name of registrant as specified in its charter

5. METRO MANILA, PHILIPPINES
Province, country or other jurisdiction of incorporation

6. ______ (SEC Use Only)
Industry Classification Code

7. QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY 1550
Address of principal office — Postal Code

8. (632) 631-1801 to 05; 631-8151 to 52
Registrant's telephone number, including area code

9. N.A.
Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC or Sections 4 and 8 of the RSA

Title of Each Class	Number of Shares Outstanding (@P1.00 Par Value) and Amount of Debt Outstanding
Class "A"	918,569,539
Class "B"	616,373,976
Total	1,534,943,515
Loans Payable	P313,996,395

11. Indicate the item numbers reported herein: ITEM 9

ITEM 9. OTHER EVENTS

THE PHILODRILL CORPORATION (the "Company") posted for sale and has sold the following treasury shares on the dates and at the prices specified below.

No. of Shares	Date Posted	Posted Selling Price	Date Sold	Actual Buying Price
119,266,587	06/17/02	P0.24/share	06/17/02	P0.24/share

The foregoing disclosure is made in accordance with the rules and regulations of the SEC and the PSE.

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PHILODRILL CORPORATION
By

ADRIAN S. ARIAS
Corporate Secretary

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(C) THEREUNDER

1. 26 June 2002
Date of Report (Date of earliest event reported)

2. SEC Identification No 38683 3. BIR Tax Identification No 041-000-315-612

4. THE PHILODRILL CORPORATION
Exact name of registrant as specified in its charter

5. METRO MANILA, PHILIPPINES
Province, country or other jurisdiction of incorporation

6. ________ (SEC Use Only)
Industry Classification Code

7. QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY 1550
Address of principal office Postal Code

8. (632) 631-1801 to 05; 631-8151 to 52
Registrant's telephone number, including area code

9. N.A.
Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class	Number of Shares Outstanding (@P1.00 Par Value) and Amount of Debt Outstanding
Class "A"	918,569,839
Class "B"	616,374,177
Total	1,534,944,016
Loans Payable	P313,715,972

11. Indicate the item numbers reported herein: ITEM 4

ITEM 4. ELECTION OF DIRECTORS AND OFFICERS

At the Annual Meeting of the Stockholders' of THE PHILODRILL CORPORATION (the "Company") held on 26 June 2002, 2:30 p.m. at the Alakor Conference Room, 9th Floor, Quad Alpha Centrum, 125 Pioneer Street, Mandaluyong City, upon nominations duly made and seconded, the following persons were unanimously elected directors of the Company to serve as such for one (1) year and until their successors shall have been elected at the next annual meeting of the stockholders in 2003:

ALFREDO C. RAMOS	HENRY A. BRIMO
PRESENTACION S. RAMOS	GERARD H. BRIMO
AUGUSTO B. SUNICO	NICASIO I. ALCANTARA
MAXIMO G. LICAUCO III	HONORIO A. POBLADOR III
TEODORO L. LOCSIN, JR.	

At the Organizational Meeting of the Board of Directors of the Company held on 26 June 2002 immediately after the Annual Meeting of Stockholders, upon nominations duly made and seconded, the following persons were elected to the positions indicated opposite their respective names below:

ALFREDO C. RAMOS	Chairman of the Board and President
HENRY A. BRIMO	Vice Chairman
AUGUSTO B. SUNICO	Executive Vice President and Treasurer
FRANCISCO A. NAVARRO	Vice President, Exploration
REYNALDO E. NAZAREA	Vice President, Finance and Administration
ALESSANDRO O. SALES	Assistant Vice President, Exploration
ADRIAN S. ARIAS	Corporate Secretary

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PHILODRILL CORPORATION
By:

ADRIAN S. ARIAS
Corporate Secretary

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE ("SRC")
AND SRC RULE 17.2(C) THEREUNDER

1. 26 June 2002
   Date of Report (Date of earliest event reported)

2. SEC Identification No. 38683   3. BIR Tax Identification No.: 041-000-315-612

4. THE PHILODRILL CORPORATION
   Exact Name of registrant as specified in its charter

5. Metro Manila, Philippines   6. ______ (SEC Use Only)
   Province, Country or other jurisdiction of incorporation   Industry Classification Code

7. 8th-9th Floors, Quad Alpha Centrum, 125 Pioneer, Mandaluyong City   1550
   Address of Principal Office   Postal Code

8. (632) 631-1801 to 05; 631-8151 to 52
   Registrant's telephone numbers, including area code

9. Former name or former address, if changed since last report   N.A.

10. Securities registered pursuant to Sections 4 and 8 of the RSA:

Title of Each Class	Number of Shares of Common Stock Outstanding And Amount of Debt Outstanding
Class "A"	918,569,839
Class "B"	616,374,177
Total	1,534,944,016
Total Liabilities	P313,715,972

11. Indicate the item numbers reported herein: ITEM 4

ITEM 4 ELECTION OF DIRECTORS AND OFFICERS

At the Annual Meeting of Stockholders of THE PHILODRILL CORPORATION (the "Company") held on 26 June 2002, 2:30 p.m. at the Makar Conference Room, 9th Floor Quad Alpha Centrum, 125 Pioneer Street, Mandaluyong City, upon nominations duly made and seconded, the following persons were unanimously elected directors of the Company to serve as such for one (1) year and until their successors shall have been elected at the next annual meeting of the stockholders in 2003:

ALFREDO C. RAMOS
PRESENTACION S. RAMOS
AUGUSTO B. SUNICO
MAXIMO G. LICAUCO III
TEODORO L. LOCSIN, JR. *
HENRY A. BRIMO
GERARD H. BRIMO
HONORIO A. POBLADOR III *
NICASIO I. ALCANTARA*

Messrs. Alcantara, Poblador and Locsin are the Company's independent directors.

At the Organizational Meeting of the Board of Directors of the Company held on 26 June 2002, immediately after the Annual Meeting of Stockholders, upon nominations duly made and seconded, the following persons were elected to the positions indicated opposite their respective names below:

ALFREDO C. RAMOS	Chairman of the Board - President
HENRY A. BRIMO	Vice Chairman
AUGUSTO B. SUNICO	Exec. Vice President and Treasurer
FRANCISCO A. NAVARRO	Vice President, Exploration
REYNALDO E. NAZAREA	Vice President, Finance and Administration
ALESSANDRO O. SALES	Asst. Vice President, Exploration
ADRIAN S. ARIAS	Corporate Secretary

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the Issuer has duly caused this report to be signed in its behalf by the undersigned hereunto duly authorized.

THE PHILODRILL CORPORATION
By:

ADRIAN S. ARIAS
Corporate Secretary

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(C) THEREUNDER

1. 13 November 2002
Date of Report (Date of earliest event reported)

2. SEC Identification No. 38683 3. BIR Tax Identification No 041-000-315-612

4. THE PHILODRILL CORPORATION
Exact name of registrant as specified in its charter

5. METRO MANILA, PHILIPPINES
Province, country or other jurisdiction of incorporation

6. _______ (SEC Use Only)
Industry Classification Code

7. QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY 1550
Address of principal office Postal Code

8. (632) 631-1801 to 05; 631-8151 to 52
Registrant's telephone number, including area code

9. N.A.
Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class	Number of Shares Outstanding (@P1.00 Par Value) and Amount of Debt Outstanding
Class "A"	918,569,839
Class "B"	616,374,177
Total	1,534,944,016
Loans Payable	₱304,599,320

11. Indicate the item numbers reported herein: ITEM 9

ITEM 9. OTHER EVENTS

Please be advised that THE PHILODRILL CORPORATION (the "Company"), Alcorn (Production) Philippines, Inc., Alcorn Gold Resources Corp., Oriental Petroleum & Minerals Corp., Linapacan Oil, Gas & Power Corp., Altisima Energy, Inc., Basic Consolidated, Inc., Petroenergy Resources Corp., Phoenix Energy Corp. and Nido Petroleum have signed a Galoc Study Agreement and Farm In Option with Unocal Sulu, Ltd., a wholly-owned subsidiary of Unocal Corporation.

Under the agreement, Unocal will carry out a phased study of the Galoc oil and gas discovery in Service Contract No. 14 with the intent to develop Galoc should the investigations show it to be economically feasible. Execution of the study will give Unocal the option to farm-in to the Service Contract.

The agreement, which was signed on 12 November 2002, will be submitted for consideration at the next regular meeting of the Company's Board of Directors on 20 November 2002.

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PHILODRILL CORPORATION
By:

ADRIAN S. ARIAS
Corporate Secretary

SEC Number 38683
File Number ___________

THE PHILODRILL CORPORATION

(Company's Full Name)

8th Floor, Quad Alpha Centrum Bldg.
125 Pioneer Street, Mandaluyong City

(Company's Address)

(632) 631-81-51

(Telephone Number)

June 30, 2002

(Quarter Ending)
(month & day)

Amended Form 17-Q Quarterly Report

Form Type

Amendment Designation (if applicable)

Period Ended Date

(Secondary License Type and File Number)



SECURITIES AND EXCHANGE COMMISSION
SEC FORM 17-Q

QUARTERLY REPORT PURSUANT TO SECTION 11 OF THE REVISED SECURITIES ACT AND RSA RULE 17(a)-1(b)(2)THEREUNDER.

1. For the quarterly period ended June 30, 2002

2. SEC Identification Number 38683

3. BIR Tax Identification No. 041-000-315-612

4. Exact name of registrant as specified in its charter : THE PHILODRILL CORPORATION

5. Philippines
Province, Country or other jurisdiction of incorporation or organization

6. ______________ (SEC Use Only)
Industry Classification Code

7. Quad Alpha Centrum, 125 Pioneer St., Mandaluyong City 1550
Address of principal office Postal Code

8. (632) 631-8151/52
Registrant's telephone number, including area code

9. Not Applicable

10. Securities registered pursuant to Sections 8 and 12 of the SRC, or Sec. 4 and 8 of the RSA

Title of Each Class	Number of shares of Common Stock Outstanding
Class A	918,574,129
Class B	616,376,313
	1,534,950,442

	Amount of Debt Outstanding
Total Liabilities	P404,204,842

11. Are any or all of these securities listed on the Philippine Stock Exchange.

Yes [x] No [ ]

12. Check whether the registrant:

a) has filed all reports required to be filed by Section 11 of the Revised Securities Act (RSA) and RSA Rule 11(a)-1 thereunder and Sections 26 and 141 of the Corporation Code of the Philippines during the preceding 12 months (or for such shorter period that the registrant was required to file such reports):

Yes [x] No [ ]

(b) has been subject to such filing requirements for the past 90 days.

Yes [x] No [ ]

TABLE OF CONTENTS

PART 1 - FINANCIAL INFORMATION

Item 1. Financial Statements

1. The unaudited Financial Statements of the Company for the 2nd quarter ended 30 June 2002 are included in this report. The schedules listed in the accompanying Index to Supplementary Schedules are filed as part of this SEC Form 17-Q.

2. Interim Statements of Operations for the current interim period (01 January to 30 June 2002), with comparative Statement of Operations for the comparable period (01 January to 30 June 2001) are attached to this report.

3. A statement showing changes in equity cumulatively for the current financial year to date (01 January to 30 June 2002), with a comparative statement for the comparable year-to-date period of the immediately preceding financial year (01 January to 30 June 2001) are attached to this report.

4. The basic and diluted earnings/loss per share are presented on the face of the attached Statement of Operations (01 January to 30 June 2002), as well as the basis of computation thereof.

5. The Company's interim financial report for the 2nd quarter 2002 is in compliance with Generally Accepted Accounting Principles ("GAAP"). Included in this report is a summary of the Company's significant accounting policies.

6. The Company follows the same accounting policies and methods of computation in its interim financial statements (01 January to 30 June 2002) as compared with the most recent annual financial statements (2001), and no policies or methods have been changed.

7. There were NO seasonal or cyclical aspects that had a material effect on the financial condition or results of interim operations of the Company.

8. There were NO unusual items during the interim period (01 January to 30 June 2002), the nature, amount, size or incidents of which have affected the assets, liabilities, equity, net income or cash flows of the Company.

9. There were NO changes in the estimates of amounts reported in prior financial years (2000 and 2001) which had a material effect in the current interim period (01 January to 30 June 2002).

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Financial Performance

Revenues for the first two quarters ended June 30, 2002 totalled P35.3 million compared with P45.5 million for the same period last year. The P10.2 million decrease in revenues was accounted for mainly by the lower income from petroleum operations, which was down by P8.9 million, caused primarily by the lower production output and lower crude prices.

Operating costs, interest and administrative expenses totalled P41.1 million vis-à-vis P39.7 million for the same period last year. The increase in expenses was due to higher level of interest and other debt-related costs.

For the two quarters ended June 30, 2002, net loss amounted to P6.2 million as compared with the net income of P5.6 million for the same period last year.

Total assets increased from P2.62 billion as of December 31, 2001 to P2.64 billion as of June 30, 2002. Current assets went up by P47.8 million due to the booking of receivables from the sale of treasury shares. The carrying value of the investments decreased by P29.5 million mainly due to the cash dividends paid by investee company, EDSA Properties Holdings, Inc. during the period.

Total liabilities decreased from P411.3 million as of December 31, 2001 to P404.2 million as of June 30, 2002 mainly due to payments of loans made during the period.

Stockholders' equity increased by P33.9 million despite the P6.2 million loss incurred for the interim period and the P27.4 million charge against Retained Earnings representing excess of cost over the selling price of treasury shares sold. The increase in stockholders' equity was due mainly to the sale of treasury shares and the subscription receivables collected during the period. As of June 30, 2001, the valuation reserve pertaining to the Company's listed stock investments amounted to P183.4 million, an increase of P18.1 million from P165.3 million at the beginning of the year.

Petroleum Projects

SERVICE CONTRACT NO. 6A (Octon)

The reprocessing of the 3D data is on-going at the Emerald Geo Research Group in Tulsa, Oklahoma for prospective farminee Rock Oil International, Inc. (ROII). ROII has committed to conduct an advanced geological and geophysical work program over SC 6A Northern Block involving state-of-the-art seismic data reprocessing, interpretation and petrophysical modeling.

SERVICE CONTRACT NO. 6B (Cadlao/Bonita)

Operations at the Cadlao Field remain suspended.

SERVICE CONTRACT NO. 14 (Nido/Matinloc/N. Matinloc/West Linapacamn)

Production Operations

Production during the second quarter of 2002 totaled 66,718 barrels, slightly higher than the 62,989 barrels produced during the first three months of the year. Operations at the North Matinloc Field remain suspended. Summary of production is as follows:

2Q 2002 Crude Oil Production Summary (in barrels)

	Nido	Matinloc	North Matinloc	Total
April	18,029	10,904	0	28,933
May	13,392	8,738	0	22,130
June	5,660	9,995	0	15,655
TOTAL	37,081	29,637	0	66,718

Early this year, Alcorn proposed the reactivation of M-2 well in the Matinloc Field. All contracts for the rehabilitation of the well have been signed and actual works are expected shortly. If the workover is successful, the M-2 well is expected to resume production at a rate of 500-1000 barrels of oil per day.

The Sales Contract of Nido and Matinloc crudes to Caltex (Phils.) have been renewed for 300,000 barrels with option for an increase to 500,000 barrels if the Matinloc-2 well rehabilitation is successful. All other conditions remain the same as in the previous contracts except for an increase in price of Matinloc crude plus a premium of approximately US$1.50/bbl. Meanwhile, the consortium will continue to pursue the collection of SEAOIL's remaining indebtedness of US$194,000.

A Reserve Report was prepared by Netherland-Sewell & Associates for operator Alcorn. The report covers the three remaining producing fields. Reserve estimates as of January 2002 are as follows:

* Nido - 925,920 bbls or 13.4yrs at current production rates Cumulative production is 17,451,130 barrels
* Matinloc - 617,182 bbls or 6.0 yrs at current production rates Cumulative production is 11,331,200 barrels
* North Matinloc - 95,069 bbls or 3.1yrs at current production rates. Cumulative production is 2,159,380 barrels

Galoc Farmout

The proposal of UNOCAL to explore and develop the Galoc Field received serious consideration from the SC 14 consortium. UNOCAL envisions to conduct a multi-phase study to assess the technical and economic viability of developing the field.

The program phases and activities are as follows:

* Phase 1 - Reprocessing of 3D seismic data, detailed geological and geophysical studies. Approximate cost of US$400,000.
* Phase 2 - Reservoir/production modeling, pre-feed engineering. Approximate cost of $2.0MM
* Phase 3 - Full field development with goal of first production within 3.5 years or less from the beginning of the study.

SERVICE CONTRACT NO. 41 (Sulu Sea)

Two partners, MMC (15%) and Preussag (25%) formally withdrew from the Consortium and their interests are to be distributed pro-rata to all partners. As a result, Philodrill's participating interest in Block A will increase to 9.12516%. The Deeds of Assignment covering MMC's and Preussag's interests are being circulated to all partners.

GSEC 75 (Central Luzon)

PNOC-EDC continues with their post-drilling assessment of the Victoria-3. The well was plugged and abandoned as a dry well in March 2002.

GSEC 91 (SW Palawan)

Operatorship of the block reverted back to the previous operator, TransAsia, following the withdrawal of Shell Philippines Exploration (SPEX) from the consortium. Meanwhile, the application for a new GSEC remains pending with the Department of Energy (DOE).

GSEC NO. 98 (Onshore Mindoro)

During the partner's meeting held last April 12, 2002, the consortium decided to ask for deferment of work obligations for at least one year, in view of the default of most of the consortium members and the deteriorating peace and order situation in the area. A six-month extension up to December 23, 2002 was granted by the DOE during which the consortium is expected to conduct an information and educational campaign with local authorities and non-government organizations in Mindoro.

SWAN Block (West Culion, Alava, North Calamian & Northwest Malampaya)

The application for a new GSEC remains pending with the Department of Energy. The application covers the same area covered by a previous non-exclusive geophysical permit.

Philodrill has been promoting the SWAN Block and have made technical discussions with representatives of UNOCAL who have expressed interest in the block.

PART 11 - OTHER INFORMATION

The company held its annual stockholders' meeting on June 26, 2002. During the meeting the following were re-elected as members of the Board of Directors:

Alfredo C. Ramos
Henry A. Brimo
Nicasio I. Alcantara
Gerard H. Brimo
Maximo G. Licauco III
Teodoro L. Locsin, Jr.
Honorio A. Poblador III
Presentacion S. Ramos
Augusto B. Sunico

An organizational meeting was also held on June 26, 2002, during which the following officers of the company were also re-elected:

Chairman & President	-	Alfredo C. Ramos
Executive Vice President & Treasurer	-	Augusto B. Sunico
Vice President, Exploration	-	Francisco A. Navarro
Vice President, Finance & Administration	-	Reynaldo E. Nazarea
Corporate Secretary	-	Adrian S. Arias

SIGNATURE

Pursuant to the requirements of Securities Regulation Code, The registrant has caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

The Philodrill Corporation
Registrant
(through its duly authorized representatives)

Date: 9-20-02
Augusto B. Sunico
Principal Financial Officer

Date: 09/20/02
Reynaldo E. Nazarea
Comptroller/Principal
Accounting Officer

THE PHILODRILL CORPORATION

Balance Sheets

	(Unaudited) June 2002	(Audited) December 31 2001
ASSETS		
Current Assets		
Cash	895,136	307,447
Accounts receivables-Trade & others	75,262,179	41,465,701
Notes receivables	89,278,752	75,066,995
Crude oil inventory	0	847,064
Other current assets	900,080	886,208
Total Current Assets	166,336,147	118,573,415
Property and Equipment	296,354,163	295,699,112
Investments*	1,388,368,011	1,417,913,770
Deferred Oil Exploration and Development Costs	791,718,153	783,473,749
Other Assets	1,353,628	1,674,239
	2,644,130,102	2,617,334,285
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Loans payable	305,960,156	318,568,019
Accounts payable and accrued expenses	91,568,095	86,205,367
Dividends payable	5,013,849	4,874,497
Subscriptions payable	1,662,742	1,662,742
Total Current Liabilities	404,204,842	411,310,625
Stockholders' Equity		
Capital stock - P1.00 par value		
Authorized - 1.55 billion shares		
Issued and Subscribed	1,534,950,443	1,534,950,442
Subscriptions receivable	(765,631)	(23,086,076)
Share in affiliate's revaluation increment on land and land improvements	485,818,990	485,818,990
Unrealized losses on the decline in market value of investments	(183,350,430)	(165,321,670)
Retained earnings	403,271,888	436,841,332
Treasury stock	0	(63,179,358)
	2,239,925,260	2,206,023,660
	2,644,130,102	2,617,334,285

* includes listed marketable securities amounting to P1,326,893,994 and P1,340,500,976 as of June 2002 and December 2001, respectively.

THE PHILODRILL CORPORATION
Statements of Income
(Unaudited)

	Jan to June 2002	Jan to June 2001	Apr to June 2002	Apr to June 2001
REVENUES				
Equity in earnings of affiliates	13,588,731	18,008,465	5,300,087	10,325,747
Petroleum operations	14,229,811	23,099,940	8,896,956	11,716,726
Gain on sale of marketable securities, investments and others	0	0	0	0
Interest, dividends and other income	7,496,013	4,385,345	4,210,982	3,024,512
	35,314,555	45,493,750	18,408,025	25,066,985
COSTS AND EXPENSES				
General and administrative	8,305,930	9,202,662	4,176,655	4,719,487
Costs and operating	12,526,748	13,400,390	6,652,813	6,443,669
Interest, foreign exchange and other charges	20,258,003	17,084,589	9,776,118	9,688,505
	41,090,681	39,687,641	20,605,586	20,851,661
INCOME (LOSS) BEFORE INCOME TAX	(5,776,126)	5,806,109	(2,197,561)	4,215,324
PROVISION FOR INCOME TAX	404,900	211,989	297,876	86,202
NET INCOME (LOSS)	(6,181,026)	5,594,120	(2,495,437)	4,129,122

Earnings (loss) per share was computed as follows:

	Jan to June 2002	Jan to June 2001	Apr to June 2002	Apr to June 2001
Net income (loss)	(6,181,026)	5,594,120	(2,495,437)	4,129,122
Weighted average number of shares	1,534,950,443	1,534,950,443	1,534,950,443	1,534,950,443
Earnings Per Share	(0.0040269)	0.0036445	(0.0016257)	0.0026901

THE PHILODRILL CORPORATION

Statement of Changes in Stockholders' Equity

(Unaudited)

	Jan-Jun 2002	Jan-Jun 2001
CAPITAL STOCK		
Authorized - 1.55 billion shares		
Issued		
Balance at the beginning of year	1,279,962,408	1,155,209,370
Issuances for the period	202,106,538	20,628
Balance at the end of second quarter	1,482,068,946	1,155,229,998
Subscribed		
Balance at the beginning of year	254,988,034	379,741,072
Issuances for the period	(202,106,538)	(20,628)
Balance at the end of second quarter	52,881,496	379,720,444
Treasury Stock		
Balance at the beginning of year	(63,179,358)	0
Sale of Treasury Stock	63,179,358	0
Balance at the end of second quarter	0	0
Subscriptions Receivable		
Balance at the beginning of year	(23,086,076)	(172,583,409)
Collection of subscriptions receivable	22,320,445	19,930,298
Balance at the end of second quarter	(765,631)	(152,653,111)
Share in Affiliate's Revaluation Increment		
Balance at the beginning of year	485,818,990	486,619,833
Adjustment for the period	0	0
Balance at the end of second quarter	485,818,990	486,619,833
Unrealized Losses on Decline in Market Value of Long-term Investments		
Balance at the beginning of year	(165,321,670)	(158,702,120)
Adjustment during the period	(18,028,760)	(16,145,045)
Balance at the end of second quarter	(183,350,430)	(174,847,165)
Retained Earnings		
Balance at the beginning of year	436,841,332	493,464,093
Net income (loss) for the period	(6,181,026)	5,594,120
Loss on sale of Treasury Stock	(27,388,418)	0
Balance at the end of second quarter	403,271,888	499,058,213
Total Stockholders' Equity	2,239,925,259	2,193,128,212

THE PHILODRILL CORPORATION
Statements of Cash Flows
(Unaudited)

	Jan 1 to June 30	
	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	(6,181,026)	5,594,120
Adjustments to reconcile net income to net cash provided by (used in) operating activities :		
Cash dividends received	25,112,976	0
Depletion, depreciation and amortization	1,699,197	1,997,787
Gain on sale of marketable securities, investments and others	0	0
Equity in earnings (losses) of affiliates - net	(13,588,731)	(18,008,465)
Changes in operating assets and liabilities :		
Decrease (increase) in :		
Receivables - trade	(33,796,477)	(1,639,705)
Crude oil inventory	847,064	2,583,071
Materials and supplies	0	0
Other current assets	(13,872)	3,752
Increase (decrease) in accounts payable and accrued expenses	5,362,729	4,282,490
Net cash provided by (used in) operating activities	(20,558,140)	(5,186,950)
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds from sale of marketable securites, investments and others	0	0
Addition to :		
Short-term investments	0	0
Marketable securities, investments and advances	(7,248)	(94,695)
Deferred oil exploration and development costs	(8,244,404)	(11,313,599)
Property and equipment - net	(2,354,249)	(3,380,930)
Decrease (increase) in		
Receivables - others	(14,211,757)	(3,709,134)
Other assets	320,611	337,992
Payment of subscriptions	0	0
Net cash provided by (used in) investing activities	(24,497,047)	(18,160,366)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from Capital stock transactions	22,320,445	19,930,298
Treasury stock transactions - net	35,790,941	0
Increase (decrease) in		
Loans	(12,607,864)	1,548,818
Cash dividends payable	139,352	0
Long-term debt		
Net cash provided by (used in) financing activities	45,642,874	21,479,116
NET INCREASE (DECREASE) IN CASH	587,687	(1,868,200)
CASH - BEGINNING	307,447	3,355,096
CASH - END	895,134	1,486,896

THE PHILODRILL CORPORATION
SCHEDULE C - LONG TERM INVESTMENTS IN SECURITIES
(NONCURRENT MARKETABLE EQUITY SECURITIES,
OTHER LONG-TERM INVESTMENTS IN STOCK
INVESTMENTS IN BONDS AND OTHER DEBT SECURITIES)
FOR THE SECOND QUARTER ENDED JUNE 30, 2002

Name of Issuing Entity And Description of Investment	BEGINNING BALANCE		ADDITIONS		DEDUCTIONS		ENDING BALANCE		Dividends Received/ Accrued from Investments Not Accounted for by the Equity Method
	Number of Shares or Principal Amount of Bonds and Notes	Amount in Pesos	Equity in Earnings (Losses) of Investees for the Period	Others	Distribution of Earnings by Investees	Others	Number of Shares or Principal Amount of Bonds and Notes	Amount in Pesos	
At lower of aggregate cost or market value									
Marketable equity securities:									
Atlas Consolidated Mining and									
Development Corporation	3,123,293	101,061,306					3,123,293	101,061,306	
Anglo Philippine Holdings Cor	49,874,000	49,095,647					49,874,000	49,095,647	
EDSA Properties Holdings, Inc	22,516,946	37,491,082					22,547,946	37,491,082	1,576,116
Vulcan Industrial and									
Mining Corp.	12,455,496	16,061,971					12,455,496	16,061,971	
United Paragon Mining Corp.	7,573,570	12,803,152					7,573,570	12,803,152	
Philippine Gold	325,000	10,877,340					325,000	10,877,340	
San Jose Oil Company	152,073	170,758					152,073	170,758	
South China Petroleum Explor,	2,223,658	2,775,235					2,223,658	2,775,235	
Fil-Estate Land, Inc.	5,186,800	10,423,888					5,186,800	10,423,888	
Asian Oil and Gas (Phils.), Inc.		357,155						357,155	
Lepanto Consolidated Mining C	79,423	15,852					79,423	15,852	
Hi Cement Corporation	50,000	450,000					50,000	450,000	
		241,583,386	0	0	0	0		241,583,386	1,576,116
Less allowance for decline in market value		167,058,080				(16,292,350)		183,350,430	
		74,525,306	0	0	0	(16,292,350)		58,232,956	1,576,116
At equity:									
EDSA Properties Holdings Inc.	242,138,900	1,098,163,387	4,460,102		(16,955,753)		242,138,900	1,085,667,736	
Penta Capital Investment Corp	1,600,000	176,140,440	839,985				1,600,000	176,980,425	
Penta Capital Holdings, Inc.	300,000	47,181,344	0				300,000	47,181,344	
		1,321,485,171	5,300,087	0	(16,955,753)	0		1,309,829,505	0
CJH Golf Club, Inc.	17	20,305,555					17	20,305,555	
		1,416,316,032	5,300,087	0	(16,955,753)	(16,292,350)		1,388,368,016	1,576,116



THE PHILODRILL CORPORATION

SCHEDULE E - PROPERTY AND EQUIPMENT

FOR THE SECOND QUARTER ENDED JUNE 30, 2002

Classification	Beginning Balance	Additions at Cost	Retirements	Other Changes- Additions (Deductions)	Ending Balance
Wells, platforms and other facilities	572,558,733	1,031,294			573,590,027
Office condominium units and improvements	14,009,421				14,009,421
Office furniture, fixtures and equipment	9,999,713	0			9,999,713
Transportation equipment	6,852,131				6,852,131
	603,419,998	1,031,294	0	0	604,451,292

THE PHILODRILL CORPORATION

SCHEDULE F - ACCUMULATED DEPLETION, DEPRECIATION AND AMORTIZATION

FOR THE SECOND QUARTER ENDED JUNE 30, 2002

Description	Beginning Balance	Additions Charged to Costs and Expenses	Retirements	Other Changes-Additions (Deductions)	Ending Balance
Wells, platforms and other facilities	284,194,031	602,924			284,796,955
Office condominium units and improvements	9,971,056	175,117			10,146,173
Office furniture, fixtures and equipment	8,701,952	142,917			8,844,869
Transportation equipment	4,076,256	232,875			4,309,131
	306,943,295	1,153,834	0	0	308,097,129

THE PHILODRILL CORPORATION

SCHEDULE G - INTANGIBLE ASSETS AND OTHER ASSETS

FOR THE SECOND QUARTER ENDED JUNE 30, 2002

Description	Beginning Balance	Additions At Cost	Charged to Costs and Expenses	Charged to Other Accounts	Other Changes Additions (Deductions)	Ending Balance
Deferred oil exploration and development costs	787,469,955	-	-	-	4,248,198	791,718,153

THE PHILODRILL CORPORATION
SCHEDULE H-1 - NOTES PAYABLE
FOR THE SECOND QUARTER ENDED JUNE 30, 2002



Name of Creditor	Beginning Balance	Additions	Payments	Other Changes Additions (Deductions)	Ending Balance
United Coconut Planters Bank	70,888,172		(3,794,419)		67,093,753
Metropolitan Bank & Trust Co.	59,989,667				59,989,667
Development Bank of the Phils.	70,576,493		(3,842,351)		66,734,142
Rizal Commercial Banking Corp.	27,187,906			(295,312)	26,892,594
Penta Capital Investment Corp.	55,450,000				55,450,000
Bank of the Philippine Islands	30,400,000		(600,000)		29,800,000
	314,492,238	0	(8,236,770)	(295,312)	305,960,156

THE PHILODRILL CORPORATION
SCHEDULE OF AGING OF ACCOUNTS RECEIVABLES
AS OF JUNE 30, 2002

1) AGING OF ACCOUNTS RECEIVABLES

Type of Accounts Receivable	Total	1 month	2-3 months	4-6 months	7 months to 1 year	1-2 years	3-5 years	5 years - above	past due accounts & items in litigation
a) Trade Receivables									
1) Account with contract operator	22,740,797	3,202,082	(543,490)	1,588,270	(3,907,052)	13,217,416	3,548,730	0	0
sub-total	22,740,797	3,202,082	(543,490)	1,588,270	(3,907,052)	13,217,416	3,548,730	0	0
less: Allowance for doubtful accounts	0	0	0	0	0	0	0	0	0
net Trade Receivables	22,740,797	3,202,082	(543,490)	1,588,270	(3,907,052)	13,217,416	3,548,730	0	0
b) Non-trade receivables									
1) Account with partners	0	0	0	0	0	0	0	0	0
2) Other advances/receivables	0	0	0	0	0	0	0	0	0
3) Account with officers and employees	0	0	0	0	0	0	0	0	0
sub-total	0	0	0	0	0	0	0	0	0
less: Allowance for doubtful accounts	0	0	0	0	0	0	0	0	0
net Non-Trade Receivables	0	0	0	0	0	0	0	0	0
Net Receivables	22,740,797	3,202,082	(543,490)	1,588,270	(3,907,052)	13,217,416	3,548,730	0	0

2) ACCOUNTS RECEIVABLE DESCRIPTION

Type of Accounts Receivable	Nature/Description	Collection Period
a) Trade Receivables		
1) Account with contract operator	Share in crude oil revenue net of share in production cost	30 days
b) Non-Trade Receivables		
1) Account with partners	Advances to oil exploration projects	
2) Other advances/ Receivables	Various advances and receivables	
3) Accounts with officers and employees	Advance to officers and employees.	

3) NORMAL OPERATING CYCLE: Twelve (12) months

The Philodrill Corporation
Schedule M - **Summary of Significant Accounting Policies**

Basis of Financial Statements
The accompanying financial statements include the Company's share in the assets, liabilities, income and expenses of the joint operations covered by the SCs and GSECs discussed in Note 2.

Basis of Accounting
The accompanying financial statements are prepared in conformity with accounting principles generally accepted in the Philippines under historical cost convention, except that the crude oil inventory is stated at market.

Adoption of New Statements of Financial Accounting Standards (SFASs)
The Company adopted the following SFASs which became effective on January 1, 2001:

- SFAS No. 1 (revised 2000), *Presentation of Financial Statements;*
- SFAS No. 13 (revised 2000), Net income or Loss for the Period, Fundamental Errors and Changes in Accounting Policies; and
- SFAS No. 22 (revised 2000), Cash Flow Statements.

Following new presentation rules under SFAS No. 1 (revised 2000), SFAS No. 13 (revised 2000), and SFAS No. 22 (revised 2000), prior year financial statements were restated to conform with the format prescribed by the new standards. Changes made pertain principally to the presentation of the statements of income and cash flows, inclusion of a statement of changes in stockholders' equity and additional disclosures as required by the new standards.

The effect of adopting the new standards on the financial statements is not material.

Cash
Cash includes cash on hand and cash with banks.

Inventory Valuation
Crude oil inventory is valued at market.

Revenue Recognition
Revenue from petroleum operations is recognized as income at the time of production.

Marketable Securities
Marketable securities are carried at the lower of aggregate cost or market value determined at balance sheet date. The cost of marketable securities sold, if any, is based on the average cost of all the shares of each security held at the time of sale.

Unrealized losses resulting from the excess of aggregate cost over market value for current marketable securities are charged to operations; on the other hand, unrealized losses on noncurrent marketable securities are charged to unrealized losses on the decline in market value of investments shown as a separate item in the stockholders' equity section of the balance sheets. Any recoveries in market values, as long as these do not exceed costs, are recognized as

unrealized gains and are credited to income for the period for current marketable securities and to unrealized losses on the decline in market value of investments for noncurrent marketable securities.

Property and Equipment

Property and equipment are carried at cost less accumulated depletion, depreciation and amortization. Wells, platforms and other facilities are depleted using the unit-of-production method based on estimates of proved reserves. The depletion base includes the estimated future development cost of the undeveloped area. Other property and equipment are depreciated using the straight-line method over the estimated useful lives of the assets ranging from 3 to 5 years.

The costs of minor repairs and maintenance are charged to expense as incurred; significant renewals and betterment are capitalized. When assets are retired or otherwise disposed of, the cost and the related accumulated depletion, depreciation and amortization are removed from the accounts and any resulting gain or loss is credited or charged to operations.

Investments in Shares of Stock

Investments in shares of stock of affiliates which are more than 20% owned, or where the Company has the ability to significantly influence their operating and financial affairs, are carried at cost, increased or decreased by the Company's equity in net earnings or losses of affiliates and share in affiliate's revaluation increment since dates of acquisition. The difference between the Company's cost of such investments and its proportionate share in the underlying net assets of the affiliates at dates of acquisition is amortized using the straight-line method over a 20-year period and is included as part of the "Equity in net earnings or losses of affiliates" account. Unrealized intercompany profits that are significant are eliminated to the extent of the Company's proportionate share thereof. A provision for losses is recognized for any substantial and presumably permanent decline in the carrying value of the investments.

The Company's share in affiliate's revaluation increment, which is presented in the stockholders' equity section of the affiliate's balance sheets, is also shown in the stockholders' equity section of the Company's balance sheets.

Other investments in shares of stock are carried at cost, adjusted for any impairment in value when the market value fall below cost and the decline is judged to be permanent.

Deferred Oil Exploration and Development Costs

The Company follows the full cost method of accounting for exploration and development costs determined on the basis of each SC/GSEC area. Under this method, all exploration and development costs relating to each SC/GSEC are tentatively deferred pending determination of whether the contract area contains oil and gas reserves in commercial quantities. The exploration and development costs relating to the SC/GSEC area where oil and gas in commercial quantities are discovered are subsequently capitalized as "Wells, platforms and other facilities" shown under "Property and equipment" in the balance sheets upon commercial production. When the SC/GSEC is permanently abandoned or the Company has withdrawn from the consortium, the related deferred oil exploration and development costs are written-off. SCs and GSECs are considered permanently abandoned if the SCs and GSECs have expired

and/or there are no definite plans for further exploration and/or development.

Interest costs relating to the acquisition, exploration and development of participating interest in the petroleum concessions are capitalized until the commencement of commercial production.

Income Taxes
Deferred tax assets and liabilities are recognized for the future tax consequences attributable to: (a) the differences between the financial reporting bases of assets and liabilities and their related tax bases; (b) net operating loss carryover (NOLCO); and (c) minimum corporate income tax (MCIT). Deferred tax assets and liabilities are measured using the tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled and NOLCO and MCIT are expected to be applied. A valuation allowance is provided for the portion of deferred tax assets which is not expected to be realized in the future.

Foreign Currency Transactions
Exchange gains or losses arising from foreign currency denominated transactions are credited or charged to current operations, except for those gains or losses relating to the acquisition of working interest in the petroleum concessions which are credited or charged to "Wells, platforms and other facilities" and "Deferred oil exploration and development costs" accounts, as appropriate.

Earnings (Loss) Per Share
Earnings (loss) per share is determined by dividing net income (loss) by the weighted average number of shares issued and subscribed during the year after giving retroactive effect to any dividends declared and net of treasury shares.

New Accounting Pronouncement
In March 2000, the Accounting Standards Council (ASC) issued Exposure Draft (ED) No. 37, *The Effects of Changes In Foreign Exchange Rates (revised)*, which will eliminate the deferral of foreign exchange differentials and will allow the capitalization of foreign exchange losses only under modified conditions effective January 1, 2002.

After considering comments on ED No. 37, the ASC decided on a two-step approach to address the change in accounting for the effects of changes in foreign exchange rates, as follows: (1) eliminate deferral option effective for financial statements covering periods beginning on or after January 1, 2003 by amending SFAS No. 8, Accounting for the Effects of Changes in Foreign Exchange Rates; and (2) adopt IAS No. 21 (revised 1993) (basis of ED No. 37) effective for financial statements covering periods beginning on or after January 1, 2005. The Company will comply with the provisions of foreign exchange losses on a prospective basis as allowed by ED No. 37.

THE PHILODRILL CORPORATION
INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES
SEC FORM 17-Q

* These schedules, which are required by Part IV (e) of RSA 48, have been omitted because they are either not required, not applicable or the information required to be presented is included in the Company's financial statements.

SEC Number 38683
File Number ____________

THE PHILODRILL CORPORATION
(Company's Full Name)

8th Floor, Quad Alpha Centrum Bldg.,
125 Pioneer Street, Mandaluyong City
(Company's Address)

(632) 631-81-51
(Telephone Number)

September 30, 2002
(Quarter Ending)
(month & day)

Form 17-Q Quarterly Report
Form Type

Amendment Designation (if applicable)

Period Ended Date

(Secondary License Type and File Number)

TABLE OF CONTENTS



SECURITIES AND EXCHANGE COMMISSION
SEC FORM 17-Q

QUARTERLY REPORT PURSUANT TO SECTION 11 OF THE REVISED SECURITIES ACT AND RSA RULE 17(a)-1(b)(2) THEREUNDER.

1. For the quarterly period ended September 30, 2002

2. SEC Identification Number 38683

3. BIR Tax Identification No. 041-000-315-612

4. Exact name of registrant as specified in its charter : THE PHILODRILL CORPORATION

5. Philippines
Province, Country or other jurisdiction of incorporation or organization

6. ______________ (SEC Use Only)
Industry Classification Code

7. Quad Alpha Centrum, 125 Pioneer St., Mandaluyong City 1550
Address of principal office Postal Code

8. (632) 631-8151/52
Registrant's telephone number, including area code

9. Not Applicable

10. Securities registered pursuant to Sections 8 and 12 of the SRC, or Sec. 4 and 8 of the RSA

Title of Each Class	Number of shares of Common Stock Outstanding
Class A	918,574,129
Class B	616,376,313
	1,534,950,442

	Amount of Debt Outstanding
Total Liabilities	P407,621,661

11. Are any or all of these securities listed on the Philippine Stock Exchange.

Yes [x] No [ ]

12. Check whether the registrant:

a) has filed all reports required to be filed by Section 11 of the Revised Securities Act (RSA) and RSA Rule 11(a)-1 thereunder and Sections 26 and 141 of the Corporation Code of the Philippines during the preceding 12 months (or for such shorter period that the registrant was required to file such reports):

Yes [x] No [ ]

(b) has been subject to such filing requirements for the past 90 days.

Yes [x] No [ ]

PART 1 - FINANCIAL INFORMATION

Item 1. Financial Statements

1. The unaudited Financial Statements of the Company for the 3rd quarter ended 30 September 2002 are included in this report. The schedules listed in the accompanying Index to Supplementary Schedules are filed as part of this SEC Form 17-Q.

2. Interim Statements of Operations for the current interim period (01 January to 30 September 2002), with comparative Statement of Operations for the comparable period (01 January to 30 September 2001) are attached to this report.

3. A statement showing changes in equity cumulatively for the current financial year to date (01 January to 30 September 2002), with a comparative statement for the comparable year-to-date period of the immediately preceding financial year (01 January to 30 September 2001) are attached to this report.

4. The basic and diluted earnings/loss per share are presented on the face of the attached Statement of Operations (01 January to 30 September 2002), as well as the basis of computation thereof.

5. The Company's interim financial report for the 3rd quarter 2002 is in compliance with Generally Accepted Accounting Principles ("GAAP"). Included in this report is a summary of the Company's significant accounting policies.

6. The Company follows the same accounting policies and methods of computation in its interim financial statements (01 January to 30 September 2002) as compared with the most recent annual financial statements (2001), and no policies or methods have been changed.

7. There were NO seasonal or cyclical aspects that had a material effect on the financial condition or results of interim operations of the Company.

8. There were NO unusual items during the interim period (01 January to 30 September 2002), the nature, amount, size or incidents of which have affected the assets, liabilities, equity, net income or cash flows of the Company.

9. There were NO changes in the estimates of amounts reported in prior financial years (2000 and 2001) which had a material effect in the current interim period (01 January to 30 September 2002).

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Financial Performance

Revenues for the first three quarters ended September 30, 2002 totalled P56.6 million compared with P60.9 million for the same period last year. The P4.3 million decrease in revenues was accounted for mainly by the lower income from petroleum operations, which was down by P8.2 million, caused primarily by the lower production output and lower crude prices. The Nido and Matinloc oilfields produced a total of 181,637 barrels of crude oil for the nine-month period ended September 30, 2002, a 28% decrease over the same period last year. The average price per barrel decreased by 8% from US$12.03513 to US11.06877.

Operating costs, interest and administrative expenses slightly increased from P58.1 million to P59.3 million for the same period last year. The increase in expenses was due to higher level of interest and other debt-related costs.

For the three quarters ended September 30, 2002, net loss amounted to P3.2 million as compared with the net income of P2.5 million for the same period last year.

Total assets increased from P2.62 billion as of December 31, 2001 to P2.65 billion as of September 30, 2002. Current assets went up by P28.4 million due to the receivable from the sale of treasury shares last June 17, 2002. The carrying value of the investments decreased by P17.6 million from P1,417.9 million as of December 31, 2001 to P1,400.3 million as of September 30, 2002 which is accounted for as follows: The P25.8 million equity share in affiliates' earnings, the P25.1 million cash dividends paid by investee company, EDSA Properties Holdings, Inc. during the period and the lower market prices as of September 30, 2002, which gave rise to an increase in the valuation reserve amounting to P18.2 million.

Total liabilities decreased from P411.3 million as of December 31, 2001 to P407.6 million as of September 30, 2002 mainly due to payments of loans made during the period.

Stockholders' equity increased by P35.0 million despite the P3.2 million loss incurred for the interim period. The increase in stockholders' equity was due mainly to the sale of treasury shares and the subscription receivables collected during the period. As of September 30, 2002, the valuation reserve pertaining to the Company's listed stock investments amounted to P183.6 million, an increase of P18.2 million from P165.3 million at the beginning of the year.

Petroleum Projects

SERVICE CONTRACT NO.6A (Octon)

The signing of the Deed of Assignment giving Rock Oil International Inc. 5% equity in the SC6A Farmout block was done last July 17, 2002. The DOE approved the assignment last July 29, 2002.

Rock Oil is currently undertaking the geological and geophysical evaluation of the area. They are conducting reprocessing and AVO analysis of the 3D seismic data, seismic inversion and petrophysical analysis of the wells. The program is expected to be completed during the first quarter of 2003.

SERVICE CONTRACT NO.6B (Cadlao/Bonita)

Operations at the Cadlao Field remain suspended.

SERVICE CONTRACT NO.14 (Nido, Matinloc, Galoc/West Linapacan)

Production Operations

Production during the third quarter of 2002 totaled 52,479 barrels, lower than the 66,718 barrels produced during the second quarter of the year. Operations at the North Matinloc Field remain suspended. Summary of production is as follows:

3Q 2002 Crude Oil Production Summary (in barrels)

	Nido	Matinloc	North Matinloc	Month Total
July	21,213	1,950	0	23,163
August*	4,817	5,023	0	9,840
September*	10,727	8,749	0	19,476
Total	36,757	15,722	0	52,479

**provisional, based on Daily Production Reports*

An MCM/TCM was held last July 25, 2002 at the Alcorn offices. A review of the first half from January to June 2002 of the operations was presented. First half crude oil production totaled 135,745 bbls.

The forecast/budget for the second half of the year covering the period July to December 2002 was also presented. The target production for the second half is 127,865 bbls.

A platform location survey was conducted by NIDO Petroleum. It was found out that the well surveyed did not tie to the 3D seismic lines. A sidescan sonar survey of 4 wells during the 1998-3D seismic survey showed a mis-location of these wells, leading to the conclusion that the well locations at the fields are not crestal. The consortium is currently evaluating the cost/benefit implications of this finding in order to determine whether the crestal reserves could be economically extracted.

The rehabilitation of the Matinloc-2 well was started in late September. The program is designed to clear obstructions in the borehole and the perforated section to stimulate production.

Galoc Farmout

The farmout of the Galoc Block continued through much of the third quarter. Negotiations were proceeding in earnest and towards the end of September the draft of the Joint Development Study and Farmin Option Agreement have been completed. This covers Phase 1 and Phase 2 of the farmout.

- Phase 1 — Geological and Geophysical Studies, economics, scooping development studies and due Diligence. Duration: 6-9 months.
- Phase 2 — Detailed Reservoir/production modeling,pre-Front End and Development Studies Duration: 6-9 months.

The consortium is also currently working to finalize the FARMIN AGREEMENT, which will cover the third phase or development of the field onwards to production and eventual abandonment.

The signing of the Farmin and Study Agreements is scheduled on November 12, 2002.

The Deed of Assignment between Alsons and Philodrill in SC 14C has been signed and submitted to the Department of Energy for registration. Alsons has transferred their 0.65% equity share in SC14C to Philodrill. The Operator of the Service Contract 14, Alcorn (Production) Philippines, Inc. have also been notified and informed of the transfer of interest. Philodrill's participating interest in SC 14C is now 20.10%

GSEC 75 (Central Luzon)

Philodrill and the other original parties of the GSEC still retain an option to buy-back into the GSEC. The completion report of the Victoria 3 well is still pending with the operator PNOC-EDC.

SOUTHWEST PALAWAN

The application for a new GSEC remains pending with the Department of Energy (DOE).

GSEC NO.98 (Onshore Mindoro)

The DOE allowed the consortium six months up to 23 December 2002 to conduct an Information and Education Communication (IEC) with the end in view of mitigating the security risks existing in the area. The IEC Campaign will serve as part of the procedural requirements of an Environmental Impact Assessment and subsequently Environmental Compliance Certificate.

Philodrill has contracted Seastems, Inc., a company with extensive experience in the conduct of IEC's to implement the IEC program in cooperation with the DOE. An organizational meeting for the IEC was held last September 6, 2002 to hammer out the objectives and schedule of activities of the IEC.

PNOC-EDC representatives headed by Mr. Manuel S. Ogena, Geoservices Manager, expressed interest to farm into the Onshore Mindoro area, in line with the new thrust of PNOC EDC to venture into onshore oil and gas exploration. PNOC-EDC conceives of using their drilling rigs in order to earn equity in onshore areas of the Philippines. Initial meetings with PNOC EDC consultants were also conducted to further explore the possibilities of their farm-in proposal.

SWAN BLOCK, NW PALAWAN

Philodrill as operator of the block is awaiting an updated Letter of Intent being prepared by UNOCAL for signing. This in effect will continue Philodrill's working relationship with UNOCAL to actively look for farminees to complete financing for the proposed drilling in the SWAN block.

The DOE has indicated their desire to start contract negotiations on the GSEC application. Philodrill will coordinate with UNOCAL on their proposed work program for the GSEC application. Also, a proposal to unitize the block is under consideration by the partners.

The Korean National Oil Company (KNOC) and SK Corporation have shown interest to farm-in to the block. SK Corporation is a large company which played a major role in the economic development of Korea. They established the first oil refining company in Korea and are leaders in the general energy and chemical industry. They are also into biotech, IT Exploration and Production.

SK Corporation is a participant in 54 concessions for oil and gas exploration and production worldwide, such as in Yemen, Egypt, Ivory Coast, Peru, Vietnam and Libya.

PART 11 - OTHER INFORMATION

None.

SIGNATURE

Pursuant to the requirements of Securities Regulation Code, The registrant has caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

The Philodrill Corporation
Registrant
(through its duly authorized representatives)

Date: 11/15/02
Augusto B. Suñico
Principal Financial Officer

Date: 11/15/02
Reynaldo E. Nazarea
Comptroller/Principal Accounting Officer

THE PHILODRILL CORPORATION

Balance Sheets

	(Unaudited) September 2002	(Audited) December 31 2001
ASSETS		
Current Assets		
Cash	944,329	307,447
Short term investments	0	0
Accounts Receivables - Trade & Others	52,958,399	41,465,701
Notes Receivables	92,124,064	75,066,995
Crude oil inventory	0	847,064
Other current assets	909,954	886,208
Total Current Assets	146,936,746	118,573,415
Property and Equipment	304,586,783	295,699,112
Investments*	1,400,327,566	1,417,913,770
Deferred Oil Exploration and Development Costs	795,602,460	783,473,749
Other Assets	1,193,322	1,674,239
	2,648,646,877	2,617,334,285
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Loans payable	304,599,320	318,568,019
Accounts payable and accrued expenses	96,345,750	86,205,367
Dividends payable	5,013,849	4,874,497
Subscriptions payable	1,662,742	1,662,742
Total Current Liabilities	407,621,661	411,310,625
Stockholders' Equity		
Capital stock - P1.00 par value		
Authorized - 1.55 billion shares		
Issued and Subscribed	1,534,950,443	1,534,950,442
Subscriptions receivable	(2,432,922)	(23,086,076)
Share in affiliate's revaluation increment on land and land improvements	485,818,990	485,818,990
Unrealized losses on the decline in market value of investments	(183,572,327)	(165,321,670)
Retained earnings	406,261,032	436,841,332
Treasury Stock	0	(63,179,358)
	2,241,025,216	2,206,023,660
	2,648,646,877	2,617,334,285

* includes listed marketable securities amounting to P1,149,551,553 and P1,175,179,307 as of September 2002 and December 2001, respectively.

THE PHILODRILL CORPORATION

Statements of Income

(Unaudited)

	Jan to Sept 2002	Jan to Sept 2001	July to Sept 2002	July to Sept 2001
REVENUES				
Equity in earnings (losses) of affiliates	25,770,182	27,082,068	12,181,451	9,073,603
Petroleum operations	19,700,572	27,868,671	5,470,761	4,768,731
Interest, dividends and other income	11,141,454	5,911,921	3,645,441	1,526,576
	56,612,208	60,862,660	21,297,653	15,368,910
COSTS AND EXPENSES				
General and administrative	12,611,745	13,316,275	4,305,815	4,113,613
Costs and operating	19,738,178	20,327,572	7,211,430	6,927,182
Interest, foreign exchange and other charges	26,904,139	24,490,886	6,646,136	7,406,297
	59,254,062	58,134,733	18,163,381	18,447,092
INCOME (LOSS) BEFORE INCOME TAX	(2,641,854)	2,727,927	3,134,272	(3,078,182)
PROVISION FOR INCOME TAX	550,028	244,524	145,128	32,535
NET INCOME (LOSS)	(3,191,882)	2,483,403	2,989,144	(3,110,717)

Earnings (loss) per share was computed as follows:

	Jan to Sept 2002	Jan to Sept 2001	July to Sept 2002	July to Sept 2001
Net income (loss)	(3,191,882)	2,483,403	2,989,144	(3,110,717)
Weighted average number of shares	1,534,950,443	1,534,950,442	1,534,950,442	1,534,950,442
Earnings per share	(0.0020795)	0.0016179	0.0019474	(0.0020266)

THE PHILODRILL CORPORATION
Statement of Changes in Stockholders' Equity
(Unaudited)

	Jan-Sep 2002	Jan-Sep 2001
CAPITAL STOCK		
Authoized - 1.55 billion shares		
Issued		
Balance at the beginning of year	1,279,962,408	1,155,209,370
Issuances for the period	202,106,538	59,879
Balance at the end of third quarter	1,482,068,946	1,155,269,249
Subscribed		
Balance at the beginning of year	254,988,034	379,741,072
Issuances for the period	(202,106,538)	(59,879)
Balance at the end of third quarter	52,881,496	379,681,193
Treasury Stock		
Balance at the beginning of year	(63,179,358)	0
Sale of treasury stock	63,179,358	0
Balance at the end of third quarter	0	0
Subscriptions receivable		
Balance at the beginning of year	(23,086,076)	(172,583,409)
Collection of subscriptions receivabl	20,653,154	26,555,612
Balance at the end of third quarter	(2,432,922)	(146,027,797)
Share in Affiliate's Revaluation Increment		
Balance at the beginning of year	485,818,990	486,629,833
Adjustment for the period	0	0
Balance at the end of third quarter	485,818,990	486,629,833
Unrealized Losses on Decline in Market Value of Long-term Investments		
Balance at the beginning of year	(165,321,670)	(158,702,120)
Adjustments during the period	(18,250,656)	(13,472,237)
Balance at the end of third quarter	(183,572,326)	(172,174,357)
Retained Earnings		
Balance at the beginning of year	436,841,332	493,464,093
Net income (loss) for the period	(3,191,882)	2,483,403
Loss on sale of treasury stock	(27,388,418)	0
Balance at the end of third quarter	406,261,032	495,947,496
Total Stockholders' Equity	2,241,025,216	2,199,325,617

THE PHILODRILL CORPORATION
Statements of Cash Flows
(Unaudited)

	Jan 1 to September 30	
	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	(3,191,882)	2,483,403
Adjustments to reconcile net income to net cash provided by (used in) operating activities :		
Cash dividends received	25,112,976	3,874,222
Depletion, depreciation and amortization	2,543,109	2,524,630
Gain on sale of marketable securities, investments and others	0	0
Equity in earnings (losses) of affiliates - net	(25,770,182)	(27,082,068)
Changes in operating assets and liabilities :		
Decrease (increase) in :		
Receivables - trade	(11,492,697)	5,726,541
Crude oil inventory	847,064	2,583,071
Materials and supplies	0	0
Other current assets	(23,746)	4,931
Increase (decrease) in accounts payable and accrued expenses	10,140,384	35,526,852
Net cash provided by (used in) operating activities	(1,834,974)	25,641,582
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds from sale of marketable securites, investments and others	0	0
Addition to :		
Short-term investments	0	0
Marketable securities, investments and advances	(7,248)	(101,161)
Deferred oil exploration and development costs	(12,128,711)	(15,930,275)
Property and equipment - net	(11,430,781)	(4,675,500)
Decrease (increase) in		
Receivables - others	(17,057,069)	(5,190,980)
Other assets	480,917	517,437
Net cash provided by (used in) investing activities	(40,142,892)	(25,380,479)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from Capital stock transactions	20,653,154	26,555,612
Treasury stock transactions - net	35,790,941	
Increase (decrease) in		
Loans	(13,968,700)	(28,368,141)
Cash dividends payable	139,352	0
Long-term debt		
Net cash provided by (used in) financing activities	42,614,747	(1,812,529)
NET INCREASE (DECREASE) IN CASH	636,881	(1,551,426)
CASH - BEGINNING	307,447	3,355,096
CASH - END	944,328	1,803,670

THE PHILODRILL CORPORATION
SCHEDULE C - LONG TERM INVESTMENTS IN SECURITIES
(NONCURRENT MARKETABLE EQUITY SECURITIES,
OTHER LONG-TERM INVESTMENTS IN STOCK
INVESTMENTS IN BONDS AND OTHER DEBT SECURITIES)
FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 2002

Name of Issuing Entity And Description of Investment	BEGINNING BALANCE		ADDITIONS		DEDUCTIONS		ENDING BALANCE		Dividends Received/ Accrued from Investments Not Accounted for by the Equity Method
	Number of Shares or Principal Amount of Bonds and Notes	Amount in Pesos	Equity in Earnings (Losses) of Investees for the Period	Others	Distribution of Earnings by Investees	Others	Number of Shares or Principal Amount of Bonds and Notes	Amount in Pesos	
At lower of aggregate cost or market value									
Marketable equity securities:									
Atlas Consolidated Mining and Development Corporation	3,123,293	101,061,306					3,123,293	101,061,306	
Anglo Philippine Holdings Cor	49,874,000	49,095,647					49,874,000	49,095,647	
EDSA Properties Holdings Inc.	22,547,946	37,491,082					22,552,946	37,491,082	
Vulcan Industrial and Mining Corp.	12,455,496	16,061,971					12,455,496	16,061,971	
United Paragon Mining Corp.	7,573,570	12,803,152					7,573,570	12,803,152	
Philippine Gold	325,000	10,877,340					325,000	10,877,340	
San Jose Oil Company	152,073	170,758					152,073	170,758	
South China Petroleum Explo.,	2,223,658	2,775,235					2,223,658	2,775,235	
Fil-Estate Land, Inc.	5,186,800	10,423,888					5,186,800	10,423,888	
Asian Oil and Gas (Phils.), Inc.		357,149						357,149	
Lepanto Consolidated Mining C	79,423	15,852					79,423	15,852	
Union Cement Corporation	50,000	450,000					50,000	450,000	
		241,583,380	0	0				241,583,380	
Less allowance for decline in market value		183,350,430				(221,897)		183,572,327	
		58,232,950	0	0		(221,897)		58,011,053	
At equity:									
EDSA Properties Holdings Inc.	242,138,900	1,085,667,736	6,229,886				242,138,900	1,091,897,622	
Penta Capital Investment Corp	1,600,000	176,980,425	5,951,565				1,600,000	182,931,990	
Penta Capital Holdings, Inc.	300,000	47,181,344					300,000	47,181,344	
		1,309,829,505	12,181,451	0	0	0		1,322,010,956	0
CJH Golf Club, Inc.	17	20,305,556						20,305,556	
		1,388,368,011	12,181,451	0	0	(221,897)		1,400,327,565	0

THE PHILODRILL CORPORATION
SCHEDULE E - PROPERTY AND EQUIPMENT
FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 2002

Classification	Beginning Balance	Additions at Cost	Retirements	Other Changes-Additions (Deductions)	Ending Balance
Wells, platforms and other facilities	573,590,027	9,076,532			582,666,559
Office condominium units and improvements	14,009,421				14,009,421
Office furniture, fixtures and equipment	9,999,713	0			9,999,713
Transportation equipment	6,852,131		0		6,852,131
	604,451,292	9,076,532	0	0	613,527,824

THE PHILODRILL CORPORATION
SCHEDULE F - ACCUMULATED DEPLETION, DEPRECIATION AND AMORTIZATION
FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 2002

Description	Beginning Balance	Additions Charged to Costs and Expenses	Retirements	Other Changes-Additions (Deductions)	Ending Balance
Wells, platforms and other facilities	284,796,955	320,626			285,117,581
Office condominium units and improvements	10,146,173	175,118			10,321,291
Office furniture, fixtures and equipment	8,844,869	135,293			8,980,162
Transportation equipment	4,30[illegible],131	212,875			4,522,006
	308,097,128	843,913	0	0	308,941,041

THE PHILODRILL CORPORATION
SCHEDULE G - INTANGIBLE ASSETS AND OTHER ASSETS
FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 2002

Description	Beginning Balance	Additions At Cost	Charged to Costs and Expenses	Charged to Other Accounts	Other Changes Additions (Deductions)	Ending Balance
Deferred oil exploration and development costs	791,718,153	3,884,307	-	-	0	795,602,460

THE PHILODRILL CORPORATION
SCHEDULE H-1 - NOTES PAYABLE
FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 2002

Name of Creditor	Beginning Balance	Additions	Payments	Other Changes Additions (Deductions)	Ending Balance
United Coconut Planters Bank	67,093,753				67,093,753
Metropolitan Bank & Trust Co.	59,989,667				59,989,667
Development Bank of the Phils.	66,734,142		(1,750,000)		64,984,142
Rizal Commercial Banking Corp.	26,892,594			989,164	27,881,758
Penta Capital Investment Corp.	55,450,000				55,450,000
Bank of the Philippine Islands	29,800,000		(600,000)		29,200,000
	305,960,156	0	(2,350,000)	989,164	304,599,320

THE PHILODRILL CORPORATION
SCHEDULE L - AGING OF ACCOUNTS RECEIVABLES
AS OF SEPTEMBER 30, 2002

1) AGING OF ACCOUNTS RECEIVABLE

Type of Accounts Receivable	Total	1 month	2-3 mos.	4-6 mos.	7 mos. to 1 year	1-2 years	3-5 years	5 years - above	past due accounts & items in Litigation
a) Trade Receivables									
1) Account with contract operator	22,113,610	643,413	0	2,658,593	1,588,270	0	17,223,334	0	
sub-total	22,113,610	643,413	0	2,658,593	1,588,270	0	17,223,334	0	0
less: Allowance for doubtful accounts	0								
net Trade Receivables	22,113,610	643,413	0	2,658,593	1,588,270	0	17,223,334	0	0
b) Non-Trade receivables									
1) Account with partners	10,521,060	268,562	0	181,813	2,066,892	2,597,349	5,406,445	0	0
2) Other advances/receivables	19,702,203	0	0	8,270,928	1,208,940	344,006	1,289,504	8,588,824	0
3) Account with officers and employees	621,527	29,524	0	0	0	0	592,002	0	0
sub-total	30,844,790	298,086	0	8,452,741	3,275,832	2,941,355	7,287,951	8,588,825	0
less: Allowance for doubtful accounts	0								
net Non-Trade Receivables	30,844,790	298,086	0	8,452,741	3,275,832	2,941,355	7,287,951	8,588,825	0
Net Receivables	52,958,399	941,499	0	11,111,333	4,864,102	2,941,355	24,511,285	8,588,825	0

2) ACCOUNTS RECEIVABLE DESCRIPTION

Type of Accounts Receivable	Nature / Description	Collection Period
a) Trade Receivables		
1) Account with contract operator/partners	Share in crude oil revenue net of share in production costs Advances to oil exploration projects	30 days
b) Non-Trade receivables		
1) Due from affiliates	Notes receivables	
2) Accrued interest	Interest receivable	
3) Others	Other advances to officers and employees	

3) Normal Operating Cycle:

The Philodrill Corporation
Schedule M - **Summary of Significant Accounting Policies**

Basis of Financial Statements
The accompanying financial statements include the Company's share in the assets, liabilities, income and expenses of the joint operations covered by the SCs and GSECs discussed in Note 2.

Basis of Accounting
The accompanying financial statements are prepared in conformity with accounting principles generally accepted in the Philippines under historical cost convention, except that the crude oil inventory is stated at market.

Adoption of New Statements of Financial Accounting Standards (SFASs)
The Company adopted the following SFASs which became effective on January 1, 2001:

- SFAS No. 1 (revised 2000), Presentation of Financial Statements;
- SFAS No. 13 (revised 2000), Net income or Loss for the Period, Fundamental Errors and Changes in Accounting Policies; and
- SFAS No. 22 (revised 2000), Cash Flow Statements.

Following new presentation rules under SFAS No. 1 (revised 2000), SFAS No. 13 (revised 2000), and SFAS No. 22 (revised 2000), prior year financial statements were restated to conform with the format prescribed by the new standards. Changes made pertain principally to the presentation of the statements of income and cash flows, inclusion of a statement of changes in stockholders' equity and additional disclosures as required by the new standards.

The effect of adopting the new standards on the financial statements is not material.

Cash
Cash includes cash on hand and cash with banks.

Inventory Valuation
Crude oil inventory is valued at market.

Revenue Recognition
Revenue from petroleum operations is recognized as income at the time of production.

Marketable Securities
Marketable securities are carried at the lower of aggregate cost or market value determined at balance sheet date. The cost of marketable securities sold, if any, is based on the average cost of all the shares of each security held at the time of sale.

Unrealized losses resulting from the excess of aggregate cost over market value for current marketable securities are charged to operations; on the other hand, unrealized losses on noncurrent marketable securities are charged to unrealized losses on the decline in market value of investments shown as a separate item in the stockholders' equity section of the balance sheets. Any recoveries in market values, as long as these do not exceed costs, are recognized as

unrealized gains and are credited to income for the period for current marketable securities and to unrealized losses on the decline in market value of investments for noncurrent marketable securities.

Property and Equipment

Property and equipment are carried at cost less accumulated depletion, depreciation and amortization. Wells, platforms and other facilities are depleted using the unit-of-production method based on estimates of proved reserves. The depletion base includes the estimated future development cost of the undeveloped area. Other property and equipment are depreciated using the straight-line method over the estimated useful lives of the assets ranging from 3 to 5 years.

The costs of minor repairs and maintenance are charged to expense as incurred; significant renewals and betterment are capitalized. When assets are retired or otherwise disposed of, the cost and the related accumulated depletion, depreciation and amortization are removed from the accounts and any resulting gain or loss is credited or charged to operations.

Investments in Shares of Stock

Investments in shares of stock of affiliates which are more than 20% owned, or where the Company has the ability to significantly influence their operating and financial affairs, are carried at cost, increased or decreased by the Company's equity in net earnings or losses of affiliates and share in affiliate's revaluation increment since dates of acquisition. The difference between the Company's cost of such investments and its proportionate share in the underlying net assets of the affiliates at dates of acquisition is amortized using the straight-line method over a 20-year period and is included as part of the "Equity in net earnings or losses of affiliates" account. Unrealized intercompany profits that are significant are eliminated to the extent of the Company's proportionate share thereof. A provision for losses is recognized for any substantial and presumably permanent decline in the carrying value of the investments.

The Company's share in affiliate's revaluation increment, which is presented in the stockholders' equity section of the affiliate's balance sheets, is also shown in the stockholders' equity section of the Company's balance sheets.

Other investments in shares of stock are carried at cost, adjusted for any impairment in value when the market value fall below cost and the decline is judged to be permanent.

Deferred Oil Exploration and Development Costs

The Company follows the full cost method of accounting for exploration and development costs determined on the basis of each SC/GSEC area. Under this method, all exploration and development costs relating to each SC/GSEC are tentatively deferred pending determination of whether the contract area contains oil and gas reserves in commercial quantities. The exploration and development costs relating to the SC/GSEC area where oil and gas in commercial quantities are discovered are subsequently capitalized as "Wells, platforms and other facilities" shown under "Property and equipment" in the balance sheets upon commercial production. When the SC/GSEC is permanently abandoned or the Company has withdrawn from the consortium, the related deferred oil exploration and development costs are written-off. SCs and GSECs are considered permanently abandoned if the SCs and GSECs have expired

and/or there are no definite plans for further exploration and/or development.

Interest costs relating to the acquisition, exploration and development of participating interest in the petroleum concessions are capitalized until the commencement of commercial production.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to: (a) the differences between the financial reporting bases of assets and liabilities and their related tax bases; (b) net operating loss carryover (NOLCO); and (c) minimum corporate income tax (MCIT). Deferred tax assets and liabilities are measured using the tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled and NOLCO and MCIT are expected to be applied. A valuation allowance is provided for the portion of deferred tax assets which is not expected to be realized in the future.

Foreign Currency Transactions

Exchange gains or losses arising from foreign currency denominated transactions are credited or charged to current operations, except for those gains or losses relating to the acquisition of working interest in the petroleum concessions which are credited or charged to "Wells, platforms and other facilities" and "Deferred oil exploration and development costs" accounts, as appropriate.

Earnings (Loss) Per Share

Earnings (loss) per share is determined by dividing net income (loss) by the weighted average number of shares issued and subscribed during the year after giving retroactive effect to any dividends declared and net of treasury shares.

New Accounting Pronouncement

In March 2000, the Accounting Standards Council (ASC) issued Exposure Draft (ED) No. 37, *The Effects of Changes In Foreign Exchange Rates (revised)*, which will eliminate the deferral of foreign exchange differentials and will allow the capitalization of foreign exchange losses only under modified conditions effective January 1, 2002.

After considering comments on ED No. 37, the ASC decided on a two-step approach to address the change in accounting for the effects of changes in foreign exchange rates, as follows: (1) eliminate deferral option effective for financial statements covering periods beginning on or after January 1, 2003 by amending SFAS No. 8, Accounting for the Effects of Changes in Foreign Exchange Rates; and (2) adopt IAS No. 21 (revised 1993) (basis of ED No. 37) effective for financial statements covering periods beginning on or after January 1, 2005. The Company will comply with the provisions of foreign exchange losses on a prospective basis as allowed by ED No. 37.

THE PHILODRILL CORPORATION
INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES
SEC FORM 17-Q

* These schedules, which are required by Part IV (e) of RSA 48, have been omitted because they are either not required, not applicable or the information required to be presented is included in the Company's financial statements.



SEC Number 38683
File Number ___________

THE PHILODRILL CORPORATION

(Company's Full Name)

8th Floor, Quad Alpha Centrum Bldg.
125 Pioneer Street, Mandaluyong City

(Company's Address)

(632) 631-81-51

(Telephone Number)

March 31, 2003

(Quarter Ending)
(month & day)

SEC Form 17Q

Form Type

Amendment Designation (if applicable)

Period Ended Date

(Secondary License Type and File Number)

5/29/03
Vincent

SECURITIES AND EXCHANGE COMMISSION
SEC FORM 17-Q

QUARTERLY REPORT PURSUANT TO SECTION 17 OF THE SECURITIES REGULATION CODE AND SECTION 141 OF THE CORPORATION CODE OF THE PHILIPINES.

1. For the quarterly period ended March 31, 2003

2. SEC Identification Number 38683

3. BIR Tax Identification No. 041-000-315-612

4. Exact name of registrant as specified in its charter :
THE PHILODRILL CORPORATION



5. Philippines
Province, Country or other jurisdiction of incorporation or organization

6. ________ (SEC Use Only)
Industry Classification Code

7. Quad Alpha Centrum, 125 Pioneer St., Mandaluyong City 1550
Address of principal office / Postal Code

8. (632) 631-8151/52
Registrant's telephone number, including area code

9. Not Applicable

10. Securities registered pursuant to Sections 8 and 12 of the SRC, or Sec. 4 and 8 of the RSA

Title of Each Class	Number of shares of Common Stock Outstanding
Class A	918,574,129
Class B	616,376,313
	1,534,950,442

	Amount of Debt Outstanding
Total Liabilities	P427,097,466

11. Are any or all of these securities listed on the Philippine Stock Exchange.

Yes [x] No [ ]

12. Check whether the registrant:

a) has filed all reports required to be filed by Section 11 of the SRC and SRC Rule 17 thereunder or Section 11 of the RSA and RSA Rule 11(a)-1 thereunder, and Sections 26 and 141 of the Corporation Code of the Philippines during the preceding 12 months (or for such shorter period that the registrant was required to file such reports);

Yes [x] No [ ]

(b) has been subject to such filing requirements for the past 90 days.

Yes [x] No [ ]

TABLE OF CONTENTS

PART 1 - FINANCIAL INFORMATION

Item 1. Financial Statements

1. The unaudited Financial Statements of the Company for the 1st quarter ended 31 March 2003 are included in this report. The schedules listed in the accompanying Index to Supplementary Schedules are filed as part of this SEC Form 17-Q.

2. Interim Statements of Operations for the current interim period (01 January to 31 March 2003), with comparative Statement of Operations for the comparable period (01 January to 31 March 2002) are attached to this report.

3. A statement showing changes in equity cumulatively for the current financial year to date (01 January to 31 March 2003), with a comparative statement for the comparable year-to-date period of the immediately preceding financial year (01 January to 31 March 2002) are attached to this report.

4. The basic and diluted earnings/loss per share are presented on the face of the attached Statement of Operations (01 January to 31 March 2003), as well as the basis of computation thereof.

5. The Company's interim financial report for the 1st quarter 2003 is in compliance with Generally Accepted Accounting Principles ("GAAP"). Included in this report is a summary of the Company's significant accounting policies.

6. The Company follows the same accounting policies and methods of computation in its interim financial statements (01 January to 31 March 2003) as compared with the most recent annual financial statements (2002), and no policies or methods have been changed.

7. There were NO seasonal or cyclical aspects that had a material effect on the financial condition or results of interim operations of the Company.

8. There were NO unusual items during the interim period (01 January to 31 March 2003), the nature, amount, size or incidents of which have affected the assets, liabilities, equity, net income or cash flows of the Company.

9. There were NO changes in the estimates of amounts reported in prior financial years (2001 and 2002) which had a material effect in the current interim period (01 January to 31 March 2003).

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Financial Performance

Revenues for the first quarter ended March 31, 2003 totalled P18.5 million compared with P16.9 million for the same period last year. For the first quarter of 2003, the company's net income amounted to P0.9 million as compared with net loss of P3.7 million for the same period last year.

Operating costs, interest and administrative expenses had an aggregate total of P17.6 million for the first quarter ended March 31, 2003 and P20.6 million for the same period last year.

Total assets increased from P2.61 billion as of December 31, 2002 to P2.63 billion as of March 31, 2003.

As of March 31, 2003, the valuation reserve pertaining to the Company's listed stock investments amounted to P208.9 million, an increase of P1.9 million from P207.0 million at the beginning of the year.

Total liabilities increased from P404.5 million as of December 31, 2002 to P427.1 million as of March 31, 2003.

Petroleum Projects

1.0 SERVICE CONTRACT NO. 6A (OCTON)

A TCM was held last January 28, 2003 to update the partners on the ongoing work program. The reprocessing and special processing of the 3D seismic and 2D seismic data as initially recommended by Robertson Research, is still ongoing. Three major structural complexes have been mapped namely: the Barselisa Complex, East Barselisa Prospect and the Malajon Complex. Direct hydrocarbon indicators (DHI) in the Malajon Complex have been observed. Play analogues to these prospects compared to proven fields in Borneo and SE Asia were made as a confidence building exercise.

A TCM/OCM was again held last February 21, 2003 to discuss in detail the progress of technical work as well as the way forward for the farm-in. A total of five (5) prospects have now been identified, namely Malajon-Shallow, Malajon Deep, West Malajon, East Barselisa and Barselisa. Out of the five, the highest ranked prospect in terms of SIZE, DHI, POCS is the West Malajon prospect (this includes the old Salvacion prospect). G&G work to map the block in detail and mature all the prospects for drilling is ongoing.

A partners' meeting was also held last February 28, 2003 wherein the 2001 G&A Expenses, 2002 G&G and G&A Expenses and the 2003 Budget were presented.

In another TCM held last March 28, 2003, Rock Oil International updated the partners on the work in progress and 2 studies made by Loren & Associates were submitted. The first report consisted of a log/seismic calibration of five (5) wells in the farm-out block. The overall objective was to generate continuous and accurate petrophysical attributes e.g. compressional, acoustic, shear acoustic and density logs for the five (5) wells. This is a fundamental prerequisite to an accurate well/seismic tie process.The second report by Loren & Associates, investigated the impact of different fluids (oil, water and gas) and different depths of burials have on seismic signatures. These two (2) studies are important in lithologic modeling and serves as the link between geophysical (seismic), petrophysical and geological data.

The seismic data interpretation was reported to be 90% complete as of this time. Eight (8) prospects have now been generated in the block, the top ranked prospect is still the West Malajon feature with a P50 probability and a mean recoverable oil reserves of 60 MMBBLS.

Overall, the G&G work is progressing on schedule and the results are very encouraging. Parallel to this, Rock Oil has met with various companies for their requirement for a drilling rig including UNOCAL, Halliburton, SEDCO and CNOOC.

The next TCM is scheduled for 26 April 2003 and the next OCM/TCM is schedule for May 28 and 29, 2003.

2.0 SERVICE CONTRACT NO. 6B (BONITA)

No operations in the Bonita Block.

3.0 SERVICE CONTRACT NO. 6 (CADLAO)

Operations at the Cadlao Field remain suspended. A meeting to study the possibility of reviving the Cadlao field was called by the Operator, Alcorn (Production) Philippines, Inc., last 12 February 2003.

The Cadlao Field last produced 950 BOPD plus 5100 BWPD in November 1991. Based on Amoco's original work, the oil in place reserves is 38-42 MMBBLS with a recoverable reserve of 9.5 MMBBLS. When the well was shut-in (1991) it had already produced close to 11 MMBBLS.
A proposal for a study using the 3D seismic data over the Cadlao Field was solicited by the Operator with the objective of identifying possible stranded reserves. Discussions are ongoing to see how to best approach this matter.

In the meantime, Nido Petroleum proposed to do the 3D mapping work to earn equity into Cadlao. The proposals have been circulated to the partners for review and comments.

Philodrill is a non-paying party holding a 0.802702% revenue share from the gross proceeds of the Cadlao Production Block.

4.0 SERVICE CONTRACT NO. 14 (NIDO, MATINLOC, GALOC/ WEST LINAPACAN)

2003 Crude Oil Production Summary (in Barrels)

	Nido	Matinloc	Total
January	13,602	9,778	23,380
February	0	8,772	8,772
March	12,402	8,460	20,862
Total	26,004	27,010	53,014

*provisional , based on Daily Production Report

Operations Review

A MCM/TCM was held last January 30, 2003 where the operations and financial review for the period July to December 2002 were presented as well as the forecast and budget presentation for the period January to June 2003.

The highlights of the operations review follows:

The UNOCAL Galoc Study which includes the reprocessing of the 3D data and regional studies is going well.

Overall, the following conclusions on field operations were made:

- There was no decline in production for Matinloc-3 in the year 2002. The decline reported during the previous years had stopped.
- Matinloc-1 continues to decline at around 40%/year
- The decline rate seen in all Nido wells have stopped and production appears to be stabilizing

Nevertheless, it was reported that the work in the Nido and Matinloc wells are purely stopgap measures and we should now face the reality that these fields are near the end of its productive lives.

Matinloc 2 Workover

The workover of the well was completed. All the fishes have been removed but the well would not flow on its own. The consulting petroleum engineer suggested that the well be acidized and swabbed. The anticipated cost of this project is US$134,460. Chuan Hup declined to fund the project and instead, the repair of the Pandan-Matinloc pipeline is being contemplated. If successful, this would bring 2000 bbls every two (2) months to the system.

The Consortium decided to shelve the Matinloc #2 workover/stimulation which would have included acidizing and swabbing of the well.

Tara 1

A report was also received that the riser of the TARA well was banging against the LIBRO platform due to excessive vibration. By way of background, the original TARA well was drilled directionally from April 3, 1981 to May 23, 1981 but missed the target. Another well, the South Tara #1 well was later spudded on September 1987 and completed November 23, 1987. The well produced a total of 339,659 bbls from November 1988 to March 1991. When production stopped due to excessive water cut, the well was merely suspended hence the riser was still kept. The intention was to go back to the well at a latter date.

A meeting to evaluate the Tara situation was called last February 14, 2003 by Operator, Trans-Asia Oil & Energy Development Corporation. The consortium decided to send down an inspection team to determine the extent of the damage of the Tara Riser on the Libro platform. The cost of this exercise is around US$12,000, to be funded from the accumulated funds reserved for future abandonment of the Tara well. The inspection work is currently ongoing.

5.0 SERVICE CONTRACT NO. 41 (SULU SEA)

An OCM/TCM was held last March 3, 2003. The Operator, Unocal, presented the status of the minimum work program for the Contract Year 2002-2003 which ends on 10 May 2003.

The results of the Ocean Bottom Study & Depth Conversion Study , both done in house by Unocal were not very positive as only one sea floor anomaly, which could be interpreted as a DHI, was identified in the 3D area. This mounded feature on the sea-floor could be a reef or a mud volcano, both of which could be indicative of hydrocarbons escaping to the surface.

The third component of the minimum work program was the SAR-Slick Survey done by a third party contractor from U.K., Infoterra. The results were not too conclusive as only moderate slick anomalies were identified in the northeast part of the contract area.

With regard to the farm-out efforts, a number of companies are still reviewing the SC 41 farm-out. These include Amerada Hess, BHP, OXY, Paladin, Total and Premiere.

In a subsequent meeting with the DOE, the consortium was granted until August 2003 to run a 2D seismic program in lieu of the CY 5 well commitment. The deadline for committing to the CY 6 well commitment was moved to February 2004.

6.0 GSEC NO. 75 (CENTRAL LUZON)

The previous Consortium members, including Philodrill, continue to have an option to buy back into the Block pending the submission of the Victoria –3 final well completion report.

7.0 GSEC NO. 98 (ONSHORE MINDORO)

In January 2003, Philodrill as Operator of the Block submitted a progress report to the DOE regarding the IEC with a request for another 6 months to complete this work in progress. This request of a six months extension to complete the IEC has been deferred by the DOE. Instead, the DOE asked the Operator to submit a PNP-AFP report on the security situation in the GSEC area and also news clippings or articles supporting our claims of intensified NPA activities. We submitted to the DOE various reports and news clips regarding the security situation in the GSEC Area. Meanwhile, we continue to communicate with PNOC-EDC who have signified their interest in reviewing data over the Block. We are, currently negotiating a Confidentiality Agreement with them.

8.0 SWAN BLOCK, NW PALAWAN

We received a letter from Unocal reiterating their desire to farm-in to the SWAN Block as soon as we acquire the GSEC. Last January 21, 2003 we began negotiations with the DOE together with partners South China and Basic.

The following terms were agreed upon during that meeting:

Signature Bonus -	$50,000 in kind
Term-	18 months + 6 months extension upon justification +12 months if a minimum 500km seismic option is shot
Work Obligation -	US$150T (minimum) Interpret/Evaluate 8000 kms. seismic Reprocess 2000 kms. seismic
Training Bonus -	US$10,000/year cumulative

A partners' meeting was held last February 7 the following issues were discussed:

Block Unitization
Accounts Receivable
GSEC Negotiations

It was agreed by the partners to move forward with the unitization of the Block. With regard to the UNOCAL farm-in, Unocal will pay for 100% of the costs to explore and develop the SWAN Block for 85% equity. They have agreed to pay for all commitment costs under the GSEC.The draft of the GSEC is with the DOE for review.

PART 11 - OTHER INFORMATION

There were NO items for disclosure that were not made under SEC Form 17-C during the current interim period (01 January to 31 March 2003).

SIGNATURES

Pursuant to the requirements of Securities Regulation Code, the registrant has caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

The Philodrill Corporation
Registrant
(through its duly authorized representatives)

Date: 5/20/03
Augusto B. Sunico
Principal Financial Officer

Date: 5/20/03
Reynaldo E. Nazarea
Comptroller/Principal
Accounting Officer

THE PHILODRILL CORPORATION

Balance Sheets

	(Unaudited) March 2003	(Audited) December 31 2002
ASSETS		
Current Assets		
Cash	2,283,378	1,140,340
Short term investments	0	0
Accounts receivables-Trade & others	54,556,668	38,150,969
Notes Receivables	88,021,865	94,636,316
Crude oil inventory	0	0
Other current assets	1,156,588	1,102,472
Total Current Assets	146,018,499	135,030,097
Property and Equipment	306,014,979	305,759,035
Investments*	1,372,625,274	1,367,954,063
Deferred Oil Exploration and Development Costs	805,828,712	800,073,889
Other Assets	872,710	1,033,016
	2,631,360,174	2,609,850,100
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Loans payable	249,726,845	244,303,547
Current portion of long-term debt	3,332,759	3,332,759
Accounts payable and accrued expenses	110,704,359	93,543,921
Dividends payable	5,013,853	5,013,853
Subscriptions payable	1,662,742	1,662,742
Total Current Liabilities	370,440,558	347,856,822
Noncurrent Liability		
Long-term debt - net of current portion	56,656,907	56,656,907
Stockholders' Equity		
Capital stock - P1.00 par value		
Authorized - 1.55 billion shares		
Issued and Subscribed	1,534,950,443	1,534,950,442
Subscriptions receivable	(2,112,899)	(2,112,899)
Share in affiliate's revaluation increment on land and land improvements	484,844,431	484,844,431
Unrealized losses on the decline in market value of investments	(208,947,435)	(206,977,158)
Retained earnings	395,528,170	394,631,555
Treasury Stock	0	0
	2,204,262,710	2,205,336,371
	2,631,360,175	2,609,850,100

* includes listed marketable securities amounting to P1,142,615,285 and P1,139,386,784 as of March 2003 and December 2002, respectively.

THE PHILODRILL CORPORATION

Statements of Income

(Unaudited)

	Jan to March 2003	Jan to March 2002
REVENUES		
Equity in earnings of affiliates	6,641,489	8,288,644
Petroleum operations	8,584,733	5,332,855
Gain on sale of marketable securities, investments and others	0	0
Interest, dividends and other income	3,244,092	3,285,031
	18,470,314	16,906,530
COSTS AND EXPENSES		
General and administrative	3,298,632	4,129,275
Costs and operating	7,191,716	5,873,935
Interest, foreign exchange and other charges	6,930,915	10,481,885
	17,421,263	20,485,095
INCOME (LOSS) BEFORE INCOME TAX	1,049,051	(3,578,565)
PROVISION FOR INCOME TAX	152,436	107,024
NET INCOME (LOSS)	896,615	(3,685,589)

Earnings (loss) per share was computed as follows:

	Jan to March 2003	Jan to March 2002
Net income (loss)	896,615	(3,685,589)
Weighted average number of shares	1,536,250,443	1,415,683,646
Earnings (Loss) Per Share	0.0005836	(0.0026034)

THE PHILODRILL CORPORATION

Statement of Changes in Stockholders' Equity
(Unaudited)

	March 2003	March 2002
CAPITAL STOCK - P1 par value		
Authorized - 1.55 billion shares		
Issued		
Balance at the beginning of year	1,482,068,946	1,279,962,408
Issuance during the first quarter	0	202,000,700
Balance at end of first quarter	1,482,068,946	1,481,963,108
Subscribed		
Balance at the beginning of year	52,881,496	254,988,034
Issuance during the first quarter	0	(202,000,700)
Balance at end of first quarter	52,881,496	52,987,334
Treasury Stock		
Balance at the beginning of year	0	(63,179,358)
Sale of treasury stock		1,067,929
Balance at end of first quarter	0	(62,111,429)
Subscriptions Receivable		
Balance at the beginning of year	(2,112,899)	(23,086,076)
Collection of subscriptions receivable		22,299,278
Balance at end of first quarter	(2,112,899)	(786,798)
Share in Affiliate's Revaluation Increment		
Balance at the beginning of year	484,844,431	485,818,990
Adjustment during the first quarter	0	0
Balance at end of first quarter	484,844,431	485,818,990
Unrealized Losses on Decline in Market Value of Long-term Investments		
Balance at the beginning of year	(206,977,158)	(165,321,670)
Adjustment during the first quarter	(1,970,277)	(1,736,410)
Balance at end of first quarter	(208,947,435)	(167,058,080)
Retained Earnings		
Balance at the beginning of year	394,631,555	436,841,332
Net income (loss) for the first quarter	896,616	(3,685,589)
Loss on sale of treasury stock		(294,523)
Balance at end of first quarter	395,528,171	432,861,220
Total Stockholders' Equity	2,204,262,710	2,223,674,345

THE PHILODRILL CORPORATION
Statements of Cash Flows
(Unaudited)

	Jan 1 to March 31	
	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	896,615	(3,685,589)
Adjustments to reconcile net income to net cash provided by (used in) operating activities :		
Cash dividends received	0	8,157,223
Depletion, depreciation and amortization	1,048,317	565,363
Gain on sale of marketable securities, investments and others	0	0
Equity in earnings (losses) of affiliates - ne	(6,641,489)	(8,288,644)
Changes in operating assets and liabilities :		
Decrease (increase) in :		
Receivables - trade	(1,378,029)	(642,220)
Crude oil inventory	0	847,064
Materials and supplies	0	0
Other current assets	(54,118)	(133,132)
Increase (decrease) in accounts payable and accrued expenses	11,425,166	2,275,272
Net cash provided by (used in) operating activities	5,296,462	(904,664)
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds from sale of marketable securites, investments and others	0	0
Addition to :		
Short-term investments	0	0
Marketable securities, investments and advance	0	(7,248)
Deferred oil exploration and development costs	(5,754,823)	(3,996,205)
Property and equipment - net	(1,304,261)	(1,342,956)
Decrease (increase) in		
Receivables - others	(2,677,946)	(10,695,630)
Other assets	160,305	160,306
Net cash provided by (used in) investing activities	(9,576,724)	(15,881,733)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from Capital stock transactions	4	22,299,277
Proceeds from Sale of Treasury Stock	0	773,407
Increase (decrease) in		
Loans	5,423,298	(4,075,781)
Cash dividends payable	0	0
Long-term debt		
Net cash provided by (used in) financing activities	5,423,302	18,996,903
NET INCREASE (DECREASE) IN CASH	1,143,039	2,210,507
CASH - BEGINNING	1,140,340	307,447
CASH - END	2,283,379	2,517,954

THE PHILODRILL CORPORATION
SCHEDULE C - LONG TERM INVESTMENTS IN SECURITIES
(NONCURRENT MARKETABLE EQUITY SECURITIES,
OTHER LONG-TERM INVESTMENTS IN STOCK
INVESTMENTS IN BONDS AND OTHER DEBT SECURITIES)
FOR THE FIRST QUARTER ENDED MARCH 31, 2003

Name of Issuing Entity And Description of Investment	BEGINNING BALANCE		ADDITIONS		DEDUCTIONS		ENDING BALANCE		Dividends Received/ Accrued from Investments Not Accounted for by the Equity Method
	Number of Shares or Principal Amount of Bonds and Notes	Amount in Pesos	Equity in Earnings (Losses) of Investees for the Period	Others	Distribution of Earnings by Investees	Others	Number of Shares or Principal Amount of Bonds and Notes	Amount in Pesos	
At lower of aggregate cost or market value									
Marketable equity securities:									
Atlas Consolidated Mining and Development Corporation	3,123,293	101,061,306					3,123,293	101,061,306	
Anglo Philippine Holdings Corp	49,874,000	49,095,645					49,874,000	49,095,645	
Edsa Properties Holdings, Inc.	35,351,569	37,491,082					35,356,569	37,491,082	
Vulcan Industrial and Mining Corp.	12,455,496	16,061,971					12,455,496	16,061,971	
United Paragon Mining Corp.	7,573,570	12,803,152					7,573,570	12,803,152	
Philippine Gold	325,000	10,877,340					325,000	10,877,340	
San Jose Oil Company	152,073	170,769					152,073	170,769	
South China Petroleum Explo.,	2,223,658	2,775,235					2,223,658	2,775,235	
Fil-Estate Land, Inc.	5,186,800	10,423,888					5,186,800	10,423,888	
Asian Oil and Gas (Phils.), Inc.		357,144						357,144	
Lepanto Consolidated Mining Co	79,423	15,852					79,423	15,852	
Hi Cement Corporation	50,000	450,000					50,000	450,000	
		241,583,384	0	0				241,583,384	
Less allowance for decline in market value		196,871,612				1,970,275		198,841,887	
		44,711,772	0	0	0	1,970,275		42,741,497	0
At equity:									
Edsa Properties Holdings, Inc.	380,158,072	1,084,832,127	5,198,795				380,158,072	1,090,030,922	
Penta Capital Investment Corp.	1,600,000	183,883,442	1,442,694				1,600,000	185,326,136	
Penta Capital Holdings, Inc.	300,000	44,326,713					300,000	44,326,713	
		1,313,042,282	6,641,489	0	0	0		1,319,683,771	0
CJH Golf Club, Inc.	17	20,305,555					17	20,305,555	
Less allowance for decline in market value		10,105,548						10,105,548	
		10,200,007						10,200,007	
		1,367,954,061	6,641,489	0	0	1,970,275	0	1,372,625,275	0

12

THE PHILODRILL CORPORATION
SCHEDULE E - PROPERTY AND EQUIPMENT
FOR THE FIRST QUARTER ENDED MARCH 31, 2003

Classification	Beginning Balance	Additions at Cost	Retirements	Other Changes- Additions (Deductions)	Ending Balance
Wells, platforms and other facilities	585,654,506	1,304,262			586,958,768
Office condominium units and improvements	14,009,421				14,009,421
Office furniture, fixtures and equipment	10,005,708				10,005,708
Transportation equipment	6,852,131				6,852,131
	616,521,766	1,304,262	0	0	617,826,028

THE PHILODRILL CORPORATION
SCHEDULE F - ACCUMULATED DEPLETION, DEPRECIATION AND AMORTIZATION
FOR THE FIRST QUARTER ENDED MARCH 31, 2003

Description	Beginning Balance	Additions Charged to Costs and Expenses	Retirements	Other Changes-Additions (Deductions)	Ending Balance
Wells, platforms and other facilities	286,419,350	525,528	-	-	286,944,878
Office condominium units and improvements	10,496,409	175,118	-	-	10,671,527
Office furniture, fixtures and equipment	9,112,092	134,797	-	-	9,246,889
Transportation equipment	4,734,881	212,875	-	-	4,947,756
	310,762,732	1,048,317	0	0	311,811,049

THE PHILODRILL CORPORATION
SCHEDULE G - INTANGIBLE ASSETS AND OTHER ASSETS
FOR THE FIRST QUARTER ENDED MARCH 31, 2003

Description	Beginning Balance	Additions At Cost	Charged to Costs and Expenses	Charged to Other Accounts	Other Changes Additions (Deductions)	Ending Balance
Deferred oil exploration and development costs	800,073,889	-	-	-	5,754,823	805,828,712

THE PHILODRILL CORPORATION
SCHEDULE H - LONG TERM DEBT
FOR THE FIRST QUARTER ENDED MARCH 31, 2003

Title of Issue and type of obligation	Amount authorized by indenture	Amount shown under caption "Current portion of long-term debt" in related balance sheet	Amount shown under caption "Long-Term Debt" in related balance sheet
Five year term loan with Metropolitan Bank and Trust Co.	59,989,667	3,332,759	56,656,907 *
	59,989,667	3,332,759	56,656,907

*Term - Five (5) years from drawdown date (December 26, 2002), inclusive of a 6-month grace on principal repayments
Principal Repayment - payable in eightten (18) equal installments of P3.3 million commnecing at the end of the 9th month from drawdown date
Interest - Prevailing lending rate; interest in arrears; subject to repricing and payable monthly

THE PHILODRILL CORPORATION

SCHEDULE H1 - LOANS PAYABLE

FOR THE FIRST QUARTER ENDED MARCH 31, 2003

Name of Creditor	Beginning Balance	Additions	Payments	Other Changes Additions (Deductions)	Ending Balance
United Coconut Planters Bank	67,093,756				67,093,756
Development Bank of the Phils.	64,799,147				64,799,147
Rizal Commercial Banking Corp.	28,360,644			117,061	28,477,705
Penta Capital Investment Corp.	55,450,000	5,306,237			60,756,237
Bank of the Philippine Islands	28,600,000				28,600,000
	244,303,547	5,306,237	0	117,061	249,726,845

THE PHILODRILL CORPORATION
SCHEDULE L - AGING OF ACCOUNTS RECEIVABLES
AS OF MARCH 31, 2003

1) AGING OF ACCOUNTS RECEIVABLE

Type of Accounts Receivable	Total	1 month	2-3 months	4-6 months	7 months to 1 year	1-2 years	3-5 years	5 years - above	past due accounts & items in litigation
a) Trade Receivables									
1) Account with contract operator	24,215,524	1,376,323		725,591	2,031,405		11,166,444	8,915,760	0
sub-total									
less: Allowance for doubtful accounts	0	0	0	0	0	0	0	0	0
net Trade Receivables	24,215,524	1,376,323	0	725,591	2,031,405	0	11,166,444	8,915,760	0
b) Non-trade receivables									
1) Account with partners	12,265,248	228,322	488,327	1,027,525		2,626,636	6,866,088	1,028,351	0
2) Other Advances/ Receivables	17,560,534	2,083,338			4,045,922	1,685,546	4,051,197	5,694,531	0
3) Accounts with officers and employees	515,362						93,335	422,028	0
sub-total	30,341,144	2,311,660	488,327	1,027,525	4,045,922	4,312,182	11,010,620	7,144,910	0
less: Allowance for doubtful accounts	0	0	0	0	0	0	0	0	0
net Non-Trade Receivables	30,341,144	2,311,660	488,327	1,027,525	4,045,922	4,312,182	11,010,620	7,144,910	0
Net Receivables	54,556,668	3,687,983	488,327	1,753,116	6,077,327	4,312,182	22,177,064	16,060,670	0

2) ACCOUNTS RECEIVABLE DESCRIPTION

Type of Accounts Receivable	Nature/Description	Collection Period
a) Trade Receivables		
1) Account with contract operator	Share in crude oil revenue net of share in production cost	30 days
b) Non-Trade Receivables		
1) Account with partners	Advances to oil exploration projects	
2) Other Advances/ Receivables	Various advances and receivables	
3) Accounts with officers and Employees	Advances to officers and employees	

3) Normal Operating Cycle: Twelve (12) months

3. **Summary of Significant Accounting Policies**

Basis of Accounting
The accompanying financial statements are prepared in conformity with accounting principles generally accepted in the Philippines and under historical cost convention, except that the crude oil inventory is stated at market and investments accounted for under the equity method include the Company's share in the revaluation increment of an associate.

Basis of Financial Statements
The accompanying financial statements include the Company's share in the assets, liabilities, income and expenses of the joint operations covered by the SCs and GSECs discussed in Note 2.

Adoption of New Accounting Standards
The Company adopted the following Statements of Financial Accounting Standards (SFAS)/International Accounting Standards (IAS) which became effective on January 1, 2002:

- SFAS No. 16/IAS No. 16, *Property, Plant and Equipment*;
- SFAS No. 24/IAS No. 24, *Related Party Disclosures*;
- SFAS No. 28/IAS No. 28, *Accounting for Investments in Associates*;
- SFAS No. 31/IAS No. 31, *Financial Reporting of Interests in Joint Ventures*; and
- SFAS No. 36/IAS No. 36, *Impairment of Assets*.

Adoption of these standards in 2002 did not result in restatements of prior year financial statements. Additional disclosures required by the new standards, however, were included in prior year financial statements, where applicable.

Revenue Recognition
Revenue from petroleum operations is recognized as income at the time of production.

Interest income from bank deposits and notes receivable is recognized on a time proportion basis on the principal outstanding and at the rates applicable.

Cash
Cash includes cash on hand and in banks.

Crude Oil Inventory
Crude oil inventory is valued at market.

Property and Equipment
Property and equipment are stated at cost less accumulated depletion, depreciation and amortization and any impairment in value.



The initial cost of other property and equipment comprises its purchase price, including import duties, taxes and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditures incurred after the fixed assets have been put into operation, such as repairs and maintenance, are normally charged to income in the period the costs are incurred. In situations where it can be clearly demonstrated that the expenditures have resulted in an increase in the future economic benefits expected to be obtained from the use of an item of other property and equipment beyond its originally assessed standard of performance, the expenditures are capitalized as an additional cost of other property and equipment.

Depletion of wells, platforms and other facilities are provided on a field basis under the unit-of-production method based upon estimates of proved reserves. The depletion base includes the estimated future development cost of the undeveloped reserves. Depreciation of other property and equipment is computed using the straight-line method over the estimated useful lives of the assets as follows:

Category	Number of Years
Office condominium units and improvements	20
Office furniture, fixtures and equipment	5
Transportation equipment	5

In the case of leasehold improvements, amortization is computed on a straight-line method over the useful life or the term of the lease, whichever is shorter.

The useful lives and depletion, depreciation and amortization methods are reviewed periodically to ensure that the methods and periods of depletion, depreciation and amortization are consistent with the expected pattern of economic benefits from items of property and equipment.

Marketable Securities

Investment in marketable securities are carried at the lower of aggregate cost or market value determined at balance sheet date. The cost of marketable securities sold, if any, is based on the average cost of all the shares of each security held at the time of sale.

Unrealized losses resulting from the excess of aggregate cost over market value for current marketable securities are charged to operations; on the other hand, unrealized losses on noncurrent marketable securities are charged to unrealized losses on the decline in market value of investments shown as a separate item in the stockholders' equity section of the balance sheets. Any recoveries in market values, as long as these do not exceed costs, are recognized as unrealized gains and are credited to income for the period for current marketable securities and to unrealized losses on the decline in market value of investments for noncurrent marketable securities.

Investments

Investments in associates are accounted for under the equity method of accounting. These are the entities in which the Company has significant influence and which are not subsidiaries. The investments in associates are carried in the balance sheets at cost plus post-acquisition changes in the Company's share of net assets of the associates, less any impairment in value. The statements of income reflect the Company's share of the associates' operating results and any impairment in value. The difference between the Company's cost of such investments and its proportionate share in the underlying net assets of the associates at dates of acquisition is amortized using the straight-line method over a 20-year period and is included as part of the "Equity in net earnings or losses of associates" account. Unrealized intercompany profits that are significant are eliminated to the extent of the Company's proportionate share thereof. A provision for losses is recognized for any substantial and presumably permanent decline in the carrying value of the investments. The Company's share in an associate's revaluation increment on land and land improvements, which is presented in the stockholders' equity section of the associate's balance sheets, is also shown in the stockholders' equity section of the Company's balance sheets.

Interest in Jointly Controlled Assets

Interest in jointly controlled assets is accounted for by recognizing in the financial statements the Company's share in the jointly controlled assets, included principally in the "Wells, platform and other facilities" and "Deferred oil exploration and development costs" accounts in the balance sheets, and any liabilities incurred jointly with the other venturers as well as the related income and expenses of the joint venture. The Company also recognizes the expenses which it has incurred in respect of its interest in the joint venture and the related liabilities.

Other Investments

Other investments in shares of stock are carried at cost, adjusted for any substantial and presumably permanent decline in value.

Deferred Oil Exploration and Development Costs

The Company follows the full cost method of accounting for exploration and development costs determined on the basis of each SC/GSEC area. Under this method, all exploration and development costs relating to each SC/GSEC are tentatively deferred pending determination of whether the contract area contains oil and gas reserves in commercial quantities. The exploration and development costs relating to the SC/GSEC area where oil and gas in commercial quantities are discovered are subsequently capitalized as "Wells, platforms and other facilities" shown under "Property and equipment" in the balance sheets upon commercial production. When the SC/GSEC is permanently abandoned or the Company has withdrawn from the consortium, the related deferred oil exploration and development costs are written-off. SCs and GSECs are considered permanently abandoned if the SC's and GSEC's have expired and/or there are no definite plans for further exploration and/or development.

Interest costs relating to the acquisition, exploration and development of participating interest in the petroleum concessions are capitalized until the commencement of commercial production.



Impairment of Assets

Starting January 1, 2002, other property and equipment and other assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If any such indication exists and where the carrying values exceed the estimated recoverable amount, the assets or cash-generating units are written down to their estimated recoverable amount. The estimated recoverable amount is the greater of net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the estimated recoverable amount is determined for the cash-generating unit to which the asset belongs. Impairment losses are recognized in the statements of income.

Reversal of impairment losses recognized in prior years is recorded when there is an indication that the impairment losses recognized for the asset no longer exist or have decreased. The reversal is recorded in income for the period. However, the increased carrying amount of an asset due to a reversal of an impairment loss is recognized to the extent it does not exceed the carrying amount that would have been determined (net of depreciation or amortization) had no impairment loss been recognized for that asset in prior years.

Borrowing Costs

Borrowing costs generally are expensed as incurred. Borrowing costs are capitalized if they are directly attributable to the acquisition or construction of a qualifying asset. Capitalization of borrowing costs commences when the activities to prepare the asset are in progress and expenditures and borrowing costs are being incurred. Borrowing costs are capitalized until the assets are substantially ready for their intended use. If the carrying amount of the asset exceeds its estimated recoverable amount, an impairment loss is recorded.

Income Taxes

Deferred income tax is provided using the liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to (a) the differences between the financial reporting bases of assets and liabilities and their related tax bases; (b) net operating loss carryover (NOLCO); and (c) the carry forward benefit of the excess of minimum corporate income tax (MCIT) over the corporate income tax. Deferred tax assets and liabilities are measured using the tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled and NOLCO and MCIT are expected to be applied. A valuation allowance is provided for the portion of deferred tax assets which is not expected to be realized in the future.

Foreign Currency Transactions

Transactions in foreign currencies are recorded using the exchange rate at the date of transaction. Monetary assets and liabilities denominated in foreign currencies are restated using the rate of exchange at the balance sheet date. Exchange gains or losses are credited or charged to current operations, except for those gains or losses relating to the acquisition of working interest in the petroleum concessions which are credited or charged to "Wells, platforms and other facilities" and "Deferred oil exploration and development costs" accounts, as appropriate.

Earnings (Loss) Per Share

Earnings (loss) per share is determined by dividing net income (loss) by the weighted average number of shares issued and subscribed during the year, net of treasury shares, after giving retroactive effect to any stock dividends declared.

THE PHILODRILL CORPORATION
INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES
SEC FORM 17-Q

* These schedules, which are required by Part IV (e) of RSA 48, have been omitted because they are either not required, not applicable or the information required to be presented is included in the Company's financial statements.

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(C) THEREUNDER

1. **13 November 2002**
   Date of Report (Date of earliest event reported)

2. SEC Identification No.:**38683**   3. BIR Tax Identification No. **041-000-315-612**

4. **THE PHILODRILL CORPORATION**
   Exact name of registrant as specified in its charter

5. **METRO MANILA, PHILIPPINES**
   Province, country or other jurisdiction of incorporation

6. _______ (SEC Use Only)
   Industry Classification Code

7. **QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY** **1550**
   Address of principal office — Postal Code

8. **(632) 631-1801 to 05; 631-8151 to 52**
   Registrant's telephone number, including area code

9. **N.A.**
   Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class	Number of Shares Outstanding (@P1.00 Par Value) and Amount of Debt Outstanding
Class "A"	918,569,839
Class "B"	616,374,177
Total	1,534,944,016
Loans Payable	₱304,599,320

11. Indicate the item numbers reported herein: **ITEM 9**

ITEM 9. OTHER EVENTS

Please be advised that THE PHILODRILL CORPORATION (the "Company"), Alcorn (Production) Philippines, Inc., Alcorn Gold Resources Corp., Oriental Petroleum & Minerals Corp., Linapacan Oil, Gas & Power Corp., Altisima Energy, Inc., Basic Consolidated, Inc., Petroenergy Resources Corp., Phoenix Energy Corp. and Nido Petroleum have signed a Galoc Study Agreement and Farm In Option with Unocal Sulu, Ltd., a wholly-owned subsidiary of Unocal Corporation.

Under the agreement, Unocal will carry out a phased study of the Galoc oil and gas discovery in Service Contract No. 14 with the intent to develop Galoc should the investigations show it to be economically feasible. Execution of the study will give Unocal the option to farm-in to the Service Contract.

The agreement, which was signed on 12 November 2002, will be submitted for consideration at the next regular meeting of the Company's Board of Directors on 20 November 2002.

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PHILODRILL CORPORATION
By:

ADRIAN S. ARIAS
Corporate Secretary


FILE NO. 82-2579
Received by:
2003 JAN 23 AM 11 32

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(C) THEREUNDER

1. **22 January 2003**
   Date of Report (Date of earliest event reported)

2. SEC Identification No.:**38683** 3. BIR Tax Identification No. **041-000-315-612**

4. **THE PHILODRILL CORPORATION**
   Exact name of registrant as specified in its charter

5. **METRO MANILA, PHILIPPINES**
   Province, country or other jurisdiction of incorporation

6. ______ (SEC Use Only)
   Industry Classification Code

7. **QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY** **1550**
   Address of principal office — Postal Code

8. **(632) 631-1801 to 05; 631-8151 to 52**
   Registrant's telephone number, including area code

9. **N.A.**
   Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class	Number of Shares Outstanding (@P1.00 Par Value) and Amount of Debt Outstanding
Class "A"	918,569,839
Class "B"	616,374,177
Total	1,534,944,016
Loans Payable	₱304,293,213

11. Indicate the item numbers reported herein: **ITEM 9**

ITEM 9. OTHER EVENTS

Please be advised that the Board of Directors of **THE PHILODRILL CORPORATION** (the "Company") has scheduled the holding of the ***Annual Stockholders' Meeting ("ASM") of the Company on 28 May 2003, Wednesday,*** with the time and venue thereof to be announced subsequently by the Company. By resolution of the Company's Board of Directors, the Record Date, for purposes of determining the stockholders of record entitled to notice of and to vote at said Meeting, is ***28 February 2003***.

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PHILODRILL CORPORATION
By:

ADRIAN S. ARIAS
Corporate Secretary

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(C) THEREUNDER

1. **06 March 2003**
   Date of Report (Date of earliest event reported)

2. SEC Identification No.:**38683** 3. BIR Tax Identification No. **041-000-315-612**

4. **THE PHILODRILL CORPORATION**
   Exact name of registrant as specified in its charter

5. **METRO MANILA, PHILIPPINES**
   Province, country or other jurisdiction of incorporation

6. _______ (SEC Use Only)
   Industry Classification Code

7. **QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY** **1550**
   Address of principal office — Postal Code

8. **(632) 631-1801 to 05; 631-8151 to 52**
   Registrant's telephone number, including area code

9. **N.A.**
   Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class	Number of Shares Outstanding (@P1.00 Par Value) and Amount of Debt Outstanding
Class "A"	918,569,839
Class "B"	616,374,177
Total	1,534,944,016
Loans Payable	₱304,584,801

11. Indicate the item numbers reported herein: **ITEM 9**

ITEM 9. OTHER EVENTS

Further to our SEC Form 17-C dated 22 January 2003, please be advised that THE PHILODRILL CORPORATION (the "Company") will hold its ***Annual Stockholders' Meeting ("ASM") on 28 May 2003, Wednesday, 3:00 p.m., at the LA COLINA ROOM, VALLE VERDE COUNTRY CLUB,*** Capt. H. Javier Street, Bo. Oranbo, Pasig City.

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PHILODRILL CORPORATION
By:

ADRIAN S. ARIAS
Corporate Secretary



SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(C) THEREUNDER

1. **12 March 2003**
   Date of Report (Date of earliest event reported)

2. SEC Identification No.: **38683** 3. BIR Tax Identification No. **041-000-315-612**

4. **THE PHILODRILL CORPORATION**
   Exact name of registrant as specified in its charter

5. **METRO MANILA, PHILIPPINES**
   Province, country or other jurisdiction of incorporation

6. _______ (SEC Use Only)
   Industry Classification Code

7. **QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY** **1550**
   Address of principal office / Postal Code

8. **(632) 631-1801 to 05; 631-8151 to 52**
   Registrant's telephone number, including area code

9. **N.A.**
   Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class	Number of Shares Outstanding (@P1.00 Par Value) and Amount of Debt Outstanding
Class "A"	918,569,839
Class "B"	616,374,177
Total	1,534,944,016
Loans Payable	₱304,584,801

11. Indicate the item numbers reported herein: **ITEM 4**

ITEM 4 APPOINTMENT OF OFFICERS

At the Regular Meeting of the Board of Directors of THE PHILODRILL CORPORATION (the "Company") held on 26 February 2003. As of 12 March 2003, all the officers name below have accepted their respective appointments.

Nomination Committee, Corporate Governance

Members : Alfredo C. Ramos, Chairman & President
Henry A. Brimo, Vice Chairman
Teodoro L. Locsin, Jr. Director
Reynaldo Nazarea, VP-Finance & Admin.

Compensation & Remuneration Committee, Corporate Governance

Members : Maximo G. Licauco III, Director
Gerard H. Brimo, Director
Nicasio I. Alcantara, Director

Audit Committee, Corporate Governance

Members : Augusto B. Sunico, Director, Personnel
Gerard H. Brimo, Director
Honorio A. Poblador III, Director

Compliance/Reporting Officer, Anti-Money Laundering/Corporate Governance : Augusto B. Sunico
Internal Auditor : Julie L. Ochoa

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PHILODRILL CORPORATION
By:

ADRIAN S. ARIAS
Corporate Secretary

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(C) THEREUNDER

1. **05 May 2003**
   Date of Report (Date of earliest event reported)

2. SEC Identification No.:**38683** 3. BIR Tax Identification No. **041-000-315-612**

4. **THE PHILODRILL CORPORATION**
   Exact name of registrant as specified in its charter

5. **METRO MANILA, PHILIPPINES**
   Province, country or other jurisdiction of incorporation

6. _______ (SEC Use Only)
   Industry Classification Code

7. **QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY 1550**
   Address of principal office Postal Code

8. **(632) 631-1801 to 05; 631-8151 to 52**
   Registrant's telephone number, including area code

9. **N.A.**
   Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class	Number of Shares Outstanding (@P1.00 Par Value) and Amount of Debt Outstanding
Class "A"	918,569,839
Class "B"	616,374,177
Total	1,534,944,016
Loans Payable	₱309,528,931

11. Indicate the item numbers reported herein: **ITEM 4**

ITEM 9. OTHER EVENTS

Please be advised that at the Special Meeting of the Board of Directors of THE PHILODRILL CORPORATION (the "Company") held today, 05 May 2003, the Board approved the re-scheduling of the Company's Annual Stockholders' Meeting ("ASM") from 28 May 2003 to **25 June 2003.** However, the Record Date, time, place and agenda for the Company's ASM, as previously disclosed, remain the same.

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PHILODRILL CORPORATION
By:

ADRIAN S. ARIAS
Corporate Secretary





SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(C) THEREUNDER

1. **25 June 2003**
   Date of Report (Date of earliest event reported)

2. SEC Identification No.:**38683** 3. BIR Tax Identification No. **041-000-315-612**

4. **THE PHILODRILL CORPORATION**
   Exact name of registrant as specified in its charter

5. **METRO MANILA, PHILIPPINES**
   Province, country or other jurisdiction of incorporation

6. _______ (SEC Use Only)
   Industry Classification Code

7. **QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY** **1550**
   Address of principal office — Postal Code

8. **(632) 631-1801 to 05; 631-8151 to 52**
   Registrant's telephone number, including area code

9. **N.A.**
   Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class	Number of Shares Outstanding (@P1.00 Par Value) and Amount of Debt Outstanding
Class "A"	918,569,839
Class "B"	616,374,177
Total	1,534,944,016
Loans Payable	₱311,545,171

11. Indicate the item numbers reported herein: **ITEM 4**



ITEM 4. ELECTION OF DIRECTORS AND OFFICERS

At the Annual Meeting of the Stockholders' of THE PHILODRILL CORPORATION (the "Company") held on 25 June 2003, 3:00 p.m. at the La Colina Room, Valle Verde Country Club, Capt. H. Javier Street, Bo. Oranbo, Pasig City, upon nominations duly made and seconded, the following persons were unanimously elected directors of the Company to serve as such for one (1) year and until their successors shall have been elected at the next annual meeting of the stockholders in 2004:

ALFREDO C. RAMOS
PRESENTACION S. RAMOS
AUGUSTO B. SUNICO
MAXIMO G. LICAUCO III
TEODORO L. LOCSIN, JR.*
HENRY A. BRIMO
GERARD H. BRIMO
NICASIO I. ALCANTARA
HONORIO A. POBLADOR III*

**Messrs. Poblador and Locsin are the Company's Independent Directors*

At the Organizational Meeting of the Board of Directors of the Company held on 25 June 2003 immediately after the Annual Meeting of Stockholders, upon nominations duly made and seconded, the following persons were elected to the positions indicated opposite their respective names below:

ALFREDO C. RAMOS	Chairman of the Board and President
HENRY A. BRIMO	Vice Chairman
AUGUSTO B. SUNICO	Executive Vice President and Treasurer
FRANCISCO A. NAVARRO	Vice President, Exploration
REYNALDO E. NAZAREA	Vice President, Finance and Administration
ALESSANDRO O. SALES	Assistant Vice President, Exploration
ADRIAN S. ARIAS	Corporate Secretary

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PHILODRILL CORPORATION
By:

ADRIAN S. ARIAS
Corporate Secretary

SECURITIES AND EXCHANGE COMMISSION



SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(C) THEREUNDER

1. **02 July 2003**
   Date of Report (Date of earliest event reported)

2. SEC Identification No.: **38683** 3. BIR Tax Identification No. **041-000-315-612**

4. **THE PHILODRILL CORPORATION**
   Exact name of registrant as specified in its charter

5. **METRO MANILA, PHILIPPINES**
   Province, country or other jurisdiction of incorporation

6. _______ (SEC Use Only)
   Industry Classification Code

7. **QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY** **1550**
   Address of principal office — Postal Code

8. **(632) 631-1801 to 05; 631-8151 to 52**
   Registrant's telephone number, including area code

9. **N.A.**
   Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class	Number of Shares Outstanding (@P1.00 Par Value) and Amount of Debt Outstanding
Class "A"	918,569,839
Class "B"	616,374,177
Total	1,534,944,016
Loans Payable	₱311,545,171

11. Indicate the item numbers reported herein: **ITEM 9**

ITEM 9. OTHER EVENTS

Please be advised that at the Operating Committee Meeting ("OCM") of the Service Contract ("SC") No. 6A consortium held today at 4:00 p.m., the consortium finalized the redistribution of the equity formerly held by Oriental Petroleum & Minerals Corp. ("OPMC"), in accordance with the Joint Operating Agreement of the SC 6A consortium. The changes in the respective equity participation of the consortium members are, as follows:

SC 6A, North Block

	Original Equity	New Equity
The Philodrill Corporation	37.050%	40.940%
PetroEnergy Resources Corp.	14.250	15.750
Oriental Petroleum & Minerals Corp.	9.500	0.000
Anglo Phil. Holdings Corp.	9.500	10.500
Trans-Asia Oil & Energy Dev't Corp.	6.650	7.350
Vulcan Industrial & Mining Corp.	6.175	6.820
Rock Oil Int'l. Inc.	5.000	5.520
Basic Consolidated, Inc.	4.750	5.250
Philex Mining Corp.	4.750	5.250
Alcorn Gold Resources Corp.	1.425	1.570
Phoenix Energy Corp.	0.950	1.050
	100.000%	100.000%

SC 6A, Octon Block

	Original Equity	New Equity
The Philodrill Corporation	39.00%	43.330%
PetroEnergy Resources Corp.	15.00	16.670
Oriental Petroleum & Minerals Corp.	10.00	0.000
Anglo Phil. Holdings Corp.	10.00	11.110
Trans-Asia Oil & Energy Dev't Corp.	7.00	7.780
Vulcan Industrial & Mining Corp.	6.50	7.220
Basic Consolidated, Inc.	5.00	5.560
Philex Mining Corp.	5.00	5.560
Alcorn Gold Resources Corp.	1.50	1.670
Phoenix Energy Corp.	1.00	1.100
	100.00%	100.000%



SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PHILODRILL CORPORATION
By:

ADRIAN S. ARIAS
Corporate Secretary

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 20

PROXY STATEMENT PURSUANT TO SECTION 20 OF THE SECURITIES REGULATION CODE

1. Filed by the Registrant X

2. Filed by a Party other than the Registrant ______

3. Check the appropriate box:

   ______ Preliminary Proxy Statement

   X Definitive Proxy Statement

   ______ Additional Materials

4. Name of Registrant as specified in its charter **THE PHILODRILL CORPORATION**

5. Province, country or other jurisdiction of incorporation or organization **Philippines**

6. SEC Identification Number **38683**

7. BIR Tax Identification Code **041-000-315-612**

8. Address of principal office **8th – 9th Floors, Quad Alpha Centrum, 125 Pioneer Street, Mandaluyong City 1550**

9. Registrant's telephone number, including area code **(632) 631-8151 to 52; 631-1801 to 05**

10. Name of Persons other than the Registrant Filing Proxy Statement **N/A**

    Address ______

    Phone Number ______

11. Securities registered pursuant to Section 8 and 12 of the Code (information on number of shares and amount of debt is applicable only to corporate registrants):

Title of Each Class	Number of Shares of Common Stock Outstanding or Amount of Debt Outstanding
Class "A"	918,569,839
Class "B"	616,374,177
Loans Payable	₱309,716,511.00

12. Are any or all of registrant's securities listed on the Philippine Stock Exchange?

Yes ___X___ No ________

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this report is true, complete and correct. This report is signed in the City of Mandaluyong on May 20, 2003.

THE PHILODRILL CORPORATION
By:

ADRIAN S. ARIAS
Corporate Secretary

THE PHILODRILL CORPORATION

8th-9th Floors, Quad Alpha Centrum
125 Pioneer, Mandaluyong City, Philippines
Tel (632) 631-8151; 631-1801 to 06; Fax (632) 631-8080

NOTICE OF THE ANNUAL MEETING OF STOCKHOLDERS

TO OUR STOCKHOLDERS:

Please be advised that the Annual Meeting of Stockholders of THE PHILODRILL CORPORATION will be held on **25 June 2003, WEDNESDAY, 3:00 P.M. at LA COLINA ROOM, VALLE VERDE COUNTRY CLUB**, Capt. H. Javier Street, Bo. Oranbo, Pasig City, Philippines. The Agenda for the Meeting shall be as follows:

1. Call to Order and Proof of Notice of the Meeting.
2. Proof of the Presence of a Quorum
3. Approval of Minutes of 2002 Annual Stockholders' Meeting
4. Report of the Board of Directors
5. Approval of the Company's Annual Report
6. Approval of the Acts and Resolutions of the Board of Directors and Management
7. Approval of the Company's Continued Engagement in Oil/Gas/Mineral Exploration, Development and Allied Activities and Secondary Purposes
8. Appointment of Independent Auditor
9. Election of Directors
10. Other Matters

The Board of Directors has fixed the close of business on **28 February 2003** as the **Record Date** for the determination of stockholders entitled to notice of, and to vote at, the said Annual Meeting. The stock and transfer books of the Company will not be closed.

Stockholders who cannot attend the said Annual Meeting in person are requested to accomplish the enclosed proxy form and promptly return it to the undersigned no later than 5:00 p.m. of 20 June, 2003. Validation of proxies is scheduled on 23 June, 2003, 10:00 a.m., at the principal office of the Company.

Minutes of the last Annual Meeting of the Stockholders held on 26 June 2002 are now available for examination during office hours at the Office of the Corporate Secretary.

6 March 2003.

ADRIAN S. ARIAS
Corporate Secretary

PROXY

SOLICITED IN BEHALF OF THE PHILODRILL CORPORATION

The undersigned stockholder hereby names, constitutes and appoints the Chairman & President, **MR. ALFREDO C. RAMOS**, and/or the Executive Vice President & Treasurer, **MR. AUGUSTO B. SUNICO**, and/or the Corporate Secretary, **ATTY. ADRIAN S. ARIAS**, as attorneys to vote as proxy for the undersigned, each with the power of substitution, at the Annual Meeting of Stockholders of THE PHILODRILL CORPORATION to be held on **25 June 2003** at the LA COLINA ROOM, VALLE VERDE COUNTRY CLUB, Capt. H. Javier Street, Bo. Oranbo, Pasig City, Philippines, and at any and all postponements and/or adjournments thereof, and full authority is hereby given to them to vote as follows:

Election of Directors:

☐ **FOR ALL THE FOLLOWING**

Alfredo C. Ramos
Henry A. Brimo
Presentacion S. Ramos
Gerard H. Brimo
Nicasio I. Alcantara
*Teodoro L. Locsin, Jr.
*Honorio A. Poblador III
Augusto B. Sunico
Maximo G. Licauco III

***Independent Director*

☐ **WITHHOLD AUTHORITY FOR THE FOLLOWING:**

(To withhold authority to vote for any individual nominee, write down the name(s) of the nominee(s) on the space provided below)

Corporate Matters

	FOR	AGAINST	ABSTAIN
Approval of the Minutes of the 2002 Annual Stockholders' Meeting			
Approval of the Company's 2002 Annual Report and Audited Financial Statements			
Ratification/Confirmation of the Acts and Resolutions of the Board of Directors & Management (26 June 2002 – 25 June 2003, inclusive)			
Approval of the Company's continued engagement in oil, gas and mineral exploration, development and allied activities, and in any and all its secondary purposes under its Articles of Incorporation			
Appointment of SGV & Co. as independent auditors			

If no choice is made in any or all of the above matters, the proxies are hereby authorized to vote at their discretion, cumulatively or otherwise, all the shares of the undersigned, in which case the undersigned acknowledges that the proxies intend to vote "FOR ALL" the above-nominated directors, and "FOR" the approval of all the Corporate Matters. The undersigned further grants authorization to the proxies to vote and act on all matters presented at the Meeting which the Company does not know a reasonable time before this solicitation is made, and on all other matters incidental to the conduct of the Meeting and in any and all postponements and/or adjournments thereof.

Name: ______________________________ Signature: ______________________________

Date: ______________________________ Class/No. of shares: ______________________

THE PHILODRILL CORPORATION

8th-9th Floors, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City, Philippines
Tel (632) 631-8151; 631-1801 to 05; Fax (632) 631-8080

PROXY STATEMENT

GENERAL INFORMATION

Date, Time and Place of Meeting of Security Holders

The 2003 Annual Meeting of Stockholders (the "Meeting") of The Philodrill Corporation (the "Company") will be held on 25 June 2003, 3:00 p.m., at the La Colina Room, Valle Verde Country Club, Capt. H. Javier Street, Bgy. Oranbo, Pasig City 1604, Philippines.

Complete Mailing Address of Registrant

The complete mailing address of the principal office of the Company is 8th-9th Floors, Quad Alpha Centrum, 125 Pioneer Street, Mandaluyong City 1550, Philippines.

Date of Transmittal of Proxy Statement and Proxy Form to Security Holders

This Proxy Statement and the accompanying Proxy Form will first be sent or given to security holders at least one (1) month prior to the date of the Meeting, in accordance with the Company's Amended By-Laws, or on or before 25 May 2003.

Revocability of Proxy

A stockholder giving a proxy has the power to revoke it at any time before the right granted under and by virtue of such proxy is exercised, either: (a) by submitting a sworn statement revoking such proxy on or before 21 June 2003; or, (b) by appearing at the Meeting in person and expressing his intention to vote in person.

Dissenters' Right of Appraisal

A stockholder has the right to dissent and demand payment of the fair value of his shares: (i) in case any amendment to the Company's articles of incorporation has the effect of changing or restricting the rights of any stockholder or class of shares, or of authorizing preferences over the outstanding shares, or of extending or shortening the term of corporate existence; (ii) in case of any sale, lease, mortgage or disposition of all or substantially all of the corporate property or assets; and, (iii) in case of merger or consolidation.

NO CORPORATE ACTION is being proposed or submitted in the Meeting that may call for the exercise of a stockholder's right of appraisal.

If, at any time after this Proxy Statement has been sent out, an action which may give rise to the right of appraisal is proposed at the Meeting, any stockholder who voted against the proposed action and who wishes to exercise such right must make a written demand, within thirty (30) days after the date of the Meeting or when the vote was taken, for the payment of the fair market value of his shares. Upon payment, he must surrender his certificates of stock. No payment shall be made to any dissenting stockholder unless the Company has unrestricted retained earnings in its books to cover such payment.

SOLICITATION INFORMATION

Person Making the Solicitation

The enclosed proxy is solicited in behalf of the Company for use in voting at the Annual Meeting of Stockholders, to be held on the date and time and at the place stated above and in the Notice accompanying this Proxy Statement, and at any postponement or adjournment thereof, for the purposes set forth in the attached Notice.

Proxies must be properly executed in the Proxy Form that accompanies this Proxy Statement, dated and returned on or before 21 June 2003. Validation of proxies will be held at the Company's principal office on 23 June 2003 at 10:00 a.m. Validated proxies will be voted at the Meeting in accordance with the authority granted by, and/or instructions of, the stockholder expressed therein. **If no specific authority and/or instruction is made in the Proxy Form, the shares of the stockholder will be voted FOR ALL the nominee directors named in the Proxy Form and FOR THE APPROVAL of the matters stated in the Proxy Form and all other matters for which stockholders' approval may be sought in the Meeting and at any postponement or adjournment thereof.**

NO director has informed the Company in writing of his intention to oppose any action intended to be taken by the Company.

Solicitation of proxies will be made mainly through the mail. Incidental solicitation in person or through telephone reminding stockholders to attend the Meeting may be made by the directors, officers and employees of the Company, for which no contract or arrangement are or will be made and no compensation will be paid for such incidental solicitation. The Company will bear the cost of preparing, collating and delivering to stockholders this Proxy Statement, the Proxy Form and the accompanying materials.

Interest of Certain Persons in Matters to be Acted Upon

NO director or executive officer, nominee for election as director, or associate of such director, executive officer or nominee, of the Company, at any time since the beginning of the last fiscal year, has any substantial interest, direct or indirect, by security holdings or otherwise, in any of the matters to be acted upon in the Meeting, other than election to office.



CONTROL AND COMPENSATION INFORMATION

Voting Securities and Principal Holders Thereof

The Company has two (2) classes of shares - Class "A" and Class "B" shares - identical in all respects, except that Class "A" shares are issued and transferable only to Philippine Nationals, while Class "B" shares may be issued and transferred either to Philippine Nationals or to foreign nationals; *provided,* that Class "B" shares shall not be issued in excess of forty percent (40%) of the Company's outstanding capital stock. Each share of either class is entitled to one (1) vote.

The Record Date, with respect to this solicitation, is **28 February 2003**. Only stockholders of record as at the close of business on 28 February 2003 are entitled to notice of, and to vote at, the Meeting. As of the Record Date, the outstanding capital stock of the Company is 1,534,944,016 shares, consisting of 918,569,839 Class "A" shares and 616,374,177 Class "B" shares.

A stockholder entitled to vote at the Meeting shall have the right to vote in person or by proxy the number of shares registered in his name in the stock transfer books of the Company as of the Record Date, for as many persons as there are directors to be elected. Each stockholder shall have the right to cumulate said shares and give one nominee as many votes as the number of directors to be elected multiplied by the number of his shares shall equal, or he may distribute them on the same cumulative voting principle among as many nominees as he shall see fit; *provided,* that the whole number of votes cast by a stockholder shall not exceed the number of his shares multiplied by the whole number of directors to be elected.

If a stockholder made no choice in any or all of the matters submitted for his vote or approval as stated in the Proxy Form, discretionary authority to vote any and all the shares of the stockholder, cumulatively or otherwise, in favor of the proxy named and appointed by the stockholder in the Proxy Form is solicited.

There has been NO CHANGE in the control of the Company since the beginning of the last fiscal year.

Security Ownership of Certain Record and Beneficial Owners

The following persons are known to the Company to be directly or indirectly the record or beneficial owner of more than 5% of the Company's voting securities as of the Record Date:

Title of Class	Name and address of record/beneficial owner	Amount or nature of record/beneficial ownership	Percent of class
Total A & B	PCD Nominee Corporation G/F, Makati Stock Exchange Bldg. 6767 Ayala Avenue, Makati City	303,551,362 (of record)	19.77%

Total A & B	National Book Store, Inc. 4th Floor, Quad Alpha Centrum 125 Pioneer St., Mandaluyong City	259,157,603 (of record)	16.88%
Total A & B	Vulcan Industrial & Mining Corp. 5th Floor, Quad Alpha Centrum 125 Pioneer St., Mandaluyong City	205,876,535 (of record)	13.41%
Total A & B	Philex Mining Corporation Philex Bldg., Brixton cor. Fairlane Sts. Pasig City	174,403,750 (of record)	11.36%

The shares registered in the name of PCD Nominee Corporation ("PCNC") are beneficially owned by its participants. As a matter of practice, PCNC itself, as a juridical entity, does not vote the number of shares registered in its name; instead, PCNC issues a general proxy nominating, constituting and appointing each of its participants as PCNC's proxy to vote for the number of shares beneficially owned by such participant in PCNC's books as of Record Date. Based on PCNC's books, there are 141 beneficial owners of the Company's voting securities but there is no single person/entity owning at least 5% of the Company's voting securities as of Record Date.

The respective proxies of National Book Store, Inc., Vulcan Industrial & Mining Corp. and Philex Mining Corp. are appointed by their respective Board of Directors, and the Company becomes aware of the identity of such proxies only when the corresponding proxy appointments are received by the Company. Based on previous practice, Mr. Alfredo C. Ramos and/or Mr. Augusto B. Sunico have been appointed proxies for Vulcan Industrial Mining Corp. and National Book Store, Inc., while Mr. Henry A. Brimo and/or Mr. Gerard H. Brimo have been appointed proxies for Philex Mining Corp.

Security Ownership of Management

The Company's directors ("D"), Chief Executive Officer ("CEO"), and four (4) most highly compensated executive officers ("O") own the following number of voting shares as of the Record Date:

Title of Class	Name of beneficial owner	Amount or nature of Beneficial ownership	Percent Of class
Total A & B	Alfredo C. Ramos (D/CEO)	107,074	< 0.010%
Total A & B	Henry A. Brimo (D/O)	6,013,353	0.391%
Total A & B	Augusto B. Sunico (D/O)	16,511	< 0.010%
Total A & B	Gerard H. Brimo (D)	224,250	0.014%
Total A & B	Presentacion S. Ramos (D)	1,000	< 0.010%

Total A & B	Nicasio I. Alcantara (D)	3,632,000	0.236%
Total A & B	Honorio A. Poblador III (D)	299,000	0.019%
Total A & B	Maximo G. Licauco III (D)	124,461	< 0.010%
Total A & B	Teodoro L. Locsin, Jr. (D)	804	< 0.010%
Total A & B	Francisco A. Navarro (O)	NIL	NIL
Total A & B	Reynaldo E. Nazarea (O)	NIL	NIL

As of the Record Date, the aggregate number of shares owned by the Company's directors, Chief Executive Officer and four (4) most highly compensated executive officers, as a group, is 10,418,453 shares, or approximately 0.67% of the Company's outstanding capital stock.

Voting Trust Holders of 5% or More

To the extent known to the Company, there is NO PERSON holding more than 5% of any class of the Company's securities under a voting trust or similar agreement.

Changes in Control

To the extent known to the Company, there are NO arrangements which may result in a change in control of the Company. NO change in the membership of the Company's Board of Directors has occurred since the last Annual Meeting of Stockholders held last 26 June 2002.

Compensation of Directors and Executive Officers

The aggregate compensation paid to the Company's Chief Executive Officer and four (4) most highly compensated executive officers named below as a group for the two most recently completed fiscal years (2001 and 2002) and the ensuing fiscal year (2003) are:

Name	Position	2001	2002	2003(est.)
Alfredo C. Ramos	Chairman of the Board/President			
Henry A. Brimo	Vice Chairman			
Augusto B. Sunico	EVP & Treasurer			
Francisco A. Navarro	VP, Exploration			
Reynaldo E. Nazarea	VP, Finance & Admin.			
	TOTAL	₱2,822,355.00	₱2,262,442.00	₱2,488,686.00
All officers and directors as a group unnamed		₱4,159,550.00	₱3,455,964.00	₱3,801,560.00

For the years 2001 and 2002, there were no bonuses and other compensation paid to directors and executive officers, EXCEPT for the 13th month pay which is already included in the amounts above.

For the most recently completed fiscal year and the ensuing fiscal year, directors received and will receive a per diem of ₱1,600.00 per month to defray their expenses in attending board meetings. There are no other arrangements for compensation of directors, as such, during the last fiscal year and for the ensuing fiscal year.

The Company maintains standard employment contracts with Messrs. Alfredo C. Ramos, Augusto B. Sunico, Francisco A. Navarro and Reynaldo E. Nazarea, all of which provide for their respective compensation and benefits, including entitlement to health benefits, representation expenses and Company car plan. Other than what is provided under applicable labor laws, there are no compensatory plans or arrangements with executive officers entitling them to receive more than ₱2,500,000.00 as a result of their resignation, retirement or any other termination of employment, or from a change in control of the Company, or a change in the executive officers' responsibilities following a change in control of the Company. There are no warrants or options outstanding in favor of directors and officers of the Company.

DIRECTORS AND EXECUTIVE OFFICERS

Legal Proceedings

The Company is not aware of any material pending legal proceeding to which any of the Company's directors and/or executive officers is a party or which any of their property is the subject, nor any material legal proceeding contemplated by governmental authorities or any other entity to which any of the Company's directors and/or executive officers is a party or which any of their property is the subject.

Directors, Executive Officers, Promoters and Control Persons.

The names, ages, positions and periods of service of all directors, executive officers and persons nominated or chosen to become such are as follows:

Name	Age	Position	Period of service as such officer	
			From	To
Alfredo C. Ramos	59	Chairman of the Board	02 December 1992	Present
		President	24 April 1989	Present
Henry A. Brimo	90	Vice Chairman	30 October 1985	Present
Augusto B. Sunico	74	Director	18 May 1984	Present
		EVP & Treasurer	24 April 1989	Present
Gerard H. Brimo	51	Director	30 October 1985	Present
Presentacion S. Ramos	61	Director	28 May 1997	Present
Nicasio I. Alcantara	60	Director	16 December 1991	Present
Honorio A. Poblador III	57	Director	18 November 1992	Present
Maximo G. Licauco III	53	Director	29 November 1988	Present
Teodoro L. Locsin, Jr.	54	Director	29 November 1988	Present
Francisco A. Navarro	60	VP-Exploration	7 December 1987	Present
Reynaldo E. Nazarea	52	VP-Finance & Admin.	7 December 1987	Present

Directors elected in the Annual Meeting of Stockholders have a term of office of one (1) year and serve as such until their successors are elected and qualified in the next succeeding Annual Meeting of Stockholders; *provided*, that a director who was elected to fill in a vacancy arising in the Board shall only serve the unexpired portion of his predecessor.

All the Company's directors named above were elected during the 2002 Annual Meeting of Stockholders held on 26 June 2002, and have since served in such capacity.

Independent Directors

Pursuant to SRC Sec. 38 and Rule 38.1, the Company is required to have at least two (2) independent directors. The Company's incumbent independent directors are Messrs. Nicasio I. Alcantara, Honorio A. Poblador III and Teodoro L. Locsin, Jr.

In accordance with the guidelines set by the Nomination Committee and approved by the Board of Directors, the Nomination Committee received the names of candidates for nominees as independent director of the Company. Based on the policies and parameters adopted by the Nomination Committee for screening nominees for independent directorship, the final list of candidates, with the information required under under Part IV(A) and (C) of Annex "C" of SRC Rule 12, is herewith attached.

Nominated for election as independent directors of the Company for the ensuing fiscal year 2003 are Messrs. Honorio A. Poblador III and Teodoro L. Locsin, Jr.

Business Experience During the Past Five (5) Years of Executive Officers and Persons Nominated to Become Directors

Mr. Alfredo C. Ramos is the Chairman of the Board and President/Chief Executive Officer of the Company. For the past five (5) years, he has served as a director and/or executive officer, and maintained business interests, in companies involved in the printing, publication, sale and distribution of books, magazines and other printed media, transportation, financial services, infrastructure, oil and gas exploration, mining, property development, shopping center, department store, gaming and retail, among others.

Mr. Henry A. Brimo is the Company's Vice Chairman of the Board. For the past five (5) years, he has served as a director and/or executive officer, and maintained business interests, in companies involved in mining, property development, oil and gas exploration and manufacturing, among others.

Mr. Gerard H. Brimo is a Director of the Company. For the past five (5) years he has served as a director and/or executive officer, and maintained business interests, in companies involved in mining, property development, stock transfer services, non-life insurance and oil and gas exploration, among others.

Mr. Nicasio I. Alcantara is a Director of the Company. For the past five (5) years, he has served as a director and/or executive officer, and maintained business interests, in companies involved in cement, power and energy, financial services, agriculture and diversified holdings, among others.

Ms. Presentacion S. Ramos is a Director of the Company. For the past five (5) years, she has served as a director and/or executive officer, and maintained business interests, in companies involved in the printing, publication, sale and distribution of books, magazines and other printed media, department store, stock brokerage, oil and gas exploration and mining, among others.

Atty. Augusto B. Sunico is a Director and the Executive Vice President and Treasurer of the Company. For the past five (5) years, he has served as a director and/or executive officer, and maintained business interests, in a university and companies involved in oil and gas exploration, mining, shipbuilding, stock brokerage, property development, financial services and shopping center, among others.

Mr. Honorio A. Poblador III is an Independent Director of the Company. For the past five (5) years, he has served as a director and/or executive officer, and maintained business interests, in companies involved in telecommunications, property development and diversified holdings, among others.

Mr. Maximo G. Licauco III is a Director of the Company. For the past five (5) years, he has served as a director and/or executive officer of companies involved in the printing, publication, sale and distribution of books, magazines and other printed media, cards and novelty items, property development, financial services, oil and gas exploration, and mining, among others.

Mr. Teodoro L. Locsin, Jr. is an Independent Director of the Company. For the past five (5) years, he has served as a director and/or executive officer in companies involved in food and beverage, banking services and chemicals, publisher/editor of newspapers and other allied publications, producer/host of commentaries and investigative reports on television, and currently a member of the House of Representative of Congress, among others.

Mr. Francisco A. Navarro is the Company's Vice President for Exploration. For the past five (5) years, he has headed the exploration and development groups of various companies involved in oil and gas exploration and mining.

Mr. Reynaldo E. Nazarea is the Company's Vice President for Finance and Administration. For the past five (5) years, he has served as a director of companies involved in financial services and property development.

Directors with other directorship(s) held in reporting companies

Alfredo C. Ramos	*Anglo Philippine Holdings Corp.* *Atlas Consolidated Mining & Dev't. Corp.* *Edsa Properties Holdings, Inc.* *Kuok Philippine Properties, Inc.* *Penta Capital Investment Corp.*	*Penta Capital Finance Corp.* *Philippine Seven Corp.* *United Paragon Mining Corp.* *Vulcan Industrial & Mining Corp.*
Henry A. Brimo	*Philex Mining Corporation*	
Augusto B. Sunico	*Alakor Securities Corporation* *Anglo Philippine Holdings Corp.* *Edsa Properties Holdings, Inc.* *Manuel L. Quezon University*	*Penta Capital Investment Corp.* *Penta Capital Finance Corp.* *United Paragon Mining Corp.* *Vulcan Industrial & Mining Corp.*
Gerard H. Brimo	*Philex Mining Corporation* *Philtread Holdings Corporation*	*Phil. Realty & Holdings Corp.*
Presentacion S. Ramos	*Alakor Securities Corp.*	*Anglo Philippine Holdings Corp.*
Nicasio I. Alcantara	*Alcor Transport Corporation* *Alsons Aqua Technologies, Inc.* *Alsons Corporation* *Alsons Development & Investment Corporation* *Alsons Land Corporation* *Alsons Properties Corporation* *Aquasur Resources Corporation* *Banc Asia Capital Corporation* *Buayan Cattle Co., Inc.* *C. Alcantara & Sons, Inc.*	*Conal Corporation* *Finfish Hatcheries, In.* *Lima Land, Inc.* *Lima Water Corporation* *Petron Corporation* *Sarangani Agricultural Co., Inc.* *Seafront Resources Corporation* *South Star Aviation Company* *T'boli Agro-Industrial Dev't., Inc.*
Honorio A. Poblador III	*Alsons Consolidated Resources, Inc.* *Philippine Comm. Satellite Corp.*	*Phil. Overseas Telecomm. Corp.*
Maximo G. Licauco III	*Anglo Philippine Holdings Corp.* *Edsa Properties Holdings, Inc.* *Penta Capital Investment Corp.*	*Penta Capital Finance Corp.* *United Paragon Mining Corp.* *Vulcan Industrial & Mining Corp.*
Teodoro L. Locsin, Jr.	*Independent Daily News, Inc.* *GSIS Mutual Fund*	*L-R Publications, Inc.*

Significant Employees

Other than its current officers and employees, the Company has not engaged the services of any person who is expected to make significant contributions to the business of the Company. The business of the Company is not dependent on certain key personnel and there are no arrangements to assure that certain personnel will remain with the registrant and not compete upon termination.

Family Relationships

Mr. Alfredo C. Ramos, Chairman of the Board and President, is the husband of Mrs. Presentacion S. Ramos, Director, and the brother-in-law of Atty. Augusto B. Sunico, Director, EVP and Treasurer, and Mr. Maximo G. Licauco III, Director. Mr. Henry A. Brimo, Vice Chairman, is the father of Mr. Gerard H. Brimo, Director.

Involvement in Certain Legal Proceedings

The Company is not aware of: (1) any bankruptcy petition filed by or against any business of which a director, person nominated to become a director, executive officer, promoter, or control person of the Company was a general partner or executive officer either at the time of the bankruptcy or within two (2) years prior that time; (2) any conviction by final judgment in a criminal proceeding, domestic or foreign, or being subject to a pending criminal proceeding, domestic or foreign, excluding traffic violations and other minor offenses of any director, person nominated to become a director, executive officer, promoter, or control person; (3) any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, domestic or foreign, permanently or temporarily enjoining, barring, suspending or otherwise limiting the involvement in any type of business, securities, commodities or banking activities a director, person nominated to become a director, executive officer, promoter, or control person of the Company; and, (4) judgment against a director, person nominated to become a director, executive officer, promoter, or control person of the Company found by a domestic or foreign court of competent jurisdiction (in a civil action), the Philippine Securities and Exchange Commission or comparable foreign body, or a domestic or foreign exchange or electronic marketplace or self-regulatory organization, to have violated a securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

Certain Relationships and Related Transactions

There had been NO transaction during the last two years, nor is any transaction presently proposed, to which the Company was or is to be a party in which any director or executive officer of the Company, or nominee for election as a director, or owner of more than 10% of the Company's voting securities, or voting trust holder of 10% or more of any class of the Company's securities, or any member of the immediate family (including spouse, parents, children, siblings, and in-laws) of any of the foregoing persons had or is to have a direct or indirect material interest. In the ordinary and regular course of business, the Company had or may have transactions with other companies in which some of the foregoing persons may have an interest.

Parent of the Company

NO person holds more than 50% of the Company's voting securities, and the Company has no parent company.



OTHER MATTERS

Resignation or Declination to Stand for Re-Election of a Director

Since the Company's last Annual Meeting of Stockholders held on 26 June 2002, NONE of the directors elected therein by the stockholders has resigned nor declined to stand for re-election to the Board of Directors.

Independent Public Accountant

SyCip Gorres Velayo & Company ("SGV") is recommended to stockholders for appointment as independent accountant of the Company for the ensuing fiscal year. SGV was the Company's accountant for the fiscal year most recently completed.

The representatives of SGV are expected to be present at the Meeting and they will have the opportunity to make a statement if they desire to do so and such representatives are expected to be available to respond to appropriate questions.

NO independent accountant engaged by the Company has resigned, or has declined to stand for re-election, or was dismissed, and no new independent accountant has been engaged by the Company.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

There have been no changes in, nor disagreements with accountants, on accounting and financial disclosure for the last two (2) fiscal years. SGV has been the Company's independent accountant for the past twenty (22) years, including the fiscal year most recently completed. The Company never had any disagreement with SGV on any matter of accounting principles or practices, financial statement disclosures, or auditing scope or procedure.

Action With Respect to Reports

The following matters shall be submitted to the stockholders for approval/ratification at the Meeting:

(1) Minutes of the 2002 Annual Stockholders' Meeting (copy included);

Approval of the Minutes of the 2002 Annual Stockholders' Meeting constitutes a ratification of the accuracy and faithfulness of the Minutes to the events that transpired during the said meeting. This does not constitute a second approval of the same matters taken up at the 2002 Annual Stockholders' Meeting which have already been approved.

(2) Annual Report for the year ended 31 December 2002 (a copy containing the information required by SRC Rule 17A is enclosed together with a copy of the Company's audited financial statements).

Approval of the Annual Report constitutes a ratification of the Company's performance during the previous fiscal year as contained therein.

(3) Acts and Resolutions of the Board of Directors and Management from date following the last Annual Stockholders' Meeting (26 June 2002) to the present (25 June 2003):

(i) Renewal of Credit Facilities with the Bank of the Philippine Islands (August 21, 2002)

(ii) Availment of Payroll Services with United Coconut Planters Bank (September 25, 2002)

(iii) Maintenance of current account with Citibank, N.A. (October 16, 2002)

(iv) Amendment of Loan Agreement with the Development Bank of the Philippines (November 20, 2002)

(v) Pledge of additional shares of stock of Edsa Properties Holdings, Inc. (EPHI) in favor of the Development Bank of the Philippines (January 22, 2003)

(vi) Pledge of shares of stocks of EDSA Properties Holdings, Inc. (EPHI) in favor of United Coconut Planters Bank (January 22, 2003)

(vii) Appointment of Company's representative to the Annual Stockholders Meeting of Atlas Consolidated Mining and Development Corporation (February 26, 2003)

(4) Continued engagement of the Company in oil, gas and mineral exploration, development and allied activities, and/or in any and all its secondary purposes under its Amended Articles of Incorporation; and,

(5) Appointment of SGV & Company as the Company's independent auditor.

Matters Not Required to be Submitted

Proofs of transmittal to stockholders of the required Notice for the Meeting and of the presence of a quorum at the Meeting form part of the Agenda for the Meeting but will not be submitted for approval by the stockholders.

Amendment of Charter, By-Laws or Other Documents

NO AMENDMENT to the Company's Articles of Incorporation and By-Laws, or other documents will be taken at the Meeting.



Other Proposed Action

NO ACTION on any matter, other than those stated in the Agenda for the Meeting, is proposed to be taken, except such matters of incidence that may properly come at the Meeting.

Voting Procedures

In the election of directors, the nine (9) nominees with the greatest number of votes will be elected directors. If the number of nominees for election as directors does not exceed the number of directors to be elected, the Secretary of the Meeting shall be instructed to cast all votes represented at the Meeting equally in favor of all such nominees. On the other hand, if the number of nominees for election as directors exceeds the number of directors to be elected, voting shall be done by ballot, cumulative voting will be followed, and counting of votes shall be done by two (2) election inspectors appointed by the stockholders present or represented by proxy at the Meeting. -

In accordance with SEC Memorandum Circular No. 16, series of 2002, only nominees whose names appear on the Final List of Candidates for Independent Directors shall be eligible for election as Independent Director/s. No other nomination shall be entertained after the Final List of Candidates shall have been prepared. No further nomination shall be entertained or allowed on the floor during the actual annual stockholders'/memberships' meeting.

Nominated for election as independent directors of the Company for the ensuing fiscal year 2003 are Messrs. Honorio A. Poblador III and Teodoro L. Locsin, Jr.

For corporate matters that will be submitted for approval and for such other matters as may properly come at the Meeting, a vote of the majority of the shares present or represented by proxy at the Meeting is necessary for their approval. Voting shall be done *viva voce* or by the raising of hands and the votes for or against the matter submitted shall be tallied by the Secretary.

Materials accompanying this Proxy Statement

1. Proxy Form;
2. Notice of the 2003 Annual Meeting of Stockholders with Agenda;
3. Annual Report pursuant to SRC Rule 17A;
4. Final List of Candidates for Independent Directors;
5. Minutes of the 2002 Annual Meeting of Stockholders.

The Company will provide without charge to each person solicited, upon the written request of any such person, a copy of the Company's annual report on SEC Form 17-A. Such written request should be directed to the Corporate Secretary, The Philodrill Corporation, 9th Floor, Quad Alpha Centrum, 125 Pioneer Street, Mandaluyong City 1550, Philippines.



SyCip Gorres Velayo & Co.
6760 Ayala Avenue
1226 Makati City
Philippines

Phone: (632) 891-0307
Fax: (632) 819-0872
www.sgv.com.ph

BOA/PRC Reg. No. 0001

Report of Independent Auditors

The Stockholders and the Board of Directors
The Philodrill Corporation
8th Floor, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City

We have audited the accompanying balance sheets of The Philodrill Corporation as of December 31, 2002 and 2001, and the related statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of EDSA Properties Holdings Inc. (EPHI), Penta Capital Investment Corporation (Penta Capital) and Penta Capital Holdings, Inc. (Penta Holdings), the investments in which are reflected in the accompanying financial statements using the equity method of accounting. The investments in EPHI, Penta Capital and Penta Holdings represent about 50% of total assets in 2002 and 2001 and the equity in their net earnings or losses represents about 169% of net loss in 2002, 139% of net loss in 2001 and 125% of net income in 2000. The financial statements of Penta Capital for 2001 and 2000, and of EPHI and Penta Holdings for 2002, 2001 and 2000 were audited by other auditors whose reports, which have been furnished to us, are described in the fourth and fifth paragraphs. Our opinion, insofar as it relates to the amounts included for EPHI, Penta Capital and Penta Holdings, is based solely on the reports of the other auditors.

Except as discussed in the third paragraph, we conducted our audits in accordance with auditing standards generally accepted in the Philippines. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

As discussed in Note 7 to the financial statements, the Company's equity in net earnings of Penta Capital for 2002 is based on the unaudited financial statements of the associate, the audit of which by other auditors has not yet been completed.

The reports of the other auditors on the 2001 and 2000 financial statements of Penta Capital was qualified because of the following:

a. Direct charge to retained earnings of the additional valuation reserve on certain assets by Penta Capital and Penta Capital Finance Corporation (PCFC, its 98.75% owned subsidiary) aggregating to about ₱88.7 million, net of corresponding deferred income tax asset of ₱36.5 million in 2001.



b. Nonrecognition of aggregate additional allowance for probable losses on customers account and the related deferred income tax assets amounting to about ₱6.9 million and ₱2.2 million, respectively in 2000 by Penta Capital and PCFC and about ₱8.0 million and ₱2.6 million, respectively in 2001 and about ₱8.8 million and ₱2.8 million, respectively in 2000 by Intra - Invest Securities, Inc. (IISI, 50% owned by Penta Capital).

The above accounting treatments do not conform with accounting principles generally accepted in the Philippines (GAAP). Had Penta Capital and its subsidiaries followed GAAP, the Company's net loss would have increased and the equity in net earnings of associates and retained earnings would have decreased by about ₱37.6 million in 2001 and net income, equity in net earnings of associates and retained earnings would have decreased by about ₱4.3 million in 2000.

c. Noncompletion of the reconciliation of the long outstanding difference of about ₱2.6 million in 2001 and about ₱1.3 million in 2000 between the general and subsidiary ledgers of due from customers account of IISI.

The reports of the other auditors on the 2002, 2001 and 2000 financial statements of EPHI and Penta Holdings were unqualified.

As discussed in Note 7 to the financial statements, the Company charged directly to the "Unrealized losses on decline in market value of investments" account, under the stockholders' equity section, the provision for decline in value of its other investments amounting to about ₱10.1 million in 2002. Such accounting treatment does not conform with GAAP. Had the Company followed GAAP, its net loss would have increased and its retained earnings would have decreased by about ₱10.1 million in 2002.

As discussed in Note 2 to the financial statements, the suspension of production activities in the West Linapacan oilfield raises uncertainties as to the profitability of petroleum operations. The profitability of petroleum operations and full recovery of unamortized cost of wells, platforms and other facilities and deferred oil exploration and development costs incurred in connection with the Company's participation in the acquisition, exploration and development of petroleum concessions are dependent upon the favorable outcome of the Study Agreement relating to Galoc oil and gas discovery and the discoveries of additional oil and gas in commercial quantities and the success of future development thereof.



In our opinion, based on our audits and the reports of other auditors, (a) except for the effects on the 2002 financial statements of such adjustments, if any, as might have been disclosed had the Company's equity in net earnings of Penta Capital been based on audited financial statements as discussed in the third paragraph; (b) except for the effects on the 2001 financial statements of charging directly against retained earnings the additional valuation reserve on certain assets and on the 2001 and 2000 financial statements of the nonrecognition of additional allowance for probable losses as discussed in the fourth paragraph; (c) except for the effects on the 2002 financial statements of charging directly to stockholders equity the provision for decline in value of other investments as discussed in the sixth paragraph; and (d) except for the effects on the 2001 and 2000 financial statements of such adjustments, if any, as might have been determined to be necessary had the reconciliation discussed in the fourth paragraph been completed, the financial statements referred to above present fairly, in all material respects, the financial position of The Philodrill Corporation as of December 31, 2002 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the Philippines.

Sycip Gorres Velayo & Co.

J. C. G. CRUZ
Partner
CPA Certificate No. 49053
Tax Identification No. 102-084-648
PTR No. 7612549
January 2, 2003
Makati City

April 24, 2003



THE PHILODRILL CORPORATION
BALANCE SHEETS

	December 31	
	2002	2001
ASSETS		
Current Assets (Note 5)		
Cash	₱1,140,340	₱307,447
Receivables - net (Note 4)	132,787,285	116,532,696
Crude oil inventory	–	847,064
Other current assets	1,102,472	886,208
Total Current Assets	135,030,097	118,573,415
Noncurrent Assets (Note 5)		
Property and equipment - net (Notes 2 and 6)	305,759,035	295,699,112
Investments and advances - net (Notes 7, 9 and 14)	1,367,954,063	1,417,913,770
Deferred oil exploration and development costs (Notes 2 and 8)	800,073,889	783,473,749
Other assets	1,033,016	1,674,239
Total Noncurrent Assets	2,474,820,003	2,498,760,870
Total Assets	₱2,609,850,100	₱2,617,334,285



	2002	2001
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities (Note 5)		
Loans payable (Note 9)	₱244,303,547	₱318,568,019
Current portion of long-term debt (Note 11)	3,332,759	–
Accounts payable and accrued expenses (Notes 9, 10 and 14)	93,543,921	86,205,367
Dividends payable	5,013,853	4,874,497
Subscriptions payable	1,662,742	1,662,742
Total Current Liabilities	347,856,822	411,310,625
Noncurrent Liability		
Long-term debt - net of current portion (Note 11)	56,656,907	–
Stockholders' Equity		
Capital stock - ₱1 par value		
Authorized - 1.55 billion shares (Note 12)		
Issued (Note 12)	1,482,068,946	1,279,962,408
Subscribed (Note 12)	52,881,496	254,988,034
Subscriptions receivable	(2,112,899)	(23,086,076)
Share in associate's revaluation increment (Note 7)	484,844,431	485,818,990
Unrealized losses on decline in market value of investments (Note 7)	(206,977,158)	(165,321,670)
Retained earnings (Notes 7 and 12)	394,631,555	436,841,332
	2,205,336,371	2,269,203,018
Treasury stock (Note 12)	–	(63,179,358)
	2,205,336,371	2,206,023,660
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	₱2,609,850,100	₱2,617,334,285

See accompanying Notes to Financial Statements.



THE PHILODRILL CORPORATION

STATEMENTS OF INCOME

	Years Ended December 31		
	2002	2001	2000
REVENUES			
Petroleum operations (Notes 2 and 5)	₱30,193,810	₱35,090,445	₱44,088,877
Equity in net earnings of associates - net (Note 7)	28,011,004	29,380,676	32,895,629
Dilution gain (Note 7)	–	–	10,722,073
Interest, dividends and other income (Notes 5 and 14)	14,218,995	13,315,448	14,175,962
	72,423,809	77,786,569	101,882,541
COSTS AND EXPENSES			
Costs and operating (Notes 2, 5, 6 and 15)	26,687,047	27,757,412	23,051,693
General and administrative (Notes 6 and 16)	24,908,144	16,667,917	18,518,018
Abandonment losses (Notes 2 and 8)	–	10,523,321	–
Interest, foreign exchange and other charges (Notes 2, 9 and 14)	35,317,624	43,437,213	33,397,639
	86,912,815	98,385,863	74,967,350
INCOME (LOSS) BEFORE INCOME TAX	(14,489,006)	(20,599,294)	26,915,191
PROVISION FOR INCOME TAX (Note 18)	332,354	538,497	618,103
NET INCOME (LOSS) (Note 13)	(₱14,821,360)	(₱21,137,791)	₱26,297,088
Earnings (Loss) Per Share (Note 13)	(₱0.01005)	(₱0.01494)	₱0.01713

See accompanying Notes to Financial Statements.



THE PHILODRILL CORPORATION

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

	Capital Stock (Note 12)				Share in Associate's Revaluation Increment	Unrealized Losses on Decline in Market Value (MV) of Investments	Retained Earnings	Total
	Issued	Subscribed	Treasury Stock	Subscriptions Receivable				
Balance at December 31, 1999	₱1,153,903,016	₱381,047,426	₱–	₱(201,118,549)	₱638,415,628	₱(15,463,322)	₱467,167,005	₱2,323,951,504
Decline in MV of marketable securities	–	–				(43,239,098)	–	(43,239,098)
Issuance of capital stock	1,306,354	(1,306,354)	–	–	–	–	–	–
Collection of subscriptions receivable	–	–		28,535,140				28,535,140
Net income	–	–				–	26,297,088	26,297,088
Effect of change in the percentage of ownership in revaluation increment	–	–			(151,795,795)	–		(151,795,795)
Balance at December 31, 2000	1,155,209,370	379,741,072		(172,583,409)	486,619,832	(58,702,420)	493,464,093	2,183,748,839
Collection of subscriptions receivable	–	–	–	74,064,258	–	–	–	74,064,258
Conversion of subscriptions receivable to notes receivable	–	–		12,313,717		–		12,313,717
Decline in MV of marketable securities	–	–		–	–	(6,619,550)		(6,619,550)
Issuance of capital stock	124,753,038	(124,753,038)				–		
Conversion of subscriptions receivable to treasury shares			(63,179,358)	63,179,358		–	–	–
Share in change in associate's revaluation increment	–	–	–	–	(800,843)	–	–	(800,843)
Net loss	–	–	–	–	–		(21,137,791)	(21,137,791)
Share in associate's adjustments to retained earnings	–	–	–	–	–	–	(35,484,970)	(35,484,970)
Balance at December 31, 2001	1,279,962,408	254,988,034	(63,179,358)	(23,086,076)	485,818,990	(65,321,670)	436,841,332	2,206,023,660
Collection of subscriptions receivable	–	–	–	20,973,177	–	–	–	20,973,177
Sale of treasury stock	–	–	63,179,358	–	–	–	(27,388,417)	35,790,941
Decline in MV of marketable securities	–	–	–	–	–	(31,549,940)	–	(31,549,940)
Permanent decline in value of other long-term investment (Note 7)	–	–	–	–	–	(10,105,548)	–	(10,105,548)
Issuance of capital stock	202,106,538	(202,106,538)	–	–	–	–	–	–
Net loss	–	–	–	–	–	–	(14,821,360)	(14,821,360)
Share in change in associate's revaluation increment	–	–	–	–	(974,559)	–	–	(974,559)
Balance at December 31, 2002	₱1,482,068,946	₱52,881,496	₱–	(₱2,112,899)	₱484,844,431	(₱206,977,158)	₱394,631,555	₱2,205,336,371

See accompanying Notes to Financial Statements.



THE PHILODRILL CORPORATION
STATEMENTS OF CASH FLOWS

	Years Ended December 31		
	2002	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES			
Income (loss) before income tax	(₱14,489,006)	(₱20,599,294)	₱26,915,191
Adjustments for:			
Interest expense	35,702,952	43,437,213	33,397,639
Provision for doubtful accounts	9,292,397	–	–
Depletion, depreciation and amortization	4,404,801	5,088,835	3,969,749
Equity in net earnings of associates - net	(28,011,004)	(29,380,676)	(32,895,629)
Interest income	(10,735,655)	(9,097,605)	(6,169,934)
Dilution gain	–	–	(10,722,073)
Operating income (loss) before working capital changes	(3,835,515)	(10,551,527)	14,494,943
Decrease (increase) in:			
Accounts with contract operator/partners	(1,416,171)	6,885,579	(8,233,556)
Crude oil inventory	847,064	1,736,007	(2,583,071)
Other current assets	(216,264)	(917)	14,164
Increase in:			
Accounts payable and accrued expenses	2,137,854	10,774,297	3,695,506
Cash generated from (used in) operations	(2,483,032)	8,843,439	7,387,986
Interest received	15,107	2,291,541	155,404
Interest paid	(30,502,252)	(43,212,609)	(33,645,851)
Income taxes paid	(332,354)	(603,551)	(365,955)
Net cash used in operating activities	(33,302,531)	(32,681,180)	(26,468,416)
CASH FLOWS FROM INVESTING ACTIVITIES			
Cash dividends received	33,097,912	7,963,478	19,738,589
Decrease (increase) in:			
Other assets	641,223	677,744	725,440
Receivables - others	(11,160,267)	(5,090,986)	(3,456,629)
Additions to:			
Deferred oil exploration and development costs	(16,600,140)	(9,455,847)	(28,470,719)
Property and equipment - net	(14,464,724)	(8,034,136)	(22,459,410)
Investments and advances	(7,248)	–	–
Marketable securities, investments and advances	–	(175,204)	(55,838)
Net cash used in investing activities	(8,493,244)	(14,114,951)	(33,978,567)

(Forward)



	Years Ended December 31		
	2002	2001	2000
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from:			
Subscriptions receivable	P20,973,177	P74,004,257	P28,535,140
Sale of treasury stock	35,790,941	–	–
Loans	–	–	38,042,329
Payments of:			
Loans	(14,274,806)	(29,637,125)	(7,215,049)
Subscription payable	–	(618,650)	–
Dividends	139,356	–	(52,843)
Net cash provided by financing activities	42,628,668	43,748,482	59,309,577
NET INCREASE (DECREASE) IN CASH	832,893	(3,047,649)	(1,137,406)
CASH AT BEGINNING OF YEAR	307,447	3,355,096	4,492,502
CASH AT END OF YEAR	P1,140,340	P307,447	P3,355,096

See accompanying Notes to Financial Statements



1. Corporate Information

The Philodrill Corporation (the Company) is incorporated in the Philippines as an investment holding company with investments in property development, financial services, oil exploration and production, and mining. The average number of employees of the Company was 28 in 2002 and 32 in 2001.

The registered office address of the Company is 8th Floor, Quad Alpha Centrum, 125 Pioneer Street, Mandaluyong City.

2. Status of Operations

The Company, together with other participants (collectively referred to as "Contractor"), entered into several Service Contracts (SC 14) and Geophysical Survey and Exploration Contracts (GSEC) with the Philippine Government, through the Department of Energy (DOE), for the exploration, development and exploitation of the contract areas situated mostly in offshore Palawan where oil discoveries were made. The Company's present petroleum revenues and production costs and related expenses are from certain areas of SC 14, particularly Nido, Matinloc and North Matinloc.

The aforementioned SCs and GSECs provide for certain minimum work expenditure obligations and the drilling of a specified number of wells and are covered by operating agreements which set forth the participating interests, rights and obligations of the Contractor. The Company's share in the jointly controlled assets of the aforementioned SCs and GSECs is included principally under the "Wells, platform and other facilities" and "Deferred oil exploration and development costs" accounts in the balance sheets.

Production activities in the West Linapacan Oilfield (WLO) remained on suspension mode. However, small-scale production continued in the other areas of SC 14, during the year.

Pursuant to the farm-in agreement executed between the SC 14 consortium and Nido Petroleum Limited (Nido Petroleum; formerly Soedet Production Pty. Ltd.) on September 26, 1996, Nido Petroleum conducted a three-dimensional (3D) seismic survey covering the SC 14 area at its sole cost, risk and expense. Nido Petroleum will earn 35% participating interest by carrying out the 3D seismic survey and an additional 25% participating interest by drilling the option well at its own cost, risk and expense for a total of 60% working interest in the contract area. Nido Petroleum will be the designated operator of SC 14 after the exercise of the option to drill a well is made. Subsequent to the farm-in agreement with Nido Petroleum, the Company acquired 50% of Nido Petroleum's equity in exchange for sharing 50% of Nido Petroleum's costs as defined in the farm-in agreement under the Deed of Assignment and Assumptions executed by both parties on February 17, 1997. On January 15, 1999, the members of the SC 14 consortium and Nido Petroleum executed a Consolidated Deed of Assignment and Assumptions (Consolidated Deed),



made effective December 29, 1998, formalizing the assignments of interest in SC 14 as provided for in the farm-in agreement and the Assignment Agreement (Agreements) entered into between Nido Petroleum and the Company. The Consolidated Deed provides for, among others, the assignments of 17.5% interest in SC 14 each to Nido Petroleum and the Company, respectively, in consideration for the fulfillment of obligations as indicated in the Agreements.

During 1999, Nido Petroleum completed and submitted the processed data involving the 3D seismic survey and other reports required under the Agreements. Consequently, Nido Petroleum and the Company earned their 17.5% interest each in SC 14. Nido Petroleum and the Company, however, did not exercise their option to drill one well in the contract area. The Company's participating interests in SC 14 as a result of the assignment are as follows: Block A - 20.317%; Block B - 25.745%; Block C - 19.450%; and Block D - 18.800%.

In November 2002, the Company and other members of the SC 14 consortium entered into a Study Agreement with a foreign company for the latter to carry out a phased study of the Galoc oil and gas discovery in SC 14 with the intent to develop the field should the studies show it to be economically feasible. The agreement provides, among others, that the foreign company will pay for the cost of the study and will have the option to farm-in to the Galoc area in such percentage and under such terms and conditions to be spelled-out in the covering farm-in agreement.

The Galoc oil and gas discovery was made in 1981 in a water depth of 1,100 feet. Five wells were drilled on the geologic structure, all of which tested positive for oil and gas. Recoverable reserves are currently estimated in the range of 30 to 50 million barrels of oil.

The farm-in arrangement will not include the producing oilfields like Nido, Matinloc and North Matinloc in SC 14 as well as the suspended Cadlao oilfied in SC 6.

The profitability of petroleum operations and full recovery of unamortized cost of wells, platforms and other facilities and deferred oil exploration and development costs incurred in connection with the Company's participation in the acquisition, exploration and development of petroleum concessions are dependent upon the favorable outcome of the Study Agreement and the discoveries of additional oil and gas in commercial quantities and the success of future development thereof.

GSEC Nos. 83 (Northwest Palawan) and 86 (Northwest Malampaya) have been combined into a single block application, the SWAN Block GSEC application. The Company is presently awaiting the DOE's decision on its GSEC application. The previous Nonexclusive Geophysical Permit expired last March 15, 2001.

As discussed in Note 8 to the financial statements, the Company has written off the deferred exploration costs incurred for GSEC 87 (Sibutu Block) as of December 31, 2001 amounting to about P10.5 million as it was permanently abandoned when the GSEC expired and no application for renewal was made by the Company.



3. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared in conformity with accounting principles generally accepted in the Philippines and under historical cost convention, except that the crude oil inventory is stated at market and investments accounted for under the equity method include the Company's share in the revaluation increment of an associate.

Basis of Financial Statements

The accompanying financial statements include the Company's share in the assets, liabilities, income and expenses of the joint operations covered by the SC's and GSECs discussed in Note 2.

Adoption of New Accounting Standards

The Company adopted the following Statements of Financial Accounting Standards (SFAS)/International Accounting Standards (IAS) which became effective on January 1, 2002:

- SFAS No. 16/IAS No. 16, *Property, Plant and Equipment*;
- SFAS No. 24/IAS No. 24, *Related Party Disclosures*;
- SFAS No. 28/IAS No. 28, *Accounting for Investments in Associates*;
- SFAS No. 31/IAS No. 31, *Financial Reporting of Interests in Joint Ventures*; and
- SFAS No. 36/IAS No. 36, *Impairment of Assets*.

Adoption of these standards in 2002 did not result in restatements of prior year financial statements. Additional disclosures required by the new standards, however, were included in prior year financial statements, where applicable.

Revenue Recognition

Revenue from petroleum operations is recognized as income at the time of production.

Interest income from bank deposits and notes receivable is recognized on a time proportion basis on the principal outstanding and at the rates applicable.

Cash

Cash includes cash on hand and in banks.

Crude Oil Inventory

Crude oil inventory is valued at market.

Property and Equipment

Property and equipment are stated at cost less accumulated depletion, depreciation and amortization and any impairment in value.



The initial cost of other property and equipment comprises its purchase price, including import duties, taxes and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditures incurred after the fixed assets have been put into operation, such as repairs and maintenance, are normally charged to income in the period the costs are incurred. In situations where it can be clearly demonstrated that the expenditures have resulted in an increase in the future economic benefits expected to be obtained from the use of an item of other property and equipment beyond its originally assessed standard of performance, the expenditures are capitalized as an additional cost of other property and equipment.

Depletion of wells, platforms and other facilities are provided on a field basis under the unit-of-production method based upon estimates of proved reserves. The depletion base includes the estimated future development cost of the undeveloped reserves. Depreciation of other property and equipment is computed using the straight-line method over the estimated useful lives of the assets as follows:

Category	Number of Years
Office condominium units and improvements	20
Office furniture, fixtures and equipment	5
Transportation equipment	5

In the case of leasehold improvements, amortization is computed on a straight-line method over the useful life or the term of the lease, whichever is shorter.

The useful lives and depletion, depreciation and amortization methods are reviewed periodically to ensure that the methods and periods of depletion, depreciation and amortization are consistent with the expected pattern of economic benefits from items of property and equipment.

Marketable Securities

Investment in marketable securities are carried at the lower of aggregate cost or market value determined at balance sheet date. The cost of marketable securities sold, if any, is based on the average cost of all the shares of each security held at the time of sale.

Unrealized losses resulting from the excess of aggregate cost over market value for current marketable securities are charged to operations; on the other hand, unrealized losses on noncurrent marketable securities are charged to unrealized losses on the decline in market value of investments shown as a separate item in the stockholders' equity section of the balance sheets. Any recoveries in market values, as long as these do not exceed costs, are recognized as unrealized gains and are credited to income for the period for current marketable securities and to unrealized losses on the decline in market value of investments for noncurrent marketable securities.



Investments

Investments in associates are accounted for under the equity method of accounting. These are the entities in which the Company has significant influence and which are not subsidiaries. The investments in associates are carried in the balance sheets at cost plus post-acquisition changes in the Company's share of net assets of the associates, less any impairment in value. The statements of income reflect the Company's share of the associates' operating results and any impairment in value. The difference between the Company's cost of such investments and its proportionate share in the underlying net assets of the associates at dates of acquisition is amortized using the straight-line method over a 20-year period and is included as part of the "Equity in net earnings or losses of associates" account. Unrealized intercompany profits that are significant are eliminated to the extent of the Company's proportionate share thereof. A provision for losses is recognized for any substantial and presumably permanent decline in the carrying value of the investments.
The Company's share in an associate's revaluation increment on land and land improvements, which is presented in the stockholders' equity section of the associate's balance sheets, is also shown in the stockholders' equity section of the Company's balance sheets.

Interest in Jointly Controlled Assets

Interest in jointly controlled assets is accounted for by recognizing in the financial statements the Company's share in the jointly controlled assets, included principally in the "Wells, platform and other facilities" and "Deferred oil exploration and development costs" accounts in the balance sheets, and any liabilities incurred jointly with the other venturers as well as the related income and expenses of the joint venture. The Company also recognizes the expenses which it has incurred in respect of its interest in the joint venture and the related liabilities.

Other Investments

Other investments in shares of stock are carried at cost, adjusted for any substantial and presumably permanent decline in value.

Deferred Oil Exploration and Development Costs

The Company follows the full cost method of accounting for exploration and development costs determined on the basis of each SC/GSEC area. Under this method, all exploration and development costs relating to each SC/GSEC are tentatively deferred pending determination of whether the contract area contains oil and gas reserves in commercial quantities. The exploration and development costs relating to the SC/GSEC area where oil and gas in commercial quantities are discovered are subsequently capitalized as "Wells, platforms and other facilities" shown under "Property and equipment" in the balance sheets upon commercial production. When the SC/GSEC is permanently abandoned or the Company has withdrawn from the consortium, the related deferred oil exploration and development costs are written-off. SCs and GSECs are considered permanently abandoned if the SCs and GSECs have expired and/or there are no definite plans for further exploration and/or development.

Interest costs relating to the acquisition, exploration and development of participating interest in the petroleum concessions are capitalized until the commencement of commercial production.



Impairment of Assets

Starting January 1, 2002, other property and equipment and other assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If any such indication exists and where the carrying values exceed the estimated recoverable amount, the assets or cash-generating units are written down to their estimated recoverable amount. The estimated recoverable amount is the greater of net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the estimated recoverable amount is determined for the cash-generating unit to which the asset belongs. Impairment losses are recognized in the statements of income.

Reversal of impairment losses recognized in prior years is recorded when there is an indication that the impairment losses recognized for the asset no longer exist or have decreased. The reversal is recorded in income for the period. However, the increased carrying amount of an asset due to a reversal of an impairment loss is recognized to the extent it does not exceed the carrying amount that would have been determined (net of depreciation or amortization) had no impairment loss been recognized for that asset in prior years.

Borrowing Costs

Borrowing costs generally are expensed as incurred. Borrowing costs are capitalized if they are directly attributable to the acquisition or construction of a qualifying asset. Capitalization of borrowing costs commences when the activities to prepare the asset are in progress and expenditures and borrowing costs are being incurred. Borrowing costs are capitalized until the assets are substantially ready for their intended use. If the carrying amount of the asset exceeds its estimated recoverable amount, an impairment loss is recorded.

Income Taxes

Deferred income tax is provided using the liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to (a) the differences between the financial reporting bases of assets and liabilities and their related tax bases; (b) net operating loss carryover (NOLCO); and (c) the carry forward benefit of the excess of minimum corporate income tax (MCIT) over the corporate income tax. Deferred tax assets and liabilities are measured using the tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled and NOLCO and MCIT are expected to be applied. A valuation allowance is provided for the portion of deferred tax assets which is not expected to be realized in the future.

Foreign Currency Transactions

Transactions in foreign currencies are recorded using the exchange rate at the date of transaction. Monetary assets and liabilities denominated in foreign currencies are restated using the rate of exchange at the balance sheet date. Exchange gains or losses are credited or charged to current operations, except for those gains or losses relating to the acquisition of working interest in the petroleum concessions which are credited or charged to "Wells, platforms and other facilities" and "Deferred oil exploration and development costs" accounts, as appropriate.



Earnings (Loss) Per Share
Earnings (loss) per share is determined by dividing net income (loss) by the weighted average number of shares issued and subscribed during the year, net of treasury shares, after giving retroactive effect to any stock dividends declared.

4. Receivables

	2002	2001
Accounts with contract operator/partners	₱29,542,563	₱28,126,392
Others:		
Due from affiliates (see Note 14)	72,304,573	61,053,371
Accrued interest (see Note 14)	37,418,404	26,697,856
Dividends receivable (see Note 7)	2,250,000	–
Others	564,142	655,077
	142,079,682	116,532,696
Less allowance for doubtful accounts (see Note 14)	9,292,397	–
	₱132,787,285	₱116,532,696

Accounts with contract operator represent the excess of proceeds from crude oil liftings over the amounts advanced by the contract operator for the Company's share in exploration, development and production expenditures relating to SC 14 mentioned in Note 2.

Accounts with partners represent the share of other partners in the SCs and GSECs mentioned in Note 2 in the exploration, development and production expenditures advanced by the Company, net of cash contributions.

The amounts due from affiliates bear interest rates ranging from 18% to 24% per annum in 2002 and 2001.

Dividends receivable represents the Company's share on the dividends declared by Penta Holdings, an associate, amounting to ₱15.0 million in 2002.

5. Interest in Jointly Controlled Assets

The Company's interest in the jointly controlled assets in the various SCs and GSECs, and any liabilities incurred jointly with the other venturers, as well as the related income and expenses of the venture, which are included in the financial statements are as follows:

	2002	2001
Current assets		
Receivables - net	₱33,075,769	₱35,319,616
Inventory	–	847,064
	33,075,769	36,166,680

(Forward)



	2002	2001
Noncurrent assets		
Property and equipment - net		
Wells, platform and other facilities	₱585,654,507	₱585,654,507
Less accumulated depletion	(286,419,350)	(284,165,703)
	299,235,157	301,488,804
Deferred oil exploration and development costs	800,073,889	783,473,749
	1,099,309,046	1,084,962,553
	₱1,132,384,815	₱1,121,129,233

	2002	2001
Current liabilities		
Accounts payable and accrued expenses	₱63,909,673	₱63,080,817

	2002	2001	2000
Revenues			
Petroleum operations	₱30,193,810	₱35,090,445	₱44,088,877
Interest, dividends and other income	506,372	758,012	–
	30,700,182	35,848,457	44,088,877
Cost and expenses			
Operating costs			
Production costs	24,303,795	24,677,484	20,897,828
Depletion	2,253,647	3,079,928	2,153,866
	26,557,442	27,757,412	23,051,694
	₱4,142,740	₱8,091,045	₱21,037,183

6. Property and Equipment

	Wells, Platform and Other Facilities	Office Condominium Units and Improvements	Office Furniture, Fixtures and Equipment	Transportation Equipment	2002	2001
Cost						
Beginning of year	₱571,216,778	₱14,009,422	₱9,978,713	₱6,852,131	₱602,057,044	₱596,709,494
Additions	14,437,729	–	26,995	–	14,464,724	5,347,550
End of year	585,654,507	14,009,422	10,005,708	6,852,131	616,521,768	602,057,044
Accumulated depletion, depreciation and amortization:						
Beginning of year	₱284,165,703	₱9,795,938	₱8,552,910	₱3,843,381	₱306,357,932	₱303,955,683
Additions	2,253,647	700,471	559,183	891,500	4,404,801	2,402,249
End of year	286,419,350	10,496,409	9,112,093	4,734,881	310,762,733	306,357,932
Net book value	₱299,235,157	₱3,513,013	₱893,615	₱2,117,250	₱305,759,035	₱295,699,112

As discussed in Note 2, the temporary suspension of the production activities in the WLO raises uncertainties as to the profitability of petroleum operations. The full recovery of the unamortized cost is dependent upon additional discoveries of oil reserves, among others.



Depletion, depreciation and amortization charged to operations amounted to ₱4.4 million in 2002, ₱2.4 million in 2001 and ₱4.0 million in 2000.

The balance of wells, platforms and other facilities includes capitalized interest costs relating to areas still for further development amounting to about ₱5.0 million in 2002 and ₱5.9 million in 2001.

Foreign exchange adjustments capitalized to wells, platforms and other facilities amounted to ₱0.3 million in 2002 and 2001. Such foreign exchange adjustments relate to the Company's loans payable (see Notes 9 and 20).

7. Investments and Advances

	2002	2001
Investments in associates - at equity	₱1,313,042,282	₱1,321,353,749
Marketable equity securities - at lower of aggregate cost or market value		
Cost	241,583,384	241,576,136
Less allowance for decline in market value	196,871,610	165,321,670
	44,711,774	76,254,466
Other investments - Camp John Hay (CJH) Golf Club, Inc. (17 shares):		
Cost	20,305,555	20,305,555
Less allowance for decline in value	10,105,548	–
	10,200,002	20,305,555
	₱1,367,954,063	₱1,417,913,770

The details of marketable securities are as follows:

	2002		2001	
	Cost	Market Value	Cost	Market Value
Atlas Consolidated Mining and Development Corporation (Atlas)	₱101,061,306	₱3,747,951	₱101,061,306	₱9,682,208
Anglo Philippine Holdings Corporation - A	49,095,645	7,979,840	49,095,645	18,952,120
EPHI	37,491,082	18,029,268	37,483,834	31,516,724
Vulcan Industrial & Mining Corporation - A	16,061,971	2,241,989	16,061,971	2,615,654
United Paragon Mining Corporation - A	12,803,152	159,045	12,803,152	738,423
Fil-Estate Land, Inc.	10,423,888	622,416	10,423,888	985,492
South China Resources, Inc.	2,775,235	622,624	2,775,235	444,732
Others	11,871,105	11,308,641	11,871,105	11,319,113
	₱241,583,384	₱44,711,774	₱241,576,136	₱76,254,466

As of December 31, 2002 and 2001, the marketable securities are carried at their aggregate market value, which are lower than their aggregate cost of ₱241.6 million. The gross unrealized losses on the decline in market value of marketable securities in 2002 and 2001 amounted to ₱196.9 million and ₱165.3 million, respectively. As of April 24, 2003, the aggregate costs of the portfolio exceeded the aggregate market values by ₱192.0 million.



The details of investments carried under the equity method are as follows:

	December 31, 2002			
	Acquisition Cost	Accumulated Equity in Net Earnings Including Amortization of Goodwill and Net of Dividends	Share in Associate's Revaluation Increment on Land and Land Improvements	Carrying Value
EPHI - 9.02% owned	₱506,944,714	₱93,042,982	₱484,844,431	₱1,084,832,127
Penta Capital - 40% owned	158,648,939	25,234,503	–	183,883,442
Penta Holdings - 15% owned	30,000,000	14,326,713	–	44,326,713
	₱695,593,653	₱132,604,198	₱484,844,431	₱1,313,042,282

	December 31, 2001			
	Acquisition Cost	Accumulated Equity in Net Earnings Including Amortization of Goodwill and Net of Dividends	Share in Associate's Revaluation Increment on Land and Land Improvements	Carrying Value
EPHI - 9.02% owned	₱506,944,714	₱106,518,261	₱485,818,990	₱1,099,281,965
Penta Capital - 40% owned	158,648,939	16,241,501	–	174,890,440
Penta Holdings - 15% owned	30,000,000	17,181,344	–	47,181,344
	₱695,593,653	₱139,941,106	₱485,818,990	₱1,321,353,749

The changes in accumulated equity in net earnings are as follows:

	Balance December 31, 2001	Equity in Net Earnings (Losses) Including Amortization of Goodwill	Dividends	Balance December 31, 2002
EPHI	₱106,518,261	₱19,622,633	(₱33,097,912)	₱93,042,982
Penta Capital	16,241,501	8,993,002	–	25,234,503
Penta Holdings	17,181,344	(604,631)	(2,250,000)	14,326,713
	₱139,941,106	₱28,011,004	(₱35,347,912)	₱132,604,198

On December 14, 2000, EPHI issued new common shares to a stockholder after EPHI's stockholders waived their pre-emptive rights to subscribe to the new common shares. The issuance resulted in a decrease in the Company's proportionate share in the net assets of EPHI from 12.28% to 9.02%. This, however, resulted in a dilution gain amounting to ₱10.7 million and was included in the 2000 statement of income.



The Company's equity in net assets of EPHI exceeded the carrying value of its investment by ₱71.7 million in 2002 and ₱77.7 million in 2001.

The Company recognized its 2002 equity in net earnings of Penta Capital based on the unaudited financial statements of the associate, the audit of which has not yet been completed.

Following is summarized financial information of EPHI, Penta Capital and Penta Holdings (in millions):

	2002			2001		
	EPHI	Penta Capital (Unaudited)	Penta Holdings	EPHI	Penta Capital	Penta Holdings
Total Assets	₱12,932	₱555	₱368	₱13,161	₱526	₱387
Total Liabilities	110	114	117	113	106	118
Net Income (Loss)	151	24	(4)	224	9	(5)

In 2001, Penta Capital and its subsidiary charged directly against retained earnings the additional valuation reserve on the following:

Penta Capital:	
Receivable from customers, net of the related deferred income tax of ₱21,034,965	₱44,699,299
Due from affiliates, net of the related deferred income tax of ₱551,804	1,172,584
Other assets, net of the related deferred income tax of ₱11,430,266	35,552,444
	81,424,327
(Forward)	
PCFC (98.75% owned):	
Receivables from customers, net of the related deferred income tax of ₱712,288	1,513,613
Other assets, net of the related deferred income tax of ₱2,760,820	5,866,741
	88,804,681
Share of minority interest in the adjustment to retained earnings of PCFC	(92,254)
	₱88,712,427

The accounting treatment of recording directly against retained earnings instead of income the additional valuation reserve on certain assets as enumerated above does not conform with accounting principles generally accepted in the Philippines (GAAP).



As of December 31, 2001, HSI (50% owned) has a valuation reserve deficiency on long outstanding due from customers of P8.0 million and the related deferred income tax asset of P2.6 million. Had Penta Capital and its subsidiaries followed GAAP and provided allowance for probable losses on long oustanding due from customers and the related deferred income tax assets, the Company's net loss would have increased and the equity in net earnings of associates and retained earnings would have decreased by P37.6 million in 2001.

In addition, HSI has not completed the reconciliation of the long outstanding difference of about P2.6 million between the general and subsidiary ledgers of due from its customers.

In 2000, Penta Capital subsidiaries, PCFC and HSI, did not recognize additional provision for probable losses of about P4.1 million and P8.8 million, respectively, and their corresponding deferred income tax assets of about P1.3 million and P2.8 million, respectively; and Penta Capital did not recognize allowance for probable losses on the uncollected interest on past due receivables from customers of about P2.8 million and the related deferred income tax asset of about P0.9 million. Had Penta Capital and its subsidiaries recorded the valuation reserves and deferred income tax assets, the Company's equity in net earnings of associates, retained earnings and net income for 2000 would have been decreased by about P4.3 million.

In addition, HSI has not completed the reconciliation of the long outstanding difference of about P1.3 million between the general and subsidiary ledgers of due from its customers.

In 2002, the Company charged directly to the "Unrealized losses on the decline in market value of investments" account, under the stockholders' equity section, the provision for decline in value of its other investments amounting to about P10.1 million. Such accounting treatment does not conform with GAAP. Had the Company followed GAAP, its net loss would have increased and its retained earnings would have decreased by about P10.1 million in 2002.

The undistributed earnings of associates included in the Company's retained earnings amounting to P132.6 million in 2002 and P139.9 million in 2001, based on their financial statements, are not currently available for distribution as dividends unless declared by such associates.

8. Deferred Oil Exploration and Development Costs

The balance of deferred oil exploration and development costs includes interest costs capitalized amounting to about P13.9 million in 2002 and P16.7 million in 2001.

Foreign exchange adjustments capitalized to deferred oil exploration and development costs amounted to P0.4 million in 2002 and P0.5 million in 2001. Such foreign exchange adjustments relate to the Company's loans payable (see Notes 9 and 20).



The full recovery of the deferred oil exploration and development costs incurred in connection with the Company's participation in the acquisition, exploration and development of petroleum concessions is dependent upon the discovery of oil and gas in commercial quantities from the respective petroleum concessions and the success of the future development thereof. The Company has written off the deferred exploration costs incurred for GSEC 87 (Sibutu Block) as of December 31, 2001 amounting to about P10.5 million as it was permanently abandoned when the GSEC expired and no application for renewal was made by the Company.

9. Loans Payable

	2002	2001
Loans from local banks:		
United Coconut Planters Bank	₱67,093,756	₱72,618,730
Development Bank of the Philippines (DBP)	64,799,147	71,995,319
Bank of the Philippine Islands	28,600,000	31,000,000
Rizal Commercial Banking Corporation	28,360,644	27,503,970
Metropolitan Bank and Trust Company (MBTC)	–	60,000,000
	188,853,547	263,118,019
Loans from an associate:		
Penta Capital (see Note 14)	55,450,000	55,450,000
	₱244,303,547	₱318,568,019

a. Loans from local banks

Loans from local banks denominated in U.S. dollars and Philippine peso, are secured by the following:

i. Noncurrent marketable securities and investments in shares of associates with a total market value of ₱223.5 million in 2002 and ₱396.7 million in 2001; and
ii. Mortgage on certain properties of associated companies pursuant to a Mortgage Trust Indenture. The appraised value of the mortgaged properties as determined by an independent qualified appraiser on September 8, 2000 is ₱78.0 million.

Interest is computed on prevailing bank rates, ranging from 11% to 18% in 2002 and 2001, respectively. As of December 31, 2002, unpaid interest amounted to ₱7.6 million. The local banks also charge penalty on unpaid interest ranging from 24% to 36% of outstanding unpaid interest. Management believes the ongoing negotiations will be favorable to the Company and, accordingly, no provisions for these penalty charges were recorded as of December 31, 2002.

On October 21, 2002, the maturity dates of the DBP loan, including all unpaid interest, were extended from June 26, 2002 and December 3, 2002 to February 3, 2003 as covered by the Amendment to the Credit Line Agreement (the Agreement). Also included in the Agreement is the 75% condonation of penalties on past due principal and interest amounting to about ₱3.5 million subject to the full settlement of the liabilities on or before due date. Also provided in the Agreement is the foreclosure of the pledged shares of stock should the Company fail to meet its outstanding liabilities on due date.



On February 3, 2003, the Company was not able to pay its outstanding liabilities except for the interest accruing up to that date. Accordingly, the 75% condonation of penalties was invalidated by DBP on its formal notice dated February 6, 2003. The Company renegotiated for the settlement of the liabilities on April 1, 2003 which provides for six weekly installment payments of the principal and accrued interest beginning April 8, 2003. As of April 24, 2003, the Company has not yet remitted the first installment payment.

In order to meet its outstanding liabilities, the Company together with an affiliate employed an independent financial advisor to determine the fair value of the pledged shares of stock for the purpose of negotiating the possible sale thereof to the same affiliate.

Management believes that the successful sale of the pledged assets will enable it to pay its outstanding liabilities.

On December 26, 2002, MBTC's loan amounting to P60.0 million was refinanced and converted into a five-year term loan (see Note 11). Accordingly, the loan was reclassified to noncurrent liability.

b. Loans from Penta Capital, an associate, have an interest rate of 16.5% per annum. The loan agreement provides for the lump sum payment of principal and interest on the maturity dates of the loans.

10. Accounts Payable and Accrued Expenses

	2002	2001
Trade	P80,083,715	P75,724,678
Accrued expenses	13,473,820	7,906,158
Lease payable	1,202,667	1,990,667
Others	489,869	583,864
	P95,250,071	P86,205,367

11. Long-term Debt

On December 27, 2002, the Company and MBTC entered into an agreement to refinance the maturing short-term loan on December 26, 2002 amounting to P60.0 million. As approved by MBTC's Executive Committee, the short-term loan was converted into a five-year loan, inclusive of a six-month grace period on principal repayments. The principal will be paid in eighteen equal quarterly installments of P3.3 million commencing at the end of the 9th month from the drawdown date. The term loan is fully secured by properties owned by an affiliate.

Interest will be at the prevailing lending rate. MBTC waived the commitment fees and pre-payment penalties on the loan.



12. Capital Stock

The Company's authorized capital stock consists of:

	Number of Shares	Amount
Class A	930,000,000	₱930,000,000
Class B	620,000,000	620,000,000
	1,550,000,000	₱1,550,000,000

The two classes of shares enjoy the same rights and privileges, except that Class A shares shall be issued solely to Philippine nationals while Class B shares may be issued to either Philippine or foreign nationals. The Company's capital stock's most recent registration with the Philippine Stock Exchange was on January 27, 1994. The Company has a total of 11,295 shareholders in 2002 and 12,264 shareholders in 2001.

The details and changes in the Company's issued and subscribed shares are as follows:

	2002		2001	
	Number of Shares	Amount	Number of Shares	Amount
Issued:				
Common Class A				
Balance at beginning of year	785,113,270	₱785,113,270	703,807,256	₱703,807,256
Issuance	97,816,725	97,816,725	81,306,014	81,306,014
Balance at end of year	882,929,995	882,929,995	785,113,270	785,113,270
Common Class B				
Balance at beginning of year	494,849,138	494,849,138	451,402,114	451,402,114
Issuance	104,289,813	104,289,813	43,447,024	43,447,024
Balance at end of year	599,138,951	599,138,951	494,849,138	494,849,138
	1,482,068,946	₱1,482,068,946	1,279,962,408	₱1,279,962,408

	2002		2001	
	Number of Shares	Amount	Number of Shares	Amount
Subscribed:				
Common Class A				
Balance at beginning of year	133,460,859	₱133,460,859	214,766,873	₱214,766,873
Issuance	(97,816,725)	(97,816,725)	(81,306,014)	(81,306,014)
Balance at end of year	35,644,134	35,644,134	133,460,859	133,460,859
Common Class B				
Balance at beginning of year	121,527,175	121,527,175	164,974,199	164,974,199
Issuance	(104,289,813)	(104,289,813)	(43,447,024)	(43,447,024)
Balance at end of year	17,237,362	17,237,362	121,527,175	121,527,175
	52,881,496	₱52,881,496	254,988,034	₱254,988,034

Treasury stock as of December 31, 2001 consists of:

	Number of Shares	Amount
Common Class A	78,016,608	₱40,882,227
Common Class B	42,550,188	22,297,131
	120,566,796	₱63,179,358

The Company sold its treasury stock on February and June 2002 for ₱0.30 and ₱0.24 per share, respectively. Total proceeds from the sale amounted to around ₱35.8 million. The difference between the cost and selling price of the treasury shares amounting to ₱27.4 million was charged to retained earnings.

13. Earnings (Loss) Per Share

Earnings (loss) per share was computed as follows:

	2002	2001	2000
Net income (loss)	(₱14,821,360)	(₱21,137,791)	₱26,297,088
Weighted average number of shares	1,475,208,711	1,414,383,646	1,534,950,442
Earnings (loss) per share	(₱0.01005)	(₱0.01494)	₱0.01713

14. Related Party Transactions

The Company, in the normal course of business, has transactions with affiliates (companies with common shareholders) which principally consist of loans and cash advances. Interest income related to receivables from affiliates amounted to ₱10.7 million in 2002, ₱9.0 million in 2001 and ₱6.0 million in 2000. Interest expense related to loans from an associate amounted to ₱9.7 million in 2002, ₱10.3 million in 2001 and ₱9.8 million in 2000.

Amounts due to/from these related parties are summarized as follows:

	Due from Affiliates		Loans Payable		Acounts Payable and Accrued Expenses	
	2002	2001	2002	2001	2002	2001
United Paragon Mining Corporation	₱23,861,131	₱22,918,395	₱–	₱–	₱126,340	₱–
Vulcan Industrial and Mining Corporation	23,482,663	14,633,801	–	–	–	–
Fil-Energy Corporation	14,251,893	14,251,893	–	–	–	–
Ocean Composite Yacht, Inc. (OCYI)	4,500,000	4,500,000	–	–	–	–
Alakor Corporation	3,695,731	27,689	–	–	3,307,372	744,708
Pacific Rim Export Holdings, Corp. (Primex)	1,114,118	1,114,118	–	–	–	–
Minoro Mining Corp.	1,031,278	1,031,278	–	–	–	–

(Forward)

	Due from Affiliates		Loans Payable		Acounts Payable and Accrued Expenses	
	2002	2001	2002	2001	2002	2001
Alakor Securities Corporation	259,167	252,213	–	–	–	–
Anglo Philippines Holdings Corp	39,563	38,193	–	–	2,227,978	2,227,978
Penta Capital		2,174,162	55,450,000	55,450,000	3,878,371	1,030,425
National Book Store, Inc		–	–	–	11,405,089	818,086
Others	69,029	111,629	–	–	–	–
	₱72,304,573	₱61,053,371	₱55,450,000	₱55,450,000	₱20,945,150	₱4,821,197

Accrued interest receivables on due from affiliates amounted to ₱37.4 million in 2002 and ₱26.7 million in 2001. Management believes that the full amount of receivables from OCYI and Primex are no longer collectible. Accordingly, the Company provided full valuation allowance on its total receivables from OCYI and Primex in 2002.

15. Costs and Operating Expenses

	2002	2001	2000
Petroleum operations (see Note 2)	₱23,972,361	₱24,150,640	₱20,159,825
Depletion (see Note 6)	2,253,647	3,079,928	2,153,866
Personnel (see Note 17)	461,039	526,844	539,749
Professional fees	–	–	198,253
	₱26,687,047	₱27,757,412	₱23,051,693

16. General and Administrative Expenses

	2002	2001	2000
Provision for doubtful accounts	₱9,292,397	₱–	₱–
Personnel (see Note 17)	6,557,359	7,867,150	9,733,553
Depreciation and amortization (see Note 6)	2,151,154	2,008,907	1,815,883
Communication, light and power	1,616,992	1,187,039	823,875
Dues and subscription	1,533,750	1,648,353	1,467,137
Taxes and licenses	938,134	1,080,362	984,762
Outside services	686,351	556,900	973,702
Repairs and maintenance	598,463	700,798	1,318,754
Insurance	203,432	166,940	227,148
Supplies	132,866	174,141	138,763
Entertainment, amusement and recreation	85,388	60,205	47,458
Advertising	46,766	404,206	20,132
Others	1,065,092	812,916	966,851
	₱24,908,144	₱16,667,917	₱18,518,018

17. Personnel Expenses

	2002	2001	2000
Salaries and wages	₱5,217,460	₱6,769,690	₱7,068,243
Employees' benefits	1,547,922	1,363,437	2,957,336
Social expenses	253,016	260,867	247,723
	₱7,018,398	₱8,393,994	₱10,273,302

18. Income Taxes

The components of net deferred tax assets consist of:

	2002	2001
Current:		
Allowance for doubtful accounts	₱2,973,567	₱–
Less valuation allowance	2,973,567	–
	₱–	₱–
Noncurrent:		
NOLCO	₱33,252,571	₱32,162,766
MCIT	1,365,682	1,420,266
	34,618,253	33,583,032
Less valuation allowance	34,618,253	33,583,032
	₱–	₱–

Management believes that the Company will not be able to realize the benefit of the deferred income tax assets in the future. Accordingly, a 100% valuation allowance was provided.

The provision for income tax consists of:

	2002	2001	2000
MCIT	₱311,371	₱476,808	₱577,503
Final taxes on interest income and others	20,983	61,689	40,600
	₱332,354	₱538,497	₱618,103

As of December 31, 2001, the Company has NOLCO and MCIT that can be claimed as deductions from future taxable income as follows:

Year Incurred	Applicable up to	NOLCO	MCIT
2000	2003	₱23,108,401	₱577,503
2001	2004	46,767,577	476,808
2002	2005	34,038,306	311,371



19. Commitments and Contingencies

The Company's share in the exploration and development expenditures in the SCs and GSECs mentioned in Note 2 is approximately $1.1 million (P57.9 million) in 2003.

20. New Accounting Standards Effective Subsequent to 2002

The Accounting Standards Council has approved the following accounting standards which will be effective subsequent to 2002:

- SFAS No. 21/IAS No. 21, *Changes in Foreign Exchange Rates*, which provides restrictive conditions for the capitalization of foreign exchange losses. The Company will adopt SFAS No. 21/IAS No. 21in 2005 and is currently in the process of estimating the probable effect of adoption.

- SFAS No. 38/IAS No. 38, *Intangible Assets*, which establishes the criteria for the recognition and measurement of intangible assets. Intangible assets that are recognized should be amortized generally over 20 years. The new standard also requires that expenditures on research, start-up, training, advertising and relocation be charged to expense as incurred. The Company will adopt SFAS No. 38/IAS No. 38 in 2003 and is currently in the process of estimating the probable effect of adoption.

- SFAS No. 37/IAS No. 37, *Provisions, Contingent Liabilities and Contingent Assets*, which provides the criteria for the recognition and bases for measurement of provisions, contingent liabilities and contingent assets. It also specifies the disclosures that should be included with respect to these items. The Company will adopt SFAS No. 37/IAS No. 37 in 2003 and, based on current estimates, does not believe the effect of adoption will be material.

- SFAS No. 10/IAS No. 10, *Events After the Balance Sheet Date*, which prescribes the accounting and disclosure related to adjusting and non-adjusting subsequent events. The Company will adopt SFAS No. 10/IAS No. 10 in 2003 and, based on current estimates, does not believe the effect of adoption will be material.

- SFAS No. 17/IAS No. 17, *Leases*, which prescribes the accounting policies and disclosures to apply to finance and operating leases. Finance leases are those that transfer substantially all risks and rewards of ownership to the lessee.

  A lessee is required to capitalize finance leases as assets and recognize the related liabilities at the lower of the fair value of the leased asset and the present value of the minimum lease payments. The lessee should also depreciate the leased assets. On the other hand, the lessee shall expense operating lease payments.

  The Company will adopt SFAS No. 17/IAS No. 17 in 2004 and, based on current estimates, does not believe the effect of adoption will be material.



FINAL LIST OF CANDIDATES
FOR ELECTION AS INDEPENDENT DIRECTOR

(A) Candidates for Election as Independent Director

(1) Identity, names and ages of candidates for election as Independent Director

Name	Age	Current Position	Period of service as such From	To
Honorio A. Poblador III	57	Director	18 Nov 1992	2002
		Independent Director	2002	Present
Teodoro L. Locsin, Jr.	54	Director	29 Nov 1988	2002
		Independent Director	2002	Present

Directors elected in the Annual Meeting of Stockholders have a term of office of one (1) year and serve as such until their successors are elected and qualified in the next succeeding Annual Meeting of Stockholders; *provided*, that a director who was elected to fill in a vacancy arising in the Board shall only serve the unexpired portion of his predecessor.

Business Experience During the Past Five (5) Years of Candidates for Independent Directors

Mr. Honorio A. Poblador III is an Independent Director of the Company. For the past five (5) years, he has served as a director and/or executive officer, and maintained business interests, in companies involved in telecommunications, property development and diversified holdings, among others.

Mr. Teodoro L. Locsin, Jr. is an Independent Director of the Company. For the past five (5) years, he has served as a director and/or executive officer in companies involved in food and beverage, banking services and chemicals, publisher/editor of newspapers and other allied publications, producer/host of commentaries and investigative reports on television, and currently a member of the House of Representative of Congress, among others.

Candidates for Independent Director with directorship(s) held in reporting companies

Honorio A. Poblador III	*Alsons Consolidated Resources, Inc.* *Philippine Comm. Satellite Corp.*	*Phil. Overseas Telecomm. Corp.*
Teodoro L. Locsin, Jr.	*Independent Daily News, Inc.* *GSIS Mutual Fund*	*L-R Publications, Inc.*

(3) Family Relationships

The candidates for election as independent directors of the Company are NOT related by consanguinity or affinity, either with each other or with any other member of the Company's Board of Directors.

(4) Involvement in Certain Legal Proceedings

The Company is not aware of: (1) any bankruptcy petition filed by or against any business of which an independent director, person nominated to become an independent director of the Company was a general partner or executive officer either at the time of the bankruptcy or within two (2) years prior that time; (2) any conviction by final judgment in a criminal proceeding, domestic or foreign, or being subject to a pending criminal proceeding, domestic or foreign, excluding traffic violations and other minor offenses of any independent director, person nominated to become an independent director; (3) any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, domestic or foreign, permanently or temporarily enjoining, barring, suspending or otherwise limiting the involvement in any type of business, securities, commodities or banking activities an independent director, person nominated to become an independent director of the Company; and, (4) judgment against an independent director, person nominated to become an independent director of the Company found by a domestic or foreign court of competent jurisdiction (in a civil action), the Philippine Securities and Exchange Commission or comparable foreign body, or a domestic or foreign exchange or electronic marketplace or self-regulatory organization, to have violated a securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

There had been NO transaction during the last two years, nor is any transaction presently proposed, to which the Company was or is to be a party in which any independent director of the Company, or nominee for election as an independent director, or any member of the immediate family (including spouse, parents, children, siblings, and in-laws) of any of the foregoing persons had or is to have a direct or indirect material interest. In the ordinary and regular course of business, the Company had or may have transactions with other companies in which some of the foregoing persons may have an interest.

(C) Security Ownership of Candidates for Independent Directors

The candidates for independent directors own the following number of voting shares as of the Record Date (28 February 2003):

Title of Class	Name of beneficial owner	Amount or nature of Beneficial ownership	Percent Of class
Total A & B	Honorio A. Poblador III	299,000	0.019%
Total A & B	Teodoro L. Locsin, Jr.	804	< 0.010%

As of the Record Date, the aggregate number of shares owned by the candidates for election as independent director is 299,804 shares, or approximately 0.01953% of the Company's outstanding capital stock.

Voting Trust Holders of 5% or More

The candidates for election as independent director do not hold more than 5% of any class of the Company's securities under a voting trust or similar agreement.

Changes in Control

The election of independent directors will not result in a change in control of the Company. NO change in the membership of the Company's Board of Directors has occurred since the last Annual Meeting of Stockholders held last 26 June 2002.

THE PHILODRILL CORPORATION

MINUTES
OF THE
ANNUAL MEETING OF STOCKHOLDERS

Held on 26 June 2002, 2:30 p.m.
at the Alakor Conference Room, 9th Floor Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City

Number of Shares Issued and Outstanding	:	1,414,383,646
Shares represented in person and by proxies	:	721,411,292
Percentage of Attendance	:	51.01%

I. CALL TO ORDER AND PROOF OF SERVICE OF NOTICE

The Chairman of the Board welcomed the stockholders to the 2002 Annual Meeting (the "Meeting") and called the meeting to order at 2:40 p.m.. He requested the Secretary for proof that the required notices for the present Annual Meeting of Stockholders (the "Meeting") were duly sent to all stockholders of record as of 28 February 2002 (the "Record Date"), who are entitled to notice of and to vote at the Meeting, in accordance with the Amended By-Laws of the Company.

For the purpose of providing proof that the required notices for the Meeting were duly sent to stockholders in accordance with the Company's Amended By-Laws, the Secretary said that he has executed an Affidavit stating that in accordance with Section 3, Article I of the Company's Amended By-Laws, notices containing the date, time, place and agenda of the Meeting were sent by mail on 24 May 2002 and/or by personal delivery through a messengerial company on 24 and 30 May 2002, or at least one (1) month prior to the date of the Meeting, to each stockholder as of the Record Date who are entitled to notice of and to vote at the Meeting, at the address given by such stockholder to the Office of the Corporate Secretary and appearing in the corporate registry.

Notices of the Meeting were also published in the 19 and 22 June, 2002 issues of the Manila Bulletin, a newspaper of general circulation in the Philippines, specifying the date, time, place, and agenda of the Meeting.

The Certification executed by an authorized officer of the messengerial company utilized for the purpose, and the Affidavit of Publication executed by the authorized officer of the Manila Bulletin is attached to the Secretary's Affidavit.

The Chairman directed the Secretary to file his Affidavit with the Minutes of the Meeting.



II. CERTIFICATION OF THE PRESENCE OF QUORUM

The Chairman inquired from the Secretary whether or not a quorum is present for the transaction of business at the Meeting.

The Secretary replied that, as of the Record Date, out of the Company's issued and outstanding shares of 1,414,383,646 shares, there are present in person and/or represented by proxies 721,411,292 shares or 51.01% thereof. On the basis of the registered attendance, the Secretary certified the presence of a quorum for the transaction of business as may properly come at the Meeting.

III. READING AND APPROVAL OF THE MINUTES OF THE LAST ANNUAL MEETING OF STOCKHOLDERS

The Chairman announced that the next item in the Agenda is the reading and approval of the Minutes of the last Annual Meeting of Stockholders held on 27 June 2001, the original copy of which was made available for inspection at the Office of the Corporate Secretary and copies of which were sent to stockholders together with the proxy materials and/or have been inserted in the 2001 Annual Report furnished to each stockholder present as they came into the Meeting.

The Chairman asked if there are any questions regarding the Minutes of the last Annual Meeting of Stockholders. There being none, a stockholder moved that the reading of the Minutes of the Annual Meeting of Stockholders held last 27 June 2001 be dispensed with and that said Minutes, as it appears recorded in the Minutes Book of the Company, be confirmed, ratified and approved. The motion was duly seconded and, there being no objections, the Chairman declared the motion approved.

IV. REPORT OF THE BOARD OF DIRECTORS

The Chairman announced that the next item in the Agenda is the Report of the Board of Directors. He then requested the Vice President for Exploration, Mr. Francisco A. Navarro, to present the Exploration Report.

A. EXPLORATION REPORT

The following exploration report highlights the milestones achieved in the Company's exploration areas and updates the matters reported and embodied in the Company's 2001 Annual Report distributed to the stockholders.

In ***Service Contract ("SC") No. 6A (Octon)***, the Company entered into a Memorandum of Understanding ("MOU") with Rock Oil International, Inc. ("ROII") last February 2001 for a farm-out covering the northern half of the block where previous drillings have confirmed the presence of hydrocarbons in the Saddle Rock, Esperanza and Malajon wells. ROII has started to take delivery of the 3D seismic data to commence their evaluation. The results of the study are expected within the second half of 2002 and, if favorable, ROII's farm-in will be finalized. Possible well drilling is scheduled sometime in 2003.

In ***Service Contract ("SC") No. 6B (Cadlao)***, it is believed that the field still contains residual reserves of around 4.0 MM barrels of oil (MMBO) which could be tapped using low-cost production technology. However, the proposal of Chuan Hup, a Singapore marine transport contractor, to finance the costs of a feasibility study on the viability of resuming production from the Cadlao field was temporarily deferred.

In ***Service Contract ("SC") No. 14 (Nido/Matinloc/North Matinloc)***, as of 31 December 2001, cumulative Nido production stood at 149,482 barrels, while Matinloc has produced 169,763. Combined production to date is 309,251 barrels. The average selling price was between $11 - $12 per barrel.

The consortium has been in contact with Shell Philippine Exploration (SPEX) involving a possible farm-in to Block C, specifically the Galoc and West Linapacan oilfields. UNOCAL also expressed interest in SC 14. Both firms are undertaking their studies preparatory to making a farm-in proposal in the block. Galoc and West Linapacan are viewed by their explorationists as good candidates for field re-development.

In ***Service Contract ("SC") No. 41 (Sulu Sea)***, the Company has received the post-drilling results of the Wildebeest-1 well, the interpretation of which has improved the chances for another target, the Rhino Prospect located in Block A where Philodrill is a participant. The Rhino Prospect consists of two (2) fault-closed structures identified as the East and West Rhino prospects. The East and West Rhino both have a 50% probability of success and sizes of 5,000 acres and 6,5000 acres respectively. However, because of the withdrawal of two (2) major parties, MMC and Preussag of Germany, UNOCAL deferred to commit to drill a well in the meantime and instead has embarked on farmout campaign. It is currently negotiating for a farm-in into the block at favorable terms that will give all parties a full carry on the Rhino well drilling. The Rhino prospect is scheduled for drilling in the year 2003. The Company's total equity in SC 41 Block A now stands at 9.03%.



In *Geophysical Survey & Exploration Contract ("GSEC") No. 75 (Central Luzon)*, two (2) prospects were considered for drilling last year: the Victoria-3 target proposed by farminee, PNOC-EDC, and the East San Agustin which was proposed by the consortium. The DOE ruled in favor of PNOC-EDC. Victoria-3 was spudded on December 1, 2001 and conducted three (3) drill stem tests, the well-flowed minor amounts of gas during tests but failed to produce significant hydrocarbons. Subsequently, the well was plugged and abandoned in March 11, 2002. The well reached a final depth of 9,006 feet.

In exchange for the drilling of the consortium's commitment well, PNOC-EDC gained operatorship of the block as well as the participating interests of original consortium members. Non-participating partners, including Philodrill, were given a buy-back option under certain terms and conditions. This option has not been exercised to-date.

In *Geophysical Survey & Exploration Contract ("GSEC") No. 91 (Southwest Palawan)*, the previous contract expired in September 2000 and the application for a replacement GSEC was submitted to the Department of Energy (DOE), with Shell Philippines Exploration, B.V. (SPEX) as new block operator. Trans-Asia, the previous operator, had signified intention to continue exploring the area. The Company's equity participation in GSEC 91 stands at 1.9%.

In *Geophysical Survey & Exploration Contract ("GSEC") No. 98 (Onshore Mindoro)*, the Company continues with the evaluation of the block. Geological models have been developed to better understand the number of prospects that have been identified. Exploration works, including attempt to bring in a drilling contractor, suffered delays due to continuing and heightened security threats posed by armed groups and intransigent NGOs in the area. The DOE granted a second one-year extension of the contract term until June 2002. Because of the difficult access in the area, the Consortium requested for further extension of the contract term to complete all obligations, including drilling. The request is still pending with the DOE and will be acted upon soon. The delay is due to the changes in DOE's personnel.

SWAN BLOCK, NW PALAWAN (under GSEC Application), is a combination of four (4) major blocks located in deepwater Northwest Palawan. The application for a new GSEC was filed with the DOE last April 2001. For much of last year, technical presentations were made to companies invited by UNOCAL for possible farm-in into the block. UNOCAL remains bullish about the area and continues with more aggressive pursuit of farm-out this year with possible drilling in 2003.





The Chairman then requested the Vice President for Finance and Administration, Mr. Reynaldo E. Nazarea, to present the Financial Report.

B. FINANCIAL REPORT

Mr. Nazarea stated that the Financial Report consists of a summary of the Company's financial performance for 2001 as compared to 2000, to be followed by a summary of the Company's interim operating results as of the end of May 2002. The details of the Company's audited financial statements are contained in the 2001 Annual Report which has been distributed to the stockholders. Compared with the figures for year 2000, the financial highlights for the calendar year ended 31 December 2001 were presented as follows:

	(Pesos in Millions)	
	Dec. 31, 2001	Dec. 31, 2000
FOR THE YEAR		
Investment income	29.4	43.6
Revenues from Petroleum Operations	35.1	44.1
Interest and other income	13.3	14.2
Net Income (Loss)	(21.1)	26.3
AS OF END OF YEAR		
Total Assets	2,617.3	2,614.4
Total Liabilities	411.3	430.6
Net Worth	2,206.0	2,183.8
Authorized Capital	1,550.0	1,550.0
Issued and Subscribed Capital	1,534.9	1,534.9

The Company's investment income in year 2001 amounted to ₱29.4 Million compared to ₱43.6 Million in year 2000 for a decline of about ₱14 Million or 33%. Total petroleum revenues in 2001 amounted to ₱35.1 Million as against ₱44.1 Million in year 2000, representing a decrease of ₱9 Million or 20%. There is a relatively minor change in the Company's other income from ₱14.2 Million in 2000 to ₱13.3 Million in 2001. However, there is a deep turnaround in the Company's operating results from a net income of ₱26.3 Million in 2000 to a net loss of ₱21.1 Million in 2001.

Total assets in 2001 were at the same level as it was in 2000 standing at about ₱2.6 Billion. Total liabilities in 2000 amounted to ₱430.6 Million as against ₱411.3 Million in 2001, a decline of about ₱19.3 Million.



With regard to stockholders' equity, there was an increase of ₱22.2 Million from ₱2,183.8 Million in 2000 to ₱2,206.0 Million in 2001. Issued and subscribed Capital stood at the same level from year 2000 to 2001.

Based on the audited financial statements of the Company, the 2001 and 2000 comparative income statements were presented as follows:

	(Pesos in Millions)	
	Dec. 31, 2001	Dec. 31, 2000
REVENUES		
Petroleum Operations	35.1	44.1
Equity in Earnings of Affiliates	29.4	32.9
Interest, Dividends & Other Income	13.3	14.2
Dilution Gain	-	10.7
Total Revenues	77.8	101.9
COSTS AND EXPENSES		
Depletion & other production costs	27.8	23.1
General & Administrative	16.7	18.5
Interest, foreign exchange & other charges	43.4	33.4
Abandonment Losses	10.5	-
Total Costs and Expenses	98.4	75.0
NET INCOME (LOSS) after tax	(21.1)	26.3

Petroleum operations suffered a decline of about ₱9 Million from ₱44.1 Million in 2000 to ₱35.1 Million in 2001. The decrease in petroleum operations was accounted for by the decline in petroleum output of the producing fields, Nido and Matinloc. Another contributory factor was the lower crude oil prices which prevailed in 2001.

With regard to the equitized earnings from affiliates, there was a decline of ₱3.5 million from ₱32.9 Million in 2000 to ₱29.4 Million in 2001. The main reason for the decline was the net loss posted by one of our investee companies, Penta Capital Holdings, Inc. (PCHI) in which the company owns 15%. PCHI posted a net loss of ₱5.2 Million in 2001.



In year 2000, there was dilution gain of ₱10.7 Million relating to the Company's investment in Edsa Properties Holdings, Inc. (EPHI). This gain resulted from the Company's waiver of its pre-emptive rights over the EPHI shares issued in exchange for a 23.5% equity in KSA Realty which owns the Enterprise Center building in Makati. There was no such gain in year 2001.

With regard to other income, there was only a relatively minor decline from ₱14.2 Million in 2000 to ₱13.3 Million in 2001.

With regard to the costs and expenses for 2001, petroleum-related costs amounted to ₱27.8 Million in 2001 compared to ₱23.1 Million in 2000, an increase of about ₱4.7 Million. There were two (2) factors behind the increase. There was an increase in the depletion expense, which is actually a non-cash cost, owing to a recalculation of the oil reserves in the producing fields, giving rise to an upward movement in the depletion rate per unit. The cash component of the production cost likewise showed an increase of ₱3.8 Million.

General and Administrative expenses decreased to ₱16.7 Million in 2001 compared to ₱18.5 Million in 2000, for a decline of ₱1.8 Million. This is mainly due to the Management's efforts to bring down overhead expenses.

With regard to interest expense, there was an increase of ₱10 Million from ₱33.4 Million to ₱43.4 Million due to the higher cost of borrowings in year 2001. Finally, as part of the Company's costs and expenses in 2001, there is a non-recurring expense item which was not present in year 2000. This is the abandonment loss of ₱10.5 Million relating to the write-off of the deferred costs for the Sibutu project under GSEC No. 87. The contract expired last July 31, 2001 and the consortium opted not to extend or renew the contract upon the recommendation of the Company's technical group.

With a lower revenue level and higher costs and expenses as previously explained, the Company thus incurred a loss of ₱21.1 Million in year 2001. The amount of the loss can be considered relatively manageable because of the fact that the Company's retained earnings position is still more than ₱400 million.

Based on the Company's audited financial statements, the comparative balance sheets for the calendar years 2001 and 2000 were presented as follows:

	(Pesos in Millions)	
	Dec. 31, 2001	Dec. 31, 2000
Current Assets	118.6	106.0
Property & Equipment (Net)	295.7	292.8
Investments	1,417.9	1,439.2
Deferred oil exploration & development cost	783.4	774.0
Other Assets	1.7	2.4
TOTAL ASSETS	2,617.3	2,614.4
Liabilities	411.3	430.6
Stockholders' Equity	2,206.0	2,183.8
TOTAL LIABILITIES and STOCKHOLDERS' EQUITY	2,617.3	2,614.4

Total assets stood practically unchanged at ₱2.6 Billion on a year-end-to-year-end basis. However, current assets increased by ₱12.6 Million from ₱106.0 Million in 2000 to ₱118.6 Million in 2001, property & Equipment increased by ₱2.9 Million from ₱292.8 Million in 2000 to ₱295.7 Million in 2001. Deferred costs related to exploration projects increased by ₱9.4 million from ₱774.0 Million in 2000 to ₱783.4 Million in 2001. However, the increases in these items were cancelled out by a ₱21.3 Million decline in the investment account from ₱1.439 Billion to ₱1.417 Billion. The decline was caused by the decrease in the level of equitized earnings from our affiliates and the company's booking of a portion of the additional loan valuation reserves that Penta Capital investment had been constrained to provide for in its books in compliance with recent Central Bank circulars. Since Philodrill owns 40% of Penta Capital, we had to book our corresponding share in this additional valuation reserve.

Liabilities and stockholders equity had a downward movement of about ₱19 Million from ₱430.6 Million in year 2000 to ₱411.3 Million in year 2001. Stockholders' equity increased by ₱22.2 Million in 2000 to ₱2.206 Billion. The primary factor behind this was the additional paid up capital that was generated from the subscription calls that the company made in year 2001.

A summary of the financial performance of the Company's affiliates for 2001 was then presented, as follows:

	(Pesos in Millions)	
	Gross Revenues	Net Income (Loss)
Penta Capital Investment Corp. (40% owned)	95.5	9.0
Penta Capital Holdings, Inc. (15% owned)	4.8	(5.2)
EDSA Property Holdings, Inc. (9.85% owned)	605.3	223.5

The interim financial results of the Company as of the end of May 2002 were then presented to give an updated picture of the Company's operating results for the first five (5) months of 2002. The comparative interim financial statements for the first five (5) months of 2002 and 2001 are as follows:

	(Pesos in Millions)	
	May 31, 2002	May 31, 2001
REVENUES		
Petroleum Operations	9.8	18.0
Equity in Earnings of Affiliates	11.6	14.3
Interest, Dividends & Other Income	4.8	3.3
Total Revenues	26.2	35.6
COSTS AND EXPENSES		
Depletion & Other Production Costs	10.9	11.9
General & Administrative	6.7	7.2
Interest, Foreign Exchange & Other Charges	15.9	14.7
Total Costs & Expenses	33.5	33.8
NET INCOME (LOSS)	(7.3)	1.8

Total revenues for the first five (5) months of 2002 amounted to ₱26.2 Million, down by about ₱9.4 Million compared to ₱35.6 Million in 2001. The major decline occurred in petroleum operations from ₱18.0 Million in 2001 to ₱9.8 Million in 2002. This is due to a combination of lower production volume and crude oil prices. With regard to the investee companies, there is a lower level of profitability in the first five months of 2002 compared with the same period in 2001. Regarding costs and expenses, while petroleum expenses and general overhead showed a downward trend, this was offset by an increase in interest and debt-related costs. Thus, primarily because of the decline in revenues with the



level of expenses hardly changed, taking out the expenses from revenues for the first five months of the year shows a loss of ₱7.3 Million for the first five months of 2002 compared to a ₱1.8 Million income for the same period in 2001.

The comparative balance sheets for the first five (5) months of 2002 and 2001 were then presented as follows:

	(Pesos in Millions)	
	May 31, 2002	May 31, 2001
Current Assets	137.9	106.2
Property & Equipment (Net)	296.3	293.4
Investments	1,403.8	1,446.9
Deferred Oil Exploration & Development Costs	790.5	781.6
Other Assets	1.4	2.1
TOTAL ASSETS	2,629.9	2,630.2
Liabilities	426.1	438.6
Stockholders' Equity	2,203.8	2,191.6
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY	2,629.9	2,630.2

As of May 31, 2002, the Company's total assets stood at the same level as it was in 2001 amounting to ₱2.63 Billion. Again, there was an upward movement in the current assets, property and equipment and oil exploration project costs but this was cancelled out by the decline in investment account which was due to the Company's equitizing as of the end of 2001 of the additional loan provisions which were booked by Penta Capital Investment.

Total Liabilities and stockholders equity as of May 31, 2002 and 2001 is at the same level. However, with regard to liabilities, there is a decline of about ₱12.5 million to ₱426 million as of the end of May while regarding stockholders' equity, there is an increase of ₱12.2 million. This was due to the increased paid up capital that was generated.

The Chairman summarized that the Company is still a natural resource company presently generating ₱30 or ₱40 million a year from oil production. This revenue level could dramatically increase by year 2005 should Unocal proceed with the full-blown development of the Galoc oilfield. We likewise hope that our farm-out efforts regarding



our other oil projects will come into fruition The Company's investment in EPHI continues to do very well. The company remains profitable, and has a very good cash and stock dividend record. Penta Capital is also a good investment, with steady profitability and a good track record of the projects competed. The company hopes to recover from the downturn in the investment banking business as a result of the financial crisis. Atlas Mining's financial rehabilitation program is ongoing.

The Chairman then opened the floor to the stockholders for questions and/or clarifications on the exploration and financial reports presented. After the discussions, a stockholder moved for the approval of the following resolutions:

> "**RESOLVED**, That the Annual Report of the Company covering the calendar year ending 31 December 2001, which includes the Company's Audited Financial Statements, as well as all the Minutes of the Meetings of the Board of Directors for the said period and all acts and resolutions of the directors and officers of the Company up to the date of this Meeting be confirmed, ratified, and approved;
>
> "**RESOLVED FURTHER**, That the Company's continued engagement in any and all its secondary purposes under its Articles of Incorporation, as amended, particularly in oil exploration, development and allied activities, as the Board of Directors may determine to be in the best interests of the Company has the full support, encouragement and authorization of its stockholders."

The motion having been seconded and there being no objections, the Chairman declared the motion carried and the resolution approved.

V. APPOINTMENT OF EXTERNAL AUDITORS

The next item for consideration is the appointment of external auditors for the Company for the calendar year, 2002. The Chairman inquired if there are nominees for appointment as external auditors of the Company.

A stockholder nominated the auditing firm of SyCip Gorres Velayo & Co. for appointment as the Company's external auditors for the calendar year ending 31 December 2002. The nomination was duly seconded.

There being no other nominees, the nominations were, upon motion duly made and seconded, closed. The Chairman then declared SyCip Gorres Velayo & Co. duly appointed as the Company's external auditors for the calendar year ending 31 December 2002.



VI. ELECTION OF DIRECTORS

The Chairman announced that the next item in the Agenda is the appointment of election inspectors. He suggested that the same be deferred in the meantime and, if there is no election contest, to dispense with the appointment of election inspectors. There being no objections, the Chairman declared the table open for the nomination of directors.

A stockholder nominated the following to compose the Board of Directors of the Company, to serve as such for one (1) year and until their successors shall have been duly elected and qualified in the next annual meeting of stockholders in 2003:

1. ALFREDO C. RAMOS
2. HENRY A. BRIMO
3. GERARD H. BRIMO
4. PRESENTACION S. RAMOS
5. AUGUSTO B. SUNICO
6. MAXIMO G. LICAUCO III
7. TEODORO L. LOCSIN, JR.
8. NICASIO I. ALCANTARA
9. HONORIO A. POBLADOR III

The Chairman then asked if there are other nominations. There being none, upon motion duly made and seconded, the nomination for the Board of Directors was closed. There being no objection to the closing of the nomination and considering that there are only nine (9) nominees to the nine-member Board, the Chairman directed the Secretary to cast all votes in favor of all the nominees to the Board of Directors and, thereafter, declared the above-named nominees as the duly-elected directors of the Company. The Chairman then introduced the duly elected directors present in the Meeting to the stockholders.

VII. ADJOURNMENT

The Chairman inquired if there are other matters which the stockholders would want to discuss in the Meeting. There being no further matters to discuss, upon motion duly made and seconded, the Meeting was adjourned at 3:55 p.m.

Certified Correct :

ADRIAN S. ARIAS
Secretary of the Meeting

Attest:

ALFREDO C. RAMOS
Chairman of the Meeting

REPUBLIC OF THE PHILIPPINES)
CITY OF MANDALUYONG, M.M.) S.S.

SUBSCRIBED AND SWORN to before me this ____ day of April 2003 at Mandaluyong City, affiants exhibited to me their respective Community Tax Certificates, as follows:

Name	Community Tax Certificate No.	Date/Place Issued	
ALFREDO C. RAMOS	13540172	January 16, 2003	- Manila
ADRIAN S. ARIAS	02920518	January 7, 2003	- Mandaluyong City

Doc. No. 246 ;
Page No. 49 ;
Book No. 171 ;
Series of 2003.

[illegible] MORALES
[illegible] MANDALUYONG CITY

02-asm.doc
/asa

FILE NO. 82-2579



THE PHILODRILL CORPORATION
QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY, PHILIPPINES
TEL. NOS. 631-1801 TO 05 ; 631-8151/52 ; FAX: (632) 631-8080 , (632) 631-5310

CENTRAL RECEIVING UNIT Received by:
2002 AUG 8 AM 10/16

SEC REG. NO. 38683

7 August 2002

SECURITIES & EXCHANGE COMMISSION
SEC Bldg., E. delos Santos Avenue
Mandaluyong City

Gentlemen:

In compliance with Section 36 of the Revised Securities Act and on the basis of the certification of our transfer agent, I hereby certify that there have been no movement during the month of **July, 2002** in the direct or indirect beneficial ownership of the capital stock of the capital stock of THE PHILODRILL CORPORATION, classified as "common stock" with par value of one peso (₱1.00) per share, of Directors, Officers or any stockholder of the company owning five per cent (5%) or more of the paid-up capital of this Corporation, with the exception of that of ALAKOR SECURITIES CORPORATION, as per transfer agent's report.

Very truly yours

ADRIAN S. ARIAS
Corporate Secretary

Cc.: *Philippine Stock Exchange*
Fidelity Stock Transfers, Inc.
File


FIDELITY STOCK
TRANSFERS, INC.
08 AUG 2002



FIDELITY STOCK TRANSFERS, INC.
3/F Vernida 1 Condo, 120 Amorsolo St., Legaspi Village
Makati City, Philippines Fax No 818-1038
Telephone Nos 818-2370 • 818-8668 • 813-2977

JCS/DGM-02-228

August 02, 2002

THE PHILODRILL CORPORATION
9th Flr., Quad Alpha Centrum
125 Pioneer St., Mandaluyong City

Attn: **ATTY. ADRIAN S. ARIAS**
Corporate Secretary

Subj: **Beneficial ownership of your Directors Officers & Stockholders owning 5% or more**

Dear Sirs:

Please be informed that during the month of July 2002 there has been movement of common stock registered in our books in the name of **PCD Nominee Corporation**.

PCD reported to us on August 01, 2002 that **Alakor Securities Corporation**, a PCD participant had a total of 154,225,413 equivalent to 10.05% of the total issued and outstanding shares of The Philodrill Corporation as of July 31, 2002.

Please request **Alakor Securities Corporation** to accomplish and file the enclosed report directly with Securities and Exchange Commission in five (5) copies on or before 10 August 2002.

If there has been movement in the books of any of your officers, directors and other stockholders owning 5% or more of the total issued and outstanding shares please request them to file the report as required under Securities Regulation Code.

A copy of each SEC report must likewise be filed with Philippine Stock Exchange.

Thank you.

Very truly yours,

JENNY C. SERAFICA
VP/Gen. Manager

Encl: a/s

/dgm

SECURITIES AND EXCHANGE COMMISSION
Metro Manila, Philippines

FORM 23-B

☐ Check box if no longer subject to filing requirement

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 23 of the Securities Regulation Code

1. Name and Address of Reporting Person	2. Issuer Name and Trading Symbol		7. Relationship of Reporting Person to Issuer (Check all applicable)
ALAKOR SECURITIES CORPORATION (Last) (First) (Middle)	THE PHILODRILL CORPORATION		___ Director X 10% Owner
9/Flr., Quad Alpha Centrum (Street)	3. Tax Identification Number	5. Statement for Month/Year: July 31, 2002	___ Officer (give title below) ___ Other (specify below)
125 Pioneer Street (City) (Province) (Postal Code)	4. Citizenship: Filipino	6. If Amendment, Date of Original (Month/Year)	
Mandaluyong City			

Table 1 - Equity Securities Beneficially Owned

1. Class of Equity Security	2. Transaction Date (Month/Day/Year)	4. Securities Acquired (A) or Disposed of (D) Amount	(A) or (D)	Price	3. Amount of Securities Beneficially Owned at end of Month	4. Ownership Form: Direct (D) or Indirect (I) *	6. Nature of Indirect Beneficial Ownership
Common Shares							
Class "A" & "B"	as reported by PCD Nominee Corp. for the month of July 2002.				154,225,413	10.05%	PCD Nominee Corporation

Reminder: Report on a separate line for each class of equity securities beneficially owned directly or indirectly.

(Print or Type Responses)

* (1) A person is directly or indirectly the beneficial owner of any equity security with respect to which he has or shares:
  - (A) Voting power which includes the power to vote, or to direct the voting of, such security; and/or
  - (B) Investment power which includes the power to dispose of, or to direct the disposition of, such security.
* (2) A person will be deemed to have an indirect beneficial interest in any equity security which is:
  - (A) held by members of a person's immediate family sharing the same household;
  - (B) held by a partnership in which such person is a general partner;
  - (C) held by a corporation of which such person is a controlling shareholder; or
  - (D) subject to any contract, arrangement or understanding which gives such person voting power or investment power with respect to such securities.

FORM 23-B (continued)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., warrants, options, convertible securities)

1. Derivative Security	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Yr)	4. Number of Derivative Securities Acquired (A) or Disposed of (D)		5. Date Exercisable and Expiration Date (Month/Day/Year)		6. Title and Amount of Underlying Securities		7. Price of Derivative Security	8. No. of Derivative Securities Beneficially Owned at End of Month	9. Ownership Form of Derivative Security; Direct (D) or Indirect (I) *	10. Nature of Indirect Beneficial Ownership
			Amount	(A) or (D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares				

Explanation of Responses:

ALAKOR SECURITIES CORPORATION
Signature of Reporting Person

AUG. 02, 2002
Date

Intentional misstatements or omissions of facts is a Criminal Violations under the SRC.

Note: File five (5) copies of this form, one of which must be manually signed by the reporting person, otherwise, attach a copy of a Special Power of Attorney authorizing such other person to sign in behalf of the reporting person.

Attach additional sheets if space provided is insufficient.



THE PHILODRILL CORPORATION
QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY, PHILIPPINES
TEL. NOS. 631-1801 TO 05 ; 631-8151/52 ; FAX: (632) 631-8080 , (632) 631-5310

SEC REG. NO. 38683

10 December 2002

SECURITIES & EXCHANGE COMMISSION
SEC Bldg., E. delos Santos Avenue
Mandaluyong City

Gentlemen:

In compliance with Section 36 of the Revised Securities Act and on the basis of the certification of our transfer agent, I hereby certify that there have been no movement during the month of **November, 2002** in the direct or indirect beneficial ownership of the capital stock of the capital stock of THE PHILODRILL CORPORATION, classified as "common stock" with par value of one peso (P1.00) per share, of Directors, Officers or any stockholder of the company owning five per cent (5%) or more of the paid-up capital of this Corporation, with the exception of that of NATIONAL BOOK STORE, INC. as per transfer agent's report.

Very truly yours

ADRIAN S. ARIAS
Corporate Secretary

Cc.: *Philippine Stock Exchange*
Fidelity Stock Transfers, Inc.
File

THE PHILODRILL CORPORATION
QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY, PHILIPPINES
TEL. NOS. 631-1801 TO 05 ; 631-8151/52 ; FAX: (632) 631-8080 , (632) 631-5310

SEC REG. NO. 38683

10 December 2002

SECURITIES & EXCHANGE COMMISSION
SEC Bldg., E. delos Santos Avenue
Mandaluyong City

Gentlemen:

In compliance with Section 36 of the Revised Securities Act and on the basis of the certification of our transfer agent, I hereby certify that there have been no movement during the month of **November, 2002** in the direct or indirect beneficial ownership of the capital stock of the capital stock of THE PHILODRILL CORPORATION, classified as "common stock" with par value of one peso (₱1.00) per share, of Directors, Officers or any stockholder of the company owning five per cent (5%) or more of the paid-up capital of this Corporation, with the exception of that of NATIONAL BOOK STORE, INC. as per transfer agent's report.

Very truly yours

ADRIAN S. ARIAS
Corporate Secretary

Cc.: Philippine Stock Exchange
Fidelity Stock Transfers, Inc.
File


FIDELITY
STOCK TRANSFERS, INC.

3/F Vernida 1 Condo, 120 Amorsolo St., Legaspi Village
Makati City, Philippines Fax No. 818-1038
Telephone Nos. 818-2370 • 818-8668 • 813-2977

JCS/DGM-02-364

December 05, 2002

THE PHILODRILL CORPORATION
9th Flr., Quad Alpha Centrum
125 Pioneer St., Mandaluyong City

Attn: **ATTY. ADRIAN S. ARIAS**
Corporate Secretary

Subj: **Beneficial ownership of your Directors Officers & Stockholders owning 5% or more**

Dear Sirs:

Please be informed that during the month of November 2002 there has been movement of common stock registered in our books in the name of **National Bookstore, Inc. and PCD Nominee Corporation**.

Please request **National Bookstore, Inc.** to accomplish and file the enclosed report directly with Securities and Exchange Commission in five (5) copies on or before 10 December 2002.

If there has been movement in the books of any of your officers, directors and other stockholders owning 5% or more of the total issued and outstanding shares please request them to file the report as required under Securities Regulation Code.

A copy of each SEC report must likewise be filed with Philippine Stock Exchange.

Thank you.

Very truly yours,

JENNY C. SERAFICA
VP/Gen. Manager

Encl: a/s

/dgm



THE PHILODRILL CORPORATION
QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY, PHILIPPINES
TEL. NOS. 631-1801 TO 05 ; 631-8151/52 ; FAX: (632) 631-8080 , (632) 631-5310

28 August 2002

Securities and Exchange Commission
SEC Building, EDSA
Mandaluyong City

Gentlemen:

We submit herewith six (6) copies of the Corporate Governance Manual ("CGM") of The Philodrill Corporation.

We have also included herewith a marked-up copy of the CGM showing the portions of the SEC's model manual which we have revised. ***None of the revisions made altered the substance of the provisions of SEC's model manual.*** The revisions were made mainly for reasons of clarification, grammatical correctness, or logical composition, except the following:

1. The last 2 bullet-pointed paragraphs in Sec. 2.2.2.2.2 of the SEC model manual were COMBINED.

2. In Sec. 4.1, instead of an option to allocate funds to conduct training for the CGM as provided in the SEC nodel manual, we have positively revised the same to state that the Company will conduct such training.

3. We have qualified Sec. 4.2 of the SEC model manual since we believe that any person who is, who becomes, or who is nominated to become, a director of the Company already has or would have the qualifications, experience and knowledge of corporate governance that he could never gain in a seminar. It is also our concern that highly qualified individuals may be discouraged from assuming directorships if a corporate governance seminar is made a condition precedent to their assumption of office; however, the Company has retained such requirement on an optional basis depending on a nominee's qualifications and experience.

Should you have any question and/or clarification regarding the CGM, please do not hesitate to call us.

Very truly yours,

Adrian S. Arias
Corporate Secretary



THE PHILODRILL CORPORATION

CORPORATE GOVERNANCE MANUAL

The Board of Directors and Management of The Philodrill Corporation (the "Company") commit themselves to the principles and best practices contained in this Manual, and acknowledge that the same shall guide the attainment of corporate goals.

1. OBJECTIVE

This Manual institutionalizes the principles of good corporate governance in the Company.

The Board of Directors and Management, the employees and shareholders believe that corporate governance is an indispensable component of sound strategic business management and will undertake every effort necessary to create awareness and promote adherence to its principles within the organization.

2. COMPLIANCE SYSTEM

2.1. Compliance Officer

2.1.1. Appointment

To insure adherence to the principles and best practices of corporate governance contained in this Manual, the Chairman of the Board (hereafter, the "Chairman") shall designate a Compliance Officer who shall hold the position of a Vice President or its equivalent. The Compliance Officer shall have direct reporting responsibilities to the Chairman.

2.1.2. Duties

The Compliance Officer shall perform the following duties:

- Monitor compliance with the provisions and requirements of this Manual;
- Appear before the Securities and Exchange Commission ("SEC") upon summons on matters that need to be clarified by the SEC;

- Determine violation/s of the Manual and recommend penalty for violation thereof, for review and approval of the Board;

- Issue a certification every January 30th of the year on the extent of the Company's compliance with this Manual for the completed year, and explaining the reason/s for the latter's deviation from the same, if any; and,

- Identify, monitor and control compliance risks.

2.1.3. Disclosure

The appointment of the Compliance Officer shall be immediately disclosed to the SEC on SEC Form 17-C. All correspondence relative to the functions of the Compliance Officer shall be addressed to said officer.

2.2. Plan of Compliance

2.2.1. The Board of Directors

Compliance with the principles of good corporate governance shall start with the Board of Directors (hereafter, the "Board").

It shall be the Board's responsibility to foster the long-term success and secure the sustained competitiveness of the Company in a manner consistent with its fiduciary responsibilities which it shall exercise in the best interests of the Company, the shareholders and other stakeholders. The Board shall conduct itself with utmost honesty and integrity in the discharge of its duties, functions and responsibilities.

(a) General Guideline of Conduct

A director's office is one of trust and confidence. He shall act in a manner characterized by transparency, accountability and fairness.

(b) Specific Functions

To insure a high standard of best practice for the Company and its stakeholders, the Board shall:

- Institute a process of selection to ensure a mix of competent directors and officers;

- Determine the Company's purpose, vision, mission and strategies to carry out its objectives;

- Ensure that the Company complies with all relevant laws, regulations and codes of best business practices;

- Identify the Company's major shareholders and other stakeholders and formulate a clear policy on communicating or relating with them through an effective investor relations program;

- Adopt a system of internal checks and balances;

- Identify key risk areas and key performance indicators and monitor these factors with due diligence;

- Properly discharge Board functions by meeting regularly. Independent views during Board meetings shall be given due consideration and all such meetings shall be duly minuted; and,

- Keep Board authority within the powers of the institution as prescribed in the Articles of Incorporation, By-Laws and existing laws, rules and regulations.

(c) **Duties and Responsibilities of a Director**

A director shall have the following duties and responsibilities:

- To conduct fair business transactions with the Company and ensure that personal interests do not influence Board decisions;

- To devote time and attention necessary to properly discharge his duties and responsibilities;

- To act judiciously;

- To exercise independent judgment;

- To have a working knowledge of the statutory and regulatory requirements affecting the Company, including the contents of its Articles of Incorporation and By-Laws, the requirements of the SEC and, where applicable, the requirements of other regulatory agencies.

- To observe confidentiality;

- To ensure the continuing soundness, effectiveness and adequacy of the Company's control environment.

2.2.2. **Board Committees**

To aid in complying with the principles of good corporate governance, the Board shall constitute Committees.

(a) **Nomination Committee**

The Board shall create a Nomination Committee to be composed of at least three (3) voting directors (one of whom must be an independent director) and one (1) non-voting member in the person of the Human Resources Director/Manager or similar officer. The Nomination Committee shall pre-screen and shortlist all candidates nominated to become a member of the Board in accordance with the following guidelines:

Qualifications

- Holder of at least one (1) share of stock of the Company;
- He shall be at least a college graduate or have sufficient experience in managing the business to substitute for such formal education;
- He shall be at least twenty one (21) years old;
- He shall have proven to possess integrity and probity; and
- He shall be assiduous.

Disqualifications

- Any person finally convicted judicially of an offense involving moral turpitude or fraudulent act or transgressions;
- Any person finally found by the SEC or a court or other administrative body to have willfully violated, or willfully aided, abetted, counseled, induced or procured the violation of, any provision of the Securities Regulation Code, the Corporation Code, or any other law administered by the SEC or Bangko Sentral ng Pilipinas, or any rule, regulation or order of the SEC or Bangko Sentral ng Pilipinas;
- Any person judicially declared to be insolvent;

- Any person finally found guilty by a foreign court or equivalent financial regulatory authority of acts, violations or misconduct similar to any of the acts, violations or misconduct listed in the foregoing paragraphs; and,

- Conviction by final judgment of an offense punishable by imprisonment for a period exceeding six (6) years, or a violation of the Corporation Code, committed within five (5) years prior to the date of his election or appointment.

Temporary Disqualification

Any of the following shall be a ground for the temporary disqualification of a director:

- Refusal to fully disclose the extent of his business interest as required under the Securities Regulation Code and its Implementing Rules and Regulations. This disqualification shall be in effect as long as his refusal persists;

- Absence or non-participation for whatever reason/s for more than fifty percent (50%) of all meetings, both regular and special, of the Board during his incumbency, or any twelve (12) month period during said incumbency. This disqualification applies for purposes of the succeeding election;

- Dismissal/termination from directorship in another listed corporation for cause. This disqualification shall be in effect until he has cleared himself of any involvement in the alleged irregularity;

- Being under preventive suspension by the Company;

- If the independent director becomes an officer or employee of the Company, he shall be automatically disqualified from being an independent director;

- Conviction that has not yet become final referred to in the grounds for the disqualification of directors.

The Nomination Committee shall consider the following guidelines in determining the ideal nominees to become members of the Company's Board:

- The nature of the business of the Company, as well as of other corporations, in which he is a director or nominated to become a director;

- Age of the director,

- Number of directorships/active memberships and officerships in other corporations or organizations; and,

- Possible conflict of interests.

The optimum number of directorship shall be related to the capacity of a director to perform his duties diligently in general.

The Chief Executive Officer and other executive directors shall submit themselves to a low indicative limit on membership in other corporate boards. The same low limit shall apply to independent, non-executive directors who serve as full-time executives in other corporations. In any case, the capacity of directors to serve with diligence shall not be compromised.

In consultation with the executive or management committee/s, the Nomination Committee shall re-define the role, duties and responsibilities of the Chief Executive Officer by integrating the dynamic requirements of the business as a going concern and future expansionary prospects within the realm of good corporate governance at all times.

(b) **Compensation and Remuneration Committee**

The Compensation and Remuneration Committee shall be composed of at least three (3) members, one of whom shall be an independent director.

Duties and Responsibilities.

- Establish a formal and transparent procedure for developing a policy on executive remuneration and for fixing the remuneration packages of corporate officers and directors, and provide oversight over remuneration of senior management and other key personnel ensuring that compensation is consistent with the Company's culture, strategy and control environment.

- Designate amount of remuneration, which shall be in a sufficient level to attract and retain directors and officers who are needed to run the Company successfully.

- Establish a formal and transparent procedure for developing a policy on executive remuneration and for fixing the remuneration packages of individual directors, if any, and officers.

- Develop a form on Full Business Interest Disclosure as part of the pre-employment requirements for all incoming officers which, among others, would compel all officers to declare under the penalty of perjury all their existing business interests or shareholdings that may directly or indirectly conflict in their performance of duties once hired.

- Disallow any director to decide his or her own remuneration.

- Provide in the Company's annual reports, information and proxy statements a clear, concise and understandable disclosure of compensation of its executive officers for the previous fiscal year and the ensuing year.

- Develop/review the existing Company's Human Resources Development or Personnel Handbook to strengthen provisions on conflict of interest, salaries and benefits policies, promotion and career advancement directives and compliance of personnel concerned with all statutory requirements that must be periodically met in their respective posts.

(c) **Audit Committee**

The Audit Committee shall be composed of at least three (3) members of the Board, one (1) of whom shall be an independent director. Each member shall have adequate understanding and knowledge of the Company's financial management systems and environment.

Duties and Responsibilities:

- Check all financial reports against its compliance with both the internal financial management handbook and pertinent accounting standards, including regulatory requirements.

- Perform oversight financial management functions specifically in the areas of managing credit, market, liquidity, operational, legal and other risks of the Company, and crisis management.

- Pre-approve all audit plans, scope and frequency one (1) month before the conduct of external audit.

- Perform direct interface functions with the internal and external auditors.

- Elevate to international standards the accounting and auditing processes, practices and methodologies, and develop the following in relation to this reform:

(i) A definitive timetable within which the accounting system of the Company will be 100% International Accounting Standard (IAS) compliant.

(ii) An accountability statement that will specifically identify officers and/or personnel directly responsible for the accomplishment of such task.

- Develop a transparent financial management system that will ensure the integrity of internal control activities throughout the Company through a step-by-step procedures and policies handbook that will be used by the entire organization.

2.2.3. **The Corporate Secretary**

(a) The Corporate Secretary is an officer of the Company and perfection in performance and no surprises are expected of him. Likewise, his loyalty to the mission, vision and specific business objectives of the Company come with his duties.

(b) The Corporate Secretary shall be a Filipino citizen.

(c) Considering his varied functions and duties, he must possess administrative and interpersonal skills, and if he is not the general counsel, then he must have some legal skills. He must also have some financial and accounting skills.

(d) Duties and Responsibilities

(i) Gather and analyze all documents, records and other information essential to the conduct of his duties and responsibilities to the Company.

(ii) As to agenda, get a complete schedule thereof at least for the current year and put the Board on notice before every meeting.

(iii) Assist the Board in making business judgment in good faith and in the performance of their responsibilities and obligations.

(iv) Attend all Board meetings and maintain record of the same.

(v) Submit to the SEC, at the end of every fiscal year, an annual certification as to the attendance of the directors during Board meetings.

2.2.4. **External Auditor**

(a) An external auditor shall enable an environment of good corporate governance as reflected in the financial records and reports of the Company. An external auditor shall be selected and appointed by the stockholders upon recommendation of the Audit Committee.

(b) The reason/s for the resignation, dismissal or cessation from service and the date thereof of an external auditor shall be reported in the Company's annual and current reports. Said report shall include a discussion of any disagreement with said former external auditor on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(c) The external auditor of the Company shall not concurrently provide the services of an internal auditor to the same client. The Company shall ensure that other non-audit work shall not be in conflict with the functions of the external auditor.

(d) The Company's external auditor shall be rotated or the handling partner shall be changed every five (5) years or earlier.

(e) If an external auditor believes that the statements made in the Company's annual report, information statement or proxy statement filed during his engagement is incorrect or incomplete, he shall present his views in said reports.

2.2.5. **Internal Auditor**

(a) The Company shall have in place an independent internal audit function which shall be performed by an Internal Auditor or a group of internal auditors through which the Board, senior management and stockholders shall be provided with reasonable assurance that the Company's key organizational and procedural controls are effective, appropriate and complied with.

(b) The Internal Auditor shall report to the Audit Committee.

(c) The minimum internal control mechanisms for management's operational responsibility shall center on the Chief Executive Office ("CEO"), being ultimately accountable for the Company's organizational and procedural controls.

(d) The scope and particulars of a system of effective organizational and procedural controls shall be based on the following factors: (i) the nature and complexity of business and the business culture; (ii)

the volume, size and complexity of transactions; (iii) the degree of risk; (iv) the degree of centralization and delegation of authority; (v) the extent and effectiveness of information technology; and (vi) the extent of regulatory compliance.

3. COMMUNICATION PROCESS

3.1. This Manual shall be available for inspection by any stockholder of the Company at reasonable hours on business days.

3.2. All directors, executives, division and department heads are tasked to ensure the thorough dissemination of this Manual to all employees and related third parties, and to likewise enjoin compliançe in the process.

3.3. An adequate number of printed copies of this Manual must be reproduced under the supervision of Human Resources/Personnel Department, with a minimum of at least one (1) hard copy of the Manual per department.

4. TRAINING PROCESS

4.1. An orientation program or workshop shall be conducted to operationalize this Manual.

4.2. Depending on qualifications and experience, a director, before assuming his position as such, may be required to attend a seminar on corporate governance which shall be conducted by a duly recognized private or government institute.

5. REPORTORIAL OR DISCLOSURE SYSTEM OF COMPANY'S CORPORATE GOVERNANCE POLICIES

5.1. The reports or disclosures required under this Manual shall be prepared and submitted to the SEC by the responsible Committee or officer through the Company's Compliance Officer.

5.2. All material information, i.e., anything that could potentially affect share price, shall be publicly disclosed. Such information shall include earnings results, acquisition or disposal of assets, board changes, related party transactions, shareholdings of directors and changes in ownership.

5.3. Other information that shall always be disclosed includes remuneration (including stock options) of all directors and senior management, corporate strategy, and off balance sheet transactions.

5.4. All disclosed information shall be released via the approved stock exchange procedure for Company announcements as well as through the annual report.

5.5. The Board shall commit at all times to fully disclose material information dealings. It shall cause the filing of all required information for the interest of the stakeholders.

6. SHAREHOLDERS' BENEFIT

The Company recognizes that the most cogent proof of good corporate governance is that which is visible to the eyes of its investors. Therefore, the following provisions are issued for the guidance of all internal and external parties concerned, as governance covenant between the Company and all its investors:

6.1. INVESTORS' RIGHTS AND PROTECTION

6.1.1. Rights of Investors/Minority Interests

The Board shall be committed to respect the following rights of the stockholders:

(a) **Voting Right**

- Shareholders shall have the right to elect, remove and replace directors and vote on certain corporate acts in accordance with the Corporation Code.
- Cumulative voting shall be used in the election of directors.
- A director shall not be removed without cause if it will deny minority shareholders representation in the Board.

(b) **Pre-emptive Right**

All stockholders shall have pre-emptive rights, unless the same is denied in the articles of incorporation or an amendment thereto. They shall have the right to subscribe to the capital stock of the Company. The Articles of Incorporation shall lay down the specific rights and powers of shareholders with respect to the particular shares they hold, all of which shall be protected by law so long as they shall not be in conflict with the Corporation Code.

(c) **Power of Inspection**

All shareholders shall be allowed to inspect corporate books and records including minutes of Board meetings and stock registries in accordance with the Corporation Code and shall be furnished with annual reports, including financial statements, without cost or restrictions.

(d) **Right to Information**

- The Shareholders shall be provided, upon request, with periodic reports which disclose personal and professional information about the directors and officers and certain other matters such as their holdings of the Company's shares, dealings with the Company, relationships among directors and key officers, and the aggregate compensation of directors and officers.

- The minority shareholders shall be granted the right to propose the holding of a meeting, and the right to propose items in the agenda of the meeting, provided the items are for legitimate business purposes.

- The minority shareholders shall have access to any and all information relating to matters for which the Management is accountable for, and to those relating to matters for which the Management shall include such information and, if not included, then the minority shareholders shall be allowed to propose to include such matters in the agenda of stockholders' meeting, being within the definition of "legitimate purposes".

(e) **Right to Dividends**

- Shareholders shall have the right to receive dividends subject to the discretion of the Board.

- The Company shall be compelled to declare dividends when its retained earnings shall be in excess of 100% of its paid-in capital stock, except: (i) when justified by definite corporate expansion projects or programs approved by the Board; or, (ii) when the Company is prohibited under any loan agreement with any financial institution or creditor, whether local or foreign, from declaring dividends without its consent, and such consent has not been secured; or, (iii) when it can be clearly shown that such retention is necessary under special circumstances obtaining in the Company, such as when there is a need for special reserve for probable contingencies.

(f) **Appraisal Right**

The shareholders shall have appraisal right or the right to dissent and demand payment of the fair value of their shares in the manner provided for under Section 82 of the Corporation Code of the Philippines, under any of the following circumstances:

- In case any amendment to the articles of incorporation has the effect of changing or restricting the rights of any stockholder or class of shares, or of authorizing preferences in any respect superior to those of outstanding shares of any class, or of extending or shortening the term of corporate existence;

- In case of sale, lease, exchange, transfer, mortgage, pledge or other disposition of all or substantially all of the corporate property and assets as provided in the Corporation Code; and

- In case of merger or consolidation.

It shall be the duty of the directors to promote shareholders' rights, remove impediments to the exercise of shareholders' rights, and allow possibilities to seek redress for violation of their rights. They shall encourage the exercise of shareholders' voting rights and the solution of collective action problems through appropriate mechanisms. They shall be instrumental in removing excessive costs and other administrative or practical impediments to shareholders participating in meetings and/or voting in person. The directors shall pave the way for the electronic filing and distribution of shareholder information necessary to make informed decisions subject to legal constraints.

7. MONITORING AND ASSESSMENT

7.1. Each Committee shall report regularly to the Board of Directors.

7.2. The Compliance Officer shall establish an evaluation system to determine and measure compliance with this Manual. Any violation thereof shall subject the responsible officer or employee to the penalty provided under Part 8 of this Manual.

7.3. The establishment of such evaluation system, including the features thereof, shall be disclosed in the Company's annual report (SEC Form 17-A), or in such form of report that is applicable to the Company. The adoption of such performance evaluation system must be covered by a Board approval.

7.4. This Manual shall be subject to quarterly review unless the same frequency is amended by the Board.

7.5. All business processes and practices being performed within any department or business unit of the Company that are not consistent with any portion of this Manual is deemed revoked unless upgraded to the extent that it becomes compliant with this Manual.

8. PENALTIES FOR NON-COMPLIANCE WITH THE MANUAL

8.1. To strictly observe and implement the provisions of this Manual, the following penalties shall be imposed, after notice and hearing, on the Company's directors, officers, staff, subsidiaries and affiliates and their respective directors, officers and staff in case of violation of any of the provisions of this Manual:

- In case of **first violation**, the subject person shall be reprimanded.
- Suspension from office shall be imposed in case of **second violation**. The duration of the suspension shall depend on the gravity of the violation.
- For **third violation**, the maximum penalty of removal from office shall be imposed.

8.2. The commission of a third violation of this Manual by any member of the board of the Company or its subsidiaries and affiliates shall be a sufficient cause for removal from directorship.

8.3. The Compliance Officer shall be responsible for determining violation/s through notice and hearing and shall recommend to the Chairman of the Board the imposable penalty for such violation, for further review and approval of the Board.

For and in behalf of the Board of Directors:

ALFREDO C. RAMOS
Chairman of the Board/President
Chief Executive Officer



THE PHILODRILL CORPORATION
QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY, PHILIPPINES
TEL. NOS. 631-1801 TO 05 ; 631-8151/52 ; FAX: (632) 631-8080, (632) 631-5310

26 September 2002

Securities and Exchange Commission
SEC Building, EDSA
Mandaluyong City

Gentlemen:

We submit herewith six (6) copies of the Anti-Money Laundering Statement of Policies and Procedures of The Philodrill Corporation.

Should you have any question and/or clarification, please do not hesitate to call us.

Very truly yours,

Adrian S. Arias
Corporate Secretary

03 JUL 2 ... 7:21

SEC Number *38683*
File Number ____

THE PHILODRILL CORPORATION

(Company's Full Name)

8th – 9th Floors, Quad Alpha Centrum
125 Pioneer Street, Mandaluyong City, Metro Manila

(Company's Address)

631-1801 to 05; 631-8151 to 52

(Telephone Number)

December 31, 2002

(Fiscal Year Ending)
(month & day)

Anti-Money Laundering Statement of Policies and Procedures

Form Type

Amendment Designation (If applicable)

Period Ended Date

(Secondary License Type and File Number)



THE PHILODRILL CORPORATION

ANTI-MONEY LAUNDERING
STATEMENT OF POLICIES AND PROCEDURES

CHAPTER 1
INTRODUCTION

Section 1.1. The Philodrill Corporation (the "Company") hereby issues this Anti-Money Laundering Statement of Policies and Procedures pursuant to SEC Circular No. 1, series of 2002 and Republic Act No. 9160, otherwise known as the "Anti-Money Laundering Act of 2001" and hereinafter referred to as the "Act".

Section 1.2. Except as otherwise defined herein, all terms used shall have the same meaning as those terms are defined in the Act.

CHAPTER 2
DESCRIPTION OF MONEY LAUNDERING

Section 2.1. Money Laundering is a process intended to mask the benefits derived from serious offenses or criminal conduct as described under the Act, so that they appear to have originated from a legitimate source.

Section 2.2. Generally, the process of money laundering comprises three stages, during which there may be numerous transactions that could alert the Company to the money laundering activity:

(a) Placement - the physical disposal of cash proceeds derived from illegal activity.

(b) Layering - separating illicit proceeds from their source by creating complex layers of financial transactions designed to disguise the audit trail and provide anonymity.

(c) Integration - the provision of apparent legitimacy to criminally derived wealth. If the layering process has succeeded, integration schemes place the laundered proceeds back into the economy in such a way that they re-enter the financial system appearing to be normal business funds.

Section 2.3. Because of the nature of the business relationships entered into by and among clients and the Company, which are no longer predominantly cash-based, they are less conducive to the initial placement of criminally derived funds than other financial industries such as banking. Most payments are made by way of checks from another financial institution and it can therefore be assumed that the first stage of money laundering has already been achieved. Nevertheless, purchases by cash are not unknown and the risk of the business being used at the placement stage cannot be ignored. The business of the Company may be used at the second stage of money laundering, i.e. the layering process, as they provide a potential avenue which may allow a dramatic alteration of the form of funds – from cash in hand to cash on deposit, from money in whatever form to an entirely different asset such as securities, investment contracts, pension plans, insurance policies, stock certificates, pre-need plans, bearer and other negotiable instruments. Investment transactions incorporate an added attraction to the launderer in that the alternative asset is normally highly liquid. The ability to liquidate investment portfolios containing both lawful and illicit proceeds, while concealing the criminal source of the latter, combined with the huge variety of investments available and the ease of transfer between them, offers the sophisticated criminal launderer an ideal route to effective integration into the legitimate economy. Due diligence must, therefore, be exercised to prevent the use of the Company as an instrument for money laundering.

CHAPTER 3
BASIC PRINCIPLES AND POLICIES TO COMBAT MONEY LAUNDERING

Section 3.1 The Company seeks to combat money laundering by applying the following principles:

(a) *Know your customer*: The Company shall obtain satisfactory evidence of the customer's identity, and have effective procedures for verifying the *bona fides* of new customers.

(b) *Compliance with laws*: The Company shall ensure that business is conducted in conformity with high ethical standards, that laws and regulations are adhered to, and that service is not provided where there is good reason to believe that transactions are associated with money laundering activities.

(c) *Cooperation with law enforcement agencies*: Within the legal constraints relating to customer confidentiality, the Company shall cooperate fully with law enforcement agencies. This includes taking appropriate measures allowed by law if there are reasonable grounds for suspecting money laundering. Disclosure of information for purposes of the Act regarding suspicious transactions shall be made to the Executive Director, Anti-Money Laundering Council, Bangko Sentral ng Pilipinas.

(d) *Policies, procedures and training*: The Company shall adopt policies consistent with the principles set out by the Securities and Exchange Commission ("SEC") and ensure that its staff, wherever located, are informed of these policies and adequately trained in matters covered herein. To promote adherence to these principles, the Company shall implement specific procedures for customer identification (Chapter 4), record keeping and retention of transaction documents (Chapter 5), and reporting of covered and suspicious transactions (Chapter 6).

CHAPTER 4
CUSTOMER IDENTIFICATION

Section 4.A General

Section 4.A.1. The Company shall obtain satisfactory evidence of the true and full identity, representative capacity, domicile, legal capacity, occupation or business purposes of clients, as well as other identifying information on those clients, whether they be occasional or usual, through the use of documents such as, but not limited to:

(a) *For individual accounts*, identity documents such as passports, birth certificates, driver's licenses, employment identification cards, and other similar identity documents which are verifiable from the institution issuing the same. The identifying documents should provide evidence of true name or names used, permanent address, date of birth, nationality, and office address. They should include at least one bearing a photograph and be pre-signed. The identifying documents which are considered most reliable are official identity cards and passports. While identification documents that are easily obtained in any name, e.g., medical cards, credit cards and student identification cards, may be used they should not be accepted as the sole means of identification.

(b) *For corporate accounts*, incorporation or partnership papers. These documents should be certified as true copies from the issuing government agency.

(c) *For representatives*, special authorizations which must be duly notarized.

(d) other pertinent and reasonable documents as may be deemed necessary under the prevailing circumstances.

Section 4.A.2. The Company shall ensure that its clients are made aware of the Company's explicit policy that business transactions will not be conducted with applicants who fail to provide evidence of their identity, but without derogating from the Company's obligation to report suspicious transactions.

Where initial checks fail to identify the applicant or give rise to suspicions that the information provided is false, additional verification measures should be undertaken by the Company to determine whether to proceed with the business. Details of the additional checks are to be recorded.

Section 4.A.3. When the Company acquires the business of another financial sector company or Covered Institution, either in whole or as a product portfolio, it is not necessary for the identity of all existing customers to be re-identified, provided that:

(a) all customer account records are acquired with the business; and,

(b) due diligence inquiries do not raise any doubt as to whether the anti-money laundering procedures previously adopted by the acquired business have satisfied Philippine requirements.

Section 4.A.4. If during the business relationship, the Company has reason to doubt:

(i) the accuracy of the information relating to the customer's identity; or,
(ii) that the customer is the beneficial owner; or,
(iii) the intermediary's declaration of beneficial ownership; or,
(iv) if there are any signs of unreported changes,

it shall take further measures to verify the identity of the customer or the beneficial owner, as applicable. Such measures may include the following:

(a) referral of names and other identifying information to criminal investigating authorities;

(b) review of disciplinary history and disclosure of past relevant sanctions.

Section 4.A.5. The Company shall maintain accounts only in the name of the account holder. They shall not open or keep anonymous accounts, fictitious names accounts, incorrect name accounts and similar accounts.

Section 4.B Personal Customers

Section 4.B.1 The Company shall obtain from all personal applicants the following information:

- name and/or names used;
- present address;
- permanent address;

- mailing address;
- date and place of birth;
- nationality;
- nature of work, name of employer or nature of self-employment or business;
- tax identification number, Social Security number or Government Service and Insurance System number;
- specimen signature;
- sources of funds.

Section 4.B.2. The Company shall request applicants who present only photocopies of identifications and other documents to produce the original documents for verification purposes.

Section 4.B.3. Verification Without Face-to-Face Contact.

(a) Whenever possible, prospective clients shall be interviewed personally.

(b) The Company shall take particular care in opening accounts via the Internet, post, telephone, or other such instances which may give rise to verification without face-to-face contact.

(c) The customer identification procedures for non-face-to-face verification shall be as stringent as those for face-to-face verification. The Company shall inform such clients that identity verification measures apply to them as well.

(d) The Company may use the following checks to verify the identity of prospective clients where there is no face-to-face contact:

  - telephone contact with the applicant at an independently verified home or business number;

  - subject to the applicant's consent, telephone confirmation of the applicant's employment with the employer's personnel department at a listed business number;

  - salary details appearing on recent bank statements, income tax returns or any other document evidencing compensation;

  - confirmation of the address through an exchange of correspondence or by other appropriate methods.

(e) For non-Philippine residents who wish to transact with the Company without face-to-face contact, documents as enumerated in Section 4.A.1 issued by foreign authorities, duly authenticated by the Philippine Consulate where such foreign authorities are located, may be submitted. The Company shall inform the clients of the provisions of Section 4.A.2.

(f) No transactions shall be entered into by the Company without face-to-face contact, unless full compliance with the requirements of Section 4.B.1 and 4.B.2 are met.

Section 4.C Corporations, Stock or Non-Stock and Partnerships

Section 4.C.1 Before establishing a business relationship, a company search and/or other commercial inquiries shall be made to ensure that the corporate/other business applicant has not been, or is not in the process of, being dissolved, struck off, wound-up or terminated. In the event of doubt as to the identity of the company, or its directors, or the business, or its partners, a search or inquiry with the Commission or the relevant Supervising Authority/Regulatory Agency shall be made.

Section 4.C.2. The following relevant documents shall be obtained in respect of corporate/other business applicants who are regulated in the Philippines:

- Copies of the Certificate of Registration, including Articles of Incorporation or Certificate of Partnership, as appropriate, copies of the By-Laws and latest General Information Sheet which lists the names of directors/partners, principal stockholders and secondary licenses. The originals or certified copies of any or all of the foregoing documents, where required, should be produced for verification.

- Sworn statement as to existence or non-existence of beneficial owners.

- Appropriate directors' resolutions and signed application forms or account opening authority containing specimen signatures.

- Where necessary, the Company may also require additional information about the nature of the business of clients, copies of identification documents of shareholders, directors, officers and all authorized signatories.

Section 4.C.3. For companies, businesses or partnerships registered outside the Philippines, comparable documents are to be obtained, duly authenticated by the Philippine Consulate where said companies are located.

Section 4.C.4. If significant changes to the company structure or ownership occur subsequently, or suspicions are aroused by a change in the payment profile through a company account, further checks are to be made on the identities of the new owners.

Section 4.D. Shell Companies

Section 4.D.1. Shell companies are legal entities which have no business substance in their own right but through which financial transactions may be conducted. The Company notes that shell companies may be abused by money launderers and therefore shall be cautious in their dealings with them.

Section 4.D.2. In addition to the requirement under Section 4.C.2, the Company shall obtain a Board of Directors' Certification as to the purposes of the owners in purchasing the shell company. There must likewise be satisfactory evidence of the identities of the beneficial owners, bearing in mind the "Know-Your-Customer" principle.

Section 4.E. Trust, Nominee and Fiduciary Accounts

Section 4.E.1. The Company shall establish whether the applicant for business relationship is acting on behalf of another person as trustee, nominee or agent. The Company shall obtain satisfactory evidence of the identity of such agents and authorized signatories and the nature of their trustee or nominee capacity and duties.

Section 4.E.2. Where the Company entertains doubts as to whether the trustee, nominee or agent is being used as a dummy in circumvention of existing laws, it shall immediately make further inquiries to verify the status of the business relationship between the parties. If satisfactory evidence of the beneficial owners cannot be obtained, the Company shall consider whether to proceed with the business, bearing in mind the "Know-Your-Customer" principle. If the Company decides to proceed, it shall record any misgiving and give extra attention to monitoring the account in question.

Section 4.E.3. Where the account is opened by a firm of lawyers or accountants, the Company shall not be precluded from making reasonable inquiries about transactions passing through the subject account that give cause for concern or from reporting those transactions if any suspicion is aroused.

Section 4.F. Transactions Undertaken on Behalf of Account Holders or Non-Account Holders

Section 4.F.1. Where transactions are undertaken on behalf of account holders of the Company, particular care shall be taken to ensure that the person giving instructions is authorized to do so by the account holder.

Section 4.F.2. The Company shall exercise special care and vigilance for transactions undertaken for non-account holders. Where the transaction involves significant amounts, the Company shall ask the customer to produce positive evidence of identity including nationality, especially in cases where the client is not a Filipino, the purposes of the transaction, and the sources of the funds.

CHAPTER 5
RECORD KEEPING

Section 5.1. The Company shall prepare and maintain documentation on its customer relationships and transactions such that:

(i) the requirements of the Act are fully met;

(ii) any transaction effected through the Company can be reconstructed and from which the Anti-Money Laundering Council (the "Council") will be able to compile an audit trail for suspected money laundering, when such a report is made to it;

(iii) the Company can satisfy within a reasonable time any inquiry or order from the Council as to disclosure of information, including without limitation whether a particular person is the customer or beneficial owner of transactions conducted through the Company.

Section 5.2. The Company shall observe the following document retention periods:

(i) All records of all transactions of Covered Institutions, especially customer identification records, shall be maintained and safely stored for five (5) years from the dates of transactions.

(ii) With respect to closed accounts, the records on customer identification, account files and business correspondence, shall be preserved and safely stored for at least five (5) years from the dates when they were closed.

Section 5.3. Transaction documents may be retained as originals or copies, on microfilm or in electronic form, provided that such forms are admissible in court, pursuant to the Revised Rules of Court and the E-Commerce Act and its Implementing Guidelines.

Section 5.4. Notwithstanding paragraph 5.2, if the records relate to on-going investigations or transactions that have been the subject of a disclosure, they shall be retained by the Company beyond the stipulated retention period until it is confirmed that the case has been closed.

CHAPTER 6
COVERED AND SUSPICIOUS TRANSACTIONS

Section 6.1. For purposes of the mandatory Covered Transaction Report ("CTR"), Annex "A", to be filed before the Council and copy furnished to the SEC, where the amount is within the threshold limit (i.e., in excess of P4,000,000.00) as provided under Section 3(b) of the Act, the Company shall clarify the economic background and purpose of any transaction or business relationship if its form or amount appears unusual in relation to the business or financial capacity of the customer and the customer has not been properly identified, or if the economic purpose or legality of the transaction is not immediately clear, as where there is no underlying legal, trade obligation, purpose, origin or economic justification, or where the transaction is unusually large and complex.

Section 6.2. Where the transaction or transactions do not fall within the threshold amount provided in the definition of a Covered Transaction and the Company has reasonable grounds to believe that the source/s of the funds arise from, or are in anyway related to, an unlawful activity, the Company shall file a Suspicious Transaction Report (Annex "B") before the Council, copy furnished the SEC. In this regard, the Company shall exercise due diligence by implementing adequate systems for identifying and detecting suspicious transactions.

Section 6.3. The suspicion relates to a transaction considering all the circumstances of the transaction. As a general principle, any transaction which causes the Company to have a feeling of apprehension or mistrust about the transaction, considering: (a) its unusual nature or circumstances; or, (b) the person or group of persons with whom they are dealing; and, (c) based on the bringing together of all relevant factors including knowledge of the person's or persons' business or background (as well as behavioral factors), shall be reported as a suspect transaction.

CHAPTER 7
REPORTORIAL REQUIREMENTS

Section 7.1. The Company shall institute a system for the mandatory reporting of Covered Transactions and Suspicious Transactions under Section 6. For this purpose, the Company shall appoint a senior officer of the Company who shall act as the Company's Reporting Officer, responsible for reporting to the Council. In the event that urgent disclosure is required, particularly when the account concerned is part of an on-going investigation, the Reporting Officer shall make an initial notification by telephone to the Executive Director, Anti-Money Laundering Council, Bangko Sentral ng Pilipinas.

Section 7.2. The obligation to make the Covered Transaction and/or Suspicious Transaction report is on the Reporting Officer appointed by the Company. Such reporting shall be done within five (5) working days after initial detection of facts that may constitute a basis for filing such reports.

Section 7.3. The Company, its directors, officers and employees shall not warn its customers when information relating to them is being reported to the Council, or communicate, directly or indirectly, such information to any other person other than the Council.

Section 7.4.

(a) Where any employee or personnel, director or officer of the Company knows that the client has engaged in any of the predicate crimes under the Act, the matter shall be promptly reported to the Reporting Officer who, in turn, shall immediately report the details to the Council.

(b) If there are reasonable grounds to suspect that the customer has engaged in an unlawful activity, the Reporting Officer, on receiving such a report, shall promptly evaluate whether there are reasonable grounds for such belief and shall then immediately report the case to the Council unless the Reporting Officer considers and records an opinion that such reasonable grounds do not exist.

Section 7.5. The Company shall maintain a complete file on all transactions that have been brought to the attention of the Reporting Officer, including transactions that are not reported to the Council.

Section 7.6. Under Section 13 of the Act, where the Company discloses to an authorized officer a knowledge, suspicion or belief that any fund, property or investment is derived from or used in connection with any criminal conduct under the Act, or any matter on which such a knowledge, suspicion or belief is based, such disclosure shall not be treated as a breach of any restriction upon the disclosure of information imposed by law, contract or by rules of professional conduct. Furthermore, under Section 13 of the Act, no administrative, criminal or civil proceedings shall lie against any person for having made a Suspicious Transaction report in the regular performance of his duties and in good faith, whether or not such reporting results in any criminal prosecution under this Act or any other Philippine law. The Company, its directors and employees shall likewise not be liable for any loss arising out of such disclosure, or any act or omission, in relation to the fund, property or investment in consequence of the disclosure, where such is made in good faith and in the regular performance of their duties under the Act.

CHAPTER 8
INTERNAL CONTROL AND PROCEDURES

Section 8.1. The Company shall establish and implement internal control procedures aimed at preventing and impeding money laundering. Such procedures shall, among others things, ensure that the Company and its employees are aware of the provisions of the law, its implementing rules and regulations, as well as all reportorial and compliance control and procedures that shall be established by the Council, the Supervising Authority and the Company.

Section. 8.2. The Company shall file with the SEC for review this Statement of Policies and Procedures, which reflect the requirements of the Act and SEC Circular No. 1, series of 2002.

Section 8.3. The Company shall establish written internal reporting procedures which shall:

(a) Enable all its directors, officers, employees, all key staff to know to whom they should report any knowledge or suspicion of money laundering activity;

(b) Ensure that there is a clear reporting chain under which suspicions of money laundering activity will be passed to the Reporting Officer;

(c) Require the Reporting Officer to consider any report in the light of all relevant information available to the Reporting Officer for the purpose of determining whether or not it gives rise to a knowledge or suspicion of money laundering;

(d) Ensure that the Reporting Officer has reasonable access to any other information which may be of assistance to the Reporting Officer and which is available to the relevant person;

(e) Require that the information contained in a report is disclosed promptly to the Council where the Reporting Officer knows, suspects, or is made aware of any Suspicious Transactions;

(f) Maintain a register of all reports made to the Council, as well as all reports made by its own staff relative to Suspicious Transactions, whether or not such were reported to the Council. Said register shall contain details of the date on which the report is made, the person who makes the report and information sufficient to identify the relevant papers.

CHAPTER 9
COMPLIANCE

Section 9.1. The Company shall appoint one or more senior persons, or an appropriate unit, to advise its management and staff on the issuance and enforcement of in-house instructions to promote adherence to these Policies and Procedures, including personnel training, reporting of Suspicious Transactions and, generally, all matters relating to the prevention of money laundering.

Section 9.2. The Company shall appoint a senior officer as the Compliance Officer. The Compliance Officer may or may not be the same as the Reporting Officer defined under Section 7.1. A Compliance Officer shall be:

(a) A senior officer with relevant qualifications and experience to enable him to respond sufficiently well to inquiries relating to the relevant person and the conduct of its business;

(b) Responsible for establishing and maintaining a manual of compliance procedures in relation to the business of the Company;

(c) Responsible for ensuring compliance by the staff of the Company with the provisions of the Act and these Policies and Procedures with the manual of compliance established under Section 9.2(b);

(d) Act as the liaison between the Company and the Council in matters relating to compliance with the provisions of the Act and these Policies and Procedures;

(e) Prepare and submit to the Council written reports on the Company's compliance with the provisions of the Act and these Policies and Procedures, in such form and submitted at such time as the Council may determine.

CHAPTER 10
TRAINING

Section 10.1. The Company shall provide education and training for all its staff and personnel, including directors and officers, to ensure that they are fully aware of their personal obligations and responsibilities in combating money laundering and to be familiar with its system for reporting and investigating suspicious matters.

Section 10.2. The Company may, due to the scale and nature of its operations, assign the internal audit or training functions to another person (e.g. professional association, parent company or external auditors). Where the Company delegates its responsibilities for audit and training, due diligence is to be exercised to ensure that the persons appointed are able to perform these functions effectively and the fact of such appointment must be relayed in writing to the Council.

Section 10.3. The Company shall determine the timing and content of training for various sectors of staff in accordance with the following guidelines:

(i) *New Staff*

A general appreciation of the background to money laundering, the need to be able to identify suspicious transactions and report such transactions to the appropriate designated point within the Company. This training shall be provided to all new employees, regardless of level of seniority.

(ii) *Cashiers/Dealers Representatives or Investment Representatives/Advisory Staff*

Personnel who deal directly with the public are the first point of contact with potential money launderers. Their efforts are therefore vital to the Company's reporting system for such transactions. They should be trained to identify suspicious transactions and on the procedure to be adopted when a transaction is deemed to be suspicious. "Front-line" staff should be made aware of the Company's policy for dealing with non-regular customers particularly where large cash transactions are involved, and the need for extra vigilance in cases under suspicious circumstances.

(iii) *Supervisors and Managers*

A higher level of instruction covering all aspects of money laundering procedures shall be provided to supervisors and managers. This will include the offenses and penalties arising from the Act, procedures relating to service of production and restraint orders, internal reporting procedures, and the requirements for verification of identity and the retention of records.

Section 10.4. The Company shall, at least once a year, make arrangements for refresher training to remind key staff of their responsibilities and to make them aware of any changes in the laws and rules relating to money laundering, as well as the internal procedures of the Company.

ANNEX "A"

COVERED TRANSACTION REPORT (CTR)

COVERED TRANSACTION REPORT (CTR)

(Complete all parts that apply—See instructions)

Sec form No. ______
January 2002

1 Check all box(es) that apply:

a ☐ Amends prior report   b ☐ Individual Person
c ☐ Multiple Persons   d ☐ Corporation

Part I Person(s) Involved in Transaction(s)

Section A - Individual Person

2 Individual's last name	3 First Name	4 Middle Name
5 Doing Business As	6 SSS. GSIS, TIN No.	7 Date of Birth

8 Address   9 Tel. Nos./Fax Nos.

10 Occupation/Business   11 Tel. Nos./Fax Nos.

12 Describe Method to Verify Identity

a ☐ Driver's License   c ☐ Alien Registration
b ☐ Passport   d ☐ Others ______________

Issuing Authority ______________   Number ______________
Date Issued ______________   Date of Expiry ______________

Section B - Multiple Persons

2 Last name	3 First Name	4 Middle Name
a	a.1	a.2
b	b.1	b.2
c	c.1	c.2

5 Doing Business As	6 SSS. GSIS, TIN No.	7 Date of Birth
a	a.1	a.2
b	b.1	b.2
c	c.1	c.2

8 Addresses		9 Tel. Nos./Fax Nos.
a	a.1	a.2
b	b.1	b.2
c	c.1	c.2

10 Occupation/Business   11 Tel. Nos./Fax Nos.

12 Describe Methods to Verify Identity

First Individual

a ☐ Driver's License   c ☐ Alien Registration
b ☐ Passport   d ☐ Others ______________

Issuing Authority ______________   Number ______________
Date Issued ______________   Date of Expiry ______________

Second Individual

a ☐ Driver's License   c ☐ Alien Registration
b ☐ Passport   d ☐ Others ______________

Issuing Authority ______________   Number ______________
Date Issued ______________   Date of Expiry ______________

Third Individual

a ☐ Driver's License   c ☐ Alien Registration
b ☐ Passport   d ☐ Others ______________

Issuing Authority ______________   Number ______________
Date Issued ______________   Date of Expiry ______________

Section C : Corporation

13 Regulated Name | 14 Registration No. | 15 Date of registration

16 Address | 17 Tel. Nos./Fax Nos.

18 Nature of Business | 19 Tel. Nos./Fax Nos.

20 Describe Method to Verify Legal Existence

a ☐ Certificate of registration
b ☐ Articles of Incorporation/By-Laws
c ☐ City/Municipal permits
d ☐ Others ____________

Part II Amount and Type of Transaction (s) Check all boxes that apply.

21 Amount of Cash ____________

a ☐ Philippine Peso
b ☐ US Dollar
c ☐ Others ____________

22 Date(s) of Transaction (s)

23 Account Numbers Involved and Affected

24 Nature of Transaction: Describe. Use additional Sheets, if necessary.

PART III Covered Institution Where Transaction(s) Take Place

25 Name of Covered Institution | 26 Nature of Business

27 Address | 28 Tel. Nos./Fax Nos.

29 Name and Title of Person Who Made the Transaction | 30 Date When Reported

31 Name and Title of Person Preparing this Report | 32 Date This Report was Signed

33 Signature of Person Who Made the Transaction | 34 Signature of Preparer

35 Name/Title of Person Approving this Report | 36 Signature of Person Approving this Report

37 Copy of Authorization from Covered Institution of Persons Making, Preparing and Approving This Report

a ☐ Attached b ☐ Not Attached. Reasons ____________

Who Must File.—Each covered institution must file SEC Form No. _________ (CTR) for each transaction by, throu[illegible]or to the covered institution which involv[illegible] transaction in Philippine currency or its equivalent in foreign currency of more than Php4,000,000.00. Multiple transactions must be treated as a single transaction if the covered institution has knowledge that (1) they are by or on behalf of the same person, and (2) they result in currency received (Cash In) or currency disbursed (Cash Out) by the covered institution totaling more than Php4,000,000.00 in a series of transactions. A business day is a calendar day.

Identification Requirements.— **This is important!** All individuals conducting a reportable transaction(s) for themselves or for another person must be identified by means of an official document(s) from the covered institution as the person/s authorized to make such a report.

In completing the CTR, the covered institution must indicate on the form the method, type, and number of the identification of the account holder or customer used in the transaction. Statements such as "known customer" or "signature card on file" are not sufficient for form completion.

When and Where To File.—File this CTR within five (5) days from which the transaction occurred to:

THE EXECUTIVE DIRECTOR
ANTI-MONEY LAUNDERING COUNCIL
BANGKO SENTRAL NG PILIPINAS
ROXAS BOULEVARD
PASAY CITY

Penalties.—Civil and criminal penalties are provided by the law for failure to file a CTR or to supply information or for filing a false or fraudulent CTR.

Specific Instructions

1. Because of the limited space of the CTR, it may be necessary to submit additional information on attached sheets. Submit this additional information on plain paper attached to the CTR. Be sure to put the covered institution's, individual's or organization's name and identifying number (e.g., items 2, 3, 4, and 6 of the CTR) on any additional sheets so that if it becomes separated, it may be associated with the CTR.

2. Amounts may be aggregated. The threshold limit for mandatory filing of a covered transaction report an amount in excess of Php4,000,000.00. This covers the following transactions:

   a. a single, series or combination of transactions a total amount in excess of Php4,000,000.00 or an equivalent in foreign currency based on the prevailing exchange rate where the client is not properly identified and/or the amount is not commensurate with his business or financial capacity, or is without any underlying legal or trade obligation, purpose, origin or economic justification.

   b. A single, series or combination or pattern of unusually large and complex transactions in excess of Php4,000,000.00 or an equivalent in foreign currency based on the prevailing exchange rate, especially cash deposits and investments having no credible purpose or origin, underlying trade obligation or contract.

3. Enter the full address of the covered institution where the transaction occurred. If there are multiple transactions, provide information on the office or branch where any one of the transactions has occurred.

4. The CTR shall be signed by the employee(s) who dealt directly with customer in the transaction and who made the initial internal report within the covered institution, the Compliance Officer of the covered institution, who made the necessary evaluation of the transaction and a senior official of the covered institution with a rank not lower than senior vice-president, who approved the filing of the CTR.

ANNEX "B"

SUSPICIOUS TRANSACTION REPORT (STR)

Suspicious Transaction Report

SEC FORM NO. ________
January 2002

1 Check box below only if correcting a prior report.

☐ *Corrects Prior Report (see Part V under How to Make a Report)*

PART I Reporting Covered Institution Information

2 Name of Covered Institution

4 Address of Covered Institution

5 Tel. Nos. /Fax Nos.

6 Address of Branch Office(s) where transaction occurred

7 If institution closed, date closed

___/___/___
MM DD YYYY

8 Account number(s) affected	Date Opened	Closed?		Date Opened	Closed?
a ________	________	☐ Yes	c ________	________	☐ Yes
b ________	________	☐ No	d ________	________	☐ No

9. Nature of Transaction(s)/Account(s)

PART 2 Suspect Information

10 Last Name or Name of Entity

11 First Name

12 Middle

13 Address

14 SSN, GSIS or TIN

15 Date of Birth

___/___/___
MM DD YYYY

16 Phone Number – Residence

167 Phone Number - Work

18 Occupation/Type of Business

19 Admission/Confession?

a ☐Yes b☐ No

20 Forms of Identification for Suspect:

a ☐ Driver' s License b ☐ Passport c ☐ Alien Registration d ☐ Other ________

Number ________ Issuing Authority ________

Date Issued ________ Date Expires ________

21 Relationship to Covered Institution:

a ☐Accountant	d ☐Attorney	g ☐Customer	j ☐Officer
b ☐Agent	e ☐Borrower	h ☐Director	k ☐Shareholder
c ☐Appraiser	f ☐Broker	i ☐Employee	l ☐ Other ________

22 Is the relationship an insider relationship? a ☐Yes b ☐No

If Yes specify: c ☐ *Still employed* e ☐*Terminated*
d ☐ Suspended f ☐Resigned

22 Date of Suspension, Termination, Resignation

___/___/___
MM DD YYYY

PART III Suspicious Transaction Information

23 Date or date range of suspicious transaction	24 Total amount involved in known or suspicious transaction
From ___ / ___ / ______ To ___ / ___ / ______ (MM DD YYYY MM DD YYYY)	Peso ______ Dollar ______ Other Currency ______

25 Basis of Suspicion: Check any of the listed Predicate Crimes

- a. ☐ Kidnapping for ransom
- b. ☐ Dangerous Drugs Act (Secs. 3,4,5,7,8,,9 of Art. 2)
- c. ☐ Anti-Graft and Corrupt Practices Act (RA 3019, Secs. 3 (b,c,e,g,h, i)
- d. ☐ Plunder (RA 7080)
- e. ☐ Robbery and extortion (Revised Penal Code, Arts. 294, 295, 296, 299, 300, 301, 302)
- f. ☐ Jueteng and masiao (Illegal Gambling PD 1602)
- g. ☐ Piracy in the high seas
- h. ☐ Qualified theft (RPC Art. 310)
- i. ☐ Swindling (Estafa RPC Art. 315)
- j. ☐ Smuggling (RA 455 and 1937)
- k. ☐ E-Commerce (RA 8792)
- l. ☐ Hijacking (RA 6235)
- m. ☐ Destructive arson and murder, those perpetrated by terrorists against non-combatant persons and similar targets
- n. ☐ Fraudulent practices and violations of SRC (RA 8799)
- o. ☐ Felonies or offenses of similar nature punishable under penal laws of other countries, specify ______

27 Name of Person (s) Making this report	28 Position in Covered Institution
29 Contact Number	30 Date Prepared
31 Signature of Person/s Making this Report	
32 Name of Person Receiving This Report	33 Position
34 Contact Number	35 Date Received
36 Signature of Person Receiving This Report	

37 Copy of the following documents attached

a ☐ Customer Identification: Enumerate

b ☐ Relevant Documents supporting the suspicious transactions: Enumerate

c ☐ Copy of Authorization from Covered Institution of Persons Making, Preparing and Approving This Report

Explanation/description of known or suspected violation of law or suspicious transaction.

This section of the report is critical. The care with which it is written may make the difference in whether or not the described conduct and its possible criminal nature are clearly understood. Provide below a chronological and **complete** account of the possible violation of law, including what is unusual, irregular or suspicious about the transaction, using the following checklist as you prepare your account. **If necessary, continue the narrative on a duplicate of this page.**

a. **Describe** supporting documentation and retain for 5 years.
b. **Explain** who benefited, directly or indirectly, from the transaction, how much, and how.
c. **Retain** any confession, admission, or explanation of the transaction provided by the suspect and indicate to whom and when it was given.
d. **Retain** any confession, admission, or explanation of the transaction provided by any other person and indicate to whom and when it was given.
e. **Retain** any evidence of cover-up or evidence of an attempt to deceive federal or state examiners or others.
f. **Indicate** where the possible violation took place (e.g., main office, branch, other).
g. **Indicate** whether the possible violation is an isolated incident or relates to other transactions.
h. **Indicate** whether there is any related litigation; if so, specify.
i. **Recommend** any further investigation that might assist law enforcement authorities.
j. **Indicate** whether any information has been excluded from this report; if so, why?
k. If you are correcting a previously filed report, describe the changes that are being made.
l. **Indicate** whether currency and/or monetary instruments were involved. If so, provide the amount and/or description of the instrument (for example, bank draft, letter of credit, domestic or international money order, stocks, bonds, traveler's checks, wire transfers sent or received, cash, etc.).
m. **Indicate** any account number that may be involved or affected.

Description of the Suspicious Transactions and Chronology of Events Leading to the Suspicion Using the Guidelines Enumerated Above

Safe Harbor Provisi[illegible] of the Anti-Money Laundering Act [illegible] 2001, Republic Act No. 9169, under Section [illegible] provides complete protection from crimi[illegible] civil and/or administrative liability for all reports of suspected or known criminal violations and suspicious activities to appropriate authorities, including supporting documentation..

Specifically, the law provides that a covered institution, and its directors, officers, employees and agents, that make a disclosure of any possible violation of law or regulation, shall not be liable to any person under any law or regulation of the Philippines or any constitution, law, or regulation of any country or political subdivision thereof, for such disclosure or for any failure to notify the person involved in the transaction or any other person of such disclosure, when such reporting was done in good faith and in the regular performance of their duties and responsibilities under the Act.

The law further requires that a covered institution, and its directors, officers, employees and agents who, by means of a suspicious transaction report, report suspected or known criminal violations or suspicious activities may not notify any person involved in the transaction that the transaction has been reported. Any breach of this confidentiality provision shall render them .criminally, civilly and administratively liable under the law.

In situations involving violations requiring immediate attention, such as when a reportable violation is ongoing, the covered institution shall immediately notify, by telephone, appropriate law enforcement and covered institution supervisory authorities in addition to filing a timely suspicious transaction report.

WHEN TO MAKE A REPORT:

1. All covered institutions falling under Section 3 (a)(3) of the Anti-Money Laundering Act of 2001, Republic Act No. 9160 are required to make this report following the discovery of:

    a. **Violations involving any amount.** Whenever the covered institution detects any known or suspected violation of any the predicate crimes under the Act, or pattern of criminal violations, committed or attempted against the covered institution or involving a transaction or transactions conducted through the covered institution, where the covered institution believes that it was either an actual or potential victim of a criminal violation, or series of criminal violations, or that the covered institution was used to facilitate a criminal transaction, and the covered institution has a substantial basis for identifying the suspect, <u>which may include one of its directors, officers, employees, agents or other institution-affiliated parties</u> as having committed or aided in the commission of a criminal act regardless of the amount involved in the violation.

    b. **Violations aggregating PhP4,000,000.00 or more where a suspect can be identified.** Whenever the covered institution detects any known or suspected predicate crime violation, or pattern of criminal violations, committed or attempted against the covered institution or involving a transaction or transactions conducted through the covered institution and involving or aggregating Php4,000,000.00 or more in funds or other assets, through one transaction or a series of transactions, where the covered institution reasonably believes that it was either an actual or potential victim of a criminal violation, or series of criminal violations, or that the covered institution was used to facilitate a criminal transaction, and the covered institution has a substantial basis for identifying a possible suspect or group of suspects, <u>which may include one of its directors, officers, employees, agents or other institution-affiliated parties</u>. If it is determined prior to filing this report that the identified suspect or group of suspects has used an alias, then information regarding the true identity of the suspect or group of suspects, as well as alias identifiers, such as drivers' licenses or social security numbers, addresses and telephone numbers, must be reported.

2. The covered institution shall use as guidelines the examples of suspicious transactions attached as Annex "B" to the Commission's Circular No. ________. These are not intended to be exhaustive and only provide examples of the most basic ways in which money may be laundered. Identification of any of the transactions listed should prompt initial enquiries and, if necessary, further investigations on the source of funds.

(5) calendar days after the date of initial detection of facts that may constitute a basis for filing a suspicious transaction report. If no suspect was identified on the date of detection of the incident requiring the filing, a covered institution may delay filing a suspicious transaction report for an additional **ten (10)** calendar days to identify a suspect. In no case shall reporting be delayed more than **twenty (20)** calendar days after the date of initial detection of a reportable transaction.

HOW TO MAKE A REPORT:

1. Send each completed Suspicious Transaction Report to:

THE EXECUTIVE DIRECTOR
ANTI-MONEY LAUNDERING COUNCIL
BANGKO SENTRAL NG PILIPINAS
ROXAS BOULEVARD
PASAY CITY

2. For items that do not apply or for which information is not available, leave blank.

3. If you are correcting a previously filed report, check the box at the top of the report (line 1). Complete the report in its entirety and include the corrected information in the applicable boxes. Then describe the changes that are being made in Part IV.

4. If more space is needed to report additional suspects, attach copies of PART IV to provide the additional information.

5. **Identification Requirements for Persons Preparing and Making the Report.— This is important!** All individuals conducting a reportable transaction(s) for themselves or for another person must be identified by means of an official document(s) from the covered institution as the person/s authorized to make such a report.

ANNEX "C"

EXAMPLES OF SUSPICIOUS TRANSACTIONS

The list of situations given below is intended mainly to highlight the basic ways in which money may be laundered. While each individual situation may not be sufficient to suggest that money laundering is taking place, a combination of such situations may be indicative of such a transaction. Further, the list is by no means complete or exhaustive and will require constant updating and adaptation to changing circumstance and new methods of laundering money. The list is intended solely as an aid, and must not be applied as a routine instrument in place of common sense.

EXAMPLES OF SUSPICIOUS TRANSACTIONS:

I. Transactions Which Do not Make Economic Sense

1. Transactions not in keeping with the customer's normal activity, the financial markets in which the customer is active and the business which the customer operates.

2. Buying and selling of securities with no discernible purpose in circumstances which appear unusual.

3. Transactions not in keeping with normal practice in the market in which they relate, e.g., with reference to market size and frequency, or at off-market prices, early termination of products at a loss due to front end loading or early cancellation, especially where cash had been tendered and/or the refund check is to a third party.

4. Other transactions linked to the transaction in question which could be designed to disguise money and divert it to other forms or to other destinations or beneficiaries.

5. The entry of matching buys and sells in particular securities, wash sales, creating an illusion of trading. Such wash trading does not result in a bona fide market position and might provide "cover" for a money launderer.

6. Wash trading through multiple accounts of the same customer with the same or different broker(s) might be used to transfer accounts by generating offsetting losses and profits in different accounts.

7. Unusual transfers of positions between accounts, whether or not commonly owned.

8. Abnormal settlement instructions, including payment to apparently unconnected parties, and/or where such instructions for settlement are not in accordance with the usual practice of the market or the Regulated Intermediary.

1. A customer introduced by an overseas bank, affiliate, Regulated Intermediary or other investor, all of which are based in countries where production of drugs, drug trafficking or graft and corruption may be prevalent.

2. A large number of security transactions across a number of jurisdictions.

II. Transactions Involving Unidentified Parties

1. A personal customer for whom verification of identity proves unusually difficult and who is reluctant to provide details.

2. A corporate/trust customer where there are difficulties and delays in obtaining copies of the accounts or other documents of incorporation.

3. Any transaction in which the counterparty to the transaction is unknown.

4. Settlement either by registration or delivery of securities to be made to an unverified third party.

5. Customers who wish to maintain a number of trustee or customers' accounts that do not appear consistent with their type of business, including transactions that involve nominee names.

6. A number of transactions by the same counterparty in small amounts relating to the same security, each purchased for cash, then sold in one transaction, the proceeds being credited to an account different from the original account, the owner of which is unverified.

III. Miscellaneous

1. Large or unusual transactions in cash or bearer forms, remittances and transfers of funds.

2. The use of a customer of an intermediary to holds funds that are not being used to trade in securities.

3. A customer who deals with an intermediary only in cash or cash equivalents rather than through banking channels.

4. A customer who opens several accounts, in his own name or that of a nominee/s, trustee/s, agent/s, or dummy/ies, that do not appear to be consistent with their type of business.

5. The known background of the person conducting the transaction is not consistent with the transaction, and/or any unusual behavior in conducting the transaction;

6. The production of seemingly false identification in connection with any transaction, the use of aliases and a variety of different addresses;

7. A client with no discernible purpose for using the



THE PHILODRILL CORPORATION
QUAD ALPHA CENTRUM, 125 PIONEER, MANDALUYONG CITY, PHILIPPINES
TEL. NOS. 631-1801 TO 05 ; 631-8151/52 ; FAX: (632) 631-8080 , (632) 631-5310

6 February 2003

SECURITIES AND EXCHANGE COMMISSION
6th Floor, SEC Building
EDSA, Greenhills, Mandaluyong City

Attention: **ATTY. JUSTINA F. CALLANGAN**
Director

Gentlemen:

We respond to your letter dated 24 January 2003 which we received on 31 January 2003, as follows:

• Name of Compliance Officer	-	Atty. Augusto B. Sunico
• Date of designation or appointment	-	Appointed ***September 25, 2002*** Accepted ***January 22, 2003***
• Other position/s being held in the company	-	Director/Executive Vice President & Treasurer
• Brief business experience	-	For the past five (5) years, he has served as a director and/or executive officer, and maintained business interests, in a university and companies involved in oil and gas exploration, mining, shipbuilding, stock brokerage, property development, financial services and shopping center, among others.

Enclosed please find a copy of our Corporate Governance Manual duly signed by our Board Chairman, Mr. Alfredo C. Ramos, and filed with the SEC on August 29, 2002.

We trust the foregoing are sufficient.

Very truly yours,

ADRIAN S. ARIAS
Corporate Secretary

GENERAL INFORMATION SHEET

STOCK CORPORATION

GENERAL INSTRUCTIONS ON THE USE OF THIS GENERAL INFORMATION SHEET (GIS)

1. This GIS is to be submitted within thirty (30) calendar days following the date of the Annual Members Meeting. Do not leave any item blank. Write N.A. if information required is not applicable to the Corporation.

2. If no meeting was held, the Corporation shall submit the GIS together with an affidavit of non-holding of meeting within thirty (30) calendar days from the date of the scheduled Annual/Special Meeting (as provided in the By-Laws).

3. This GIS should be certified and sworn to by the Corporate Secretary, or by the President or any duly authorized officer of the Corporation.

4. Submit six (6) copies to the Central Receiving Section, Ground Floor, SEC Building, EDSA, Mandaluyong City. The original and all conformed copies uniformly should be on A4 or letter-sized paper under a standard cover page. The original and all conformed pages shall utilize only one side. Companies submitting a copy on a diskette need only to submit four (4) paper copies.

5. All filings must be written in the English Language.

6. Only the GIS accomplished in accordance with the herein instructions shall be considered as having been filed/submitted.

ACTUAL DATE OF ANNUAL/SPECIAL MEETING: **JUNE 25, 2003**

REG. NO.: **38683** DATE OF ANNUAL MEETING PER BY-LAWS: FISCAL YEAR END: **December 31**

CORPORATE NAME: **THE PHILODRILL CORPORATION**

ADDRESS/PRINCIPAL OFFICE BASED ON THE LATEST ARTICLES OF INCORPORATION: **8th Floor, Quad Alpha Centrum 125 Pioneer St., Mandaluyong City** DATE REGISTERED: **June 26, 1969**

PRESENT ADDRESS: **8th Floor, Quad Alpha Centrum 125 Pioneer St., Mandaluyong City** AREA CODE: **1550**

TELEPHONE NO.: **631-8151-52; 631-1801-05** FAX NO.: **631-8080** CORPORATE T.I.N.: **041-000-315-612**

PRIMARY PURPOSE/ACTIVITY PRESENTLY ENGAGED IN:

a) **Primary** **Investment**
b) **Secondary** **Oil Exploration**
c) **Activity** **Petroleum Operations**

INDUSTRY CODE:

PARENT COMPANY REG. NO.: **N.A.** COMPANY NAME AND ADDRESS: **N.A.**

SUBSIDIARY/AFFILIATE REG. NO.: COMPANY NAME AND ADDRESS

AS093006947 — **PENTA CAPITAL & INVESTMENT CORP.**
10/F ACT Tower, 135 Sen. Gil J. Puyat Avenue, Makati City

145490 — **EDSA PROPERTIES HOLDINGS, INC.**
Unit 506/607, Shangri-La Plaza Mall, EDSA cor Shaw Boulevard Mandaluyong City

TOTAL NO. OF EMPLOYEES	TOTAL NO. OF MANAGERS/OFFICERS	TOTAL ANNUAL COMPENSATION OF DIRECTORS DURING THE PRECEDING FISCAL YEAR	WITH SEC/OTHER GOV'T. AGENCY-SECONDARY LICENSE? Y/N REG. NO.:
28	7	₱1,231,057	N/A

GENERAL INFORMATION SHEET

(STOCK CORPORATION)

PLEASE PRINT LEGIBLY

FINANCIAL PROFILE

		TYPE OF SHARES	CODE	NUMBER OF SHARES/TYPE	PAR/STATED VALUE	AMOUNT (PhP)
AUTHORIZED CAPITAL						
		A		930,000,000	₱ 1.00	₱ 930,000,000.00
		B		620,000,000	1.00	620,000,000.00
		TOTAL	₱	1,550,000,000	TOTAL ₱	1,550,000,000.00
SUBSCRIBED CAPITAL						
FILIPINO	NO. OF STOCKHOLDERS	TYPE OF SHARES	CODE	NUMBER OF SHARES/TYPE	PAR/STATED VALUE	AMOUNT (PhP)
		A		9,207,643	₱ 1.00	₱ 9,207,643.00
		B		3,470,082	1.00	3,470,082.00
		TOTAL	₱	12,677,725	TOTAL ₱	12,677,725.00
FOREIGN (NATIONALITY)	NO. OF STOCKHOLDERS	TYPE OF SHARES	CODE	NUMBER OF SHARES/TYPE	PAR/STATED VALUE	AMOUNT (PhP)
		A		-	₱ -	-
		B		54,925	1.00	54,925.00
		TOTAL	₱	54,925	TOTAL ₱	54,925.00
				TOTAL SUBSCRIBED	₱	12,732,650.00
PAID-UP CAPITAL						
FILIPINO	NO. OF STOCKHOLDERS	TYPE OF SHARES	CODE	NUMBER OF SHARES/TYPE	PAR/STATED VALUE	AMOUNT (PhP)
		A		909,328,276	₱ 1.00	₱ 909,328,276.00
		B		606,857,906	1.00	606,857,906.00
		TOTAL	₱	1,516,186,182	TOTAL ₱	1,516,186,182.00
FOREIGN (NATIONALITY)	NO. OF STOCKHOLDERS	TYPE OF SHARES	CODE	NUMBER OF SHARES/TYPE	PAR/STATED VALUE	AMOUNT (PhP)
		A		35,920	₱ 1.00	₱ 35,920.00
		B		5,989,264	1.00	5,989,264.00
		TOTAL	₱	6,025,184	TOTAL ₱	6,025,184.00
				TOTAL PAID-UP	₱	1,522,211,366.00

NOTE: USE ADDITIONAL SHEET/ANNEX (2a) IF NECESSARY USED 2a [Y/N]

GENERAL INFORMATION SHEET

(STOCK CORPORATION)

PLEASE PRINT LEGIBLY

DIRECTORS / OFFICERS

NAME AND ADDRESS (RESIDENCE)	INC'R	BOARD	STOCKHLDR.	OFFICER	T.I.N. or Passport No. NATIONALITY
ALFREDO C. RAMOS 9th Floor, Quad Alpha Centrum 125 Pioneer Street, Mandaluyong City	N	C	Y	President	132-017-513
HENRY A. BRIMO Philex Building, Brixton Corner Fairlane Streets, Pasig City	Y	M	Y	Vice Chairman	102-377-273
AUGUSTO B. SUNICO 9th Floor, Quad Alpha Centrum 125 Pioneer Street, Mandaluyong City	N	M	Y	Executive Vice President & Treasurer	100-717-370
GERARD H. BRIMO Philex Building, Brixton Corner Fairlane Streets, Pasig City	N	M	Y	N/A	102-377-265
MAXIMO G. LICAUCO III 3rd Floor, Quad Alpha Centrum 125 Pioneer Street, Mandaluyong City	N	M	Y	N/A	113-252-703
TEODORO L. LOCSIN, JR. #55 Paseo De Roxas, Makati City	N	M	Y	N/A	105-884-252
NICASIO I. ALCANTARA 3rd Floor, Alsons Building 2286 Pasong Tamo Extension, Makati City	N	M	Y	N/A	105-252-527
HONORIO A. POBLADOR III 12th Floor, Telecomms Plaza Gil Puyat Avenue, Makati City	N	M	Y	N/A	112-105-590
PRESENTACION S. RAMOS 9th Floor, Quad Alpha Centrum 125 Pioneer Street, Mandaluyong City	N	M	Y	N/A	125-496-733
FRANCISCO A. NAVARRO 8th Floor, Quad Alpha Centrum 125 Pioneer Street, Mandaluyong City	N	N/A	N	Vice President – Exploration	100-717-285
REYNALDO E. NAZAREA 8th Floor, Quad Alpha Centrum 125 Pioneer Street, Mandaluyong City	N	N/A	N	Vice President – Finance & Administration	100-717-294
ADRIAN S. ARIAS 9th Floor, Quad Alpha Centrum 125 Pioneer Street, Mandaluyong City	N	N/A	N	Corporate Secretary	107-439-052
ALESSANDRO O. SALES 8th Floor, Quad Alpha Centrum 125 Pioneer Street, Mandaluyong City	N	N/A	N	Assistant Vice President - Exploration	106-208-128

INSTRUCTIONS:

FOR BOARD COLUMN, PUT "C" FOR CHAIRMAN, "M" FOR MEMBER.
FOR INC'R COLUMN, PUT "Y" IF AN INCORPORATOR, "N" IF NOT.
FOR STOCKHOLDER COLUMN, PUT "Y" IF A STOCKHOLDER, "N" IF NOT.
FOR OFFICER COLUMN, INDICATE PARTICULAR POSITION IF AN OFFICER, "N/A" IF NOT.



GENERAL INFORMATION SHEET

(STOCK CORPORATION)

PLEASE PRINT LEGIBLY

CORPORATE NAME:

THE PHILODRILL CORPORATION

STOCKHOLDERS:

NAME, NATIONALITY AND ADDRESS	SHARES SUBSCRIBED			AMOUNT PAID (PhP)	T.I.N. or Passport No.
	TYPE/ CLASS	NUMBER	AMOUNT (PhP)		
NATIONAL BOOK STORE, INC.	A	30,037,936	₱30,037,936.00	₱30,037,936.00	000-325-972V
Filipino	B	64,622,141	64,622,141.00	64,622,141.00	
2nd Floor, Quad Alpha Centrum					
125 Pioneer Street, Mandaluyong City 1550	TOTAL	94,660,077	₱94,660,077.00	₱94,660,077.00	
PHILEX MINING CORPORATION	A	30,042,214	₱30,042,214.00	₱30,042,214.00	000-283-731
Filipino	B	16,465,442	16,465,442.00	16,465,442.00	
Brixton Corner Fairlane Streets					
Pasig City	TOTAL	46,507,656	₱46,507,656.00	₱46,507,656.00	
VULCAN INDUSTRIAL & MINING CORP.	A	26,434,305	₱26,434,305.00	₱26,434,305.00	000-062-736
Filipino	B	13,710,219	13,710,219.00	13,710,219.00	
5th Floor, Quad Alpha Centrum					
125 Pioneer Street, Mandaluyong City 1550	TOTAL	40,144,524	₱40,144,524.00	₱40,144,524.00	
WEALTH SECURITIES, INC.	A	4,908,679	₱ 4,908,679.00	₱ 4,908,679.00	000-330-678
Filipino	B	4,617,411	4,617,411.00	4,617,411.00	
PSE Center, Tektite Tower, Pasig City					
	TOTAL	9,526,090	₱ 9,526,090.00	₱ 9,526,090.00	
TERESITA DELA CRUZ	A	5,128,831	₱ 5,128,831.00	₱ 5,128,831.00	129-310-952
Filipino	B	1,492,897	1,492,897.00	1,492,897.00	
Ayala Alabang Village, Muntinlupa City					
	TOTAL	6,621,728	₱ 6,621,728.00	₱ 6,621,728.00	
SAPPHIRE SECURITIES, INC.	A	3,064,727	₱ 3,064,727.00	₱ 3,064,727.00	000-360-117
Filipino	B	3,383,636	3,383,636.00	3,383,636.00	
Bankers Center, Ayala Avenue, Makati City					
	TOTAL	6,448,363	₱ 6,448,363.00	₱ 6,448,363.00	
TRAFALGAR HOLDINGS PHIL., INC.	A	3,228,741	₱ 3,228,741.00	₱ 3,228,741.00	000-192-318
Filipino	B	702,144	702,144.00	702,144.00	
5th Floor, Quad Alpha Centrum					
125 Pioneer Street, Mandaluyong City 1550	TOTAL	3,930,885	₱ 3,930,885.00	₱ 3,930,885.00	
ALAKOR CORPORATION	A	373,218	₱ 373,218.00	₱ 373,218.00	000-175-116
Filipino	B	1,767,117	1,767,117.00	1,767,117.00	
9th Floor, Quad Alpha Centrum					
125 Pioneer Street, Mandaluyong City 1550	TOTAL	2,140,335	₱ ,140,335.00	₱ 2,140,335.00	
F.YAP SECURITIES	A	853,758	₱ 853,758.00	₱ 683,006.40	000-333-165
Filipino	B	311,993	311,993.00	249,594.40	
2301 23rd Flr., PSE, Ortigas Center					
Pasig City	TOTAL	1,165,751	₱ 1,165,751.00	₱ 932,600.80	
		TOTAL ₱			

INSTRUCTIONS INDICATE THE TOP 14 STOKHOLDERS, IF MORE THAN 14, INDICATE THE REST AS OTHERS

GENERAL INFORMATION SHEET

(STOCK CORPORATION)

PLEASE PRINT LEGIBLY

CORPORATE NAME:

THE PHILODRILL CORPORATION

STOCKHOLDERS:

NAME, NATIONALITY AND ADDRESS	SHARES SUBSCRIBED			AMOUNT PAID (PhP)	T.I.N. or Passport No.
	TYPE/ CLASS	NUMBER	AMOUNT (PhP)		
RCBC TRUST ACCT. #32-314-4	A	585,735	₱ 585,735.00	₱ 585,735.00	320-000-599-760
Filipino	B	264,927	264,927.00	264,927.00	
RCBC Building, Sen. Gil Puyat Avenue					
Makati City	TOTAL	850,662	₱ 850,662.00	₱ 850,662.00	
IMPERIAL DE GUZMAN	A	626,382	₱ 626,382.00	₱ 501,105.60	000-121-920
Filipino	B	77,492	77,492.00	61,993.60	
Greenfield Bldg., 750 Shaw Blvd.					
Mandaluyong City	TOTAL	703,874	₱ 703,874.00	₱ 563,099.20	
CUALOPING SECURITIES INC.	A	192,508	₱ 192,508.00	₱ 154,006.40	230-000333-333-V
Filipino	B	371,760	371,760.00	297,408.00	
Suite 1801 Tytana Plaza					
Binondo, Manila	TOTAL	564,268	₱ 564,268.00	₱ 451,414.40	
FRANCISCO ORTIGAS SECURITIES	A	402,843	₱ 402,843.00	₱ 322,274.40	000-283-304
Filipino	B	109,307	109,307.00	87,445.60	
815 Ortigas Bldg., Ortigas Pasig Cityy					
	TOTAL	512,150	₱ 512,150.00	₱ 409,720.00	
PEREGRINE SECURITIES (ATR)	A	377,280	₱ 377,280.00	₱ 301,824.00	320-000-168-671
Filipino	B	13,133	13,133.00	10,506.40	
Tower I, Ayala Avenue, Makati City					
	TOTAL	390,413	₱ 390,413.00	₱ 312,330.40	
OTHERS	A	6,462,636	₱ 6,462,636.00		
	B	2,355,930	2,355,930.00		
	TOTAL	8,818,566	₱ 8,818,566.00	₱ 6,834,688.89	
TOTAL		222,985,342		₱220,334,173.69	

INSTRUCTIONS INDICATE THE TOP 14 STOKHOLDERS, IF MORE THAN 14, INDICATE THE REST AS OTHERS

GENERAL INFORMATION SHEET

(STOCK CORPORATION)

PLEASE PRINT LEGIBLY

A. FORMS OF INVESTMENTS OF CORPORATE FUNDS IN ANOTHER CORPORATION	AMOUNT (PhP)	DATE OF BOARD RESOLUTION	DATE OF MEMBERS RATIFICATION
STOCKS	N/A	N/A	N/A
BONDS/COMMERCIAL PAPER	N/A	N/A	N/A
LOANS/CREDITS/ADVANCES	N/A	N/A	N/A
GOVERNMENT TREASURY BILLS	N/A	N/A	N/A
OTHERS			

B. INVESTMENT OF CORPORATE FUNDS IN ANY OF ITS SECONDARY PURPOSES	DATE OF BOARD RESOLUTION	DATE OF MEMBERS RATIFICATION
NATURE OF SECONDARY PURPOSE		

C. TREASURY SHARES	NO. OF SHARES	ACQUISITION COST
N/A		

D. UNRESTRICTED RETAINED EARNINGS AS OF END OF LAST FISCAL YEAR	₱ 262,027,357

E. DIVIDENDS DECLARED DURING THE IMMEDIATELY PRECEDING YEAR:

TYPE OF DIVIDENDS	AMOUNT (PhP)
CASH DIVIDEND	N/A
STOCK DIVIDEND	N/A
PROPERTY DIVIDEND	N/A
TOTAL ₱	

I, **ADRIAN S. ARIAS**, Corporate Secretary of the abovementioned Corporation, do solemnly swear and certify that all the matters set forth in this General Information Sheet composed of seven (7) pages are true and correct to the best of my knowledge and that this Corporation has complied with all the reportorial requirements provided under the Corporation Code of the Philippines.

Done This 4th day of July, 2003 in Mandaluyong City.

ADRIAN S. ARIAS
Corporate Secretary

SUBSCRIBED AND SWORN to before me this 4th day of July, 2003 at Mandaluyong City, Metro Manila affiant exhibited his Community Tax Certificate No. 02920518 issued on January 7, 2003 at Mandaluyong City.

Doc. No. 146;
Page No. 31;
Book No. 50;
Series of 2003.

BENIGNO F. MORALES
NOTARY PUBLIC
[illegible]
PTR NO. [illegible]767
ISSUED ON 1-02-03
MANDALUYONG CITY

NOTE: This **General Information Sheet (GIS)** may be used as **prima facie** evidence against the corporation for any violation of the Securities Regulation Code, the Corporation Code of the Philippines and other special laws, as well as the rules and regulations of the Securities and Exchange Commission.